   As filed with the Securities and Exchange Commission on November 2, 2009
                                                    Registration No. 333-160846

                                                                      811-07971
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6


   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             [ ]
      Pre-Effective Amendment No. 1                                    [X]
      Post-Effective Amendment No.                                     [ ]
   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
      Amendment No. 13                                                 [X]

                       (Check appropriate box or boxes)

                  MetLife Investors Variable Life Account One
                          (Exact Name of Registrant)

                      MetLife Investors Insurance Company
                              (Name of Depositor)

                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
             (Address of Depositor's Principal Executive Offices)

                    General American Life Insurance Company
                              (Name of Guarantor)

                            13045 Tesson Ferry Road
                              St. Louis, MO 63128

                Name and complete address of agent for service:
                              Richard C. Pearson
                           Vice President, Associate
                         General Counsel and Secretary
                      MetLife Investors Insurance Company
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
                                (800) 989-3752

                     Approximate Date of Proposed Filing:
  As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

Title of securities being registered:

(1) Flexible Premium Joint and Last Survivor Variable Life Insurance Policy and Flexible Premium Single Variable Life Insurance Policy and (2) Guarantee related to insurance obligations under variable life insurance contracts

                                   CLASS VL

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

                      JOINT AND LAST SURVIVOR POLICY AND
                              SINGLE LIFE POLICY

                                   ISSUED BY

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                               NOVEMBER 9, 2009

This prospectus describes two variable life insurance policies, the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy in this Prospectus refers to both policies except where otherwise noted. WE ARE NO LONGER OFFERING THE POLICIES DESCRIBED IN THIS PROSPECTUS TO NEW PURCHASERS. WE DO CONTINUE TO ACCEPT PREMIUM PAYMENTS FROM EXISTING OWNERS.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 30 Investment Funds listed below which are offered through our Separate Account. When you purchase a Policy, you bear the complete investment risk. This means that the Accumulation Account Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.
MET INVESTORS SERIES TRUST (CLASS A)
      Clarion Global Real Estate Portfolio
      Harris Oakmark International Portfolio
      Lazard Mid Cap Portfolio
      Legg Mason Partners Aggressive Growth Portfolio
      Legg Mason Value Equity Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      Lord Abbett Growth and Income Portfolio
      Met/AIM Small Cap Growth Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      Oppenheimer Capital Appreciation Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      RCM Technology Portfolio
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio
      Turner Mid Cap Growth Portfolio
      Van Kampen Comstock Portfolio

      MetLife Defensive Strategy Portfolio
      MetLife Moderate Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Aggressive Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio (formerly Harris Oakmark Focused Value Portfolio)
      MetLife Stock Index Portfolio
      Western Asset Management U.S. Government Portfolio
The Policies described in this prospectus were originally issued under MetLife Investors Variable Life Account Five. Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five with and into MetLife Investors Variable Life Account One. (See "MetLife Investors and the Separate Account").

THE SEC HAS NOT APPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION THAT IT HAS IS A CRIMINAL OFFENSE.

Please read this prospectus before investing and keep it on file for future reference. The prospectus describes all material features and benefits of the Policy. The language in the prospectus determines your rights under the federal securities laws.

The Policy:

..  is not a bank deposit.
..  is not federally insured.
..  is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

TABLE OF CONTENTS                                                              PAGE
SUMMARY OF BENEFITS AND RISKS.................................................   4
     Benefits of the Policy...................................................   4
     Risks of the Policy......................................................   5
     Risks of the Investment Funds............................................   7
FEE TABLES....................................................................   7
     Transaction Fees.........................................................   8
     Periodic Charges Other Than Investment Fund Operating Expenses...........   9
     Annual Investment Fund Operating Expenses................................  13
THE VARIABLE LIFE INSURANCE POLICY............................................  14
     Who Should Purchase the Policy?..........................................  15
     Replacing Existing Insurance.............................................  15
PURCHASES.....................................................................  15
     Application for a Policy.................................................  15
     Premiums.................................................................  15
     Unscheduled Premiums.....................................................  15
     Communications and Payments..............................................  16
     Lapse and Grace Period...................................................  16
     Reinstatement............................................................  16
     Allocation of Premium....................................................  17
     Accumulation Account Value of Your Policy................................  18
     Method of Determining Accumulation Account Value of an Investment Fund...  18
     Net Investment Factor....................................................  18
     Our Right to Reject or Return a Premium Payment..........................  19
THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS.................................  19
     MetLife Investors and the Separate Account...............................  19
     Certain Payments We Receive with Regard to the Investment Funds..........  22
     Selection of the Investment Funds........................................  22
     Substitution and Limitations on Further Investments......................  23
     Voting...................................................................  23
     Transfers................................................................  24
     Dollar Cost Averaging....................................................  25
     Portfolio Rebalancing....................................................  26
     Description of the MetLife Asset Allocation Program......................  26
DEATH BENEFIT.................................................................  27
     Change of Death Benefit..................................................  29
     Change in Face Amount....................................................  29
     Payment of Proceeds......................................................  29
ACCESS TO YOUR MONEY..........................................................  30
     Policy Loans.............................................................  30
     Loan Interest Charged....................................................  31
     Security.................................................................  31
     Repaying Policy Debt.....................................................  31
     Partial Withdrawals......................................................  31
     Pro-Rata Surrender.......................................................  32
     Full Surrenders..........................................................  33
OTHER INFORMATION.............................................................  33
     The General Account......................................................  33
     Distribution.............................................................  33
     Suspension or Delay of Payments or Transfers.............................  34
     Ownership................................................................  35
     Conversion Rights........................................................  35
     Additional Benefits......................................................  36
     Legal Proceedings........................................................  37
     Financial Statements.....................................................  37
     Restrictions on Financial Transactions...................................  37
CHARGES.......................................................................  38
     Deductions from Each Premium Payment.....................................  38
     Monthly Deduction........................................................  39
     Charges for Additional Benefit Riders....................................  40

TABLE OF CONTENTS                                                              PAGE

     Mortality and Expense Risk Charge........................................  40
     Surrender Charge.........................................................  41
     Transaction Charges......................................................  42
     Projection of Benefits and Values Charge.................................  42
     Investment Fund Expenses.................................................  42

FEDERAL TAX STATUS............................................................  42

SPECIAL TERMS.................................................................  47

SUMMARY OF BENEFITS AND RISKS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE SPECIAL TERMS SECTION AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

DEATH PROCEEDS. The Policy is a contract between you the Owner, and us, an insurance company, under which we provide insurance protection. Upon receipt of satisfactory proof of death of the person insured with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured, we pay death proceeds to your selected Beneficiary. Death proceeds equal the death benefit on the date of death of the Insured (or the Last Insured), plus any additional insurance provided by rider, less any Indebtedness and cost of insurance and any other charges that may be due.

POLICY FLEXIBILITY. The Policy is "flexible" because:

..  the frequency and amount of premiums can vary;

..  you can choose among death benefit options; and

..  you can change the amount of insurance coverage.

CHOICE OF DEATH BENEFIT OPTION. You may choose among three death benefit options: Option A, Option B and Option C. Option A provides a level death benefit equal to the Face Amount of your Policy. Options B and C provide a variable death benefit equal to the Policy's Face Amount plus the Accumulation Account Value of the Policy on the Insured's (or Last Insured's) date of death. The death benefits under all three Options are subject to increases required by the Internal Revenue Code of 1986. If your Policy is issued with either Option A or Option B, you may later change your death benefit option. A Policy issued with an Option C death benefit may not be changed.

FREE LOOK. You may cancel the Policy within 20 days after you receive it. We will refund the Policy's Accumulation Account Value plus any fees and charges (i.e., premium tax charge, Federal tax charge, selection and issue expense charge, percent of premium charge and mortality and expense charge) deducted from the Accumulation Account Value as of the day we receive your returned Policy. If you are age 60 or older, you may elect on the Policy application to apply 100% of your initial Net Premium to the BlackRock Money Market Portfolio, in which event you would generally receive a refund of the premiums you paid, or you may elect to allocate your initial Net Premium to other investment options, in which event you would receive the Accumulation Account Value. In either event, you may cancel the Policy within 30 days after you receive it.

INVESTMENT CHOICES. You can allocate your Net Premiums and Accumulation Account Value to our General Account or among any or all of the thirty Investment Funds available through the Policy. The Investment Funds available include equity funds, bond funds and a money market fund.

PARTIAL WITHDRAWALS. After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal in excess of 12, we may impose a $25 fee. We reserve the right to limit the number and minimum amount of partial withdrawals you may make in a Policy year. PARTIAL WITHDRAWALS MAY HAVE TAX CONSEQUENCES.

TRANSFERS. You may transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to or from the General Account (subject to restrictions). You can make 12 transfers in a Policy year without charge. For each transfer in excess of 12, we may impose a $25 fee. We reserve the right to limit the number and amount of transfers you may make in a Policy year. We may also impose restrictions on "market timing" transfers. (See "Transfers" for additional information on such restrictions.) We offer the following automated transfer privileges:

.. DOLLAR COST AVERAGING. Under the dollar cost averaging program, you may authorize us to make automatic transfers of specified dollar amounts from the BlackRock Money Market Portfolio to other Investment Funds on a monthly basis.

.. PORTFOLIO REBALANCING. Under the portfolio rebalancing program, you may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and the Investment Funds to the percentages determined in advance.

LOANS. You may borrow Accumulation Account Value from your Policy. The maximum amount you may borrow is the Accumulation Account Value of the Policy net of the surrender charge, reduced by monthly deductions and interest charges through the next Policy anniversary, increased by interest to be earned through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 4.5% on your loan. However, we credit interest at an annual rate of at least 4% on the amount we hold in the Loan Subaccount as security for the loan. LOANS MAY HAVE TAX CONSEQUENCES.

PRO-RATA SURRENDERS. After the first Policy year, you may make a Pro-Rata Surrender of the Policy that will reduce the Face Amount and the Accumulation Account Value by any whole percentage chosen by you. A PRO-RATA SURRENDER MAY HAVE TAX CONSEQUENCES.

SURRENDERS. You may make a full surrender of the Policy for its Cash Surrender Value at any time. The Policy's Cash Surrender Value equals the Accumulation Account Value reduced by any Policy loan and accrued loan interest and by any applicable surrender charge. A SURRENDER MAY HAVE TAX CONSEQUENCES.

TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in the value of your Policy should not be taxable to you. As long as your Policy is not a modified endowment contract (MEC), partial withdrawals and Pro-Rata Surrenders should be non-taxable until you have withdrawn or made a Pro-Rata Surrender of an amount equal to your total investment in the Policy. Death proceeds paid to your beneficiary should generally be free of Federal income tax.

CONVERSION PRIVILEGE. During the first two Policy years, you have a one-time right to convert the Policy to fixed benefit coverage by irrevocably electing to transfer all of your Accumulation Account Value, and to allocate all future premiums, to the General Account. The purpose of the conversion is to provide you with fixed Policy values and benefits. The transfer will not be subject to any transfer charge or transfer limits, if any, and will have no effect on the Policy's death benefit, Face Amount, net amount at risk, rate class or Issue Age.

ADDITIONAL BENEFITS. We offer several riders that provide additional insurance benefits under the Policy, such as the Supplemental Coverage Term Rider, which provides an additional death benefit payable on the death of the Insured(s). We generally deduct any monthly charges for these riders as part of the monthly deduction. Your registered representative can help you determine whether any of these riders are suitable for you.

PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE POLICY

INVESTMENT RISK. If you invest your Policy's Accumulation Account Value in one or more Investment Funds, then you will be subject to the risk that investment performance will be unfavorable and that your Accumulation Account Value will decrease. In addition, we deduct Policy fees and charges from your Policy's Accumulation Account Value, which can significantly reduce your Policy's Accumulation Account Value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's Accumulation Account Value. It is possible to lose your full investment and your Policy could lapse without value unless you pay additional premium. If you allocate Accumulation Account Value to the General Account, then we credit such Accumulation Account Value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 4%.

SURRENDER AND WITHDRAWAL RISKS. The Policy is designed to provide lifetime insurance protection. The Policy is not offered primarily as an investment and should not be used as a short-term savings vehicle. If you surrender the Policy or let it lapse (terminate without value) within the first 10 Policy years (and, for the Single Life Policy, within the first 10 Policy years following an increase in Face Amount), you will be subject to a surrender charge. You will also be subject to income tax on any gain that is distributed or deemed to be distributed from the Policy.

You will also be subject to a surrender charge if you make a Pro-Rata Surrender, or a partial withdrawal or change in death benefit option resulting in a Face Amount reduction, within the first 10 Policy years (or, for the Single Life Policy, within the first 10 Policy years following an increase in Face Amount).

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's Accumulation Account Value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges determine the Cash Surrender Value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).

RISK OF LAPSE. Your Policy may lapse if you have not paid a sufficient amount of premiums or if the investment performance of the Investment Funds is poor. If your Cash Surrender Value is insufficient to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Regardless of your Cash Surrender Value, however, your Policy generally will not lapse: (1) during the first five Policy years, if you pay certain required premium amounts; or (2) if you are protected by the Secondary Guarantee Rider. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.

TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law, although there is some uncertainty regarding the Federal tax treatment of joint and last survivor policies, especially when issued on a substandard basis. The death benefit under a Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in receipt of any portion of your Policy's Accumulated Account Value until there is an actual distribution from the Policy. Moreover, death benefits payable under the Policy should be excludable from the gross income of the beneficiary to the extent provided under the tax law. Although the beneficiary should generally not have to pay Federal income tax on the death benefit, other taxes, such as estate taxes, may apply. In the case of employer-owned life insurance as defined in section 101(j) of the Internal Revenue Code, the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued.

Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract, or MEC, due to the payment of excess premiums or unnecessary premiums, due to a material change or due to a reduction in your death benefit. If your policy becomes a MEC, surrenders, partial withdrawals, Pro-Rata Surrenders and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age
59 1/2 at the time of the surrender, partial withdrawal, Pro-Rata Surrender or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

If the Policy is not a MEC, distributions will generally be treated first as a return of basis, or investment in the contract, and then as taxable income. Moreover, loans will generally not be treated as distributions, although the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See "Federal Tax Status." YOU SHOULD CONSULT A QUALIFIED TAX ADVISER FOR ASSISTANCE IN ALL POLICY-RELATED TAX MATTERS.

LOAN RISKS. A Policy loan, whether or not repaid, will affect the Accumulation Account Value of your Policy over time because we subtract the amount of the loan from the Investment Funds and/or the General Account as collateral, and hold it in our Loan Subaccount. This loan collateral does not participate in the investment experience of the Investment Funds or receive any higher current interest rate credited to the General Account.

We also reduce the amount we pay on the Insured's (or Last Insured's, with respect to the Joint and Last Survivor Policy) death by the amount of any Indebtedness. Your Policy may lapse if your Indebtedness reduces the Cash Surrender Value to zero.

If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans, partial withdrawals and Pro-Rata Surrenders you have made exceed the premiums you have paid. Since loans, partial withdrawals and Pro-Rata Surrenders reduce your Policy's Accumulation Account Value, any remaining Accumulation Account Value may be insufficient to pay the income tax due.

LIMITATIONS ON ACCESS TO ACCUMULATION ACCOUNT VALUE. We limit partial withdrawals from Cash Surrender Value to 12 per Policy year and may impose a $25 fee for partial withdrawals in excess of 12 in a Policy year. The maximum amount you may withdraw from an Investment Fund each Policy year is the Policy's Accumulation Account Value in that Fund, net of applicable surrender charges and fees. The minimum amount, net of applicable surrender charges and fees, is the lesser of $500 or the Policy's Accumulation Account Value in the Investment Fund or the General Account. We reserve the right to limit the number and minimum amount of partial withdrawals in a Policy year.

LIMITATIONS ON TRANSFERS. We limit the number of transfers among the Investment Funds and to and from the General Account to 12 per Policy year and may impose a $25 fee for transfers in excess of 12 in a Policy year. The minimum amount that can be transferred is the lesser of $500 or the total Accumulation Account Value in an Investment Fund or the General Account. Transfers FROM the General Account are subject to additional limitations: the maximum amount you can transfer from the General Account in any Policy year is equal to the greater of 25% of the Policy's Cash Surrender Value in the General Account at the beginning of the year, or the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy. We are not currently enforcing these additional limitations, but we reserve the right to do so. We also reserve the right to restrict the number and amount of transfers you may make in a Policy year. We or an Investment Fund may also impose certain restrictions on market timing activities. See "Transfers" and each Investment Fund's prospectus for more details.

TAX LAW CHANGES. Tax laws, regulations and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE INVESTMENT FUNDS

A comprehensive discussion of the risks associated with each of the Investment Funds can be found in the prospectuses for the Investment Funds. THERE IS NO ASSURANCE THAT ANY OF THE INVESTMENT FUNDS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

FEE TABLES

The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or makes transfers among the Investment Funds and the General Account.

If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, gender or rate class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Service Office. Also, in connection with your purchase of the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the Insured's age and rate class, the death benefit option, Face Amount, planned periodic premiums and riders requested.

TRANSACTION FEES

Charge                      When Charge is Deducted        Current Amount Deducted        Maximum Amount Deductible
--------------------------------------------------------------------------------------------------------------------------
Sales Charge Imposed on     On payment of premium          5% in Policy years 1-10        In Policy year 1, 15% on up
Premiums                                                   2% in Policy years 11+         to one Target Premium, 5% in
                                                                                          excess of one Target
                                                                                          Premium/1/
                                                                                          5% in Policy years 2-10
                                                                                          2% in Policy years 11+
--------------------------------------------------------------------------------------------------------------------------

Premium Tax Imposed on      On payment of premium          2% in all Policy years         2.35% in all Policy years
Premiums
--------------------------------------------------------------------------------------------------------------------------

Federal Tax Imposed on      On payment of premium          1.3% in all Policy years       1.3% in all Policy years
Premiums
--------------------------------------------------------------------------------------------------------------------------

Surrender Charge            On surrender, lapse, or Face   45% of one Target              45% of one Target Premium
                            Amount reduction in the        Premium in Policy years 1-5    in Policy years 1-5 (less in
                            first 10 Policy years (and,    (less in other Policy years -- other Policy years -- see
                            with respect to a Face          see footnote)/2/              footnote)/2/
                            Amount increase under the
                            Single Life Policy, in the
                            first 10 Policy years after
                            the increase)
--------------------------------------------------------------------------------------------------------------------------

Transaction Charge for      On transfer of                 Not currently charged          $25 for each transfer in excess
Transfers                   Accumulation Account                                          of 12 per Policy year
                            Value among Investment
                            Funds and to and from the
                            General Account
--------------------------------------------------------------------------------------------------------------------------

Transaction Charge for      On partial withdrawal of       Not currently charged          $25 for each partial
Partial Withdrawal          Accumulation Account                                          withdrawal in excess of 12 per
                            Value                                                         Policy year
--------------------------------------------------------------------------------------------------------------------------

Projection of Benefits and  Upon provision of each         $25 per illustration           $25 per illustration
Values Charge               illustration in excess of one
                            per year

/1/ Target Premiums vary based on the Insured's age (the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class.
/2/ Target Premiums vary based on the Insured's age (the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. After the fifth Policy year (and, with respect to a Face Amount increase under the Single Life Policy, the fifth Policy year following a Face Amount increase), the Surrender Charge declines on a monthly basis over the remaining five years of the Surrender Charge period until it reaches $0 in the last month of the tenth Policy year (and, with respect to a Face Amount increase under the Single Life Policy, the tenth Policy year following the Face Amount increase). A pro rata portion of the Surrender Charge applies to a Pro-Rata Surrender, a requested Face Amount reduction, as well as to a Face Amount reduction resulting from a partial withdrawal or a change in death benefit option.

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Investment Fund fees and expenses.

PERIODIC CHARGES OTHER THAN INVESTMENT FUND OPERATING EXPENSES

-------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted  Current Amount Deducted     Maximum Amount Deductible
-------------------------------------------------------------------------------------------------------------------
Cost of Insurance:/1/

SINGLE LIFE POLICY

  MINIMUM AND                           Monthly           $.01 to $83.33 per $1,000   $.06 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                          of net amount at risk/2/    net amount at risk/2/

  CHARGE IN THE FIRST POLICY            Monthly           $.14 per $1,000 of net      $.41 per $1,000 of net
  YEAR FOR A MALE INSURED,                                amount at risk              amount at risk
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS WITH A BASE POLICY
  FACE AMOUNT OF $900,000

JOINT AND LAST
SURVIVOR POLICY

  MINIMUM AND                           Monthly           $.00 to $83.33 per $1,000   $.00 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                          of net amount at risk       net amount at risk

  CHARGE IN THE FIRST POLICY            Monthly           $.01 per $1,000 of net      $.06 per $1,000 of net
  YEAR FOR A MALE AND A                                   amount at risk              amount at risk
  FEMALE INSURED, JOINT ISSUE
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A BASE POLICY FACE AMOUNT
  OF $450,000
-------------------------------------------------------------------------------------------------------------------

Policy Charge                           Monthly           $25 per month in Policy     $25 per month in Policy
                                                          year 1                      year 1
                                                          $6 per month in Policy      $6 per month in Policy
                                                          years 2+                    years 2+
-------------------------------------------------------------------------------------------------------------------

Mortality and Expense Risk              Daily             .55% in Policy years 1-10   .55% in Policy years 1-10
Charge (annual rate                                       .25% in Policy years 11-20  .45% in Policy years 11-20
imposed on Accumulation                                   .05% in Policy years 21+    .35% in Policy years 21+
Account Value in the
Separate Account)
-------------------------------------------------------------------------------------------------------------------

/1/ This charge varies based on individual characteristics, including age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the charge for a particular Insured(s) by contacting your registered representative.
/2/ The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 4% per year) and the Policy's Accumulation Account Value.

---------------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted        Current Amount Deducted      Maximum Amount Deductible
---------------------------------------------------------------------------------------------------------------------------
Selection and Issue
  Expense Charge/1/

SINGLE LIFE POLICY

  MINIMUM AND                    Monthly during the             $.03 to $.42 per $1,000 of   $.04 to $.65 per $1,000 of
  MAXIMUM CHARGE                 first 10 Policy years (and,    base Policy face amount      base Policy and Supplemental
                                 with respect to a face                                      Coverage Term Rider face
                                 amount increase, during the                                 amount
                                 first 10 Policy years after
                                 the increase)

  CHARGE FOR A MALE              Monthly during the first 10    $.12 per $1,000 of base      $.18 per $1,000 of base
  INSURED, ISSUE AGE 50, IN      Policy years (and with         Policy face amount           Policy and Supplemental
  THE PREFERRED NONSMOKER        respect to a face amount                                    Coverage Term Rider face
  RATE CLASS WITH A FACE         increase, during the first 10                               amount
  AMOUNT OF $900,000             Policy years after the
                                 increase)
JOINT AND LAST
SURVIVOR POLICY

  MINIMUM AND                    Monthly during the first 10    $.06 to $1.01 per $1,000 of  $.06 to $1.01 per $1,000 of
  MAXIMUM CHARGE                 Policy years                   base Policy face amount      base Policy face amount
  FOR THE BASE POLICY

  CHARGE FOR A MALE AND A        Monthly during the first 10    $.42 per $1,000 of base      $.42 per $1,000 of base
  FEMALE INSURED, JOINT ISSUE    Policy years                   Policy face amount           Policy face amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A BASE POLICY FACE AMOUNT
  OF $450,000

  MINIMUM AND MAXIMUM            Monthly during the first 10    $.03 to $.28 per $1,000 of   $.03 to $.28 per $1,000 of
  CHARGE FOR THE                 Policy years                   rider face amount            rider face amount
  SUPPLEMENTAL COVERAGE
  TERM RIDER

  CHARGE FOR A MALE AND A        Monthly during the first 10    $.06 per $1,000 of rider     $.06 per $1,000 of rider face
  FEMALE INSURED, JOINT ISSUE    Policy years                   face amount                  amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A RIDER FACE AMOUNT OF
  $450,000
---------------------------------------------------------------------------------------------------------------------------

Net Loan Interest Charge         Yearly                         .50% of loan collateral/2/   .50% of loan collateral/2/
---------------------------------------------------------------------------------------------------------------------------

/1/ This charge varies based on individual characteristics, including age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the charge for a particular Insured(s) by contacting your registered representative. For Policies issued before July 20, 2005, the current amount deducted ranges from $.04 to $.65 per $1,000 of base Policy face amount.
/2/ The maximum interest charge on Policy loans is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20 and 4.15% in Policy year 21 and thereafter. The current interest charge is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20 and 4.00% in Policy year 21 and thereafter. The Accumulation Account Value amount we transfer to the Loan Account as security for the loan will accrue interest daily at an annual earnings rate of 4%.

 Charges for Riders:

-------------------------------------------------------------------------------------------------------------------------
Charge                          When Charge is Deducted        Current Amount Deducted      Maximum Amount Deductible
-------------------------------------------------------------------------------------------------------------------------
Supplemental Coverage
Term Rider/1/

SINGLE LIFE POLICY

  MINIMUM AND                   Monthly                        $.01 to $83.33 per $1,000    $.06 to $83.33 per
  MAXIMUM COST OF                                              of net amount at risk        $1,000 of net amount at risk
  INSURANCE CHARGE

  CHARGE IN THE FIRST           Monthly                        $.08 per $1,000 of net       $.19 per $1,000 of net
  POLICY YEAR FOR A MALE                                       amount at risk               amount at risk
  INSURED, ISSUE AGE 40, IN
  THE PREFERRED NONSMOKER
  RATE CLASS WITH A RIDER
  FACE AMOUNT OF $750,000

  SELECTION AND ISSUE           Monthly                        Not currently charged        Same as base Policy -- see
  EXPENSE CHARGE                                                                            preceding table

JOINT AND LAST SURVIVOR
POLICY

  MINIMUM AND                   Monthly                        $.00 to $83.33 per $1,000    $.00 to $83.33 per $1,000
  MAXIMUM COST OF                                              of net amount at risk        of net amount at risk
  INSURANCE CHARGE

  CHARGE IN THE FIRST           Monthly                        $.01 per $1,000 of net       $.06 per $1,000 of net
  POLICY YEAR FOR A MALE                                       amount at risk               amount at risk
  AND A FEMALE INSURED,
  JOINT ISSUE AGE 70, IN THE
  PREFERRED NONSMOKER RATE
  CLASS WITH A RIDER FACE
  AMOUNT OF $450,000

  SELECTION AND ISSUE           Monthly                        Same as base Policy -- see   Same as base Policy -- see
  EXPENSE CHARGE                                               preceding table              preceding table
-------------------------------------------------------------------------------------------------------------------------

Lifetime Coverage Rider         Monthly, beginning at the      $.76 per $1,000              $.76 per $1,000
                                Insured's age 80 (the          of net amount at risk        of net amount at risk
                                younger Insured's age 80
                                with respect to the Joint and
                                Last Survivor Policy)
-------------------------------------------------------------------------------------------------------------------------

Secondary Guarantee             Monthly                        $.02 per $1,000 of net       $.02 per $1,000 of net
Rider                                                          amount at risk               amount at risk
-------------------------------------------------------------------------------------------------------------------------

Waiver of Specified
Premium Rider/1/

  MINIMUM AND                   Monthly                        $1.30 to $10.88 per $100 of  $1.30 to $10.88 per $100 of
  MAXIMUM CHARGE                                               Specified Premium            Specified Premium

  CHARGE IN THE FIRST POLICY    Monthly                        $5.25 per $100 of Specified  $5.25 per $100 of Specified
  YEAR FOR A MALE INSURED,                                     Premium                      Premium
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS

  CHARGE IN THE FIRST POLICY    Monthly                        N/A                          N/A
  YEAR FOR A MALE INSURED
  AND A FEMALE INSURED,
  JOINT ISSUE AGE 70, IN THE
  PREFERRED NONSMOKER RATE
  CLASS
-------------------------------------------------------------------------------------------------------------------------

/1/ The charge for this rider varies based on individual characteristics, such as age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the rider charge for a particular Insured(s) by contacting your registered representative.

Additional Riders -- Single Life Policy

------------------------------------------------------------------------------------------------------------------
Charge                          When Charge is Deducted  Current Amount Deducted      Maximum Amount Deductible
------------------------------------------------------------------------------------------------------------------

Waiver of Monthly
Deduction Rider/1/

  MINIMUM AND                          Monthly           $3.00 to $28.50 per $100 of  $3.00 to $28.50 per $100 of
  MAXIMUM CHARGE                                         monthly deduction            monthly deduction

  CHARGE IN THE FIRST POLICY           Monthly           $14.50 per $100 of monthly   $14.50 per $100 of monthly
  YEAR FOR A MALE INSURED                                deduction                    deduction
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS
------------------------------------------------------------------------------------------------------------------

Additional Riders -- Joint and Last Survivor Policy

----------------------------------------------------------------------------------------------------------------------
Charge                             When Charge is Deducted  Current Amount Deducted      Maximum Amount Deductible
----------------------------------------------------------------------------------------------------------------------
Estate Preservation Term
Rider/1/

  MINIMUM AND                             Monthly           $.02 to $1.23 per $1,000 of  $.02 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                            rider face amount            rider face amount

  CHARGE FOR A MALE AND                   Monthly           $.05 per $1,000 of rider     $.06 per $1,000 of rider
  A FEMALE INSURED, JOINT ISSUE                             face amount                  face amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A RIDER FACE AMOUNT
  OF $450,000
----------------------------------------------------------------------------------------------------------------------

/1/ The charge for this rider varies based on individual characteristics, such as age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the rider charge for a particular Insured(s) by contacting your registered representative.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2008, before any contractual fee waivers and expense reimbursements. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                      Minimum Maximum
-------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)................................  0.29%   1.11%

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2008, as a percentage of average net assets were as follows:

                                                                                               Fee
                                                                                             Waivers
                                                                        Acquired    Gross      and
                                                                       Fund Fees    Total    Expense   Net Total
                                             Management  Other            and       Annual  Reimburse-   Annual
                                                Fees    Expenses 12b-1 Expenses/1/ Expenses   ments    Expenses/2/
------------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
 Clarion Global Real Estate Portfolio           0.63%     0.06%   --        --       0.69%      --        0.69%
 Harris Oakmark International Portfolio         0.78%     0.07%   --        --       0.85%      --        0.85%
 Lazard Mid Cap Portfolio                       0.69%     0.05%   --        --       0.74%      --        0.74%/3/
 Legg Mason Partners Aggressive Growth
   Portfolio                                    0.63%     0.02%   --        --       0.65%      --        0.65%
 Legg Mason Value Equity Portfolio              0.63%     0.04%   --        --       0.67%      --        0.67%
 Loomis Sayles Global Markets Portfolio         0.68%     0.05%   --        --       0.73%      --        0.73%
 Lord Abbett Bond Debenture Portfolio           0.50%     0.03%   --        --       0.53%      --        0.53%
 Lord Abbett Growth and Income Portfolio        0.50%     0.03%   --        --       0.53%      --        0.53%
 Met/AIM Small Cap Growth Portfolio             0.86%     0.03%   --        --       0.89%      --        0.89%
 MFS(R) Emerging Markets Equity Portfolio       0.98%     0.13%   --        --       1.11%      --        1.11%
 MFS(R) Research International Portfolio        0.70%     0.07%   --        --       0.77%      --        0.77%
 Oppenheimer Capital Appreciation Portfolio     0.59%     0.03%   --        --       0.62%      --        0.62%
 PIMCO Inflation Protected Bond Portfolio       0.49%     0.04%   --        --       0.53%      --        0.53%
 PIMCO Total Return Portfolio                   0.48%     0.04%   --        --       0.52%      --        0.52%
 RCM Technology Portfolio                       0.88%     0.09%   --        --       0.97%      --        0.97%
 T. Rowe Price Mid Cap Growth Portfolio         0.75%     0.03%   --        --       0.78%      --        0.78%
 Third Avenue Small Cap Value Portfolio         0.73%     0.04%   --        --       0.77%      --        0.77%
 Turner Mid Cap Growth Portfolio                0.77%     0.05%   --        --       0.82%      --        0.82%
 Van Kampen Comstock Portfolio                  0.58%     0.03%   --        --       0.61%      --        0.61%
 MetLife Defensive Strategy Portfolio           0.08%     0.01%   --      0.60%      0.69%      --        0.69%/4/
 MetLife Moderate Strategy Portfolio            0.07%       --    --      0.63%      0.70%      --        0.70%/4/
 MetLife Balanced Strategy Portfolio            0.06%       --    --      0.67%      0.73%      --        0.73%/4/
 MetLife Growth Strategy Portfolio              0.06%       --    --      0.71%      0.77%      --        0.77%/4/
 MetLife Aggressive Strategy Portfolio          0.09%     0.01%   --      0.74%      0.84%      --        0.84%/4/

                                                                                        Fee
                                                                                      Waivers
                                                                 Acquired    Gross      and
                                                                Fund Fees    Total    Expense   Net Total
                                      Management  Other            and       Annual  Reimburse-   Annual
                                         Fees    Expenses 12b-1 Expenses/1/ Expenses   ments    Expenses/2/
-----------------------------------------------------------------------------------------------------------

METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
 BlackRock Money Market Portfolio        0.32%     0.02%   --       --        0.34%      --        0.34%/5/
 Davis Venture Value Portfolio           0.70%     0.03%   --       --        0.73%      --        0.73%/6/
 Jennison Growth Portfolio               0.63%     0.04%   --       --        0.67%      --        0.67%
 Met/Artisan Mid Cap Value Portfolio     0.81%     0.04%   --       --        0.85%      --        0.85%
 MetLife Stock Index Portfolio           0.25%     0.04%   --       --        0.29%      --        0.29%/7/
 Western Asset Management U.S.
   Government Portfolio                  0.48%     0.04%   --       --        0.52%      --        0.52%
-----------------------------------------------------------------------------------------------------------

/1/ Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/2/ Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/3 /Other Expenses include 0.02% of deferred expense reimbursement from a prior period.
/4/ The Portfolio is a "funds of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee.
/5/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.
/6/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.
/7/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.

   For information concerning compensation paid for the sale of the Policies, see "Distribution."

THE VARIABLE LIFE INSURANCE POLICY

The Policy provides for life insurance coverage on the Insured(s). It has a Accumulation Account Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Accumulation Account Value less any loans, loan interest accrued, unpaid selection and issue expense charge due for the remainder of the first Policy year, and surrender charges and any partial withdrawal fee is insufficient to pay the monthly deductions, the Policy may terminate.

WHO SHOULD PURCHASE THE POLICY?

The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

..  create or conserve one's estate;

..  supplement retirement income; and

..  access to funds through loans and surrenders.

REPLACING EXISTING INSURANCE

If you currently own a variable life insurance policy on the life of (one of) the Insured(s), you should consider whether the purchase of the Policy is appropriate.

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. The Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure any exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

PURCHASES

APPLICATION FOR A POLICY

In order to purchase a Policy, you must submit an application to us that requests information about (both of) the proposed Insured(s). In some cases, we will ask for additional information. We may request that the proposed Insured(s) provide us with medical records or a physician's statement, or submit to a complete paramedical examination.

PREMIUMS

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. The minimum initial premium we accept is computed for you based on the Face Amount you request. Insurance coverage begins under a Policy as of the Issue Date. Policy Anniversaries, Policy years and Policy months are measured from the Issue Date.

The Policy is designed for the payment of subsequent premiums after payment of the initial premium. You can establish planned annual premiums. Each premium after the initial premium must be at least $10. All premiums must be paid at our Service Office. We accept premiums paid by check or cashier's check. We do not accept cash, money orders or traveler's check. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

If you establish a schedule of planned premiums, we will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse. However, at the end of the first Policy year, your total premium payments must be greater than or equal to the minimum initial annual premium amount as shown on the specifications page of your Policy.

UNSCHEDULED PREMIUMS

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If MetLife Investors receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then MetLife Investors reserves the right to:

(1) refuse that premium payment, or

(2) require additional evidence of insurability before it accepts the premium.

Premiums can not be paid after the Insured attains age 100 with respect to the Single Life Policy, or after the younger Insured attains age 100 with respect to the Joint and Last Survivor Policy.

COMMUNICATIONS AND PAYMENTS

We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Service Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange -- even if due to our delay (such as a delay in answering your telephone call).

LAPSE AND GRACE PERIOD

During the first 5 Policy years, your Policy will not lapse even if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

.. the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium is one twelfth of the No Lapse Annual Premium, which can be found on the specifications page of your Policy. The No Lapse Monthly Premium may be modified if you change your Face Amount, make a change in the premium class of the Insured(s) within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

After the first 5 Policy years, lapse will occur if:

..  the Cash Surrender Value is not sufficient to cover the monthly deduction;
   and

..  a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you and any assignee of record of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Accumulation Account Value.

Even if you pay the No Lapse Premium throughout the No Lapse Period, the Cash Surrender Value at the end of the No Lapse Period may be insufficient to keep the Policy in force unless an additional premium payment is made at that time. The additional premium required may be significantly higher than the No Lapse Premium. If you pay only the No Lapse Premium, you may be foregoing the advantage of potentially building up a significant Accumulation Account Value.

If the Insured with respect to the Single Life Policy (or Last Insured with respect to the Joint and Last Survivor Policy) dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

REINSTATEMENT

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

..  submit a written request for reinstatement;

.. submit proof satisfactory to us that the Insured is still insurable with respect to the Single Life Policy (or that both of the Insureds are still insurable with respect to the Joint and Last Survivor Policy) at the risk class that applies for the latest Face Amount portion then in effect (with respect to the Joint and Last Survivor Policy, if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

.. pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

.. pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date we approve the application for reinstatement. The Accumulation Account Value of your Policy on the reinstatement date is equal to:

..  the amount of any Policy loan reinstated;

.. increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse;

.. decreased by any monthly deductions and loan interest due and unpaid at the time of lapse.

Upon reinstatement:

..  The Surrender Charge at the time of reinstatement will be the Surrender
   Charge in effect at the time of lapse. If only a portion of the coverage is reinstated then only the applicable portion of the Surrender Charge will be reinstated, and the Accumulation Account Value following reinstatement will be increased by the applicable portion of the Surrender Charge imposed at the time of lapse.

.. Following reinstatement, the No Lapse Period provision will again be applicable for any remaining portion of the No Lapse Period if sufficient premium is paid so that, as of the effective date of reinstatement, the sum of all premiums paid (reduced by any partial withdrawals and any outstanding loans), is greater than the No Lapse Monthly Premiums multiplied by the number of elapsed months since the Issue Date.

The Policy may not be reinstated if it has been surrendered or if the Insured, with respect to the Single Life Policy, or an Insured who was living at the time of lapse with respect to the Joint and Last Survivor Policy, dies before the reinstatement date. If a Policy is to be reinstated, it must be done prior to the Insured's (with respect to the Single Life Policy), or the younger Insured's (with respect to the Joint and Last Survivor Policy), Attained Age
100. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

ALLOCATION OF PREMIUM

When we receive a premium from you, we deduct:

..  a Tax Charge for premium taxes and Federal taxes; and

..  a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial Net Premium (and any other Net Premium received during the free look period) to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the percentages must be in whole numbers and currently, our practice is to require that a minimum percentage of 1% of Net Premium be allocated. This allocation is not subject to the transfer fee provision. If you are age 60 or older and allocate 100% of your initial Net Premium to the BlackRock Money Market Portfolio in order to obtain a refund of premiums should you cancel the Policy during the free look period, we will not automatically reallocate your Accumulation Account Value or your future premiums to the Investment Funds and/or the General Account at the end of the free look period. You must contact our Service Office in order to request a transfer or reallocation.

ACCUMULATION ACCOUNT VALUE OF YOUR POLICY

The Accumulation Account Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Please see your Policy for information regarding the method we use to determine the Accumulation Account Value of premium allocated to the General Account.

METHOD OF DETERMINING ACCUMULATION ACCOUNT VALUE OF AN INVESTMENT FUND

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Accumulation Account Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund on the Investment Start Date, the Accumulation Account Value equals the Net
Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Accumulation Account Value in an Investment Fund will equal:

(1) The Accumulation Account Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

(2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

(3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

(4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

(5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

(6) Any amounts transferred plus any transfer charges from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

(7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

(8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

(9) Any withdrawal transaction charge or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

(10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

(1) The value of the assets at the end of the preceding Valuation Period; plus

(2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

(5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period (see "Charges"); divided by

(6) The value of the assets at the end of the preceding Valuation Period.

OUR RIGHT TO REJECT OR RETURN A PREMIUM PAYMENT

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums would cause your Policy to become a Modified Endowment Contract (MEC), we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from being treated as a MEC. (See "Federal Tax Status" for further discussion of the Policy's qualification as a life insurance contract under the Code and the consequences of being a MEC.) If mandated under other applicable federal or state law, we also may be required to return a premium payment.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

The Separate Account was established on October 23, 1991 to hold the assets that underlie the Policies. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

Prior to November 9, 2009, the Company issued Policies under MetLife Investors Variable Life Account Five (the "Former Separate Account"). Effective November 9, 2009, the Former Separate Account was combined with and into the Separate Account (the "Combination"). In connection with the Combination, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account.

The Combination does not affect Policy Owners in any way. There are no changes in our obligations or your rights and benefits under the Policy. Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith. The Investment Funds available under your Policy have not changed. Your Cash Value is allocated to the same Investment Funds (with the same unit values) as it was before the Combination. The Combination does not result in any federal income tax consequences to you. After the Combination, the financial statements will report assets on a combined basis. The financial statements will also combine any sub-accounts that invest in the same Investment Funds and illustrate unit values as a range.

The assets of the Separate Account are held in our name on behalf of the Separate Account and are not chargeable with liabilities arising out of any other business we may conduct. All income, gains, and losses (realized or unrealized) resulting from those assets are credited to or against the Separate Account without regard to our other income, gains and losses. We are obligated to pay all benefits under the Policies. The amount of the Policy's death benefit that exceeds the Policy's Account Accumulation Value is paid from the General Account. Death benefit amounts paid from the General Account are subject to the claims paying ability of the Company.

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the "Act") to not file reports under the Act.


There are currently 30 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund, Inc.

PURCHASERS SHOULD READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING. COPIES OF THE PROSPECTUSES FOR THE INVESTMENT FUNDS WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR POLICY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, SERVICE OFFICE, P.O. BOX 358, WARWICK, RI 02887-0358, (800) 638-9294. CERTAIN
PORTFOLIOS CONTAINED IN THE INVESTMENT FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR POLICY.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser to the Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                         Sub-Adviser              Investment Objective
----------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio    ING Clarion Real Estate  Total return through investment in real estate
                                        Securities, L.P.         securities, emphasizing both capital
                                                                 appreciation and current income.

Harris Oakmark International Portfolio  Harris Associates L.P.   Long-term capital appreciation.

Lazard Mid Cap Portfolio                Lazard Asset             Long-term growth of capital.
                                        Management LLC

Legg Mason Partners Aggressive Growth   ClearBridge Advisors,    Capital appreciation.
Portfolio                               LLC


Legg Mason Value Equity Portfolio       Legg Mason Capital       Long-term growth of capital.
                                        Management, Inc.

Loomis Sayles Global Markets Portfolio  Loomis, Sayles &         High total investment return through a
                                        Company, L.P.            combination of capital appreciation and
                                                                 income.

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                             Sub-Adviser              Investment Objective
--------------------------------------------------------------------------------------------------------------------

Lord Abbett Bond Debenture Portfolio        Lord, Abbett & Co. LLC   High current income and the opportunity for
                                                                     capital appreciation to produce a high total
                                                                     return.

Lord Abbett Growth and Income Portfolio     Lord, Abbett & Co. LLC   Long-term growth of capital and income
                                                                     without excessive fluctuation in market value.

Met/AIM Small Cap Growth Portfolio          Invesco Aim Capital      Long-term growth of capital.
                                            Management, Inc.

MFS(R) Emerging Markets Equity Portfolio    Massachusetts Financial  Capital appreciation.
                                            Services Company

MFS(R) Research International Portfolio     Massachusetts Financial  Capital appreciation.
                                            Services Company

Oppenheimer Capital Appreciation Portfolio  OppenheimerFunds, Inc.   Capital appreciation.

PIMCO Inflation Protected Bond Portfolio    Pacific Investment       Maximum real return, consistent with
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

PIMCO Total Return Portfolio                Pacific Investment       Maximum total return, consistent with the
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

RCM Technology Portfolio                    RCM Capital              Capital appreciation; no consideration is
                                            Management LLC           given to income.

T. Rowe Price Mid Cap Growth Portfolio      T. Rowe Price            Long-term growth of capital.
                                            Associates, Inc.

Third Avenue Small Cap Value Portfolio      Third Avenue             Long-term capital appreciation.
                                            Management LLC

Turner Mid Cap Growth Portfolio             Turner Investment        Capital appreciation.
                                            Partners, Inc.

Van Kampen Comstock Portfolio               Morgan Stanley           Capital growth and income.
                                            Investment Management,
                                            Inc.

MetLife Defensive Strategy Portfolio        N/A                      A high level of current income with growth
                                                                     of capital a secondary objective.

MetLife Moderate Strategy Portfolio         N/A                      High total return in the form of income and
                                                                     growth of capital, with a greater emphasis on
                                                                     income.

MetLife Balanced Strategy Portfolio         N/A                      A balance between a high level of current
                                                                     income and growth of capital with a greater
                                                                     emphasis on growth of capital.

MetLife Growth Strategy Portfolio           N/A                      Growth of capital.

MetLife Aggressive Strategy Portfolio       N/A                      Growth of capital.

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/1/       BlackRock Advisors,       High level of current income consistent with
                                          LLC                       preservation of capital.

Davis Venture Value Portfolio             Davis Selected Advisers,  Growth of capital.
                                          L.P./2/

Jennison Growth Portfolio                 Jennison Associates LLC   Long-term growth of capital.

Met/Artisan Mid Cap Value Portfolio       Artisan Partners Limited  Long-term capital growth.
                                          Partnership/3/

MetLife Stock Index Portfolio             MetLife Investment        To equal the performance of the Standard &
                                          Advisors Company, LLC     Poor's 500 Composite Stock Price Index.

Western Asset Management U.S. Government  Western Asset             Maximize total return consistent with
Portfolio                                 Management Company        preservation of capital and maintenance of
                                                                    liquidity.
-----------------------------------------------------------------------------------------------------------------

/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/2/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.
/3/ Prior to May 1, 2009, Harris Associates L.P. was the sub-adviser to the Portfolio.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT FUNDS

We do not receive compensation from any of the advisers or sub-advisers of any of the Portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the Portfolios. However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, which is organized as a limited liability company. Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an Investment Fund. We will benefit accordingly from assets allocated to the Investment Funds to the extent they result in profits to the adviser. (See "Fee Tables -- Annual Investment Fund Operating Expenses" for information on the management fees paid to the adviser and the Statement of Additional Information for the Investment Funds for information on the management fees paid by the adviser to sub-advisers.) Additionally, an investment adviser or sub-adviser of an Investment Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

SELECTION OF THE INVESTMENT FUNDS

We select the Investment Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Fund's adviser or sub-adviser is one of our affiliates or whether the Investment Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Investment Funds based on recommendations made by selling firms through which the contract is sold. We review the Investment Funds periodically and may remove an Investment Fund or limit its availability to new purchase payments and/or transfers of Accumulation Account Value if we determine that the Investment Fund no longer meets one or more of the selection criteria, and/or if the Investment Fund has not attracted significant allocations from policy owners. We do not provide investment advice and do not recommend or endorse any particular Investment Fund.

WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE INVESTMENT FUNDS YOU HAVE CHOSEN.

SUBSTITUTION AND LIMITATIONS ON FURTHER INVESTMENTS

We may, without your consent, add additional Investment Funds that may have different fees and expenses. You may be permitted to allocate additional premium payments and/or transfer Accumulation Account Value to the additional Investment Fund(s). However, the right to make any allocation or transfer will be limited by any terms and conditions in effect at the time of the allocation or transfer.

If investment in the Investment Funds or a particular Investment Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any other reason in our sole discretion, we may substitute another Investment Fund or Investment Funds without your consent. The substituted Investment Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Funds to allocations of premiums or Accumulation Account Value, or both, at any time in our sole discretion.

If automatic allocations (such as dollar cost averaging or portfolio rebalancing) are being made to an Investment Fund that is closed, and if you do not give us other instructions, then any amounts that would have gone into the closed Investment Fund will be allocated the BlackRock Money Market Portfolio.

In addition, we may decide to operate the Separate Account as a management company under the Investment Company Act of 1940, deregister the Separate Account under that Act in the event registration is no longer required, combine the Separate Account with other separate accounts, or transfer Separate Account assets to other separate accounts.

VOTING

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. The Funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The voting interests of an Owner in the Investment Funds will be determined as follows: Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

TRANSFERS

At your request to our Service Office, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We may charge a transfer fee of $25 for additional transfers in a Policy year. Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

The maximum amount you can transfer from the General Account in any Policy year is the greater of:

(a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

(b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

We are not currently imposing these restrictions, but we reserve the right to do so.

Frequent requests from Policy Owners to transfer cash value may dilute the value of an Investment Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Fund and the reflection of that change in the Investment Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Funds and may disrupt portfolio management strategy, requiring an Investment Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (E.G., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Funds (i.e., the Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Emerging Markets Equity Portfolio, MFS Research International Portfolio and Third Avenue Small Cap Value Portfolio) and we monitor transfer activity in those Investment Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Fund, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and
(3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round- trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other Investment Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Investment Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Funds, we rely on the underlying Investment Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Investment Funds under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under the dollar cost averaging or rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Funds that we believe are susceptible to arbitrage trading or the determination of transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Investment Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Investment Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Investment Funds, we have entered into a written agreement, as required by SEC regulation, with each Investment Fund or its principal underwriter that obligates us to provide to the Investment Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Investment Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Investment Fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Investment Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Investment Funds. If an Investment Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Investment Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Investment Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the BlackRock Money Market Portfolio to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

1) the value of the BlackRock Money Market Portfolio is completely depleted; or

2) you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

PORTFOLIO REBALANCING

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available -- periodic and variance.

PERIODIC REBALANCING. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Accumulation Account Value according to the investment percentages you elected.

VARIANCE REBALANCING. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios, each of which is a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the MetLife asset allocation portfolios.

MetLife Defensive Strategy Portfolio
MetLife Moderate Strategy Portfolio
MetLife Balanced Strategy Portfolio
MetLife Growth Strategy Portfolio
MetLife Aggressive Strategy Portfolio

Each Portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each Portfolio invests substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each Portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a Portfolio invests based on, among other things, MetLife Advisers' investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, MetLife Advisers will evaluate each Portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. Approximately every 90 days, the Portfolios will be rebalanced to their previously established target allocations. (See the Investment Fund prospectuses for a description of the target allocations.)

MetLife Advisers has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the Portfolios and investment in the underlying investment portfolios, which may assist MetLife Advisers in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each Portfolio's investments among the underlying investment portfolios. MetLife Advisers is responsible for paying the consulting fees.

DEATH BENEFIT

The amount of the death benefit depends on:

..  the Face Amount of your Policy;

.. the death benefit option in effect at the time of the Insured's death with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the Last Insured's death); and

..  under some circumstances the Accumulation Account Value of your Policy.

The actual amount we will pay the Beneficiary will be reduced by any Indebtedness, cost of insurance and any other charges that may be due.

The minimum face amount of insurance that we offer is $250,000 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, $100,000. (For Single Life Policies issued before July 20, 2005, the minimum face amount is $50,000.) The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy. There are three death benefit options available under your Policy.

OPTION A. The amount of the death benefit under Option A is the greater of:

..  the Face Amount; or

.. the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100" with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100", shown below.

OPTION B. The amount of the death benefit under Option B is the greater of:

.. the Face Amount plus the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy); or

.. the Accumulation Account Value of your Policy on the date of the Insured's death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100", with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100", shown below.

                             Single Life Policy
                   -----------------------------------------------------------
                   Applicable Percentage of Accumulation Account Value Table
                       For Insureds Less Than Age 100
                   -----------------------------------------------------------
                                                  Policy Accumulation
                                                  Account Value
                   Insured Person's Age           Multiple Percentage
                   -----------------------------------------------------------
                       40 or under                       250%
                       45                                215%
                       50                                185%
                       55                                150%
                       60                                130%
                       65                                120%
                       70                                115%
                       75 to 90                          105%
                       95 to 99                          101%

                       Joint and Last Survivor Policy
               -----------------------------------------------------------
               Applicable Percentage of Accumulation Account Value Table
                   For Younger Insureds Less Than Age 100
               -----------------------------------------------------------
                                                  Policy Accumulation
                                                  Account Value
               Younger Insured Person's Age       Multiple Percentage
               -----------------------------------------------------------
                       40 or under                       250%
                       45                                215%
                       50                                185%
                       55                                150%
                       60                                130%
                       65                                120%
                       70                                115%
                       75 to 90                          105%
                       95 to 99                          101%

For ages that are not shown in this table the applicable percentage multiples will decrease by a ratable portion for each full year.

OPTION C. The amount of the death benefit under Option C is the greater of:

..  the Face Amount; or

.. the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100 with respect to the Single Life Policy (or after the Younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), then the Death Benefit will be 101% of the Policy's Accumulation Account Value unless the state where your Policy was issued provides otherwise.

So long as the Policy remains in force, prior to the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), the minimum death benefit will be at least the current Face Amount.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

CHANGE OF DEATH BENEFIT

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Accumulation Account Value on the Effective Date of the change. Satisfactory evidence of insurability as of the date of the change must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount. A Surrender Charge will apply to any decrease in Face Amount. (See "Charges.")

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

You may make a change in death benefit option only after the first Policy year, and only if you have not made another Policy change during the Policy year. A change in death benefit option may have Federal income tax consequences.

CHANGE IN FACE AMOUNT

Subject to certain limitations set forth below, you may decrease (or increase with respect to the Single Life Policy) the Face Amount of a Policy once each Policy year after the first Policy year if you have not made another Policy change during the Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A change in the Face Amount of a Policy may have Federal income tax consequences.

Any change in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of a requested decrease must be at least $5,000 and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. The decrease for the Single Life Policy will reduce the Face Amount as follows: (a) the Face Amount provided by the most recent increase; (b) Face Amounts provided by the next most recent increases, successively; and (c) the Face Amount when the Policy was issued. A Surrender Charge will apply to any decrease in Face Amount. (See "Charges.") If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Accumulation Account Value may be returned to you (at your election), to the extent necessary to meet these requirements.

With respect to the Single Life Policy, if you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy anniversary that the increase will become effective. An increase must be for at least $5,000.

You can cancel an increase in Face Amount within 20 days (30 days if you are age 60 or over) after you receive the new Policy specifications page for the increase. The monthly deductions associated with the increase will be restored to the Policy's Accumulation Account Value. This amount will be allocated to the General Account and the Investment Funds in the same manner as it was deducted. The request to cancel the increase must be in writing.

PAYMENT OF PROCEEDS

Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

ACCESS TO YOUR MONEY

POLICY LOANS

We will loan money to you at the loan interest rate we establish. You should contact our Service Office or your registered representative for information on loan procedures. We will make the loan as of the date when we receive a loan request.

You may borrow an amount up to the loan value of the Policy. The loan value is:

.. the Accumulation Account Value of the Policy at the date of the loan request; less

..  interest to the next loan interest due date; less

..  anticipated monthly deductions to the next loan interest due date; less

..  any existing loan; less

..  any surrender charge; plus

.. interest expected to be earned on the loan balance to the next loan interest due date.

The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while the Insured is living with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, while either Insured is living. When a Policy loan is made, we will deduct Accumulation Account Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Accumulation Account Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Accumulation Account Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Accumulation Account Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Accumulation Account Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Accumulation Account Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See "Purchases -- Lapse and Grace Period".) A lapse of the Policy with a loan outstanding may have Federal income tax consequences (see "Federal Tax Status").

Interest credited to the Accumulation Account Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy loans may have Federal income tax consequences, in particular, Policy loans outstanding after the tenth Policy year (see "Federal Tax Status").

LOAN INTEREST CHARGED

The maximum borrowing rate we may charge for a Policy loan is as follows:

                       For Loans           Annual
                       Outstanding During  Interest Rate
                       ------------------  -------------
                       Policy Years 1-10       4.50%
                       Policy Years 11-20      4.25%
                       Policy Years 21+        4.15%

The current borrowing rate is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20, and 4.00% in Policy year 21 and thereafter.

Policy loan interest is due and payable annually on each Policy anniversary. However, if the Policy is terminated, the loan is repaid in full, or the loan plus loan interest accrued exceeds the Cash Surrender Value, accrued loan interest will be due at that time. If you do not pay the interest when it is due, the unpaid loan interest will be deducted from the General Account and the Investment Funds on a pro-rata basis and added to the outstanding Indebtedness in the Loan Account as of the due date. You will be charged interest at the same rate as the rest of the Indebtedness. Loan interest is payable in arrears.

SECURITY

The Policy will be the only security for the loan.

REPAYING POLICY DEBT

You may repay the loan at any time prior to the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured) and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Accumulation Account Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness. We will process your loan repayment upon receipt at our Service Office.

PARTIAL WITHDRAWALS

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. You should contact our Service Office or your registered representative for information on partial withdrawal procedures. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we may impose a $25 fee. We will process your partial withdrawal as of the date when we receive a request. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a) $500 from an Investment Fund or the General Account; or

b) the Policy's Accumulation Account Value in an Investment Fund or the General Account.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund each Policy year is the Policy's Accumulation Account Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

(1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year; or

(2) the previous Policy year's maximum amount.

We are not currently imposing these restrictions, but we reserve the right to do so.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date of the partial withdrawal. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Accumulation Account Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Accumulation Account Value.

The death benefit will be affected by a partial withdrawal, unless the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge. The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the partial withdrawal was allocated among the General Account and the Investment Funds. If the death benefit is based on a percentage of the Accumulation Account Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. For the Single Life Policy, the Face Amount will be decreased in the following order: (1) the Face Amount at issue, excluding riders; and (2) any increases in the same order in which they were issued. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal (excluding riders) may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

PRO-RATA SURRENDER

After the first Policy year, upon written request to us, you can make a Pro-Rata Surrender of the Policy. We will process your Pro-Rata Surrender request upon receipt at our Service Office. The Pro-Rata Surrender will reduce the Face Amount and the Accumulation Account Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Accumulation Account Value on the Monthly Anniversary on or following our receipt of the request. For the Single Life Policy, the decrease will reduce the Face Amount in the following order:

(a) the Face Amount provided by the most recent increase;

(b) Face Amounts provided by the next most recent increases, successively; and

(c) the Face Amount when the Policy was issued.

You may allocate the amount of decrease in Accumulation Account Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Accumulation Account Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Accumulation Account Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

FULL SURRENDERS

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. We will process your surrender request upon receipt of this documentation at our Service Office. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured (or, with respect to the Joint and Last Survivor Policy, the Last Insured) must be living at the time of a surrender. A surrender may have Federal income tax consequences. See "Federal Tax Status." If you surrender the Policy within the first few years after its purchase or, for the Single Life Policy, within the first few years after an increase in Face Amount, there may be little or no Cash Surrender Value after the deduction of surrender charges.

OTHER INFORMATION

THE GENERAL ACCOUNT

We own the assets in our General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the General Account's assets.

While your Policy provides for limitations on allocations to the General Account, our current practice is not to limit allocations to the General Account.

We have not registered the General Account or any interests therein with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the General Account.

DISTRIBUTION

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, for the distribution of the Policies. Distributor is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Policies. We pay compensation to Distributor for sales of the Policies by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the Policies. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

All selling firms receive commissions. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. A selling firm or sales representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to different compensation rates.

We and Distributor currently pay selling firms first-year commissions of up to 90% of a multiple of Target Premiums and 3.0% of a multiple of excess Target Premiums paid in Policy year 1. In renewal years, the commissions will equal up to 3.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond.

We and Distributor may enter into preferred distribution arrangements with selected selling firms, under which we and Distributor pay additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable annuity and insurance products (including the Policies). Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

These preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. We and Distributor have entered into preferred distribution arrangements with our affiliates Tower Square Securities, Inc. and Walnut Street Securities, Inc., and with the unaffiliated selling firms listed in the Statement of Additional Information. We and Distributor may enter into similar arrangements with our other affiliates New England Securities Corporation and Metropolitan Life Insurance Company. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to Owners or the Separate Account.

The Statement of Additional Information contains additional information about the compensation paid for sale of the Policies.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

SUSPENSION OR DELAY OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers from the Separate Account for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2) trading on the New York Stock Exchange is restricted as determined by the SEC;

3) an emergency exists as determined by the SEC as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months. If we defer payment for 30 days or more, we will pay interest at the rate of 2.50% per year for the period of deferment. No payment from the General Account to pay premiums on the Policy will be deferred.

We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

OWNERSHIP

OWNER. The Insured is the Owner of the Single Life Policy (and the Insureds jointly are the Owner of the Joint and Last Survivor Policy) unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured with respect to the Single Life Policy (or with respect to the Joint and Last Survivor Policy, is not one or both of the Insureds), the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured with respect to the Single Life Policy (or, the death of the Last Insured, with respect to the Joint and Last Survivor Policy).
Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies with respect to the Single Life Policy or, before the Last Insured dies, with respect to the Joint and Last Survivor Policy. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it. If you are also the Beneficiary at the time of the Insured's death, you may designate some other person to receive the proceeds of the Policy within 60 days after the Insured's death.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

ASSIGNMENT. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

CONVERSION RIGHTS

While the Policy is in force, you have a one time right during the first two Policy years to transfer all of the Accumulation Account Value from the Investment Funds to the General Account.

If, at any time during the first two Policy years, you request in writing the transfer of the value held in the Investment Funds to the General Account and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the Policy's death benefit, Face Amount, net amount at risk, rate class, or Issue Age.

If you exercise your one time conversion right, we will automatically allocate all future Net Premiums to the General Account.

ADDITIONAL BENEFITS

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general, and the Policy rider should be consulted. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Separate Account. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy and will be deducted as part of the monthly deduction from the Policy's Accumulation Account Value. (See
"Charges -- Charge for Additional Benefit Riders".) Certain restrictions may apply and are described in the applicable rider.

The term riders discussed below permit you, by purchasing term insurance, to increase your insurance coverage. Term riders have no surrenderable Accumulation Account Value. If you seek to reduce the overall cost of your insurance protection, it is generally to your economic advantage to include a portion of your insurance coverage under a Supplemental Coverage Term Rider. Current charges for the Rider are lower than for the base Policy in the first ten Policy years.

Reductions in or elimination of term rider coverage do not trigger a surrender charge, and use of a term rider generally reduces sales compensation. Because the term insurance riders don't have surrender charges, a Policy providing insurance coverage with a combination of base Policy and term rider will have a lower maximum surrender charge than a Policy with the same amount of insurance coverage provided solely by the base Policy. However, like the cost of coverage under the Policy, charges deducted from the Policy's Accumulation Account Value to pay for term rider coverage no longer participate in the investment experience of the Separate Account and usually increase with the age of the covered individual. Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Your registered representative can provide you more information on the uses of term rider coverage.

Anniversary Partial Withdrawal Rider -- This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy anniversary without reducing the Face Amount. Partial withdrawals may have tax consequences. (See "Federal Tax Status.")

Lifetime Coverage Rider -- This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100 (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy), the death benefit will be the greater of the Face Amount or 101% of the Accumulation Account Value. The tax consequences of continuing the Policy beyond the Insured's 100th year (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy).

Secondary Guarantee Rider -- This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of an Accumulation Account Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider -- This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider -- This rider provides for crediting the Policy's Accumulation Account Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65. For the Joint and Last Survivor Policy, the rider can be elected for either or both Insureds.

Split Policy Option Rider -- This rider allows the Policy to be split into two separate policies in the event there are changes in the Federal Estate Tax Law resulting in the removal of the unlimited marital deductions or reduction of at least 50% in the level of estate taxes payable on the death of the last Insured. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Additional Riders -- Single Life Policy

Accelerated Benefit Rider -- This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more than twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit, including amounts payable under the Supplemental Coverage Term Rider (unless within three years of the rider's termination date), that would have been payable had the Insured died on the date the rider is exercised.

The receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements. Consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

Waiver of Monthly Deduction Rider -- This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

Additional Riders -- Joint and Last Survivor Policy

Divorce Split Rider -- This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Estate Preservation Term Rider -- This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the Policies.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, the Company and the consolidated financial statements of General American Life Insurance Company are provided in the Statement of Additional Information.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

CHARGES

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

  .  the death benefit, cash, and loan benefits under the Policy
  .  investment options, including premium allocations
  .  administration of elective options
  .  the distribution of reports to Policy Owners

Costs and expenses we incur:

  . costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)
  .  overhead and other expenses for providing services and benefits
  .  sales and marketing expenses
  . other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

  . that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate
  . that the cost of providing the services and benefits under the Policies exceed the charges we deduct

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and the surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM EACH PREMIUM PAYMENT

TAX CHARGES. There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. We also deduct a premium tax charge to pay the state and local premium taxes. We currently deduct an amount equal to 2% of premium payments (which may be lower in certain circumstances) to cover this premium tax. If the tax rates change, we may change the amount of the deduction to cover the new rate.

SALES CHARGE. A sales charge, also referred to as the percent of premium charge, will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently deduct a sales charge determined according to the following schedule:

   Policy Years 1-10: 5% of the actual premium you pay

   Policy Years 11+: 2% of the actual premium you pay

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3) in the 11th Policy year and later, 2% of the actual premium you pay.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where Policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

MONTHLY DEDUCTION

The monthly deduction is:

1. The monthly selection and issue expense charge; plus

2. The monthly policy charge; plus

3. The monthly cost of insurance charge; plus

4. The monthly cost, if any, for any additional benefit riders.

The monthly deduction for a Policy month will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Accumulation Account Value of the Policy, minus the value in the Loan Account on the Monthly Anniversary.

SELECTION AND ISSUE EXPENSE CHARGE. During the first ten Policy years, and for the Single Life Policy, for the first ten Policy years following any increase in Face Amount, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy and, for the Single Life Policy, of Face Amount increases. The monthly charge per $1,000 of Face Amount varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured(s).

MONTHLY POLICY CHARGE. We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

MONTHLY COST OF INSURANCE CHARGE. This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured with respect to the Single Life Policy (or of both Insureds with respect to the Joint and Last Survivor Policy) and the fact that the death benefit is not payable until the death of the Insured with respect to the Single Life Policy (or of the Last Insured with respect to the Joint and Last Survivor Policy). Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates (divided by 1,000) by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year for the initial Face Amount (and, for the Single Life Policy, each increase in Face Amount). The rates will be based on the Attained Age, duration (from the effective date of the initial Face Amount and, for the Single Life Policy, each increase in Face Amount), rate class, and (except for unisex policies) sex of the Insured(s) at issue. The monthly cost of insurance rates generally increases as the Insured(s)' Attained Age(s) increases.

The rate class of the Insured(s) also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. For each increase in Face Amount for a Single Life Policy, we will use the rate class applicable to the increase. If the death benefit equals a percentage of Accumulation Account Value, an increase in Accumulation Account Value will cause an automatic increase in the death benefit. The rate class for such an increase for the Joint and Last Survivor Policy will be the same as that used for the initial Face Amount. The rate class for such an increase for the Single Life Policy will be the initial Face Amount or, if later, the most recent increase (excluding any riders) that required proof that the Insured was still insurable by our standards.

We currently place Insured(s) into an elite nonsmoker rate class, a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk. The elite nonsmoker rate class is only available for Policies issued on or after July 20, 2005.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard rate class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/nonsmoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans). All Policies are based on the Attained Ages of the Insured(s). Higher rates apply if the (either) Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the elite nonsmoker rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class other than elite nonsmoker is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the nonsmoker rate class.)

The net amount at risk for a Policy month is:

(1) the death benefit at the beginning of the Policy month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

(2) the Accumulation Account Value at the beginning of the Policy month, before the deduction of the monthly cost of insurance.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

If the Policy is in force beyond the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), no deductions will be made for monthly cost of insurance charges.

CHARGES FOR ADDITIONAL BENEFIT RIDERS

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy and in the Fee Table in this prospectus.

MORTALITY AND EXPENSE RISK CHARGE

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average daily net assets of each Investment Fund for each day in the Valuation Period. The current daily deduction percentages, and the equivalent effective annual rates, are:

                         Policy Daily Charge Annual
                         Years  Factor       Equivalent
                         ------ ------------ ----------
                         1-10    .0015027%     0.55%
                         11-20   .0006841%     0.25%
                         21+     .0001370%     0.05%

This deduction is guaranteed not to increase above the following amounts while the Policy is in force:

                         Policy Daily Charge Annual
                         Years  Factor       Equivalent
                         ------ ------------ ----------
                         1-10    .0015027%     0.55%
                         11-20   .0012301%     0.45%
                         21+     .0009572%     0.35%

This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

SURRENDER CHARGE

For up to 10 years after the Issue Date and, for the Single Life Policy, the effective date of an increase in Face Amount, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

..  upon surrender or lapse of the Policy;

..  upon a partial withdrawal;

..  upon a Pro-Rata Surrender; or

..  upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature.

The maximum surrender charge percentage is shown in the following table.

                 If surrender or lapse     The percentage of
                 occurs in the last month  the annual Target
                 of Policy year:           Premium payable is:
                 ---------------------------------------------
                      1 through 5                  45%
                      6                            40%
                      7                            30%
                      8                            20%
                      9                            10%
                      10 and later                  0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

It is our current practice to reduce the above percentages equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date and, for the Single Life Policy, for up to 10 years following the effective date of an increase in Face Amount. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction. The Surrender Charge for any increase in Face Amount is the Target Annual Premium for that increase multiplied by the applicable Surrender Charge. The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will depend on the amount of Face Amount reduction caused by the surrenders. The fraction will be determined by dividing the amount of the withdrawal by the Accumulation Account Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Accumulation Account Value of the Policy minus the value in the Loan Account.

TRANSACTION CHARGES

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

PROJECTION OF BENEFITS AND VALUES CHARGE

You may make a written request to us for a projection of illustrative future Accumulation Account Values and death benefits. If requested more than once per Policy year, this projection will be furnished to you for a nominal fee not to exceed $25.

INVESTMENT FUND EXPENSES

The expenses of the Investment Funds are shown in the Fee Table.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Accumulation Account Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Investment Funds may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences, including losing the benefit of tax deferral.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the

Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in
Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

ACCUMULATION ACCOUNT VALUE -- The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

ATTAINED AGE -- The Issue Age of an Insured plus the number of completed Policy years.

BENEFICIARY -- The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death with respect to the Single Life Policy or, in the event of the Last Insured's death with respect to the Joint and Last Survivor Policy.

A Beneficiary may be changed as set forth in the Policy and this prospectus.

CASH SURRENDER VALUE -- The Accumulation Account Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year for the initial Face Amount (and, for the Single Life Policy, any increase in Face Amount), less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

FACE AMOUNT -- The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, before the younger Insured's Attained Age 100.

GENERAL ACCOUNT -- Our assets other than those allocated to the Separate Account or any other separate account.

INDEBTEDNESS -- The sum of all unpaid Policy loans and accrued interest on loans.

INSUREDS -- The person or persons whose life (lives) are insured under the Policy.

INVESTMENT FUNDS -- Investments within the Separate Account which we make available under the Policy.

INVESTMENT START DATE -- The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

ISSUE AGE -- The age of each Insured at his or her nearest birthday as of the Issue Date.

ISSUE DATE -- The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

LAST INSURED -- The Insured whose death succeeds the death of all other Insureds under the Joint and Last Survivor Policy.

LOAN ACCOUNT -- The account of MetLife Investors to which amounts securing Policy Loans are allocated. The Loan Account is part of MetLife Investors' General Account.

LOAN SUBACCOUNT -- A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Accumulation Account Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Accumulation Account Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

MONTHLY ANNIVERSARY -- The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

NET PREMIUM -- The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

OWNER -- The owner of a Policy, as designated in the application or as subsequently changed.

POLICY -- The Joint and Last Survivor Policy or the Single Life Policy offered by us and described in this prospectus.

PRO-RATA SURRENDER -- A requested reduction of both the Face Amount and the Accumulation Account Value by a given percentage.

SEPARATE ACCOUNT -- MetLife Investors Variable Life Account One, a separate investment account established by MetLife Investors to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

SERVICE OFFICE -- MetLife Investors Insurance Company, MetLife Life Administration -- Equity Products, P.O. Box 358, Warwick, RI, 02887-0358. Note:
If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such premium payments or requests, we may return the payment to you, or there may be a delay in applying the premium payment or transaction to your Policy.

TARGET PREMIUM -- A premium calculated when a Policy is issued, based on the Insured's age with respect to the Single Life Policy (or the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

VALUATION DATE -- Each day that the New York Stock Exchange (NYSE) is open for trading and MetLife Investors is open for business. MetLife Investors is open for business every day that the NYSE is open for trading.

VALUATION PERIOD -- The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information. You may obtain a copy of the Statement of Additional Information, without charge, by calling 1-800-638-9294, or by writing to our Service Office at: MetLife Investors Insurance Company, P.O. Box 358, Warwick, RI 02887-0358. You may also obtain, without charge, a personalized illustration of death benefits, Cash Surrender Values and Accumulation Account Values by calling 1-800-638-9294.

For Investment Fund transfers, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call our Service Office at 1-800-638-9294.

This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 100 F Street, NE, Washington, DC 20549.

File No. 811-07971

                               FLEXIBLE PREMIUM

                       VARIABLE LIFE INSURANCE POLICIES

             JOINT AND LAST SURVIVOR POLICY AND SINGLE LIFE POLICY

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)

                               NOVEMBER 9, 2009

This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated November 9, 2009 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614.

                                     SAI-1

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         -----
  MetLife Investors..................................................... SAI-3
  The Separate Account.................................................. SAI-3
  Discontinued Investment Funds......................................... SAI-3
  Adjustment of Charges................................................. SAI-4
  Disregard of Voting Instructions...................................... SAI-4
  Performance Data...................................................... SAI-4
  Illustrations......................................................... SAI-4
  Registration Statement................................................ SAI-5
  Misstatement of Age or Sex Corrections................................ SAI-5
  Our Right to Contest.................................................. SAI-5
  Reports to Owners..................................................... SAI-5
  Independent Registered Public Accounting Firm......................... SAI-5
  Additional Information................................................ SAI-6
  Distribution.......................................................... SAI-6
  Financial Statements..................................................

                                     SAI-2

METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. MetLife, headquartered in New York City since 1868, is a subsidiary of MetLife, Inc., a publicly-traded company that is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to MetLife Investors Insurance Company on January 30, 2001.

On December 31, 2002, MetLife, Inc. entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife, Inc. agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. As of December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife, Inc. and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife, Inc. MetLife, Inc. has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife, Inc. has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. As of December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

THE SEPARATE ACCOUNT

MetLife Investors Variable Life Account One (the "Separate Account") was established on October 23, 1991 to hold the assets that underlie the Policies. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

Prior to November 9, 2009, the Company issued Policies under the MetLife Investors Variable Life Account Five (the "Former Separate Account"). On November 9, 2009, the Former Separate Account was combined with and into the Separate Account (the "Combination").

In connection with the Combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Investment Funds and illustrate unit values as a range.

DISCONTINUED INVESTMENT FUNDS

The Goldman Sachs Mid Cap Value Portfolio is closed to allocations of premiums or transfers of cash value except for Dollar Cost Averaging or Portfolio Rebalancing programs in effect prior to April 28, 2008.

                                     SAI-3

ADJUSTMENT OF CHARGES

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more Policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

DISREGARD OF VOTING INSTRUCTIONS

We may, when required to do so by state insurance authorities, vote shares of the Investment Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Investment Funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or Federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

PERFORMANCE DATA

We may provide information concerning the historical investment experience of the Investment Funds, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Investment Funds. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, and the selection and issue expense charge, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the mortality and expense risk charge and the fees and expenses of the underlying Investment Funds. The net rates of return show performance from the inception of the Investment Funds, which in some instances, may precede the Fund's inclusion in the Separate Account.

ILLUSTRATIONS

We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or Insured's characteristics. The illustrations are intended to show how the Death Benefit, Cash Surrender Value, and Accumulation Account Value could vary over an extended period of time assuming hypothetical gross rates of return (I.E., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as Face Amount, premium payments, Insured, risk class, and death benefit option. Illustrations will disclose the specified assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

The illustrated Death Benefit, Cash Surrender Value, and Accumulation Account Value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual average gross rates of return equalled the gross rates of return upon which the illustration is based, but varied above and below the average during the

                                     SAI-4
period, or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

REGISTRATION STATEMENT

The prospectus and this SAI omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

MISSTATEMENT OF AGE OR SEX CORRECTIONS

If there is a misstatement of age or sex in the application, the amount of the death benefit will be that which would be purchased by the most recent monthly cost of insurance charge at the correct age or sex. If we make any payment or Policy changes in good faith, relying on our records, or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the Policy.

OUR RIGHT TO CONTEST

We cannot contest the validity of the Policy after it has been in effect during the Insured's lifetime with respect to the Single Life Policy, or during the lifetime of either Insured with respect to the Joint and Last Survivor Policy, for two years. With respect to the Single Life Policy, we cannot contest an increase in Face Amount with regard to material misstatements made concerning such increase after it has been in force during the Insured's lifetime for two years from the effective date of the increase. If the Policy is reinstated, the two-year period for contesting material misstatements is measured from the date of approval of the reinstatement. In addition, if the Insured with respect to the Single Life Policy (or either Insured with respect to the Joint and Last Survivor Policy) commits suicide in the two-year period, or such period as specified in state law, while sane or insane, the benefit payable will be limited to premiums paid less Indebtedness and less any partial withdrawals. With respect to the Single Life Policy, while sane or insane, if the Insured commits suicide within two years after the date of any increase in Face Amount, the death benefit for that increase will be limited to the monthly deductions for the increase. Please refer to your Policy for specific provisions.

REPORTS TO OWNERS

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Sub-Accounts of MetLife Investors Variable Life Account One and MetLife Investors Variable Life Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent

                                     SAI-5
registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


The consolidated financial statements and financial statement schedules included in MetLife, Inc. and subsidiaries' ("MetLife's") Current Report on Form 8-K dated June 12, 2009, incorporated by reference in this Statement of Additional Information and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008 included in the Annual Report on Form 10-K incorporated by reference herein, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


ADDITIONAL INFORMATION


As noted in the THE COMPANY section of this Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Statement of Additional Information the following documents which have been filed with the SEC, which means these documents are legally part of the Statement of Additional Information:

(i) The consolidated financial statements and financial schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(ii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 7, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed on August 4, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iv) MetLife's Current Report on Form 8-K filed with the SEC on June 12, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

(v) MetLife's Current Reports on Form 8-K filed with the SEC on October 29, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.


You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

DISTRIBUTION

Information about the distribution of the Policies is contained in the prospectus. (See "Other Information -- Distribution.") Additional information is provided below.

The Policies described in this prospectus are no longer offered to new purchasers. We do continue to accept premium payments from existing Owners.

                                     SAI-6

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation and its principal office is located at 5 Park Plaza, Suite 1900, Irvine, California 92614. Distributor is an indirect wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services. Distributor received sales compensation with respect to the Separate Account in the following amounts during the periods indicated:


                                               AGGREGATE AMOUNT OF
                        AGGREGATE AMOUNT OF   COMMISSIONS RETAINED
                        COMMISSIONS PAID TO   BY DISTRIBUTOR AFTER
           FISCAL YEAR      DISTRIBUTOR     PAYMENTS TO SELLING FIRMS
           -----------  ------------------- -------------------------
              2008.....     $ 49,750.93                $0
              2007.....     $ 89,350.85                $0
              2006.....     $413,142.67                $0


Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the Policies.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2008 ranged from $36,007 to $3,967,156. The amount of commissions paid to selected selling firms during 2008 ranged from $631,496 to $30,520,896. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2008 ranged from $667,503 to $34,015,296. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company and MetLife Investors USA Insurance Company).

The following list sets forth the names of selling firms that received additional compensation in 2008 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.

A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
J.J.B. Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Wealth Management
Stifer, Nicolaus & Company, Incorporated
UBS Financial Services
Wachovia Securities, LLC

                                     SAI-7

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

OF

METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife Investors Variable Life Account One and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Life Account One (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, and the related statements of operations and the statements of changes in net assets for each of the periods presented in the three years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, and the results of their operations and the changes in their net assets for each of the periods presented in the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST MFS Research International Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST RCM Technology Sub-Account
MIST PIMCO Total Return Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Money Market Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                        MIST LORD ABBETT MIST LORD ABBETT MIST LORD ABBETT MIST VAN KAMPEN
                                       GROWTH AND INCOME   BOND DEBENTURE    MID CAP VALUE  MID CAP GROWTH
                                             SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                                       ----------------- ---------------- ---------------- ---------------
ASSETS:
  Investments at fair value                  $ 4,122,252      $ 1,222,172        $ 266,669       $ 172,759
  Due from MetLife Investors Insurance
     Company                                           1               --               --              --
                                       ----------------- ---------------- ---------------- ---------------
       Total Assets                            4,122,253        1,222,172          266,669         172,759
                                       ----------------- ---------------- ---------------- ---------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                          --               26               33              17
                                       ----------------- ---------------- ---------------- ---------------
       Total Liabilities                              --               26               33              17
                                       ----------------- ---------------- ---------------- ---------------
NET ASSETS                                   $ 4,122,253      $ 1,222,146        $ 266,636       $ 172,742
                                       ================= ================ ================ ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                          MIST LEGG MASON
                                       MIST LAZARD     MIST MET/AIM MIST THIRD AVENUE PARTNERS AGGRESSIVE
                                           MID CAP SMALL CAP GROWTH   SMALL CAP VALUE              GROWTH
                                       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT
                                       ----------- ---------------- ----------------- -------------------
ASSETS:
  Investments at fair value              $ 703,023        $ 381,156         $ 921,564           $ 260,398
  Due from MetLife Investors Insurance
     Company                                     5                1                --                  --
                                       ----------- ---------------- ----------------- -------------------
       Total Assets                        703,028          381,157           921,564             260,398
                                       ----------- ---------------- ----------------- -------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                    17               11                17                   7
                                       ----------- ---------------- ----------------- -------------------
       Total Liabilities                        17               11                17                   7
                                       ----------- ---------------- ----------------- -------------------
NET ASSETS                               $ 703,011        $ 381,146         $ 921,547           $ 260,391
                                       =========== ================ ================= ===================

The accompanying notes are an integral part of these financial statements.

                                                                   MIST PIMCO
MIST MFS RESEARCH MIST T. ROWE PRICE     MIST OPPENHEIMER INFLATION PROTECTED    MIST RCM   MIST PIMCO
    INTERNATIONAL     MID CAP GROWTH CAPITAL APPRECIATION                BOND  TECHNOLOGY TOTAL RETURN
      SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
----------------- ------------------ -------------------- ------------------- ----------- ------------
      $ 1,280,275          $ 928,687            $ 913,852         $ 1,151,874    $ 84,971  $ 2,293,756
               --                 --                   --                  10          --           --
----------------- ------------------ -------------------- ------------------- ----------- ------------
        1,280,275            928,687              913,852           1,151,884      84,971    2,293,756
----------------- ------------------ -------------------- ------------------- ----------- ------------
               32                 16                   16                  35          47            1
----------------- ------------------ -------------------- ------------------- ----------- ------------
               32                 16                   16                  35          47            1
----------------- ------------------ -------------------- ------------------- ----------- ------------
      $ 1,280,243          $ 928,671            $ 913,836         $ 1,151,849    $ 84,924  $ 2,293,755
================= ================== ==================== =================== =========== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                         MIST HARRIS
                                             OAKMARK MIST CLARION GLOBAL    MIST TURNER        MIST GOLDMAN
                                       INTERNATIONAL         REAL ESTATE MID CAP GROWTH SACHS MID CAP VALUE
                                         SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT         SUB-ACCOUNT
                                       ------------- ------------------- -------------- -------------------
ASSETS:
  Investments at fair value                $ 958,067           $ 290,738      $ 279,098           $ 442,497
  Due from MetLife Investors Insurance
     Company                                      --                  --              6                  --
                                       ------------- ------------------- -------------- -------------------
       Total Assets                          958,067             290,738        279,104             442,497
                                       ------------- ------------------- -------------- -------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                      36                  45              8                  16
                                       ------------- ------------------- -------------- -------------------
       Total Liabilities                          36                  45              8                  16
                                       ------------- ------------------- -------------- -------------------
NET ASSETS                                 $ 958,031           $ 290,693      $ 279,096           $ 442,481
                                       ============= =================== ============== ===================

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 19,615         $ 790,065       $ 1,482,635     $ 1,289,016           $ 187,190       $ 318,845
                --                --                --               4                  --              --
------------------ ----------------- ----------------- --------------- ------------------- ---------------
            19,615           790,065         1,482,635       1,289,020             187,190         318,845
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                41                23                50              38                  44              91
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                41                23                50              38                  44              91
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 19,574         $ 790,042       $ 1,482,585     $ 1,288,982           $ 187,146       $ 318,754
================== ================= ================= =============== =================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MIST LEGG MASON MIST MFS EMERGING MIST LOOMIS SAYLES         MIST MET/AIM
                                          VALUE EQUITY    MARKETS EQUITY     GLOBAL MARKETS CAPITAL APPRECIATION
                                           SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
                                       --------------- ----------------- ------------------ --------------------
ASSETS:
  Investments at fair value                   $ 52,514         $ 106,716           $ 22,445            $ 160,546
  Due from MetLife Investors Insurance
     Company                                         1                --                 --                   --
                                       --------------- ----------------- ------------------ --------------------
       Total Assets                             52,515           106,716             22,445              160,546
                                       --------------- ----------------- ------------------ --------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                        44                28                 49                   11
                                       --------------- ----------------- ------------------ --------------------
       Total Liabilities                            44                28                 49                   11
                                       --------------- ----------------- ------------------ --------------------
NET ASSETS                                    $ 52,471         $ 106,688           $ 22,396            $ 160,535
                                       =============== ================= ================== ====================

The accompanying notes are an integral part of these financial statements.

                     MSF HARRIS
MSF DAVIS VENTURE       OAKMARK MSF JENNISON MSF METLIFE MSF BLACKROCK MSF BLACKROCK
            VALUE FOCUSED VALUE       GROWTH STOCK INDEX  MONEY MARKET   BOND INCOME
      SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
----------------- ------------- ------------ ----------- ------------- -------------
      $ 2,225,927     $ 725,915    $ 720,860   $ 645,133   $ 2,741,157      $ 17,758
                1            27           --           4            --            60
----------------- ------------- ------------ ----------- ------------- -------------
        2,225,928       725,942      720,860     645,137     2,741,157        17,818
----------------- ------------- ------------ ----------- ------------- -------------
               --            21           22          19             8            15
----------------- ------------- ------------ ----------- ------------- -------------
               --            21           22          19             8            15
----------------- ------------- ------------ ----------- ------------- -------------
      $ 2,225,928     $ 725,921    $ 720,838   $ 645,118   $ 2,741,149      $ 17,803
================= ============= ============ =========== ============= =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                       MSF WESTERN ASSET
                                              MANAGEMENT MSF T. ROWE PRICE MSF T. ROWE PRICE          MSF CAPITAL
                                         U.S. GOVERNMENT  SMALL CAP GROWTH  LARGE CAP GROWTH GUARDIAN U.S. EQUITY
                                             SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT          SUB-ACCOUNT
                                       ----------------- ----------------- ----------------- --------------------
ASSETS:
  Investments at fair value                    $ 123,424          $ 62,569          $ 69,430            $ 382,258
  Due from MetLife Investors Insurance
     Company                                          67                 3                 9                   --
                                       ----------------- ----------------- ----------------- --------------------
       Total Assets                              123,491            62,572            69,439              382,258
                                       ----------------- ----------------- ----------------- --------------------
LIABILITIES:
  Due to MetLife Investors Insurance
     Company                                          24                11                10                    1
                                       ----------------- ----------------- ----------------- --------------------
       Total Liabilities                              24                11                10                    1
                                       ----------------- ----------------- ----------------- --------------------
NET ASSETS                                     $ 123,467          $ 62,561          $ 69,429            $ 382,257
                                       ================= ================= ================= ====================

The accompanying notes are an integral part of these financial statements.

AIM V.I. INTERNATIONAL  DWS GOVERNMENT & PUTNAM VT GROWTH                  FTVIPT TEMPLETON   FTVIPT TEMPLETON
                GROWTH AGENCY SECURITIES       AND INCOME PUTNAM VT VISTA GROWTH SECURITIES FOREIGN SECURITIES
           SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
              $ 31,921             $ 494         $ 37,695         $ 8,731           $ 1,338           $ 84,571
                     3                 4               --              --                --                 --
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
                31,924               498           37,695           8,731             1,338             84,571
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
                     3                 1               14              49                 2                 24
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
                     3                 1               14              49                 2                 24
---------------------- ----------------- ---------------- --------------- ----------------- ------------------
              $ 31,921             $ 497         $ 37,681         $ 8,682           $ 1,336           $ 84,547
====================== ================= ================ =============== ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                 MIST LORD ABBETT GROWTH AND INCOME
                                                                                        SUB-ACCOUNT
                                                         ------------------------------------------
                                                                 2008           2007           2006
                                                         --------------- -------------- -----------
INVESTMENT INCOME:
      Dividends                                             $ 100,189       $ 69,108      $ 116,067
                                                         --------------- -------------- -----------
EXPENSES:
      Mortality and expense risk charges                       13,144         15,727         13,984
                                                         --------------- -------------- -----------
        Total expenses                                         13,144         15,727         13,984
                                                         --------------- -------------- -----------
           Net investment income (loss)                        87,045         53,381        102,083
                                                         --------------- -------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             567,120        298,970        510,479
      Realized gains (losses) on sale of investments          (34,668)       162,880        233,323
                                                         --------------- -------------- -----------
           Net realized gains (losses)                        532,452        461,850        743,802
                                                         --------------- -------------- -----------
      Change in unrealized gains (losses) on investments   (2,977,577)      (264,435)       184,448
                                                         --------------- -------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (2,445,125)       197,415        928,250
                                                         --------------- -------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (2,358,080)     $ 250,796    $ 1,030,333
                                                         =============== ============== ===========

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

       MIST LORD ABBETT BOND DEBENTURE           MIST LORD ABBETT MID CAP VALUE
                           SUB-ACCOUNT                              SUB-ACCOUNT
-------------------------------------- -------------------------------------------
      2008           2007         2006       2008           2007           2006
------------- ----------- ------------ ------------- -------------- --------------
  $ 70,430       $ 92,779     $ 98,972    $ 3,009        $ 5,598        $ 4,031
------------- ----------- ------------ ------------- -------------- --------------
     6,318          7,185        5,756         72             99            100
------------- ----------- ------------ ------------- -------------- --------------
     6,318          7,185        5,756         72             99            100
------------- ----------- ------------ ------------- -------------- --------------
    64,112         85,594       93,216      2,937          5,499          3,931
------------- ----------- ------------ ------------- -------------- --------------
    24,428          2,140           --     56,243         79,103         51,533
   (28,076)        15,438       13,722     (5,478)        59,819         49,661
------------- ----------- ------------ ------------- -------------- --------------
    (3,648)        17,578       13,722     50,765        138,922        101,194
------------- ----------- ------------ ------------- -------------- --------------
  (357,821)           350       14,677   (225,884)      (136,147)       (36,935)
------------- ----------- ------------ ------------- -------------- --------------
  (361,469)        17,928       28,399   (175,119)         2,775         64,259
------------- ----------- ------------ ------------- -------------- --------------
$ (297,357)     $ 103,522    $ 121,615 $ (172,182)       $ 8,274       $ 68,190
============= =========== ============ ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MIST VAN KAMPEN MID CAP GROWTH
                                                                                          SUB-ACCOUNT
                                                         -----------------------------------------------
                                                               2008           2007               2006
                                                         ------------- -------------- ------------------
INVESTMENT INCOME:
      Dividends                                             $ 4,572           $ --               $ --
                                                         ------------- -------------- ------------------
EXPENSES:
      Mortality and expense risk charges                         61             76                 71
                                                         ------------- -------------- ------------------
        Total expenses                                           61             76                 71
                                                         ------------- -------------- ------------------
           Net investment income (loss)                       4,511            (76)               (71)
                                                         ------------- -------------- ------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            27,165         31,359             22,467
      Realized gains (losses) on sale of investments         10,062         27,543              8,116
                                                         ------------- -------------- ------------------
           Net realized gains (losses)                       37,227         58,902             30,583
                                                         ------------- -------------- ------------------
      Change in unrealized gains (losses) on investments   (196,594)        20,663                 (7)
                                                         ------------- -------------- ------------------
      Net realized and unrealized gains (losses)
        on investments                                     (159,367)        79,565             30,576
                                                         ------------- -------------- ------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (154,856)      $ 79,489           $ 30,505
                                                         ============= ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                             MIST LAZARD MID CAP               MIST MET/AIM SMALL CAP GROWTH
                                     SUB-ACCOUNT                                 SUB-ACCOUNT
--------------------------------------------------- -------------------------------------------
      2008                   2007           2006           2008           2007           2006
------------- ---------------------- -------------- ------------- -------------- --------------
  $ 12,434                $ 6,212        $ 3,757          $ --           $ --           $ --
------------- ---------------------- -------------- ------------- -------------- --------------
     4,576                  5,302          3,793         2,818          3,209          2,788
------------- ---------------------- -------------- ------------- -------------- --------------
     4,576                  5,302          3,793         2,818          3,209          2,788
------------- ---------------------- -------------- ------------- -------------- --------------
     7,858                    910            (36)       (2,818)        (3,209)        (2,788)
------------- ---------------------- -------------- ------------- -------------- --------------
    75,751                 85,135         82,535        46,661          8,136         77,897
   (50,211)                 5,149          4,692        (8,544)        18,409          5,905
------------- ---------------------- -------------- ------------- -------------- --------------
    25,540                 90,284         87,227        38,117         26,545         83,802
------------- ---------------------- -------------- ------------- -------------- --------------
  (475,022)              (154,893)         7,446      (268,794)        28,432        (26,777)
------------- ---------------------- -------------- ------------- -------------- --------------
  (449,482)               (64,609)        94,673      (230,677)        54,977         57,025
------------- ---------------------- -------------- ------------- -------------- --------------
$ (441,624)             $ (63,699)      $ 94,637    $ (233,495)      $ 51,768       $ 54,237
============= ====================== ============== ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                 MIST THIRD AVENUE SMALL CAP VALUE
                                                                                       SUB-ACCOUNT
                                                         --------------------------------------------
                                                               2008           2007            2006
                                                         ------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                            $ 13,134       $ 16,618         $ 8,931
                                                         ------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                      6,867          7,661           6,966
                                                         ------------- -------------- ---------------
        Total expenses                                        6,867          7,661           6,966
                                                         ------------- -------------- ---------------
           Net investment income (loss)                       6,267          8,957           1,965
                                                         ------------- -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            86,309         89,269          92,124
      Realized gains (losses) on sale of investments        (19,647)        27,659         104,870
                                                         ------------- -------------- ---------------
           Net realized gains (losses)                       66,662        116,928         196,994
                                                         ------------- -------------- ---------------
      Change in unrealized gains (losses) on investments   (457,986)      (172,090)        (61,739)
                                                         ------------- -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                     (391,324)       (55,162)        135,255
                                                         ------------- -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (385,057)     $ (46,205)      $ 137,220
                                                         ============= ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH             MIST MFS RESEARCH INTERNATIONAL
                               SUB-ACCOUNT                                 SUB-ACCOUNT
--------------------------------------------- ----------------------------------------
       2008           2007            2006          2008           2007           2006
-------------- -------------- --------------- ------------- -------------- -----------
       $ 54        $ 1,104            $ --      $ 38,435       $ 27,868       $ 28,060
-------------- -------------- --------------- ------------- -------------- -----------
      2,111          2,602           2,645         8,253          8,703          6,638
-------------- -------------- --------------- ------------- -------------- -----------
      2,111          2,602           2,645         8,253          8,703          6,638
-------------- -------------- --------------- ------------- -------------- -----------
     (2,057)        (1,498)         (2,645)       30,182         19,165         21,422
-------------- -------------- --------------- ------------- -------------- -----------
      2,990         44,940          31,417       194,787        271,523        110,315
    (17,240)         7,916          34,550      (117,679)        78,885        130,875
-------------- -------------- --------------- ------------- -------------- -----------
    (14,250)        52,856          65,967        77,108        350,408        241,190
-------------- -------------- --------------- ------------- -------------- -----------
   (153,125)       (40,245)        (82,865)   (1,080,057)      (143,059)        81,292
-------------- -------------- --------------- ------------- -------------- -----------
   (167,375)        12,611         (16,898)   (1,002,949)       207,349        322,482
-------------- -------------- --------------- ------------- -------------- -----------
 $ (169,432)      $ 11,113       $ (19,543)   $ (972,767)     $ 226,514      $ 343,904
============== ============== =============== ============= ============== ===========

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                      MIST T. ROWE PRICE MID CAP GROWTH
                                                                                            SUB-ACCOUNT
                                                         -------------------------------------------------
                                                                2008           2007                2006
                                                         -------------- -------------- -------------------
INVESTMENT INCOME:
      Dividends                                                $ 836        $ 3,310                $ --
                                                         -------------- -------------- -------------------
EXPENSES:
      Mortality and expense risk charges                       6,931          7,894               6,855
                                                         -------------- -------------- -------------------
        Total expenses                                         6,931          7,894               6,855
                                                         -------------- -------------- -------------------
           Net investment income (loss)                       (6,095)        (4,584)             (6,855)
                                                         -------------- -------------- -------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            146,854         63,136              42,557
      Realized gains (losses) on sale of investments           7,731         37,635              57,859
                                                         -------------- -------------- -------------------
           Net realized gains (losses)                       154,585        100,771             100,416
                                                         -------------- -------------- -------------------
      Change in unrealized gains (losses) on investments    (748,182)       123,216             (23,430)
                                                         -------------- -------------- -------------------
      Net realized and unrealized gains (losses)
        on investments                                      (593,597)       223,987              76,986
                                                         -------------- -------------- -------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (599,692)     $ 219,403            $ 70,131
                                                         ============== ============== ===================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

        MIST OPPENHEIMER CAPITAL APPRECIATION            MIST PIMCO INFLATION PROTECTED BOND
                                  SUB-ACCOUNT                                    SUB-ACCOUNT
------------------------------------------------ ----------------------------------------------
      2008           2007                2006         2008           2007               2006
------------- -------------- ------------------- ------------ -------------- ------------------
  $ 52,492        $ 2,336             $ 4,561     $ 51,387       $ 27,747           $ 44,369
------------- -------------- ------------------- ------------ -------------- ------------------
     7,647          9,384               7,611        7,437          6,902              5,545
------------- -------------- ------------------- ------------ -------------- ------------------
     7,647          9,384               7,611        7,437          6,902              5,545
------------- -------------- ------------------- ------------ -------------- ------------------
    44,845         (7,048)             (3,050)      43,950         20,845             38,824
------------- -------------- ------------------- ------------ -------------- ------------------
   384,240        104,346              10,397        2,713             --             30,990
   (67,227)        32,742              13,905       10,809        (13,423)           (11,288)
------------- -------------- ------------------- ------------ -------------- ------------------
   317,013        137,088              24,302       13,522        (13,423)            19,702
------------- -------------- ------------------- ------------ -------------- ------------------
(1,125,289)        86,233              85,610     (151,994)       123,543            (58,283)
------------- -------------- ------------------- ------------ -------------- ------------------
  (808,276)       223,321             109,912     (138,472)       110,120            (38,581)
------------- -------------- ------------------- ------------ -------------- ------------------
$ (763,431)     $ 216,273           $ 106,862    $ (94,522)     $ 130,965              $ 243
============= ============== =================== ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                    MIST RCM TECHNOLOGY
                                                                                            SUB-ACCOUNT
                                                         -------------------------------------------------
                                                              2008                    2007         2006
                                                         ------------ ---------------------- -------------
INVESTMENT INCOME:
      Dividends                                           $ 15,543                   $ --          $ --
                                                         ------------ ---------------------- -------------
EXPENSES:
      Mortality and expense risk charges                       645                    774           609
                                                         ------------ ---------------------- -------------
        Total expenses                                         645                    774           609
                                                         ------------ ---------------------- -------------
           Net investment income (loss)                     14,898                   (774)         (609)
                                                         ------------ ---------------------- -------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           32,429                  5,243            --
      Realized gains (losses) on sale of investments        (4,607)                 6,947         1,663
                                                         ------------ ---------------------- -------------
           Net realized gains (losses)                      27,822                 12,190         1,663
                                                         ------------ ---------------------- -------------
      Change in unrealized gains (losses) on investments  (109,728)                26,583         3,348
                                                         ------------ ---------------------- -------------
      Net realized and unrealized gains (losses)
        on investments                                     (81,906)                38,773         5,011
                                                         ------------ ---------------------- -------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (67,008)              $ 37,999       $ 4,402
                                                         ============ ====================== =============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                            MIST PIMCO TOTAL RETURN        MIST HARRIS OAKMARK INTERNATIONAL
                                        SUB-ACCOUNT                              SUB-ACCOUNT
--------------------------------------------------- -----------------------------------------
     2008                       2007        2006          2008           2007            2006
------------ ----------------------- -------------- ------------- -------------- ------------
$ 102,162                   $ 81,538    $ 58,487      $ 28,597       $ 16,675        $ 42,343
------------ ----------------------- -------------- ------------- -------------- ------------
   12,252                     11,638       9,617         7,576          9,985           8,417
------------ ----------------------- -------------- ------------- -------------- ------------
   12,252                     11,638       9,617         7,576          9,985           8,417
------------ ----------------------- -------------- ------------- -------------- ------------
   89,910                     69,900      48,870        21,021          6,690          33,926
------------ ----------------------- -------------- ------------- -------------- ------------
   62,155                         --         864       244,833        143,075         105,700
   11,437                      3,219      (8,052)     (119,985)        98,739          92,299
------------ ----------------------- -------------- ------------- -------------- ------------
   73,592                      3,219      (7,188)      124,848        241,814         197,999
------------ ----------------------- -------------- ------------- -------------- ------------
 (161,830)                   111,358      45,984      (831,349)      (269,330)        144,834
------------ ----------------------- -------------- ------------- -------------- ------------
  (88,238)                   114,577      38,796      (706,501)       (27,516)        342,833
------------ ----------------------- -------------- ------------- -------------- ------------
  $ 1,672                  $ 184,477    $ 87,666    $ (685,480)     $ (20,826)      $ 376,759
============ ======================= ============== ============= ============== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                  MIST CLARION GLOBAL REAL ESTATE
                                                                                      SUB-ACCOUNT
                                                         ----------------------------------------
                                                               2008           2007           2006
                                                         ------------- -------------- -----------
INVESTMENT INCOME:
      Dividends                                             $ 8,611        $ 4,891        $ 4,200
                                                         ------------- -------------- -----------
EXPENSES:
      Mortality and expense risk charges                      2,225          2,505          1,999
                                                         ------------- -------------- -----------
        Total expenses                                        2,225          2,505          1,999
                                                         ------------- -------------- -----------
           Net investment income (loss)                       6,386          2,386          2,201
                                                         ------------- -------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            41,715         39,193         19,950
      Realized gains (losses) on sale of investments        (19,222)        22,046         31,864
                                                         ------------- -------------- -----------
           Net realized gains (losses)                       22,493         61,239         51,814
                                                         ------------- -------------- -----------
      Change in unrealized gains (losses) on investments   (225,209)      (136,559)        59,028
                                                         ------------- -------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (202,716)       (75,320)       110,842
                                                         ------------- -------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (196,330)     $ (72,934)     $ 113,043
                                                         ============= ============== ===========

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

               MIST TURNER MID CAP GROWTH           MIST GOLDMAN SACHS MID CAP VALUE
                              SUB-ACCOUNT                                SUB-ACCOUNT
-------------------------------------------- ------------------------------------------
       2008            2007          2006          2008           2007          2006
-------------- -------------- -------------- ------------- -------------- -------------
        $ 1           $ --           $ --       $ 6,938        $ 4,898          $ --
-------------- -------------- -------------- ------------- -------------- -------------
      2,338          2,392          1,427         3,436          4,042         2,732
-------------- -------------- -------------- ------------- -------------- -------------
      2,338          2,392          1,427         3,436          4,042         2,732
-------------- -------------- -------------- ------------- -------------- -------------
     (2,337)        (2,392)        (1,427)        3,502            856        (2,732)
-------------- -------------- -------------- ------------- -------------- -------------
     38,887         14,601          2,817        52,434         63,250         3,245
     (1,898)        17,753         10,273       (11,689)        13,736        11,374
-------------- -------------- -------------- ------------- -------------- -------------
     36,989         32,354         13,090        40,745         76,986        14,619
-------------- -------------- -------------- ------------- -------------- -------------
   (289,284)        61,758          3,998      (294,527)       (59,997)       74,946
-------------- -------------- -------------- ------------- -------------- -------------
   (252,295)        94,112         17,088      (253,782)        16,989        89,565
-------------- -------------- -------------- ------------- -------------- -------------
 $ (254,632)      $ 91,720       $ 15,661    $ (250,280)      $ 17,845      $ 86,833
============== ============== ============== ============= ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MIST METLIFE DEFENSIVE STRATEGY
                                                                                           SUB-ACCOUNT
                                                         ---------------------------------------------
                                                               2008            2007              2006
                                                         -------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                                 $ 13           $ --               $ --
                                                         -------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                          41              1                 --
                                                         -------------- -------------- ---------------
        Total expenses                                            41              1                 --
                                                         -------------- -------------- ---------------
           Net investment income (loss)                          (28)            (1)                --
                                                         -------------- -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                 17             --                 --
      Realized gains (losses) on sale of investments            (165)            (3)                --
                                                         -------------- -------------- ---------------
           Net realized gains (losses)                          (148)            (3)                --
                                                         -------------- -------------- ---------------
      Change in unrealized gains (losses) on investments      (3,246)            (6)                --
                                                         -------------- -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                        (3,394)            (9)                --
                                                         -------------- -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                     $ (3,422)         $ (10)              $ --
                                                         ============== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MIST METLIFE MODERATE STRATEGY             MIST METLIFE BALANCED STRATEGY
                               SUB-ACCOUNT                                SUB-ACCOUNT
--------------------------------------------- ------------------------------------------
      2008           2007             2006          2008           2007          2006
------------- ----------- ------------------- ------------- -------------- -------------
  $ 17,286       $ 19,478            $ 530      $ 75,008       $ 10,267         $ 353
------------- ----------- ------------------- ------------- -------------- -------------
     5,048          4,863            3,115         5,410          3,646         1,462
------------- ----------- ------------------- ------------- -------------- -------------
     5,048          4,863            3,115         5,410          3,646         1,462
------------- ----------- ------------------- ------------- -------------- -------------
    12,238         14,615           (2,585)       69,598          6,621        (1,109)
------------- ----------- ------------------- ------------- -------------- -------------
    23,244         22,953            2,229        80,041         17,128         1,253
    (3,192)        10,603            1,554       (18,382)         8,119         1,809
------------- ----------- ------------------- ------------- -------------- -------------
    20,052         33,556            3,783        61,659         25,247         3,062
------------- ----------- ------------------- ------------- -------------- -------------
  (310,376)         1,300           67,408      (648,167)        (2,201)       32,383
------------- ----------- ------------------- ------------- -------------- -------------
  (290,324)        34,856           71,191      (586,508)        23,046        35,445
------------- ----------- ------------------- ------------- -------------- -------------
$ (278,086)      $ 49,471         $ 68,606    $ (516,910)      $ 29,667      $ 34,336
============= =========== =================== ============= ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                     MIST METLIFE GROWTH STRATEGY
                                                                                      SUB-ACCOUNT
                                                         -------------------------------------------
                                                               2008           2007           2006
                                                         ------------- -------------- --------------
INVESTMENT INCOME:
      Dividends                                            $ 78,915       $ 26,804        $ 1,782
                                                         ------------- -------------- --------------
EXPENSES:
      Mortality and expense risk charges                     12,476         11,652          6,495
                                                         ------------- -------------- --------------
        Total expenses                                       12,476         11,652          6,495
                                                         ------------- -------------- --------------
           Net investment income (loss)                      66,439         15,152         (4,713)
                                                         ------------- -------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           158,225         66,654          6,777
      Realized gains (losses) on sale of investments       (204,664)        45,914          5,229
                                                         ------------- -------------- --------------
           Net realized gains (losses)                      (46,439)       112,568         12,006
                                                         ------------- -------------- --------------
      Change in unrealized gains (losses) on investments   (945,901)       (66,437)       151,712
                                                         ------------- -------------- --------------
      Net realized and unrealized gains (losses)
        on investments                                     (992,340)        46,131        163,718
                                                         ------------- -------------- --------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (925,901)      $ 61,283      $ 159,005
                                                         ============= ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MIST METLIFE AGGRESSIVE STRATEGY                    MIST VAN KAMPEN COMSTOCK
                                 SUB-ACCOUNT                                 SUB-ACCOUNT
----------------------------------------------- ------------------------------------------
      2008           2007               2006          2008           2007          2006
------------- -------------- ------------------ ------------- -------------- -------------
  $ 10,874        $ 3,883              $ 249       $ 8,950        $ 6,064          $ 13
------------- -------------- ------------------ ------------- -------------- -------------
     1,463          1,136                754         2,435          2,272         1,090
------------- -------------- ------------------ ------------- -------------- -------------
     1,463          1,136                754         2,435          2,272         1,090
------------- -------------- ------------------ ------------- -------------- -------------
     9,411          2,747               (505)        6,515          3,792        (1,077)
------------- -------------- ------------------ ------------- -------------- -------------
    31,946         15,733                971        16,959          8,107         1,456
    (6,040)         6,773              2,626       (16,570)         1,731           824
------------- -------------- ------------------ ------------- -------------- -------------
    25,906         22,506              3,597           389          9,838         2,280
------------- -------------- ------------------ ------------- -------------- -------------
  (161,774)       (17,209)            12,702      (190,938)       (29,478)       38,659
------------- -------------- ------------------ ------------- -------------- -------------
  (135,868)         5,297             16,299      (190,549)       (19,640)       40,939
------------- -------------- ------------------ ------------- -------------- -------------
$ (126,457)       $ 8,044           $ 15,794    $ (184,034)     $ (15,848)     $ 39,862
============= ============== ================== ============= ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                        MIST LEGG MASON VALUE EQUITY
                                                                                         SUB-ACCOUNT
                                                         ----------------------------------------------
                                                                2008           2007           2006 (A)
                                                         -------------- -------------- ----------------
INVESTMENT INCOME:
      Dividends                                                $ 259            $ 4            $ 164
                                                         -------------- -------------- ----------------
EXPENSES:
      Mortality and expense risk charges                         463            587               40
                                                         -------------- -------------- ----------------
        Total expenses                                           463            587               40
                                                         -------------- -------------- ----------------
           Net investment income (loss)                         (204)          (583)             124
                                                         -------------- -------------- ----------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              3,524            132            2,178
      Realized gains (losses) on sale of investments         (10,342)         2,398               33
                                                         -------------- -------------- ----------------
           Net realized gains (losses)                        (6,818)         2,530            2,211
                                                         -------------- -------------- ----------------
      Change in unrealized gains (losses) on investments     (57,048)        (6,492)            (968)
                                                         -------------- -------------- ----------------
      Net realized and unrealized gains (losses)
        on investments                                       (63,866)        (3,962)           1,243
                                                         -------------- -------------- ----------------
      Net increase (decrease) in net assets resulting
        from operations                                    $ (64,070)      $ (4,545)         $ 1,367
                                                         ============== ============== ================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

         MIST MFS EMERGING MARKETS EQUITY                       MIST LOOMIS SAYLES GLOBAL MARKETS
                              SUB-ACCOUNT                                             SUB-ACCOUNT
----------------------------------------------- ----------------------------------------------------
      2008           2007              2006 (A)      2008           2007                 2006 (A)
------------- -------------- ------------------ ------------ -------------- ------------------------
   $ 3,210           $ 11                  $ 77   $ 1,171           $ --                     $ 10
------------- -------------- ------------------ ------------ -------------- ------------------------
       849            152                     7       128             38                        1
------------- -------------- ------------------ ------------ -------------- ------------------------
       849            152                     7       128             38                        1
------------- -------------- ------------------ ------------ -------------- ------------------------
     2,361           (141)                   70     1,043            (38)                       9
------------- -------------- ------------------ ------------ -------------- ------------------------
    21,542             --                    --     1,511             --                       --
   (22,676)           610                     4      (839)           270                       (3)
------------- -------------- ------------------ ------------ -------------- ------------------------
    (1,134)           610                     4       672            270                       (3)
------------- -------------- ------------------ ------------ -------------- ------------------------
  (121,429)         6,466                   758   (12,516)         1,494                       26
------------- -------------- ------------------ ------------ -------------- ------------------------
  (122,563)         7,076                   762   (11,844)         1,764                       23
------------- -------------- ------------------ ------------ -------------- ------------------------
$ (120,202)       $ 6,935                 $ 832 $ (10,801)       $ 1,726                     $ 32
============= ============== ================== ============ ============== ========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                     MIST MET/AIM CAPITAL APPRECIATION
                                                                                           SUB-ACCOUNT
                                                         ------------------------------------------------
                                                               2008           2007                2006
                                                         ------------- -------------- -------------------
INVESTMENT INCOME:
      Dividends                                             $ 4,412           $ --               $ 149
                                                         ------------- -------------- -------------------
EXPENSES:
      Mortality and expense risk charges                        101            115                  92
                                                         ------------- -------------- -------------------
        Total expenses                                          101            115                  92
                                                         ------------- -------------- -------------------
           Net investment income (loss)                       4,311           (115)                 57
                                                         ------------- -------------- -------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                --             --                  --
      Realized gains (losses) on sale of investments         (1,850)       (36,019)             (3,861)
                                                         ------------- -------------- -------------------
           Net realized gains (losses)                       (1,850)       (36,019)             (3,861)
                                                         ------------- -------------- -------------------
      Change in unrealized gains (losses) on investments   (123,390)        66,820              19,685
                                                         ------------- -------------- -------------------
      Net realized and unrealized gains (losses)
        on investments                                     (125,240)        30,801              15,824
                                                         ------------- -------------- -------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (120,929)      $ 30,686            $ 15,881
                                                         ============= ============== ===================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                      MFS DAVIS VENTURE VALUE         MFS HARRIS OAKMARK FOCUSED VALUE
                                  SUB-ACCOUNT                              SUB-ACCOUNT
--------------------------------------------- -------------------------------------------
        2008                   2007      2006       2008           2007           2006
--------------- ------------------- --------- ------------- -------------- --------------
    $ 40,761               $ 27,195  $ 23,474    $ 4,583        $ 9,319        $ 4,951
--------------- ------------------- --------- ------------- -------------- --------------
      16,610                 18,919    15,255      6,369          8,974          8,399
--------------- ------------------- --------- ------------- -------------- --------------
      16,610                 18,919    15,255      6,369          8,974          8,399
--------------- ------------------- --------- ------------- -------------- --------------
      24,151                  8,276     8,219     (1,786)           345         (3,448)
--------------- ------------------- --------- ------------- -------------- --------------
      16,967                     --        --    141,212        205,487        152,770
     (13,123)               126,204   100,217   (140,725)        22,662         40,930
--------------- ------------------- --------- ------------- -------------- --------------
       3,844                126,204   100,217        487        228,149        193,700
--------------- ------------------- --------- ------------- -------------- --------------
  (1,457,278)                 2,798   264,814   (634,693)      (339,075)       (27,418)
--------------- ------------------- --------- ------------- -------------- --------------
  (1,453,434)               129,002   365,031   (634,206)      (110,926)       166,282
--------------- ------------------- --------- ------------- -------------- --------------
$ (1,429,283)             $ 137,278 $ 373,250 $ (635,992)    $ (110,581)     $ 162,834
=============== =================== ========= ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                   MSF JENNISON GROWTH
                                                                                           SUB-ACCOUNT
                                                         ------------------------------------------------
                                                               2008                   2007        2006
                                                         ------------- ---------------------- -----------
INVESTMENT INCOME:
      Dividends                                            $ 24,533                $ 4,656        $ --
                                                         ------------- ---------------------- -----------
EXPENSES:
      Mortality and expense risk charges                      5,503                  6,059       4,637
                                                         ------------- ---------------------- -----------
        Total expenses                                        5,503                  6,059       4,637
                                                         ------------- ---------------------- -----------
           Net investment income (loss)                      19,030                 (1,403)     (4,637)
                                                         ------------- ---------------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            84,598                 39,047         806
      Realized gains (losses) on sale of investments        (25,435)                38,843      50,841
                                                         ------------- ---------------------- -----------
           Net realized gains (losses)                       59,163                 77,890      51,647
                                                         ------------- ---------------------- -----------
      Change in unrealized gains (losses) on investments   (514,163)                39,361     (28,102)
                                                         ------------- ---------------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (455,000)               117,251      23,545
                                                         ------------- ---------------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (435,970)             $ 115,848    $ 18,908
                                                         ============= ====================== ===========

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                       MSF METLIFE STOCK INDEX                   MSF BLACKROCK MONEY MARKET
                                   SUB-ACCOUNT                                  SUB-ACCOUNT
----------------------------------------------- -------------------------------------------
      2008                       2007      2006        2008        2007                2006
------------- ----------------------- --------- ----------- ----------- -------------------
  $ 17,839                   $ 10,842  $ 21,008    $ 73,832   $ 115,854            $ 89,306
------------- ----------------------- --------- ----------- ----------- -------------------
     5,066                      5,688     5,405      14,263      12,730              10,206
------------- ----------------------- --------- ----------- ----------- -------------------
     5,066                      5,688     5,405      14,263      12,730              10,206
------------- ----------------------- --------- ----------- ----------- -------------------
    12,773                      5,154    15,603      59,569     103,124              79,100
------------- ----------------------- --------- ----------- ----------- -------------------
    38,259                     21,076    35,849          --          --                  --
   (17,356)                    12,202    47,742          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
    20,903                     33,278    83,591          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
  (425,986)                     7,180    37,193          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
  (405,083)                    40,458   120,784          --          --                  --
------------- ----------------------- --------- ----------- ----------- -------------------
$ (392,310)                  $ 45,612 $ 136,387    $ 59,569   $ 103,124            $ 79,100
============= ======================= ========= =========== =========== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         MSF BLACKROCK BOND INCOME
                                                                                       SUB-ACCOUNT
                                                         --------------------------------------------
                                                                2008           2007           2006
                                                         -------------- ----------- -----------------
INVESTMENT INCOME:
      Dividends                                              $ 1,022          $ 697        $ 1,834
                                                         -------------- ----------- -----------------
EXPENSES:
      Mortality and expense risk charges                         107            130            176
                                                         -------------- ----------- -----------------
        Total expenses                                           107            130            176
                                                         -------------- ----------- -----------------
           Net investment income (loss)                          915            567          1,658
                                                         -------------- ----------- -----------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                 --             --             31
      Realized gains (losses) on sale of investments             (40)            36             14
                                                         -------------- ----------- -----------------
           Net realized gains (losses)                           (40)            36             45
                                                         -------------- ----------- -----------------
      Change in unrealized gains (losses) on investments      (1,659)           727           (486)
                                                         -------------- ----------- -----------------
      Net realized and unrealized gains (losses)
        on investments                                        (1,699)           763           (441)
                                                         -------------- ----------- -----------------
      Net increase (decrease) in net assets resulting
        from operations                                       $ (784)       $ 1,330        $ 1,217
                                                         ============== =========== =================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

     MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT               MSF T. ROWE PRICE SMALL CAP GROWTH
                                      SUB-ACCOUNT                                      SUB-ACCOUNT
---------------------------------------------------- ------------------------------------------------
       2008            2007                  2006         2008           2007                 2006
-------------- -------------- ---------------------- ------------ -------------- --------------------
    $ 1,825          $ 463                    $ 1         $ --           $ --                 $ --
-------------- -------------- ---------------------- ------------ -------------- --------------------
        419             96                     --            9             24                   29
-------------- -------------- ---------------------- ------------ -------------- --------------------
        419             96                     --            9             24                   29
-------------- -------------- ---------------------- ------------ -------------- --------------------
      1,406            367                      1           (9)           (24)                 (29)
-------------- -------------- ---------------------- ------------ -------------- --------------------
         --             --                     --       16,824             --                   --
       (401)           (10)                    (1)         454          1,817                1,176
-------------- -------------- ---------------------- ------------ -------------- --------------------
       (401)           (10)                    (1)      17,278          1,817                1,176
-------------- -------------- ---------------------- ------------ -------------- --------------------
     (2,507)           419                      1      (53,296)         7,896                2,634
-------------- -------------- ---------------------- ------------ -------------- --------------------
     (2,908)           409                     --      (36,018)         9,713                3,810
-------------- -------------- ---------------------- ------------ -------------- --------------------
   $ (1,502)         $ 776                    $ 1    $ (36,027)       $ 9,689              $ 3,781
============== ============== ====================== ============ ============== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                          MSF T. ROWE PRICE LARGE CAP GROWTH
                                                                                                 SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                               2008           2007                      2006
                                                         ------------- ----------- -------------------------
INVESTMENT INCOME:
      Dividends                                               $ 589          $ 533                     $ 331
                                                         ------------- ----------- -------------------------
EXPENSES:
      Mortality and expense risk charges                         55             64                        54
                                                         ------------- ----------- -------------------------
        Total expenses                                           55             64                        54
                                                         ------------- ----------- -------------------------
           Net investment income (loss)                         534            469                       277
                                                         ------------- ----------- -------------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             5,630          1,059                        --
      Realized gains (losses) on sale of investments            180            861                       888
                                                         ------------- ----------- -------------------------
           Net realized gains (losses)                        5,810          1,920                       888
                                                         ------------- ----------- -------------------------
      Change in unrealized gains (losses) on investments    (56,877)         8,145                    10,964
                                                         ------------- ----------- -------------------------
      Net realized and unrealized gains (losses)
        on investments                                      (51,067)        10,065                    11,852
                                                         ------------- ----------- -------------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (50,533)      $ 10,534                  $ 12,129
                                                         ============= =========== =========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MSF CAPITAL GUARDIAN U.S. EQUITY             AIM V.I. INTERNATIONAL GROWTH
                                 SUB-ACCOUNT                               SUB-ACCOUNT
-------------------------------------------- -----------------------------------------
      2008           2007               2006      2008           2007             2006
------------- -------------- --------------- ------------ ----------- ----------------
   $ 6,665        $ 3,578            $ 7,441     $ 246          $ 224            $ 466
------------- -------------- --------------- ------------ ----------- ----------------
        --             --                 --         3              4                3
------------- -------------- --------------- ------------ ----------- ----------------
        --             --                 --         3              4                3
------------- -------------- --------------- ------------ ----------- ----------------
     6,665          3,578              7,441       243            220              463
------------- -------------- --------------- ------------ ----------- ----------------
    75,517         44,509              7,964       596             --               --
    (5,855)         9,742              5,789       506            832              592
------------- -------------- --------------- ------------ ----------- ----------------
    69,662         54,251             13,753     1,102            832              592
------------- -------------- --------------- ------------ ----------- ----------------
  (338,892)       (55,979)            47,219   (23,213)         6,220           10,240
------------- -------------- --------------- ------------ ----------- ----------------
  (269,230)        (1,728)            60,972   (22,111)         7,052           10,832
------------- -------------- --------------- ------------ ----------- ----------------
$ (262,565)       $ 1,850           $ 68,413 $ (21,868)       $ 7,272         $ 11,295
============= ============== =============== ============ =========== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                DWS GOVERNMENT & AGENCY SECURITIES
                                                                                       SUB-ACCOUNT
                                                         --------------------------------------------
                                                             2008        2007                 2006
                                                         -------- -------------- --------------------
INVESTMENT INCOME:
      Dividends                                              $ 21        $ 18                 $ 12
                                                         -------- -------------- --------------------
EXPENSES:
      Mortality and expense risk charges                        1           3                    2
                                                         -------- -------------- --------------------
        Total expenses                                          1           3                    2
                                                         -------- -------------- --------------------
           Net investment income (loss)                        20          15                   10
                                                         -------- -------------- --------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              --          --                   --
      Realized gains (losses) on sale of investments           --         (24)                 (13)
                                                         -------- -------------- --------------------
           Net realized gains (losses)                         --         (24)                 (13)
                                                         -------- -------------- --------------------
      Change in unrealized gains (losses) on investments        3          25                   14
                                                         -------- -------------- --------------------
      Net realized and unrealized gains (losses)
        on investments                                          3           1                    1
                                                         -------- -------------- --------------------
     Net increase (decrease) in net assets resulting
        from operations                                      $ 23        $ 16                 $ 11
                                                         ======== ============== ====================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

               PUTNAM VT GROWTH AND INCOME                           PUTNAM VT VISTA
                               SUB-ACCOUNT                               SUB-ACCOUNT
------------------------------------------ --------------------------------------------
     2008           2007              2006     2008               2007          2006
------------ -------------- -------------- ----------- ------------------ -------------
  $ 1,175          $ 950           $ 1,051     $ --               $ --          $ --
------------ -------------- -------------- ----------- ------------------ -------------
      280            360               333       79                117           118
------------ -------------- -------------- ----------- ------------------ -------------
      280            360               333       79                117           118
------------ -------------- -------------- ----------- ------------------ -------------
      895            590               718      (79)              (117)         (118)
------------ -------------- -------------- ----------- ------------------ -------------
    8,495          9,534             1,402       --                 --            --
   (3,686)         1,714             1,730      (51)               339            97
------------ -------------- -------------- ----------- ------------------ -------------
    4,809         11,248             3,132      (51)               339            97
------------ -------------- -------------- ----------- ------------------ -------------
  (30,037)       (16,045)            5,292   (7,709)               539         1,099
------------ -------------- -------------- ----------- ------------------ -------------
  (25,228)        (4,797)            8,424   (7,760)               878         1,196
------------ -------------- -------------- ----------- ------------------ -------------
$ (24,333)      $ (4,207)          $ 9,142 $ (7,839)             $ 761       $ 1,078
============ ============== ============== =========== ================== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                        FTVIPT TEMPLETON GROWTH SECURITIES
                                                                                               SUB-ACCOUNT
                                                         ----------------------------------------------------
                                                                2008           2007                   2006
                                                         -------------- -------------- ----------------------
INVESTMENT INCOME:
      Dividends                                                 $ 38           $ 34                  $ 174
                                                         -------------- -------------- ----------------------
EXPENSES:
      Mortality and expense risk charges                          --             --                     --
                                                         -------------- -------------- ----------------------
        Total expenses                                            --             --                     --
                                                         -------------- -------------- ----------------------
           Net investment income (loss)                           38             34                    174
                                                         -------------- -------------- ----------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                128             97                     --
      Realized gains (losses) on sale of investments              (9)            25                    825
                                                         -------------- -------------- ----------------------
           Net realized gains (losses)                           119            122                    825
                                                         -------------- -------------- ----------------------
      Change in unrealized gains (losses) on investments      (1,143)           (99)                  (403)
                                                         -------------- -------------- ----------------------
      Net realized and unrealized gains (losses)
        on investments                                        (1,024)            23                    422
                                                         -------------- -------------- ----------------------
      Net increase (decrease) in net assets resulting
        from operations                                       $ (986)          $ 57                  $ 596
                                                         ============== ============== ======================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            FTVIPT TEMPLETON FOREIGN SECURITIES
                                    SUB-ACCOUNT
-----------------------------------------------
     2008           2007                   2006
------------ ----------- ----------------------
  $ 3,129        $ 3,079                  $ 948
------------ ----------- ----------------------
      105            139                    139
------------ ----------- ----------------------
      105            139                    139
------------ ----------- ----------------------
    3,024          2,940                    809
------------ ----------- ----------------------
   11,323          6,376                     --
     (748)         2,960                    414
------------ ----------- ----------------------
   10,575          9,336                    414
------------ ----------- ----------------------
  (71,662)         6,019                 11,861
------------ ----------- ----------------------
  (61,087)        15,355                 12,275
------------ ----------- ----------------------
$ (58,063)      $ 18,295               $ 13,084
============ =========== ======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                               MIST LORD ABBETT GROWTH AND INCOME
                                                                                      SUB-ACCOUNT
                                                     -----------------------------------------------
                                                            2008           2007              2006
                                                     -------------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 87,045       $ 53,381         $ 102,083
  Net realized gains (losses)                            532,452        461,850           743,802
  Change in unrealized gains (losses) on investments  (2,977,577)      (264,435)          184,448
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (2,358,080)       250,796         1,030,333
                                                     -------------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           180,165        287,804           370,111
  Net transfers (including fixed account)                126,973        (62,309)         (472,291)
  Policy charges                                        (225,437)      (233,349)         (217,709)
  Transfers for policy benefits and terminations        (172,781)      (190,732)         (324,434)
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          (91,080)      (198,586)         (644,323)
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets            (2,449,160)        52,210           386,010
NET ASSETS:
  Beginning of period                                  6,571,413      6,519,203         6,133,193
                                                     -------------- -------------- -----------------
  End of period                                      $ 4,122,253    $ 6,571,413       $ 6,519,203
                                                     ============== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            MIST LORD ABBETT BOND DEBENTURE               MIST LORD ABBETT MID CAP VALUE
                                SUB-ACCOUNT                                  SUB-ACCOUNT
---------------------------------------------- -------------------------------------------
       2008           2007             2006         2008           2007            2006
-------------- -------------- ---------------- ------------ -------------- ---------------
   $ 64,112       $ 85,594         $ 93,216      $ 2,937        $ 5,499         $ 3,931
     (3,648)        17,578           13,722       50,765        138,922         101,194
   (357,821)           350           14,677     (225,884)      (136,147)        (36,935)
-------------- -------------- ---------------- ------------ -------------- ---------------
   (297,357)       103,522          121,615     (172,182)         8,274          68,190
-------------- -------------- ---------------- ------------ -------------- ---------------
     70,387         70,194          150,985          272            273             273
   (127,966)       218,179           20,911        7,867        (34,899)         13,361
    (72,794)       (68,644)         (60,909)     (11,613)       (15,738)        (15,605)
   (125,656)       (57,786)         (80,531)     (34,247)       (59,307)       (101,983)
-------------- -------------- ---------------- ------------ -------------- ---------------
   (256,029)       161,943           30,456      (37,721)      (109,671)       (103,954)
-------------- -------------- ---------------- ------------ -------------- ---------------
   (553,386)       265,465          152,071     (209,903)      (101,397)        (35,764)
  1,775,532      1,510,067        1,357,996      476,539        577,936         613,700
-------------- -------------- ---------------- ------------ -------------- ---------------
$ 1,222,146    $ 1,775,532      $ 1,510,067    $ 266,636      $ 476,539       $ 577,936
============== ============== ================ ============ ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                              MIST VAN KAMPEN MID CAP GROWTH
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                          2008           2007           2006
                                                     ------------ -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,511          $ (76)         $ (71)
  Net realized gains (losses)                           37,227         58,902         30,583
  Change in unrealized gains (losses) on investments  (196,594)        20,663             (7)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                (154,856)        79,489         30,505
                                                     ------------ -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             200            200            200
  Net transfers (including fixed account)               (1,124)       (33,115)         2,979
  Policy charges                                        (7,304)        (9,733)        (9,156)
  Transfers for policy benefits and terminations       (44,677)       (26,088)       (17,808)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (52,905)       (68,736)       (23,785)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets            (207,761)        10,753          6,720
NET ASSETS:
  Beginning of period                                  380,503        369,750        363,030
                                                     ------------ -------------- --------------
  End of period                                      $ 172,742      $ 380,503      $ 369,750
                                                     ============ ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                          MIST LAZARD MID CAP               MIST MET/AIM SMALL CAP GROWTH
                                  SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------------------ -------------------------------------------
     2008                   2007         2006         2008           2007            2006
------------ ---------------------- ------------ ------------ -------------- ---------------
  $ 7,858                  $ 910        $ (36)    $ (2,818)      $ (3,209)       $ (2,788)
   25,540                 90,284       87,227       38,117         26,545          83,802
 (475,022)              (154,893)       7,446     (268,794)        28,432         (26,777)
------------ ---------------------- ------------ ------------ -------------- ---------------
 (441,624)               (63,699)      94,637     (233,495)        51,768          54,237
------------ ---------------------- ------------ ------------ -------------- ---------------
   58,538                158,577      166,314       39,568        140,584          81,522
   26,904                330,498      (47,491)      (5,099)         1,780        (135,199)
  (50,064)               (46,873)     (35,711)     (30,304)       (29,285)        (27,665)
  (21,499)               (14,123)      (5,483)     (11,650)       (16,733)         (5,024)
------------ ---------------------- ------------ ------------ -------------- ---------------
   13,879                428,079       77,629       (7,485)        96,346         (86,366)
------------ ---------------------- ------------ ------------ -------------- ---------------
 (427,745)               364,380      172,266     (240,980)       148,114         (32,129)
1,130,756                766,376      594,110      622,126        474,012         506,141
------------ ---------------------- ------------ ------------ -------------- ---------------
$ 703,011            $ 1,130,756    $ 766,376    $ 381,146      $ 622,126       $ 474,012
============ ====================== ============ ============ ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(a) For the period May 1, 2006 to December 31, 2006.

                                                               MIST THIRD AVENUE SMALL CAP VALUE
                                                                                     SUB-ACCOUNT
                                                     ----------------------------------------------
                                                          2008           2007               2006
                                                     ------------ -------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 6,267        $ 8,957            $ 1,965
  Net realized gains (losses)                           66,662        116,928            196,994
  Change in unrealized gains (losses) on investments  (457,986)      (172,090)           (61,739)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                (385,057)       (46,205)           137,220
                                                     ------------ -------------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners         108,076        155,118            227,170
  Net transfers (including fixed account)             (101,382)        71,835           (264,340)
  Policy charges                                       (69,093)       (62,806)           (57,820)
  Transfers for policy benefits and terminations         8,392        (13,468)            (9,716)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (54,007)       150,679           (104,706)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets            (439,064)       104,474             32,514
NET ASSETS:
  Beginning of period                                1,360,611      1,256,137          1,223,623
                                                     ------------ -------------- ------------------
  End of period                                      $ 921,547    $ 1,360,611        $ 1,256,137
                                                     ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH                MIST MFS RESEARCH INTERNATIONAL
                               SUB-ACCOUNT                                    SUB-ACCOUNT
--------------------------------------------- ----------------------------------------------
     2008           2007              2006           2008           2007             2006
------------ -------------- ----------------- -------------- -------------- ----------------
 $ (2,057)      $ (1,498)         $ (2,645)      $ 30,182       $ 19,165         $ 21,422
  (14,250)        52,856            65,967         77,108        350,408          241,190
 (153,125)       (40,245)          (82,865)    (1,080,057)      (143,059)          81,292
------------ -------------- ----------------- -------------- -------------- ----------------
 (169,432)        11,113           (19,543)      (972,767)       226,514          343,904
------------ -------------- ----------------- -------------- -------------- ----------------
   19,243         63,659            85,209        124,486        218,959          182,976
  (31,136)        (2,373)         (131,131)       101,801        210,443          (39,012)
  (20,997)       (20,571)          (21,270)       (83,771)       (73,066)         (62,555)
   (3,870)        (8,885)           (1,970)       (85,257)       (38,973)         (45,509)
------------ -------------- ----------------- -------------- -------------- ----------------
  (36,760)        31,830           (69,162)        57,259        317,363           35,900
------------ -------------- ----------------- -------------- -------------- ----------------
 (206,192)        42,943           (88,705)      (915,508)       543,877          379,804
  466,583        423,640           512,345      2,195,751      1,651,874        1,272,070
------------ -------------- ----------------- -------------- -------------- ----------------
$ 260,391      $ 466,583         $ 423,640    $ 1,280,243    $ 2,195,751      $ 1,651,874
============ ============== ================= ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                               MIST T. ROWE PRICE MID CAP GROWTH
                                                                                     SUB-ACCOUNT
                                                     ----------------------------------------------
                                                          2008           2007               2006
                                                     ------------ -------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ (6,095)      $ (4,584)          $ (6,855)
  Net realized gains (losses)                          154,585        100,771            100,416
  Change in unrealized gains (losses) on investments  (748,182)       123,216            (23,430)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                (599,692)       219,403             70,131
                                                     ------------ -------------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          74,138         66,424            113,614
  Net transfers (including fixed account)               14,388         74,987           (143,531)
  Policy charges                                       (59,118)       (54,629)           (47,925)
  Transfers for policy benefits and terminations       (15,163)       (14,894)           (19,260)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         14,245         71,888            (97,102)
                                                     ------------ -------------- ------------------
     Net increase (decrease) in net assets            (585,447)       291,291            (26,971)
NET ASSETS:
  Beginning of period                                1,514,118      1,222,827          1,249,798
                                                     ------------ -------------- ------------------
  End of period                                      $ 928,671    $ 1,514,118        $ 1,222,827
                                                     ============ ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

          MIST OPPENHEIMER CAPITAL APPRECIATION            MIST PIMCO INFLATION PROTECTED BOND
                                    SUB-ACCOUNT                                    SUB-ACCOUNT
-------------------------------------------------- ----------------------------------------------
      2008           2007                  2006           2008           2007             2006
------------- -------------- --------------------- -------------- -------------- ----------------
  $ 44,845       $ (7,048)             $ (3,050)      $ 43,950       $ 20,845         $ 38,824
   317,013        137,088                24,302         13,522        (13,423)          19,702
(1,125,289)        86,233                85,610       (151,994)       123,543          (58,283)
------------- -------------- --------------------- -------------- -------------- ----------------
  (763,431)       216,273               106,862        (94,522)       130,965              243
------------- -------------- --------------------- -------------- -------------- ----------------
   101,916        132,815               164,343         62,320        135,172          114,439
     4,324         39,904                42,927         (3,206)       155,128           69,331
   (84,052)       (84,545)              (72,635)       (70,943)       (49,147)         (43,907)
  (122,915)       (31,372)              (14,558)      (132,780)       (10,692)          (8,254)
------------- -------------- --------------------- -------------- -------------- ----------------
  (100,727)        56,802               120,077       (144,609)       230,461          131,609
------------- -------------- --------------------- -------------- -------------- ----------------
  (864,158)       273,075               226,939       (239,131)       361,426          131,852
 1,777,994      1,504,919             1,277,980      1,390,980      1,029,554          897,702
------------- -------------- --------------------- -------------- -------------- ----------------
 $ 913,836    $ 1,777,994           $ 1,504,919    $ 1,151,849    $ 1,390,980      $ 1,029,554
============= ============== ===================== ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                              MIST RCM TECHNOLOGY
                                                                                      SUB-ACCOUNT
                                                     -----------------------------------------------
                                                         2008                   2007         2006
                                                     ----------- ---------------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                       $ 14,898                 $ (774)      $ (609)
  Net realized gains (losses)                          27,822                 12,190        1,663
  Change in unrealized gains (losses) on investments (109,728)                26,583        3,348
                                                     ----------- ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                (67,008)                37,999        4,402
                                                     ----------- ---------------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          7,704                  6,144       18,050
  Net transfers (including fixed account)               6,867                (10,811)      41,513
  Policy charges                                      (11,530)               (11,117)     (10,074)
  Transfers for policy benefits and terminations       (1,045)                (1,981)        (809)
                                                     ----------- ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         1,996                (17,765)      48,680
                                                     ----------- ---------------------- ------------
     Net increase (decrease) in net assets            (65,012)                20,234       53,082
NET ASSETS:
  Beginning of period                                 149,936                129,702       76,620
                                                     ----------- ---------------------- ------------
  End of period                                      $ 84,924              $ 149,936    $ 129,702
                                                     =========== ====================== ============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                              MIST PIMCO TOTAL RETURN              MIST HARRIS OAKMARK INTERNATIONAL
                                          SUB-ACCOUNT                                    SUB-ACCOUNT
-------------------------------------------------------- ----------------------------------------------
       2008                       2007           2006         2008           2007               2006
-------------- -------------------------- -------------- ------------ -------------- ------------------
   $ 89,910                   $ 69,900       $ 48,870     $ 21,021        $ 6,690           $ 33,926
     73,592                      3,219         (7,188)     124,848        241,814            197,999
   (161,830)                   111,358         45,984     (831,349)      (269,330)           144,834
-------------- -------------------------- -------------- ------------ -------------- ------------------
      1,672                    184,477         87,666     (685,480)       (20,826)           376,759
-------------- -------------------------- -------------- ------------ -------------- ------------------
    129,490                    158,534        291,058      131,463        139,071            195,660
   (293,904)                   449,483        (10,791)     (44,598)       (21,210)           (99,780)
   (133,578)                  (102,683)      (109,663)     (77,268)       (77,355)           (66,477)
   (156,121)                   (80,126)       (38,945)     (70,610)       (11,402)           (18,039)
-------------- -------------------------- -------------- ------------ -------------- ------------------
   (454,113)                   425,208        131,659      (61,013)        29,104             11,364
-------------- -------------------------- -------------- ------------ -------------- ------------------
   (452,441)                   609,685        219,325     (746,493)         8,278            388,123
  2,746,196                  2,136,511      1,917,186    1,704,524      1,696,246          1,308,123
-------------- -------------------------- -------------- ------------ -------------- ------------------
$ 2,293,755                $ 2,746,196    $ 2,136,511    $ 958,031    $ 1,704,524        $ 1,696,246
============== ========================== ============== ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                             MIST CLARION GLOBAL REAL ESTATE
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                          2008           2007           2006
                                                     ------------ -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 6,386        $ 2,386        $ 2,201
  Net realized gains (losses)                           22,493         61,239         51,814
  Change in unrealized gains (losses) on investments  (225,209)      (136,559)        59,028
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                (196,330)       (72,934)       113,043
                                                     ------------ -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          51,889         68,647         99,882
  Net transfers (including fixed account)               41,907         18,896        (17,650)
  Policy charges                                       (22,587)       (23,424)       (20,279)
  Transfers for policy benefits and terminations        (4,710)       (11,271)        (1,124)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         66,499         52,848         60,829
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets            (129,831)       (20,086)       173,872
NET ASSETS:
  Beginning of period                                  420,524        440,610        266,738
                                                     ------------ -------------- --------------
  End of period                                      $ 290,693      $ 420,524      $ 440,610
                                                     ============ ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

             MIST TURNER MID CAP GROWTH            MIST GOLDMAN SACHS MID CAP VALUE
                            SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------------ -------------------------------------------
     2008           2007           2006         2008           2007            2006
------------ -------------- -------------- ------------ -------------- ---------------
 $ (2,337)      $ (2,392)      $ (1,427)     $ 3,502          $ 856        $ (2,732)
   36,989         32,354         13,090       40,745         76,986          14,619
 (289,284)        61,758          3,998     (294,527)       (59,997)         74,946
------------ -------------- -------------- ------------ -------------- ---------------
 (254,632)        91,720         15,661     (250,280)        17,845          86,833
------------ -------------- -------------- ------------ -------------- ---------------
   20,073         49,391         26,010       30,205         25,717         123,010
    7,619         37,076        163,607      (27,222)        53,446         141,890
  (14,306)       (11,901)        (8,857)     (29,800)       (26,812)        (19,724)
   (2,079)           242             75      (14,312)       (13,512)         (1,314)
------------ -------------- -------------- ------------ -------------- ---------------
   11,307         74,808        180,835      (41,129)        38,839         243,862
------------ -------------- -------------- ------------ -------------- ---------------
 (243,325)       166,528        196,496     (291,409)        56,684         330,695
  522,421        355,893        159,397      733,890        677,206         346,511
------------ -------------- -------------- ------------ -------------- ---------------
$ 279,096      $ 522,421      $ 355,893    $ 442,481      $ 733,890       $ 677,206
============ ============== ============== ============ ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                   MIST METLIFE DEFENSIVE STRATEGY
                                                                                       SUB-ACCOUNT
                                                     ---------------------------------------------
                                                            2008           2007               2006
                                                     -------------- -------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                             $ (28)          $ (1)              $ --
  Net realized gains (losses)                               (148)            (3)                --
  Change in unrealized gains (losses) on investments      (3,246)            (6)                --
                                                     -------------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from operations                                    (3,422)           (10)                --
                                                     -------------- -------------- ---------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             4,585             --                 --
  Net transfers (including fixed account)                 18,786          1,074                 --
  Policy charges                                          (1,299)           (25)                --
  Transfers for policy benefits and terminations            (115)            --                 --
                                                     -------------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from policy transactions                           21,957          1,049                 --
                                                     -------------- -------------- ---------------
     Net increase (decrease) in net assets                18,535          1,039                 --
NET ASSETS:
  Beginning of period                                      1,039             --                 --
                                                     -------------- -------------- ---------------
  End of period                                         $ 19,574        $ 1,039               $ --
                                                     ============== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

         MIST METLIFE MODERATE STRATEGY               MIST METLIFE BALANCED STRATEGY
                            SUB-ACCOUNT                                  SUB-ACCOUNT
------------------------------------------ --------------------------------------------
     2008           2007           2006           2008           2007           2006
------------ -------------- -------------- -------------- -------------- --------------
 $ 12,238       $ 14,615       $ (2,585)      $ 69,598        $ 6,621       $ (1,109)
   20,052         33,556          3,783         61,659         25,247          3,062
 (310,376)         1,300         67,408       (648,167)        (2,201)        32,383
------------ -------------- -------------- -------------- -------------- --------------
 (278,086)        49,471         68,606       (516,910)        29,667         34,336
------------ -------------- -------------- -------------- -------------- --------------
  135,319         76,617              7        153,741        161,856          3,593
   68,505        (53,555)       557,220      1,167,974        253,687        289,082
  (49,810)       (36,971)       (29,841)       (95,494)       (57,861)       (24,653)
   (2,726)             3          1,975        (16,917)        (2,664)            (1)
------------ -------------- -------------- -------------- -------------- --------------
  151,288        (13,906)       529,361      1,209,304        355,018        268,021
------------ -------------- -------------- -------------- -------------- --------------
 (126,798)        35,565        597,967        692,394        384,685        302,357
  916,840        881,275        283,308        790,191        405,506        103,149
------------ -------------- -------------- -------------- -------------- --------------
$ 790,042      $ 916,840      $ 881,275    $ 1,482,585      $ 790,191      $ 405,506
============ ============== ============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                  MIST METLIFE GROWTH STRATEGY
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                            2008           2007           2006
                                                     -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 66,439       $ 15,152       $ (4,713)
  Net realized gains (losses)                            (46,439)       112,568         12,006
  Change in unrealized gains (losses) on investments    (945,901)       (66,437)       151,712
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                  (925,901)        61,283        159,005
                                                     -------------- -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           338,747        353,028        117,906
  Net transfers (including fixed account)               (570,346)       770,165        535,314
  Policy charges                                        (167,943)      (131,103)       (68,286)
  Transfers for policy benefits and terminations         (20,705)       (54,502)            14
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         (420,247)       937,588        584,948
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets            (1,346,148)       998,871        743,953
NET ASSETS:
  Beginning of period                                  2,635,130      1,636,259        892,306
                                                     -------------- -------------- --------------
  End of period                                      $ 1,288,982    $ 2,635,130    $ 1,636,259
                                                     ============== ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

        MIST METLIFE AGGRESSIVE STRATEGY                   MIST VAN KAMPEN COMSTOCK
                             SUB-ACCOUNT                                SUB-ACCOUNT
------------------------------------------- ------------------------------------------
     2008           2007            2006         2008           2007           2006
------------ -------------- --------------- ------------ -------------- --------------
  $ 9,411        $ 2,747          $ (505)     $ 6,515        $ 3,792       $ (1,077)
   25,906         22,506           3,597          389          9,838          2,280
 (161,774)       (17,209)         12,702     (190,938)       (29,478)        38,659
------------ -------------- --------------- ------------ -------------- --------------
 (126,457)         8,044          15,794     (184,034)       (15,848)        39,862
------------ -------------- --------------- ------------ -------------- --------------
   29,318        139,246         108,767       33,000         11,265          6,742
   11,836        (30,754)         25,107        4,956        158,212        275,785
  (20,885)       (20,293)        (25,107)     (23,057)       (14,296)        (6,558)
   (1,461)          (975)            638       (9,372)            38             57
------------ -------------- --------------- ------------ -------------- --------------
   18,808         87,224         115,513        5,527        155,219        276,026
------------ -------------- --------------- ------------ -------------- --------------
 (107,649)        95,268         131,307     (178,507)       139,371        315,888
  294,795        199,527          68,220      497,261        357,890         42,002
------------ -------------- --------------- ------------ -------------- --------------
$ 187,146      $ 294,795       $ 199,527    $ 318,754      $ 497,261      $ 357,890
============ ============== =============== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                MIST LEGG MASON VALUE EQUITY
                                                                                 SUB-ACCOUNT
                                                     -----------------------------------------
                                                         2008           2007        2006 (A)
                                                     ----------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ (204)        $ (583)         $ 124
  Net realized gains (losses)                          (6,818)         2,530          2,211
  Change in unrealized gains (losses) on investments  (57,048)        (6,492)          (968)
                                                     ----------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                (64,070)        (4,545)         1,367
                                                     ----------- -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          6,853          4,908            367
  Net transfers (including fixed account)              25,535        (15,065)       115,180
  Policy charges                                       (6,737)        (4,217)          (453)
  Transfers for policy benefits and terminations       (6,948)            45            251
                                                     ----------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        18,703        (14,329)       115,345
                                                     ----------- -------------- --------------
     Net increase (decrease) in net assets            (45,367)       (18,874)       116,712
NET ASSETS:
  Beginning of period                                  97,838        116,712             --
                                                     ----------- -------------- --------------
  End of period                                      $ 52,471       $ 97,838      $ 116,712
                                                     =========== ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                 MIST MFS EMERGING MARKETS EQUITY               MIST LOOMIS SAYLES GLOBAL MARKETS
                                      SUB-ACCOUNT                                     SUB-ACCOUNT
---------------------------------------------------- -----------------------------------------------
     2008           2007                 2006 (A)        2008           2007              2006 (A)
------------ -------------- ------------------------ ----------- -------------- --------------------
  $ 2,361         $ (141)                    $ 70     $ 1,043          $ (38)                 $ 9
   (1,134)           610                        4         672            270                   (3)
 (121,429)         6,466                      758     (12,516)         1,494                   26
------------ -------------- ------------------------ ----------- -------------- --------------------
 (120,202)         6,935                      832     (10,801)         1,726                   32
------------ -------------- ------------------------ ----------- -------------- --------------------
   20,885          1,317                       --       7,779            296                   --
  145,447         61,616                    7,926      11,768         16,280                1,009
  (10,774)        (2,559)                     (47)     (3,870)        (1,575)                 (11)
   (4,782)            94                       --        (299)            62                   --
------------ -------------- ------------------------ ----------- -------------- --------------------
  150,776         60,468                    7,879      15,378         15,063                  998
------------ -------------- ------------------------ ----------- -------------- --------------------
   30,574         67,403                    8,711       4,577         16,789                1,030
   76,114          8,711                       --      17,819          1,030                   --
------------ -------------- ------------------------ ----------- -------------- --------------------
$ 106,688       $ 76,114                  $ 8,711    $ 22,396       $ 17,819              $ 1,030
============ ============== ======================== =========== ============== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                             MIST MET/AIM CAPITAL APPRECIATION
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                          2008           2007             2006
                                                     ------------ -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,311         $ (115)            $ 57
  Net realized gains (losses)                           (1,850)       (36,019)          (3,861)
  Change in unrealized gains (losses) on investments  (123,390)        66,820           19,685
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from operations                                (120,929)        30,686           15,881
                                                     ------------ -------------- ----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           3,844          3,845            3,845
  Net transfers (including fixed account)                   40           (120)          (2,767)
  Policy charges                                        (7,817)        (8,548)          (1,935)
  Transfers for policy benefits and terminations           (23)        (2,866)          (8,396)
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         (3,956)        (7,688)          (9,253)
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets            (124,885)        22,998            6,628
NET ASSETS:
  Beginning of period                                  285,420        262,422          255,794
                                                     ------------ -------------- ----------------
  End of period                                      $ 160,535      $ 285,420        $ 262,422
                                                     ============ ============== ================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                       MSF DAVIS VENTURE VALUE              MSF HARRIS OAKMARK FOCUSED VALUE
                                   SUB-ACCOUNT                                   SUB-ACCOUNT
------------------------------------------------- ---------------------------------------------
       2008                2007           2006         2008           2007              2006
-------------- ------------------- -------------- ------------ -------------- -----------------
   $ 24,151             $ 8,276        $ 8,219     $ (1,786)         $ 345          $ (3,448)
      3,844             126,204        100,217          487        228,149           193,700
 (1,457,278)              2,798        264,814     (634,693)      (339,075)          (27,418)
-------------- ------------------- -------------- ------------ -------------- -----------------
 (1,429,283)            137,278        373,250     (635,992)      (110,581)          162,834
-------------- ------------------- -------------- ------------ -------------- -----------------
    261,041             339,909        486,351       69,613        109,281           156,409
     69,010             177,371        (24,780)     (68,845)       (21,006)         (133,604)
   (159,215)           (145,597)      (127,762)     (59,409)       (72,178)          (68,421)
    (51,882)            (64,543)       (60,996)     (84,156)       (17,071)          (15,802)
-------------- ------------------- -------------- ------------ -------------- -----------------
    118,954             307,140        272,813     (142,797)          (974)          (61,418)
-------------- ------------------- -------------- ------------ -------------- -----------------
 (1,310,329)            444,418        646,063     (778,789)      (111,555)          101,416
  3,536,257           3,091,839      2,445,776    1,504,710      1,616,265         1,514,849
-------------- ------------------- -------------- ------------ -------------- -----------------
$ 2,225,928         $ 3,536,257    $ 3,091,839    $ 725,921    $ 1,504,710       $ 1,616,265
============== =================== ============== ============ ============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                          MSF JENNISON GROWTH
                                                                                  SUB-ACCOUNT
                                                     -------------------------------------------
                                                          2008              2007         2006
                                                     ------------ ----------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ 19,030          $ (1,403)    $ (4,637)
  Net realized gains (losses)                           59,163            77,890       51,647
  Change in unrealized gains (losses) on investments  (514,163)           39,361      (28,102)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                (435,970)          115,848       18,908
                                                     ------------ ----------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          55,385            95,415       85,031
  Net transfers (including fixed account)                4,728            52,140      238,862
  Policy charges                                       (43,730)          (37,561)     (32,574)
  Transfers for policy benefits and terminations       (46,144)          (15,167)      (2,861)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (29,761)           94,827      288,458
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets            (465,731)          210,675      307,366
NET ASSETS:
  Beginning of period                                1,186,569           975,894      668,528
                                                     ------------ ----------------- ------------
  End of period                                      $ 720,838       $ 1,186,569    $ 975,894
                                                     ============ ================= ============

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                  MSF METLIFE STOCK INDEX                     MSF BLACKROCK MONEY MARKET
                              SUB-ACCOUNT                                    SUB-ACCOUNT
-------------------------------------------- ----------------------------------------------
     2008               2007         2006           2008           2007             2006
------------ ------------------ ------------ -------------- -------------- ----------------
 $ 12,773            $ 5,154     $ 15,603       $ 59,569      $ 103,124         $ 79,100
   20,903             33,278       83,591             --             --               --
 (425,986)             7,180       37,193             --             --               --
------------ ------------------ ------------ -------------- -------------- ----------------
 (392,310)            45,612      136,387         59,569        103,124           79,100
------------ ------------------ ------------ -------------- -------------- ----------------
   63,900             63,971      164,343      1,113,933      3,683,610        1,223,334
   10,970             76,152     (288,253)      (790,676)    (3,004,765)        (416,651)
  (62,857)           (57,504)     (50,245)      (220,739)      (168,363)        (130,881)
  (54,156)            (7,638)     (37,921)       (68,637)      (140,655)         (19,871)
------------ ------------------ ------------ -------------- -------------- ----------------
  (42,143)            74,981     (212,076)        33,881        369,827          655,931
------------ ------------------ ------------ -------------- -------------- ----------------
 (434,453)           120,593      (75,689)        93,450        472,951          735,031
1,079,571            958,978    1,034,667      2,647,699      2,174,748        1,439,717
------------ ------------------ ------------ -------------- -------------- ----------------
$ 645,118        $ 1,079,571    $ 958,978    $ 2,741,149    $ 2,647,699      $ 2,174,748
============ ================== ============ ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         MSF BLACKROCK BOND INCOME
                                                                                       SUB-ACCOUNT
                                                     ------------------------------------------------
                                                            2008           2007               2006
                                                     -------------- -------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                             $ 915          $ 567            $ 1,658
  Net realized gains (losses)                                (40)            36                 45
  Change in unrealized gains (losses) on investments      (1,659)           727               (486)
                                                     -------------- -------------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                      (784)         1,330              1,217
                                                     -------------- -------------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners                --             --                 --
  Net transfers (including fixed account)                     --        (11,044)            (6,660)
  Policy charges                                          (1,958)        (1,561)            (1,423)
  Transfers for policy benefits and terminations            (238)            16               (164)
                                                     -------------- -------------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                           (2,196)       (12,589)            (8,247)
                                                     -------------- -------------- ------------------
     Net increase (decrease) in net assets                (2,980)       (11,529)            (7,030)
NET ASSETS:
  Beginning of period                                     20,783         32,042             39,072
                                                     -------------- -------------- ------------------
  End of period                                         $ 17,803       $ 20,783           $ 32,042
                                                     ============== ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

     MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT            MSF T. ROWE PRICE SMALL CAP GROWTH
                                      SUB-ACCOUNT                                   SUB-ACCOUNT
---------------------------------------------------- ---------------------------------------------
       2008           2007                   2006        2008           2007               2006
-------------- -------------- ---------------------- ----------- -------------- ------------------
    $ 1,406          $ 367                    $ 1        $ (9)         $ (24)             $ (29)
       (401)           (10)                    (1)     17,278          1,817              1,176
     (2,507)           419                      1     (53,296)         7,896              2,634
-------------- -------------- ---------------------- ----------- -------------- ------------------
     (1,502)           776                      1     (36,027)         9,689              3,781
-------------- -------------- ---------------------- ----------- -------------- ------------------
     44,708            220                    202          --             --                 --
     55,614         33,846                    406      (2,221)          (868)            (6,179)
     (8,901)        (1,833)                  (116)     (2,230)        (3,086)            (2,955)
         48             (2)                    --          97         (1,615)                --
-------------- -------------- ---------------------- ----------- -------------- ------------------
     91,469         32,231                    492      (4,354)        (5,569)            (9,134)
-------------- -------------- ---------------------- ----------- -------------- ------------------
     89,967         33,007                    493     (40,381)         4,120             (5,353)
     33,500            493                     --     102,942         98,822            104,175
-------------- -------------- ---------------------- ----------- -------------- ------------------
  $ 123,467       $ 33,500                  $ 493    $ 62,561      $ 102,942           $ 98,822
============== ============== ====================== =========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                            MSF T. ROWE PRICE LARGE CAP GROWTH
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                         2008           2007              2006
                                                     ----------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 534          $ 469             $ 277
  Net realized gains (losses)                           5,810          1,920               888
  Change in unrealized gains (losses) on investments  (56,877)         8,145            10,964
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (50,533)        10,534            12,129
                                                     ----------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners            916          1,052             1,052
  Net transfers (including fixed account)                  34         10,154            (2,887)
  Policy charges                                       (2,854)        (3,264)           (2,826)
  Transfers for policy benefits and terminations          (14)            (8)               --
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (1,918)         7,934            (4,661)
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets            (52,451)        18,468             7,468
NET ASSETS:
  Beginning of period                                 121,880        103,412            95,944
                                                     ----------- -------------- -----------------
  End of period                                      $ 69,429      $ 121,880         $ 103,412
                                                     =========== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

        MSF CAPITAL GUARDIAN U.S. EQUITY                 AIM V.I. INTERNATIONAL GROWTH
                             SUB-ACCOUNT                                   SUB-ACCOUNT
------------------------------------------- ---------------------------------------------
     2008           2007            2006        2008           2007               2006
------------ -------------- --------------- ----------- -------------- ------------------
  $ 6,665        $ 3,578         $ 7,441       $ 243          $ 220              $ 463
   69,662         54,251          13,753       1,102            832                592
 (338,892)       (55,979)         47,219     (23,213)         6,220             10,240
------------ -------------- --------------- ----------- -------------- ------------------
 (262,565)         1,850          68,413     (21,868)         7,272             11,295
------------ -------------- --------------- ----------- -------------- ------------------
       --             --              --          98             98                 98
    3,520         (9,863)         23,139        (524)          (925)            (1,448)
  (14,418)       (19,485)        (19,206)     (1,064)        (1,295)            (1,085)
  (26,644)       (27,192)        (37,383)         (5)           (10)                (1)
------------ -------------- --------------- ----------- -------------- ------------------
  (37,542)       (56,540)        (33,450)     (1,495)        (2,132)            (2,436)
------------ -------------- --------------- ----------- -------------- ------------------
 (300,107)       (54,690)         34,963     (23,363)         5,140              8,859
  682,364        737,054         702,091      55,284         50,144             41,285
------------ -------------- --------------- ----------- -------------- ------------------
$ 382,257      $ 682,364       $ 737,054    $ 31,921       $ 55,284           $ 50,144
============ ============== =============== =========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                    DWS GOVERNMENT & AGENCY SECURITIES
                                                                                           SUB-ACCOUNT
                                                     ----------------------------------------------------
                                                          2008           2007                     2006
                                                     ------------ -------------- ------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                            $ 20           $ 15                     $ 10
  Net realized gains (losses)                               --            (24)                     (13)
  Change in unrealized gains (losses) on investments         3             25                       14
                                                     ------------ -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from operations                                      23             16                       11
                                                     ------------ -------------- ------------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners              99             99                       99
  Net transfers (including fixed account)                   --             --                       --
  Policy charges                                           (60)           (45)                     (42)
  Transfers for policy benefits and terminations             3             --                       --
                                                     ------------ -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                             42             54                       57
                                                     ------------ -------------- ------------------------
     Net increase (decrease) in net assets                  65             70                       68
NET ASSETS:
  Beginning of period                                      432            362                      294
                                                     ------------ -------------- ------------------------
  End of period                                          $ 497          $ 432                    $ 362
                                                     ============ ============== ========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

                  PUTNAM VT GROWTH AND INCOME                              PUTNAM VT VISTA
                                  SUB-ACCOUNT                                  SUB-ACCOUNT
------------------------------------------------ --------------------------------------------
       2008           2007               2006       2008               2007           2006
-------------- -------------- ------------------ ---------- ------------------ --------------
      $ 895          $ 590              $ 718      $ (79)            $ (117)        $ (118)
      4,809         11,248              3,132        (51)               339             97
    (30,037)       (16,045)             5,292     (7,709)               539          1,099
-------------- -------------- ------------------ ---------- ------------------ --------------
    (24,333)        (4,207)             9,142     (7,839)               761          1,078
-------------- -------------- ------------------ ---------- ------------------ --------------
      9,794          8,878              4,298        746                882            882
      1,346         (3,250)            (1,342)    (3,809)              (539)          (675)
     (8,216)        (7,730)            (7,076)    (1,055)            (1,907)        (1,858)
       (129)            35               (108)        (6)               (11)           (35)
-------------- -------------- ------------------ ---------- ------------------ --------------
      2,795         (2,067)            (4,228)    (4,124)            (1,575)        (1,686)
-------------- -------------- ------------------ ---------- ------------------ --------------
    (21,538)        (6,274)             4,914    (11,963)              (814)          (608)
     59,219         65,493             60,579     20,645             21,459         22,067
-------------- -------------- ------------------ ---------- ------------------ --------------
   $ 37,681       $ 59,219           $ 65,493    $ 8,682           $ 20,645       $ 21,459
============== ============== ================== ========== ================== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                      FTVIPT TEMPLETON GROWTH SECURITIES
                                                                                             SUB-ACCOUNT
                                                     ------------------------------------------------------
                                                            2008           2007                     2006
                                                     -------------- -------------- ------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                              $ 38           $ 34                    $ 174
  Net realized gains (losses)                                119            122                      825
  Change in unrealized gains (losses) on investments      (1,143)           (99)                    (403)
                                                     -------------- -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from operations                                      (986)            57                      596
                                                     -------------- -------------- ------------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners                --             --                       --
  Net transfers (including fixed account)                     76             49                   (2,956)
  Policy charges                                             (46)           (57)                     (86)
  Transfers for policy benefits and terminations              (3)             1                        1
                                                     -------------- -------------- ------------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                               27             (7)                  (3,041)
                                                     -------------- -------------- ------------------------
     Net increase (decrease) in net assets                  (959)            50                   (2,445)
NET ASSETS:
  Beginning of period                                      2,295          2,245                    4,690
                                                     -------------- -------------- ------------------------
  End of period                                          $ 1,336        $ 2,295                  $ 2,245
                                                     ============== ============== ========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

            FTVIPT TEMPLETON FOREIGN SECURITIES
                                    SUB-ACCOUNT
--------------------------------------------------
    2008           2007                    2006
----------- -------------- -----------------------
 $ 3,024        $ 2,940                   $ 809
  10,575          9,336                     414
 (71,662)         6,019                  11,861
----------- -------------- -----------------------
 (58,063)        18,295                  13,084
----------- -------------- -----------------------
     352            434                     434
    (304)        60,155                  16,687
  (4,935)        (4,814)                 (3,173)
     (14)        (3,997)                    (83)
----------- -------------- -----------------------
  (4,901)        51,778                  13,865
----------- -------------- -----------------------
 (62,964)        70,073                  26,949
 147,511         77,438                  50,489
----------- -------------- -----------------------
$ 84,547      $ 147,511                $ 77,438
=========== ============== =======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Life Account One (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on October 23, 1991 to support operations of the Company with respect to certain variable life insurance policies (the "Policies"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

Met Investors Series Trust ("MIST")* Metropolitan Series Fund, Inc. ("MSF")* AIM Variable Insurance Funds ("AIM V.I.") DWS Variable Series II ("DWS") Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the policy owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-
Account
MIST MFS Research International Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST RCM Technology Sub-Account
MIST PIMCO Total Return Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account

MIST Van Kampen Comstock Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Money Market Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF Western Asset Management Strategic Bond Oppor-tunities Sub-Account*
MSF Western Asset Management U.S. Government Sub-
Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account

* This Sub-Account had no net assets as of December 31, 2008.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

The following Sub-Account ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME

Neuberger Berman Real Estate Portfolio


NEW NAME

Clarion Global Real Estate Portfolio

SUBSTITUTIONS:

OLD NAME

Templeton Developing Markets Securities Fund

NEW NAME
MFS Emerging Markets Equity Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable life separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts investment in shares of the portfolio, series, or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

PREMIUM PAYMENTS
The Company deducts a sales charge and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are reported as payments received from policy owners on the statements of changes in net assets of the applicable Sub-Accounts and are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS
Funds transferred by the policy owner into or out of the Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charge is an asset-based charge assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

The table below represents the range of effective annual rates for the respective charge for the year ended December 31, 2008:

Mortality and Expense Risk 0.05% - 0.55%

The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

For some Policies, the Mortality and Expense Risk charge, which ranges from ..50% to .90%, is assessed on a monthly basis through the redemption of units. Other policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company which may vary by policy based on underwriting criteria. A transfer fee of $25 may be deducted after twelve transfers are made in a policy year. Administrative charges range from $.03 to $1.01 for every $1,000 of policy face amount and are assessed monthly for the first 10 policy years. Certain policies impose a monthly tax expense charge at a .40% annual rate for the first 10 policy years and a monthly administrative charge at a .40% annual rate for the life of the policy. Policy fees range from $6 to $30 and are assessed monthly or annually depending on the policy and the policy year. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the policy's target premium. Most policies offer optional benefits that can be added to the policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $1.30 to $28.50 per $100 of the benefit provided. These charges are recorded as policy charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                         FOR THE YEAR ENDED
                                                       AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                       ----------------------- ----------------------------
                                                                                     COST OF       PROCEEDS
                                                        SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                       ------- --------------- ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account         250,745       6,206,572       967,776        404,738
MIST Lord Abbett Bond Debenture Sub-Account            125,480       1,555,075       248,542        416,038
MIST Lord Abbett Mid Cap Value Sub-Account              25,641         445,499        68,723         47,238
MIST Van Kampen Mid Cap Growth Sub-Account              30,256         253,710        35,392         56,610
MIST Lazard Mid Cap Sub-Account                        101,447       1,321,423       205,300        107,820
MIST Met/AIM Small Cap Growth Sub-Account               45,593         604,267       108,477         72,104
MIST Third Avenue Small Cap Value Sub-Account           89,559       1,413,222       222,184        183,574
MIST Legg Mason Partners Aggressive Growth Sub-Account  56,979         434,371        39,921         75,725
MIST MFS Research International Sub-Account            172,777       2,144,722       593,908        311,620
MIST T. Rowe Price Mid Cap Growth Sub-Account          175,224       1,368,851       336,493        181,457
MIST Oppenheimer Capital Appreciation Sub-Account      232,532       1,793,867       621,342        292,934
MIST PIMCO Inflation Protected Bond Sub-Account        117,179       1,240,563       334,133        432,091
MIST RCM Technology Sub-Account                         35,404         155,379        69,622         20,268
MIST PIMCO Total Return Sub-Account                    197,737       2,293,371       367,112        669,112
MIST Harris Oakmark International Sub-Account          111,793       1,721,917       526,294        321,458
MIST Clarion Global Real Estate Sub-Account             39,289         567,099       183,620         68,990
MIST Turner Mid Cap Growth Sub-Account                  38,128         490,181        89,072         41,214
MIST Goldman Sachs Mid Cap Value Sub-Account            55,381         715,307       113,014         98,191
MIST MetLife Defensive Strategy Sub-Account              2,260          22,869        23,512          1,523
MIST MetLife Moderate Strategy Sub-Account              95,303       1,034,602       231,208         44,415
MIST MetLife Balanced Strategy Sub-Account             203,658       2,098,627     1,459,382        100,452
MIST MetLife Growth Strategy Sub-Account               181,041       2,148,780       773,127        968,660
MIST MetLife Aggressive Strategy Sub-Account            29,666         354,289        72,477         12,220
MIST Van Kampen Comstock Sub-Account                    46,546         500,478       110,956         81,864
MIST Legg Mason Value Equity Sub-Account                11,442         117,023        33,736         11,711
MIST MFS Emerging Markets Equity Sub-Account            18,559         220,921       315,484        140,805
MIST Loomis Sayles Global Markets Sub-Account            3,078          33,429        22,575          4,616
MIST Met/AIM Capital Appreciation Sub-Account           23,575         272,306         8,148          7,791
MSF Davis Venture Value Sub-Account                    102,436       3,139,374       398,121        238,049
MSF Harris Oakmark Focused Value Sub-Account             6,853       1,538,875       289,724        293,084
MSF Jennison Growth Sub-Account                         92,299       1,101,963       201,679        127,817
MSF MetLife Stock Index Sub-Account                     29,311         942,407       166,786        157,837
MSF BlackRock Money Market Sub-Account                  27,411       2,741,157     1,091,166        997,713
MSF BlackRock Bond Income Sub-Account                      174          18,574         1,023          2,297
MSF Western Asset Management U.S. Government
  Sub-Account                                           10,355         125,511       128,829         36,012
MSF T. Rowe Price Small Cap Growth Sub-Account           6,914          87,732        16,987          4,521
MSF T. Rowe Price Large Cap Growth Sub-Account           7,673          93,452         7,168          2,926
MSF Capital Guardian U.S. Equity Sub-Account            59,082         666,310        87,557         42,915
AIM V.I. International Growth Sub-Account                1,638          31,723           933          1,581
DWS Government & Agency Securities Sub-Account              40             447            60              2
Putnam VT Growth and Income Sub-Account                  3,265          70,083        20,217          8,043
Putnam VT Vista Sub-Account                              1,026          14,164           596          4,769
FTVIPT Templeton Growth Securities Sub-Account             160           1,909           251             56
FTVIPT Templeton Foreign Securities Sub-Account          7,723         135,963        15,362          5,903

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                  MIST LORD ABBETT GROWTH AND INCOME      MIST LORD ABBETT BOND DEBENTURE
                                                         SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------- ------------------------------------
                                     2008           2007        2006       2008           2007       2006
                                  ---------- -------------- ----------- ---------- -------------- ----------
Units beginning of year           357,241        364,957     403,608    113,123        102,266     99,538
Units issued and transferred
  from other funding options       24,904         29,925      30,981     10,553         21,903     21,053
Units redeemed and transferred to
  other funding options           (27,056)       (37,641)    (69,632)   (28,185)       (11,046)   (18,325)
                                  ---------- -------------- ----------- ---------- -------------- ----------
Units end of year                 355,089        357,241     364,957     95,491        113,123    102,266
                                  ========== ============== =========== ========== ============== ==========

                                              MIST LAZARD MID CAP       MIST MET/AIM SMALL CAP GROWTH
                                                      SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------- -----------------------------------
                                    2008           2007      2006      2008           2007       2006
                                  --------- -------------- --------- --------- -------------- ----------
Units beginning of year           73,831         48,683    43,117    41,809         35,291     42,691
Units issued and transferred
  from other funding options       9,533         31,411    13,243     5,602         12,790      9,531
Units redeemed and transferred to
  other funding options           (8,789)        (6,263)   (7,677)   (5,462)        (6,272)   (16,931)
                                  --------- -------------- --------- --------- -------------- ----------
Units end of year                 74,575         73,831    48,683    41,949         41,809     35,291
                                  ========= ============== ========= ========= ============== ==========

                                    MIST MFS RESEARCH INTERNATIONAL    MIST T. ROWE PRICE MID CAP GROWTH
                                                        SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------ ------------------------------------
                                     2008           2007       2006       2008           2007       2006
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units beginning of year            90,812         77,320     74,934    108,505        102,707    111,251
Units issued and transferred
  from other funding options       19,829         21,278     19,180     16,777         13,831     12,905
Units redeemed and transferred to
  other funding options           (18,359)        (7,786)   (16,794)   (14,443)        (8,033)   (21,449)
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units end of year                  92,282         90,812     77,320    110,839        108,505    102,707
                                  ========== ============== ========== ========== ============== ==========


                                                MIST RCM TECHNOLOGY              MIST PIMCO TOTAL RETURN
                                                        SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------ ------------------------------------
                                     2008           2007       2006       2008           2007       2006
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units beginning of year            13,474         15,263      9,458    202,588        168,697    157,670
Units issued and transferred
  from other funding options        2,538            902      7,236     15,444         52,012     37,809
Units redeemed and transferred to
  other funding options            (2,246)        (2,691)    (1,431)   (49,450)       (18,121)   (26,782)
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units end of year                  13,766         13,474     15,263    168,582        202,588    168,697
                                  ========== ============== ========== ========== ============== ==========

 MIST LORD ABBETT MID CAP VALUE     MIST VAN KAMPEN MID CAP GROWTH
                   SUB-ACCOUNT                         SUB-ACCOUNT
---------------------------------- ----------------------------------
  2008           2007      2006      2008           2007      2006
--------- -------------- --------- --------- -------------- ---------
16,343         19,998    23,872    18,873         22,677    24,181
   457          1,238       882       258            606       314
(1,879)        (4,893)   (4,756)   (3,042)        (4,410)   (1,818)
--------- -------------- --------- --------- -------------- ---------
14,921         16,343    19,998    16,089         18,873    22,677
========= ============== ========= ========= ============== =========

                                     MIST LEGG MASON PARTNERS AGGRESSIVE
MIST THIRD AVENUE SMALL CAP VALUE                                 GROWTH
                      SUB-ACCOUNT                            SUB-ACCOUNT
------------------------------------ --------------------------------------
  2008           2007        2006      2008           2007          2006
--------- -------------- ----------- --------- -------------- -------------
60,804         54,267      59,609    39,881         36,951        43,733
 6,338         13,586      15,795     4,283          9,550        10,486
(8,246)        (7,049)    (21,137)   (7,501)        (6,620)      (17,268)
--------- -------------- ----------- --------- -------------- -------------
58,896         60,804      54,267    36,663         39,881        36,951
========= ============== =========== ========= ============== =============

MIST OPPENHEIMER CAPITAL APPRECIATION    MIST PIMCO INFLATION PROTECTED BOND
                          SUB-ACCOUNT                            SUB-ACCOUNT
---------------------------------------- --------------------------------------
   2008           2007           2006       2008           2007         2006
---------- -------------- -------------- ---------- -------------- ------------
129,615        124,871        113,701    109,010         89,128       77,790
 19,345         18,750         29,763     21,826         32,437       30,061
(25,366)       (14,006)       (18,593)   (33,631)       (12,555)     (18,723)
---------- -------------- -------------- ---------- -------------- ------------
123,594        129,615        124,871     97,205        109,010       89,128
========== ============== ============== ========== ============== ============

MIST HARRIS OAKMARK INTERNATIONAL    MIST CLARION GLOBAL REAL ESTATE
                      SUB-ACCOUNT                        SUB-ACCOUNT
------------------------------------ ----------------------------------
   2008           2007       2006      2008           2007      2006
---------- -------------- ---------- --------- -------------- ---------
 85,859         84,237     83,473    24,774         21,998    18,263
 16,444         17,281     19,868     9,009          8,558    12,185
(20,447)       (15,659)   (19,104)   (4,314)        (5,782)   (8,450)
---------- -------------- ---------- --------- -------------- ---------
 81,856         85,859     84,237    29,469         24,774    21,998
========== ============== ========== ========= ============== =========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                       MIST TURNER MID CAP GROWTH    MIST GOLDMAN SACHS MID CAP VALUE
                                                      SUB-ACCOUNT                         SUB-ACCOUNT
                                  ---------------------------------- -----------------------------------
                                    2008           2007      2006      2008           2007       2006
                                  --------- -------------- --------- --------- -------------- ----------
Units beginning of year           32,136         27,105    12,834    45,774         43,420     25,636
Units issued and transferred
  from other funding options       3,963         10,395    19,674     4,001          8,081     26,918
Units redeemed and transferred to
  other funding options           (2,812)        (5,364)   (5,403)   (6,466)        (5,728)    (9,134)
                                  --------- -------------- --------- --------- -------------- ----------
Units end of year                 33,287         32,136    27,105    43,309         45,774     43,420
                                  ========= ============== ========= ========= ============== ==========

                                  MIST METLIFE BALANCED STRATEGY       MIST METLIFE GROWTH STRATEGY
                                                     SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ----------------------------------
                                    2008           2007     2006      2008           2007      2006
                                  --------- -------------- -------- --------- -------------- ---------
Units beginning of year            6,084          3,265      928    19,271         12,499     7,731
Units issued and transferred
  from other funding options      11,650          3,268    2,543     4,428          9,338     5,199
Units redeemed and transferred to
  other funding options             (916)          (449)    (206)   (8,475)        (2,566)     (431)
                                  --------- -------------- -------- --------- -------------- ---------
Units end of year                 16,818          6,084    3,265    15,224         19,271    12,499
                                  ========= ============== ======== ========= ============== =========

                                      MIST LEGG MASON VALUE EQUITY     MIST MFS EMERGING MARKETS EQUITY
                                                       SUB-ACCOUNT                          SUB-ACCOUNT
                                  ----------------------------------- ------------------------------------
                                    2008           2007    2006 (A)      2008           2007    2006 (A)
                                  --------- -------------- ---------- ---------- -------------- ----------
Units beginning of year            9,230         10,324         --      5,290            825         --
Units issued and transferred
  from other funding options       3,687          1,732     10,347     22,851          4,632        830
Units redeemed and transferred to
  other funding options           (1,994)        (2,826)       (23)   (11,429)          (167)        (5)
                                  --------- -------------- ---------- ---------- -------------- ----------
Units end of year                 10,923          9,230     10,324     16,712          5,290        825
                                  ========= ============== ========== ========== ============== ==========

                                            MSF DAVIS VENTURE VALUE     MSF HARRIS OAKMARK FOCUSED VALUE
                                                        SUB-ACCOUNT                          SUB-ACCOUNT
                                  ------------------------------------ ------------------------------------
                                     2008           2007       2006       2008           2007       2006
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units beginning of year           216,306        196,689    177,299    102,489        101,993    106,909
Units issued and transferred
  from other funding options       26,872         43,979     51,524     14,555         14,290     22,514
Units redeemed and transferred to
  other funding options           (17,448)       (24,362)   (32,134)   (24,966)       (13,794)   (27,430)
                                  ---------- -------------- ---------- ---------- -------------- ----------
Units end of year                 225,730        216,306    196,689     92,078        102,489    101,993
                                  ========== ============== ========== ========== ============== ==========

MIST METLIFE DEFENSIVE STRATEGY     MIST METLIFE MODERATE STRATEGY
                    SUB-ACCOUNT                        SUB-ACCOUNT
------------------------------- -------------------------------------
2008           2007        2006      2008           2007      2006
------- ----------- ----------- ------------ -------------- ---------
   9             --          --     7,281          7,412     2,621
 211              9          --     1,631            861     5,053
 (15)            --          --      (364)          (992)     (262)
------- ----------- ----------- ------------ -------------- ---------
 205              9          --     8,548          7,281     7,412
======= =========== =========== ============ ============== =========

MIST METLIFE AGGRESSIVE STRATEGY         MIST VAN KAMPEN COMSTOCK
                     SUB-ACCOUNT                      SUB-ACCOUNT
----------------------------------- --------------------------------
 2008           2007        2006     2008           2007     2006
-------- -------------- ----------- -------- -------------- --------
2,150          1,493         579    4,191          2,931      398
  280          1,394       1,356      823          1,341    2,674
 (116)          (737)       (442)    (806)           (81)    (141)
-------- -------------- ----------- -------- -------------- --------
2,314          2,150       1,493    4,208          4,191    2,931
======== ============== =========== ======== ============== ========

MIST LOOMIS SAYLES GLOBAL MARKETS    MIST MET/AIM CAPITAL APPRECIATION
                      SUB-ACCOUNT                          SUB-ACCOUNT
------------------------------------ ------------------------------------
 2008           2007      2006 (A)     2008           2007        2006
-------- -------------- ------------ --------- -------------- -----------
1,341             99           --    16,288         23,681      24,393
1,870          1,374          100       529         14,436         584
 (429)          (132)          (1)     (716)       (21,829)     (1,296)
-------- -------------- ------------ --------- -------------- -----------
2,782          1,341           99    16,101         16,288      23,681
======== ============== ============ ========= ============== ===========

             MSF JENNISON GROWTH              MSF METLIFE STOCK INDEX
                     SUB-ACCOUNT                          SUB-ACCOUNT
----------------------------------- ------------------------------------
  2008           2007       2006       2008           2007       2006
--------- -------------- ---------- ---------- -------------- ----------
67,739         61,871     43,314     77,944         72,466     89,780
 6,223         16,306     30,178     10,007          9,703     14,155
(8,876)       (10,438)   (11,621)   (13,486)        (4,225)   (31,469)
--------- -------------- ---------- ---------- -------------- ----------
65,086         67,739     61,871     74,465         77,944     72,466
========= ============== ========== ========== ============== ==========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                          MSF BLACKROCK MONEY MARKET      MSF BLACKROCK BOND INCOME
                                                         SUB-ACCOUNT                    SUB-ACCOUNT
                                  ------------------------------------- ------------------------------
                                     2008           2007        2006    2008           2007    2006
                                  ---------- -------------- ----------- ------- -------------- -------
Units beginning of year           212,159        182,162     125,819     328            536     677
Units issued and transferred
  from other funding options       80,744        332,284     233,569      --              2      --
Units redeemed and transferred to
  other funding options           (78,167)      (302,287)   (177,226)    (35)          (210)   (141)
                                  ---------- -------------- ----------- ------- -------------- -------
Units end of year                 214,736        212,159     182,162     293            328     536
                                  ========== ============== =========== ======= ============== =======

                                  MSF T. ROWE PRICE LARGE CAP GROWTH    MSF CAPITAL GUARDIAN U.S. EQUITY
                                                         SUB-ACCOUNT                         SUB-ACCOUNT
                                  ------------------------------------- -----------------------------------
                                   2008           2007          2006     2008           2007        2006
                                  -------- -------------- ------------- -------- -------------- -----------
Units beginning of year           6,958          6,455         6,776    4,931          5,322       5,582
Units issued and transferred
  from other funding options         60            681            63       42             49         290
Units redeemed and transferred to
  other funding options            (192)          (178)         (384)    (352)          (440)       (550)
                                  -------- -------------- ------------- -------- -------------- -----------
Units end of year                 6,826          6,958         6,455    4,621          4,931       5,322
                                  ======== ============== ============= ======== ============== ===========

                                    PUTNAM VT GROWTH AND INCOME                      PUTNAM VT VISTA
                                                    SUB-ACCOUNT                          SUB-ACCOUNT
                                  -------------------------------- ------------------------------------
                                   2008           2007     2006     2008               2007     2006
                                  -------- -------------- -------- -------- ------------------ --------
Units beginning of year           4,523          4,689    5,012    2,816              3,029    3,275
Units issued and transferred
  from other funding options        956            603      371       98                175       94
Units redeemed and transferred to
  other funding options            (765)          (769)    (694)    (733)              (388)    (340)
                                  -------- -------------- -------- -------- ------------------ --------
Units end of year                 4,714          4,523    4,689    2,181              2,816    3,029
                                  ======== ============== ======== ======== ================== ========

(a) For the period May 1, 2006 to December 31, 2006.

   MSF WESTERN ASSET MANAGEMENT
                U.S. GOVERNMENT    MSF T. ROWE PRICE SMALL CAP GROWTH
                    SUB-ACCOUNT                           SUB-ACCOUNT
---------------------------------- -------------------------------------
2008               2007    2006     2008           2007          2006
------- ------------------ ------- -------- -------------- -------------
 175                  3      --    5,456          5,967         6,573
 662                182       4       13             92            15
(187)               (10)     (1)    (281)          (603)         (621)
------- ------------------ ------- -------- -------------- -------------
 650                175       3    5,188          5,456         5,967
======= ================== ======= ======== ============== =============

AIM V.I. INTERNATIONAL GROWTH    DWS GOVERNMENT & AGENCY SECURITIES
                  SUB-ACCOUNT                           SUB-ACCOUNT
-------------------------------- ----------------------------------
 2008           2007     2006    2008        2007              2006
-------- -------------- -------- ---- ----------- -----------------
3,859          4,014    4,238      30          26                22
    9              4        4       3           4                 4
 (131)          (159)    (228)     --          --                --
-------- -------------- -------- ---- ----------- -----------------
3,737          3,859    4,014      33          30                26
======== ============== ======== ==== =========== =================

FTVIPT TEMPLETON GROWTH SECURITIES    FTVIPT TEMPLETON FOREIGN SECURITIES
                       SUB-ACCOUNT                            SUB-ACCOUNT
------------------------------------- --------------------------------------
2008           2007           2006     2008           2007           2006
------- -------------- -------------- -------- -------------- --------------
 112            114            292    8,355          5,135          4,105
   5              3              1       80          4,050          1,925
  (2)            (5)          (179)    (421)          (830)          (895)
------- -------------- -------------- -------- -------------- --------------
 115            112            114    8,014          8,355          5,135
======= ============== ============== ======== ============== ==============

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                       AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                        ------- ------------------------ --------------------------------------------------
                                                UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                        ------- ------------- ---------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and Income 2008 355,089 10.11 - 13.27  4,122,253          1.83             0.55 (36.54) - (36.19)
  Sub-Account                      2007 357,241 15.93 - 20.80  6,571,413          1.03             0.55      3.44 - 4.01
                                   2006 364,957 15.40 - 20.00  6,519,202          1.83             0.55    17.38 - 18.03
                                   2005 403,608 13.12 - 16.94  6,133,194          1.16             0.55      3.08 - 3.66
                                   2004 374,152 12.73 - 16.34  5,578,609          0.52             0.55    12.30 - 12.92
MIST Lord Abbett Bond Debenture    2008  95,491 12.41 - 13.92  1,222,146          4.53             0.55 (18.85) - (18.40)
  Sub-Account                      2007 113,123 15.29 - 17.05  1,775,532          5.41             0.55      6.26 - 6.85
                                   2006 102,266 14.39 - 15.96  1,510,067          6.87             0.55      8.76 - 9.35
                                   2005  99,538 13.23 - 14.60  1,357,996          4.93             0.55      1.22 - 1.84
                                   2004  79,364 13.07 - 14.34  1,075,089          4.10             0.55      7.84 - 8.43
MIST Lord Abbett Mid Cap Value     2008  14,921 14.87 - 18.01    266,636          0.80             0.55 (38.99) - (38.66)
  Sub-Account                      2007  16,343 24.37 - 29.36    476,539          1.02             0.55      0.34 - 0.90
                                   2006  19,998 24.28 - 29.10    577,936          0.72             0.55    11.88 - 12.49
                                   2005  23,873 21.71 - 25.86    613,700          0.60             0.55      7.71 - 8.26
                                   2004  23,728 20.16 - 23.89    563,312          0.47             0.55    24.14 - 24.82
MIST Van Kampen Mid Cap Growth     2008  16,089  6.22 - 11.07    172,742          1.60             0.55 (46.97) - (46.67)
  Sub-Account                      2007  18,873 11.73 - 20.75    380,503            --             0.55    23.15 - 23.84
                                   2006  22,677  9.52 - 16.76    369,750            --             0.55      8.05 - 8.65
                                   2005  24,181  8.81 - 15.43    363,030            --             0.55      4.41 - 4.74
                                   2004  24,705  8.46 - 14.73    354,818            --             0.55    12.14 - 12.76
MIST Lazard Mid Cap                2008  74,575   9.39 - 9.62    703,011          1.25             0.55 (38.49) - (38.15)
  Sub-Account                      2007  73,831 15.27 - 15.56  1,130,756          0.56             0.55   (3.02) - (3.01)
                                   2006  48,683         15.74    766,376          0.54             0.55            14.25
                                   2005  43,117         13.78    594,110          0.38             0.55             7.82
                                   2004  33,406         12.78    426,967            --             0.55            13.97
MIST Met/AIM Small Cap Growth      2008  41,949          9.09    381,146            --             0.55           (38.94)
  Sub-Account                      2007  41,809         14.88    622,126            --             0.55            10.79
                                   2006  35,291         13.43    474,012            --             0.55            13.29
                                   2005  42,691         11.86    506,141            --             0.55             8.03
                                   2004  33,675         10.98    369,683            --             0.55             6.15
MIST Third Avenue Small Cap Value  2008  58,896         15.65    921,547          1.05             0.55           (30.07)
  Sub-Account                      2007  60,804         22.38  1,360,611          1.20             0.55            (3.33)
                                   2006  54,267         23.15  1,256,137          0.70             0.55            12.76
                                   2005  59,609         20.53  1,223,623            --             0.55            15.20
                                   2004  39,553         17.82    704,903          2.17             0.55            26.11
MIST Legg Mason Partners           2008  36,663          7.10    260,391          0.01             0.55           (39.29)
  Aggressive Growth Sub-Account    2007  39,881         11.70    466,583          0.23             0.55             2.03
                                   2006  36,951         11.46    423,640            --             0.55            (2.14)
                                   2005  43,733         11.72    512,345            --             0.55            13.27
                                   2004  38,740         10.35    400,849            --             0.55             8.22

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                           ------- ------------------------ --------------------------------------------------
                                                   UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                           ------- ------------- ---------- ------------- ---------------- -------------------
MIST MFS Research International       2008  92,282 13.69 - 15.61  1,280,243          2.09             0.55 (42.55) - (42.25)
  Sub-Account                         2007  90,812 23.83 - 27.02  2,195,751          1.42             0.55    13.02 - 13.60
                                      2006  77,320 21.08 - 23.79  1,651,874          1.87             0.55    26.27 - 26.91
                                      2005  74,933 16.70 - 18.74  1,272,070          0.64             0.55    16.18 - 16.74
                                      2004  52,314 14.37 - 16.05    770,998          0.27             0.55    19.06 - 19.72
MIST T.Rowe Price Mid Cap Growth      2008 110,839          8.38    928,671          0.07             0.55           (39.96)
  Sub-Account                         2007 108,505         13.95  1,514,118          0.23             0.55            17.20
                                      2006 102,707         11.91  1,222,827            --             0.55             5.98
                                      2005 111,251         11.23  1,249,798            --             0.55            14.20
                                      2004  99,628          9.83    979,709            --             0.55            17.50
MIST Oppenheimer Capital Appreciation 2008 123,594          7.39    913,836          3.76             0.55           (46.10)
  Sub-Account                         2007 129,615         13.72  1,777,994          0.14             0.55            13.82
                                      2006 124,871         12.05  1,504,919          0.33             0.55             7.22
                                      2005 113,701         11.24  1,277,980          0.08             0.55             4.42
                                      2004  67,033         10.76    721,547          3.80             0.55             6.11
MIST PIMCO Inflation Protected Bond   2008  97,205         11.85  1,151,849          3.82             0.55            (7.39)
  Sub-Account                         2007 109,010         12.76  1,390,980          2.23             0.55            10.47
                                      2006  89,128         11.55  1,029,554          4.38             0.55             0.10
                                      2005  77,790         11.54    897,702            --             0.55             0.92
                                      2004  44,945         11.43    513,915         11.68             0.55             8.83
MIST RCM Technology                   2008  13,766          6.17     84,924         13.15             0.55           (44.56)
  Sub-Account                         2007  13,474         11.13    149,936            --             0.55            30.94
                                      2006  15,263          8.50    129,702            --             0.55             4.90
                                      2005   9,458          8.10     76,620            --             0.55            10.73
                                      2004   6,807          7.31     49,791          0.11             0.55            (4.80)
MIST PIMCO Total Return               2008 168,582 13.39 - 15.03  2,293,755          4.03             0.55      0.08 - 0.64
  Sub-Account                         2007 202,588 13.38 - 14.94  2,746,196          3.33             0.55      7.25 - 7.85
                                      2006 168,697 12.48 - 13.85  2,136,512          2.83             0.55      4.23 - 4.80
                                      2005 157,670 11.97 - 13.21  1,917,186          0.06             0.55      1.89 - 2.43
                                      2004 111,334 11.75 - 12.90  1,335,995          8.12             0.55      4.67 - 5.25
MIST Harris Oakmark International     2008  81,856         11.70    958,031          2.06             0.55           (41.05)
  Sub-Account                         2007  85,859         19.85  1,704,524          0.93             0.55            (1.41)
                                      2006  84,237         20.14  1,696,246          2.74             0.55            28.50
                                      2005  83,473         15.67  1,308,123          0.14             0.55            13.85
                                      2004  56,702         13.76    780,438          0.04             0.55            20.14
MIST Clarion Global Real Estate       2008  29,469          9.86    290,693          2.14             0.55           (41.88)
  Sub-Account                         2007  24,774         16.97    420,524          1.17             0.55           (15.26)
                                      2006  21,998         20.03    440,610          1.14             0.55            37.14
                                      2005  18,263         14.61    266,738            --             0.55            13.02
                                      2004   1,458         12.93     18,841         14.18             0.55            29.27
MIST Turner Mid Cap Growth            2008  33,287          8.38    279,096            --             0.55           (48.42)
  Sub-Account                         2007  32,136 16.26 - 16.59    522,421            --             0.55    23.81 - 24.49
                                      2006  27,105 13.13 - 13.32    355,893            --             0.55      5.72 - 6.30
                                      2005  12,834 12.42 - 12.53    159,397            --             0.55    11.01 - 11.58
                                      2004     616 11.19 - 11.23      6,890            --             0.55    11.89 - 11.30

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       ------ ------------------------ --------------------------------------------------
                                              UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ------ ------------- ---------- ------------- ---------------- -------------------
MIST Goldman Sachs Mid Cap Value  2008 43,309         10.22    442,481          1.10             0.55           (36.28)
  Sub-Account                     2007 45,774 16.03 - 16.36    733,890          0.67             0.55      2.80 - 3.37
                                  2006 43,420 15.60 - 15.83    677,206            --             0.55    15.39 - 16.02
                                  2005 25,636 13.52 - 13.64    346,511          1.16             0.55    12.17 - 12.75
                                  2004  3,989 12.05 - 12.10     48,081          6.27             0.55    20.53 - 20.98
MIST MetLife Defensive Strategy   2008    205         95.48     19,574          0.16             0.55           (20.92)
  Sub-Account                     2007      9        120.73      1,039            --             0.55             5.61
  (Commenced 5/2/2005)            2006     --            --         --            --               --               --
                                  2005     --            --         --            --               --               --
MIST MetLife Moderate Strategy    2008  8,548         92.42    790,042          1.90             0.55           (26.60)
  Sub-Account                     2007  7,281        125.92    916,840          2.20             0.55             5.91
  (Commenced 5/2/2005)            2006  7,412        118.89    881,274          0.10             0.55            10.01
                                  2005  2,621        108.07    283,308            --             0.55             7.55
MIST MetLife Balanced Strategy    2008 16,818         88.16  1,482,585          7.30             0.55           (32.13)
  Sub-Account                     2007  6,084        129.88    790,191          1.60             0.55             4.58
  (Commenced 5/2/2005)            2006  3,265        124.20    405,506          0.14             0.55            11.74
                                  2005    928        111.15    103,149          2.84             0.55             9.49
MIST MetLife Growth Strategy      2008 15,224         84.67  1,288,982          3.50             0.55           (38.08)
  Sub-Account                     2007 19,271        136.74  2,635,130          1.26             0.55             4.45
  (Commenced 5/2/2005)            2006 12,499        130.91  1,636,259          0.15             0.55            13.42
                                  2005  7,731        115.42    892,306          2.89             0.55            12.34
MIST MetLife Aggressive Strategy  2008  2,314         80.88    187,146          4.23             0.55           (41.00)
  Sub-Account                     2007  2,150        137.08    294,795          1.76             0.55             2.55
  (Commenced 5/2/2005)            2006  1,493        133.67    199,527          0.18             0.55            13.48
                                  2005    579        117.80     68,220          2.73             0.55            14.26
MIST Van Kampen Comstock          2008  4,208         75.76    318,754          2.03             0.55           (36.15)
  Sub-Account                     2007  4,191        118.64    497,261          1.45             0.55            (2.85)
  (Commenced 5/2/2005)            2006  2,931        122.12    357,890          0.01             0.55            15.70
                                  2005    398        105.54     42,002          2.33             0.55             5.54
MIST Legg Mason Value Equity      2008 10,923          4.80     52,471          0.31             0.55           (54.68)
  Sub-Account                     2007  9,230         10.60     97,838          0.00             0.55            (6.24)
  (Commenced 5/1/2006)            2006 10,324         11.31    116,713          0.54             0.55             6.25
MIST MFS Emerging Markets Equity  2008 16,712          6.38    106,688          2.09             0.55           (55.63)
  Sub-Account                     2007  5,290         14.39     76,114          0.04             0.55            36.18
  (Commenced 5/1/2006)            2006    825         10.56      8,711          0.94             0.55             5.65
MIST Loomis Sayles Global Markets 2008  2,782          8.05     22,396          4.91             0.55           (39.43)
  Sub-Account                     2007  1,341         13.29     17,819            --             0.55            27.48
  (Commenced 5/1/2006)            2006     99         10.43      1,033          1.02             0.55             4.27
MIST Met/AIM Capital Appreciation 2008 16,101  4.76 - 11.10    160,535          1.93             0.55 (42.96) - (42.64)
  Sub-Account                     2007 16,288  8.35 - 19.35    285,420            --             0.55    11.26 - 68.17
                                  2006 23,681  7.51 - 11.50    262,422          0.03             0.55      5.72 - 6.30
                                  2005 24,393  7.10 - 10.82    255,794          0.06             0.55      8.22 - 8.82
                                  2004 28,150   6.56 - 9.94    273,521            --             0.55      6.04 - 6.63

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                       AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                        ------- ------------------------ --------------------------------------------------
                                                UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                        ------- ------------- ---------- ------------- ---------------- -------------------
MSF Davis Venture Value            2008 225,730          9.86  2,225,928          1.34             0.55           (39.68)
  Sub-Account                      2007 216,306         16.35  3,536,257          0.80             0.55             4.00
                                   2006 196,689         15.72  3,091,837          0.84             0.55            13.95
                                   2005 177,299         13.79  2,445,776          0.68             0.55             9.66
                                   2004 114,542         12.58  1,440,436          0.46             0.55            11.75
MSF Harris Oakmark Focused Value   2008  92,078          7.88    725,921          0.39             0.55           (46.30)
  Sub-Account                      2007 102,489         14.68  1,504,710          0.58             0.55            (7.35)
                                   2006 101,993         15.85  1,616,266          0.32             0.55            11.84
                                   2005 106,909         14.17  1,514,849          0.04             0.55             9.38
                                   2004  88,930         12.95  1,152,037          0.04             0.55             9.33
MSF Jennison Growth                2008  65,086         11.08    720,838          2.43             0.55           (36.78)
  Sub-Account                      2007  67,739         17.52  1,186,569          0.43             0.55            11.06
                                   2006  61,871         15.77    975,895            --             0.55             2.19
                                   2005  43,314         15.43    668,528          0.41             0.55            13.23
                                   2004  31,001         13.63    422,456          0.09             0.55             8.60
MSF MetLife Stock Index            2008  74,465          8.66    645,118          1.96             0.55           (37.45)
  Sub-Account                      2007  77,944         13.85  1,079,571          1.04             0.55             4.65
                                   2006  72,466         13.23    958,978          2.13             0.55            14.83
                                   2005  89,780         11.52  1,034,667          1.68             0.55             4.03
                                   2004  81,667         11.07    904,391          0.84             0.55             9.93
MSF BlackRock Money Market         2008 214,736 11.83 - 12.78  2,741,149          2.82             0.55      2.29 - 2.85
  Sub-Account                      2007 212,159 11.50 - 12.49  2,647,699          4.88             0.55      4.50 - 5.08
                                   2006 182,162 10.95 - 11.96  2,174,749          4.85             0.55      4.24 - 4.81
                                   2005 125,819 10.44 - 11.47  1,439,717          3.62             0.55      2.33 - 2.86
                                   2004   3,515 10.15 - 11.21     35,692          0.84             0.55      0.43 - 0.99
MSF BlackRock Bond Income          2008     293         60.85     17,803          5.25             0.55            (3.96)
  Sub-Account                      2007     328         63.36     20,783          2.87             0.55             5.71
                                   2006     536         59.94     32,102          5.65             0.55             3.84
                                   2005     677         57.72     39,072          3.97             0.55             1.85
                                   2004     674         56.67     38,195            --             0.55             3.86
MSF Western Asset Management       2008     650        189.85    123,467          2.37             0.55            (0.91)
  U.S. Government Sub-Account      2007     175        191.59     33,500          2.57             0.55             3.78
  (Commenced 5/2/2005)             2006       3        184.61        494          0.90             0.55             3.59
                                   2005      --            --         --            --               --               --
MSF T. Rowe Price Small Cap Growth 2008   5,188 11.31 - 12.07     62,561            --             0.55 (36.54) - (36.19)
  Sub-Account                      2007   5,456 17.82 - 18.91    102,942            --             0.55      9.25 - 9.86
                                   2006   5,967  6.43 - 17.22     98,822            --             0.55      3.33 - 4.69
                                   2005   6,574  6.14 - 16.57    104,175            --             0.55     6.46 - 11.01
                                   2004   6,519  5.77 - 14.93     93,347            --             0.55    10.41 - 11.08
MSF T. Rowe Price Large Cap Growth 2008   6,826  9.68 - 10.23     69,429          0.59             0.55 (42.21) - (41.88)
  Sub-Account                      2007   6,958 16.74 - 17.61    121,880          0.45             0.55      8.78 - 9.39
                                   2006   6,455 15.39 - 16.10    103,413          0.34             0.55    12.62 - 13.24
                                   2005   6,775 13.67 - 14.22     95,944          0.56             0.55      6.02 - 6.62
                                   2004   6,937 12.89 - 13.34     92,178            --             0.55      9.32 - 9.93

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         ----- -------------------------- --------------------------------------------------
                                                 UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS     HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ----- --------------- ---------- ------------- ---------------- -------------------
MSF Capital Guardian U.S. Equity    2008 4,621           82.71    382,257          1.21               --           (40.23)
  Sub-Account                       2007 4,931 134.14 - 138.39    682,364          0.48               --   (0.63) - (0.08)
                                    2006 5,322 134.99 - 138.50    737,055          1.02             0.55     9.52 - 10.12
                                    2005 5,582 123.26 - 125.78    702,091          0.03             0.55      5.19 - 5.78
                                    2004 5,845 117.18 - 118.91    695,068            --             0.55      8.69 - 9.30
AIM V.I. International Growth       2008 3,737     8.15 - 8.55     31,921          0.55             0.55 (40.69) - (40.36)
  Sub-Account                       2007 3,859   13.74 - 14.33     55,284          0.42             0.55    14.05 - 14.69
                                    2006 4,014   12.05 - 12.50     50,144          1.04             0.55    27.53 - 28.23
                                    2005 4,238     9.45 - 9.75     41,285          0.67             0.55    17.33 - 17.98
                                    2004 4,444     8.05 - 8.26     36,713          0.66             0.55    23.32 - 24.00
DWS Government & Agency Securities  2008    33           15.21        497          4.47             0.55             4.36
  Sub-Account                       2007    30           14.57        432          4.65             0.55             5.37
                                    2006    26           13.83        363          3.63             0.55             3.59
                                    2005    22           13.35        294          3.82             0.55             2.00
                                    2004    18           13.09        230          3.57             0.55             3.18
Putnam VT Growth and Income         2008 4,714            7.99     37,681          2.30             0.55           (38.90)
  Sub-Account                       2007 4,523           13.09     59,219          1.46             0.55            (6.31)
                                    2006 4,689           13.97     65,492          1.72             0.55            15.56
                                    2005 5,012           12.09     60,579          1.71             0.55             4.95
                                    2004 4,902           11.52     56,468          1.62             0.55            10.75
Putnam VT Vista                     2008 2,181            3.98      8,682            --             0.55           (45.71)
  Sub-Account                       2007 2,816            7.33     20,645            --             0.55             3.50
                                    2006 3,029            7.08     21,459            --             0.55             5.15
                                    2005 3,275            6.74     22,067            --             0.55            11.91
                                    2004 3,490            6.02     21,017            --             0.55            18.25
FTVIPT Templeton Growth Securities  2008   115           11.66      1,336          2.03               --           (42.13)
  Sub-Account                       2007   112           20.16      2,295          1.48               --             2.55
                                    2006   114           19.65      2,245          1.43               --            22.20
                                    2005   292           16.08      4,690          1.21               --             9.03
                                    2004   301           14.75      4,437          1.26               --            16.25
FTVIPT Templeton Foreign Securities 2008 8,014    9.91 - 10.67     84,547          2.62             0.55 (40.56) - (40.23)
  Sub-Account                       2007 8,355   16.67 - 17.86    147,511          2.46             0.55    15.15 - 15.79
                                    2006 5,135   14.48 - 15.42     77,438          1.41             0.55    21.03 - 21.70
                                    2005 4,105   11.96 - 12.67     50,489          1.31             0.55     9.85 - 10.45
                                    2004 3,967   10.89 - 11.47     44,358          1.21             0.55    18.22 - 18.87

1 The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owners' account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

2 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which each of the Sub-Accounts invest.

3 These amounts represent the annualized policy expenses of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

4 These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

7. SUBSEQUENT EVENT

The Company anticipates merging MetLife Investors Variable Life Account Five, which is another separate account of the Company, with and into the Separate Account on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Policies.

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE

OF

METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of
MetLife Investors Variable Life Account Five and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Life Account Five (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, and the related statements of operations and the statements of changes in net assets for each of the periods presented in the three years then ended. We have also audited the statements of operations and the statements of changes in net assets for each of the periods presented in the three years ended December 31, 2008, for each of the individual Sub-Accounts listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, and the results of their operations and the changes in their net assets for each of the periods presented in the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MetLife Stock Index Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account

APPENDIX B

MSF T. Rowe Price Small Cap Growth Sub-Account
MIST Legg Mason Value Equity Sub-Account

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                              MIST LORD ABBETT MIST LORD ABBETT MIST VAN KAMPEN MIST LORD ABBETT
                             GROWTH AND INCOME   BOND DEBENTURE  MID CAP GROWTH    MID CAP VALUE
                                   SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                             ----------------- ---------------- --------------- ----------------
ASSETS:
  Investments at fair value        $ 1,568,935        $ 358,223         $ 1,135        $ 138,651
  Due from MetLife Investors
     Insurance Company                      --               --              --                2
                             ----------------- ---------------- --------------- ----------------
       Total Assets                  1,568,935          358,223           1,135          138,653
                             ----------------- ---------------- --------------- ----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                      32                6               2               --
                             ----------------- ---------------- --------------- ----------------
       Total Liabilities                    32                6               2               --
                             ----------------- ---------------- --------------- ----------------
NET ASSETS                         $ 1,568,903        $ 358,217         $ 1,133        $ 138,653
                             ================= ================ =============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                             MIST   MIST LEGG MASON
                                 MIST OPPENHEIMER PIMCO INFLATION          PARTNERS   MIST PIMCO
                             CAPITAL APPRECIATION  PROTECTED BOND AGGRESSIVE GROWTH TOTAL RETURN
                                      SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT  SUB-ACCOUNT
                             -------------------- --------------- ----------------- ------------
ASSETS:
  Investments at fair value             $ 300,792       $ 352,310         $ 214,539    $ 771,418
  Due from MetLife Investors
     Insurance Company                         --               1                --           --
                             -------------------- --------------- ----------------- ------------
       Total Assets                       300,792         352,311           214,539      771,418
                             -------------------- --------------- ----------------- ------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                         10              43                21           25
                             -------------------- --------------- ----------------- ------------
       Total Liabilities                       10              43                21           25
                             -------------------- --------------- ----------------- ------------
NET ASSETS                              $ 300,782       $ 352,268         $ 214,518    $ 771,393
                             ==================== =============== ================= ============

The accompanying notes are an integral part of these financial statements.

                                        MIST                                        MIST
   MIST RCM MIST T. ROWE PRICE  MFS RESEARCH     MIST MET/AIM MIST LAZARD HARRIS OAKMARK
 TECHNOLOGY     MID CAP GROWTH INTERNATIONAL SMALL CAP GROWTH     MID CAP  INTERNATIONAL
SUB-ACCOUNT        SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT SUB-ACCOUNT    SUB-ACCOUNT
----------- ------------------ ------------- ---------------- ----------- --------------
   $ 87,287          $ 436,898     $ 893,064        $ 134,869   $ 253,901      $ 594,002
         --                 --             4               --           9             --
----------- ------------------ ------------- ---------------- ----------- --------------
     87,287            436,898       893,068          134,869     253,910        594,002
----------- ------------------ ------------- ---------------- ----------- --------------
          6                 18            23               37          33             18
----------- ------------------ ------------- ---------------- ----------- --------------
          6                 18            23               37          33             18
----------- ------------------ ------------- ---------------- ----------- --------------
   $ 87,281          $ 436,880     $ 893,045        $ 134,832   $ 253,877      $ 593,984
=========== ================== ============= ================ =========== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                          MIST
                             MIST THIRD AVENUE       MIST CLARION    MIST TURNER GOLDMAN SACHS
                               SMALL CAP VALUE GLOBAL REAL ESTATE MID CAP GROWTH MID CAP VALUE
                                   SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                             ----------------- ------------------ -------------- -------------
ASSETS:
  Investments at fair value          $ 446,236           $ 19,631      $ 102,978      $ 97,741
  Due from MetLife Investors
     Insurance Company                       7                  1              6            --
                             ----------------- ------------------ -------------- -------------
       Total Assets                    446,243             19,632        102,984        97,741
                             ----------------- ------------------ -------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                      13                 47             25            31
                             ----------------- ------------------ -------------- -------------
       Total Liabilities                    13                 47             25            31
                             ----------------- ------------------ -------------- -------------
NET ASSETS                           $ 446,230           $ 19,585      $ 102,959      $ 97,710
                             ================= ================== ============== =============

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 26,726         $ 123,090         $ 217,088     $ 1,092,606            $ 48,528        $ 13,110
                --                --                --              --                  --              --
------------------ ----------------- ----------------- --------------- ------------------- ---------------
            26,726           123,090           217,088       1,092,606              48,528          13,110
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                15                34                48              23                  22              45
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                15                34                48              23                  22              45
------------------ ----------------- ----------------- --------------- ------------------- ---------------
          $ 26,711         $ 123,056         $ 217,040     $ 1,092,583            $ 48,506        $ 13,065
================== ================= ================= =============== =================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                               MIST
                                     MIST MET/AIM MIST LOOMIS SAYLES   MFS EMERGING     MSF DAVIS
                             CAPITAL APPRECIATION     GLOBAL MARKETS MARKETS EQUITY VENTURE VALUE
                                      SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                             -------------------- ------------------ -------------- -------------
ASSETS:
  Investments at fair value              $ 12,402           $ 44,078        $ 5,765   $ 1,232,215
  Due from MetLife Investors
     Insurance Company                         --                 --             --             9
                             -------------------- ------------------ -------------- -------------
       Total Assets                        12,402             44,078          5,765     1,232,224
                             -------------------- ------------------ -------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                          2                  7             48            36
                             -------------------- ------------------ -------------- -------------
       Total Liabilities                        2                  7             48            36
                             -------------------- ------------------ -------------- -------------
NET ASSETS                               $ 12,400           $ 44,071        $ 5,717   $ 1,232,188
                             ==================== ================== ============== =============

The accompanying notes are an integral part of these financial statements.

           MSF                                                                     MSF WESTERN
HARRIS OAKMARK             MSF          MSF CAPITAL MSF BLACKROCK MSF METLIFE ASSET MANAGEMENT
 FOCUSED VALUE JENNISON GROWTH GUARDIAN U.S. EQUITY  MONEY MARKET STOCK INDEX  U.S. GOVERNMENT
   SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT      SUB-ACCOUNT
-------------- --------------- -------------------- ------------- ----------- ----------------
     $ 179,806       $ 194,448             $ 67,717   $ 1,396,688   $ 470,321         $ 12,409
            --              --                   --             2          --                9
-------------- --------------- -------------------- ------------- ----------- ----------------
       179,806         194,448               67,717     1,396,690     470,321           12,418
-------------- --------------- -------------------- ------------- ----------- ----------------
            52              30                   --            42          50               44
-------------- --------------- -------------------- ------------- ----------- ----------------
            52              30                   --            42          50               44
-------------- --------------- -------------------- ------------- ----------- ----------------
     $ 179,754       $ 194,418             $ 67,717   $ 1,396,648   $ 470,271         $ 12,374
============== =============== ==================== ============= =========== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                                 FTVIPT TEMPLETON
                                               FOREIGN SECURITIES
                                                      SUB-ACCOUNT
                                               ------------------
ASSETS:
Investments at fair value                                $ 15,334
  Due from MetLife Investors Insurance Company                 --
                                               ------------------
       Total Assets                                        15,334
                                               ------------------
LIABILITIES:
  Due to MetLife Investors Insurance Company                    1
                                               ------------------
       Total Liabilities                                        1
                                               ------------------
    NET ASSETS                                           $ 15,333
                                               ==================

The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                 MIST LORD ABBETT GROWTH AND INCOME
                                                                                        SUB-ACCOUNT
                                                         ------------------------------------------
                                                               2008           2007             2006
                                                         ------------- -------------- -------------
INVESTMENT INCOME:
      Dividends                                            $ 34,670       $ 23,283         $ 33,970
                                                         ------------- -------------- -------------
EXPENSES:
      Mortality and expense risk charges                      5,428          5,428            3,911
                                                         ------------- -------------- -------------
        Total expenses                                        5,428          5,428            3,911
                                                         ------------- -------------- -------------
           Net investment income (loss)                      29,242         17,855           30,059
                                                         ------------- -------------- -------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           196,247        100,725          149,402
      Realized gains (losses) on sale of investments        (29,666)        58,283           55,072
                                                         ------------- -------------- -------------
           Net realized gains (losses)                      166,581        159,008          204,474
                                                         ------------- -------------- -------------
      Change in unrealized gains (losses) on investments (1,058,701)       (94,231)          90,912
                                                         ------------- -------------- -------------
      Net realized and unrealized gains (losses)
        on investments                                     (892,120)        64,777          295,386
                                                         ------------- -------------- -------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (862,878)      $ 82,632        $ 325,445
                                                         ============= ============== =============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

           MIST LORD ABBETT BOND DEBENTURE        MIST VAN KAMPEN MID CAP GROWTH
                               SUB-ACCOUNT                           SUB-ACCOUNT
------------------------------------------- ---------------------------------------
     2008           2007        2006            2008           2007        2006
------------ ----------- ------------------ ----------- ----------- ---------------
 $ 19,844       $ 27,461           $ 35,605     $ 27           $ --            $ --
------------ ----------- ------------------ ----------- ----------- ---------------
    1,247          1,357              1,318       --             --              --
------------ ----------- ------------------ ----------- ----------- ---------------
    1,247          1,357              1,318       --             --              --
------------ ----------- ------------------ ----------- ----------- ---------------
   18,597         26,104             34,287       27             --              --
------------ ----------- ------------------ ----------- ----------- ---------------
    6,883            633                 --      162            165             106
   (2,725)         4,200              2,633       (5)             7               2
------------ ----------- ------------------ ----------- ----------- ---------------
    4,158          4,833              2,633      157            172             108
------------ ----------- ------------------ ----------- ----------- ---------------
 (107,375)         1,293              5,740   (1,186)           254              37
------------ ----------- ------------------ ----------- ----------- ---------------
 (103,217)         6,126              8,373   (1,029)           426             145
------------ ----------- ------------------ ----------- ----------- ---------------
$ (84,620)      $ 32,230           $ 42,660 $ (1,002)         $ 426           $ 145
============ =========== ================== =========== =========== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                      MIST LORD ABBETT MID CAP VALUE
                                                                                         SUB-ACCOUNT
                                                         -------------------------------------------
                                                              2008           2007        2006
                                                         ------------ -------------- ---------------
INVESTMENT INCOME:
      Dividends                                            $ 1,494        $ 2,419            $ 1,605
                                                         ------------ -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                        --             --                 --
                                                         ------------ -------------- ---------------
        Total expenses                                          --             --                 --
                                                         ------------ -------------- ---------------
           Net investment income (loss)                      1,494          2,419              1,605
                                                         ------------ -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           27,930         34,179             19,981
      Realized gains (losses) on sale of investments          (676)         1,883              1,657
                                                         ------------ -------------- ---------------
           Net realized gains (losses)                      27,254         36,062             21,638
                                                         ------------ -------------- ---------------
      Change in unrealized gains (losses) on investments  (117,101)       (36,082)             2,991
                                                         ------------ -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                     (89,847)           (20)            24,629
                                                         ------------ -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (88,353)       $ 2,399           $ 26,234
                                                         ============ ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

              MIST OPPENHEIMER CAPITAL APPRECIATION          MIST PIMCO INFLATION PROTECTED BOND
                                        SUB-ACCOUNT                                  SUB-ACCOUNT
---------------------------------------------------- ----------------------------------------------
      2008           2007             2006                2008           2007               2006
------------- -------------- ----------------------- ------------ -------------- ------------------
  $ 18,062          $ 598                 $ 1,308     $ 15,176        $ 9,027           $ 13,402
------------- -------------- ----------------------- ------------ -------------- ------------------
     2,428          2,499                   2,160        2,186          2,038              1,794
------------- -------------- ----------------------- ------------ -------------- ------------------
     2,428          2,499                   2,160        2,186          2,038              1,794
------------- -------------- ----------------------- ------------ -------------- ------------------
    15,634         (1,901)                   (852)      12,990          6,989             11,608
------------- -------------- ----------------------- ------------ -------------- ------------------
   132,216         26,725                   2,983          801             --              9,360
   (23,457)        17,829                   6,741        1,418         (6,444)            (2,076)
------------- -------------- ----------------------- ------------ -------------- ------------------
   108,759         44,554                   9,724        2,219         (6,444)             7,284
------------- -------------- ----------------------- ------------ -------------- ------------------
  (357,862)        14,807                  19,598      (41,802)        36,770            (19,114)
------------- -------------- ----------------------- ------------ -------------- ------------------
  (249,103)        59,361                  29,322      (39,583)        30,326            (11,830)
------------- -------------- ----------------------- ------------ -------------- ------------------
$ (233,469)      $ 57,460                $ 28,470    $ (26,593)      $ 37,315             $ (222)
============= ============== ======================= ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                         MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH
                                                                                        SUB-ACCOUNT
                                                         ---------------------------------------------
                                                                2008         2007            2006
                                                         -------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                                 $ 43          $ 664            $ --
                                                         -------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk charges                       1,517          1,758           1,538
                                                         -------------- -------------- ---------------
        Total expenses                                         1,517          1,758           1,538
                                                         -------------- -------------- ---------------
           Net investment income (loss)                       (1,474)        (1,094)         (1,538)
                                                         -------------- -------------- ---------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              2,421         27,057          16,114
      Realized gains (losses) on sale of investments         (17,163)         2,026          39,638
                                                         -------------- -------------- ---------------
           Net realized gains (losses)                       (14,742)        29,083          55,752
                                                         -------------- -------------- ---------------
      Change in unrealized gains (losses) on investments    (102,914)       (24,256)        (63,387)
                                                         -------------- -------------- ---------------
      Net realized and unrealized gains (losses)
        on investments                                      (117,656)         4,827          (7,635)
                                                         -------------- -------------- ---------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (119,130)       $ 3,733        $ (9,173)
                                                         ============== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                       MIST PIMCO TOTAL RETURN                             MIST RCM TECHNOLOGY
                                   SUB-ACCOUNT                                     SUB-ACCOUNT
-------------------------------------------------- -------------------------------------------------
    2008             2007                 2006        2008                2007              2006
----------- ----------------------- -------------- ------------ ---------------------- -------------
$ 31,230                   $ 25,994    $ 19,446     $ 16,578                   $ --          $ --
----------- ----------------------- -------------- ------------ ---------------------- -------------
   4,536                      4,182       3,773          675                    722           554
----------- ----------------------- -------------- ------------ ---------------------- -------------
   4,536                      4,182       3,773          675                    722           554
----------- ----------------------- -------------- ------------ ---------------------- -------------
  26,694                     21,812      15,673       15,903                   (722)         (554)
----------- ----------------------- -------------- ------------ ---------------------- -------------
  19,000                         --         287       34,590                  4,702            --
  (4,245)                       243        (444)      (3,450)                 6,343         4,996
----------- ----------------------- -------------- ------------ ---------------------- -------------
  14,755                        243        (157)      31,140                 11,045         4,996
----------- ----------------------- -------------- ------------ ---------------------- -------------
 (43,481)                    30,757      12,464     (115,801)                26,305         3,326
----------- ----------------------- -------------- ------------ ---------------------- -------------
 (28,726)                    31,000      12,307      (84,661)                37,350         8,322
----------- ----------------------- -------------- ------------ ---------------------- -------------
$ (2,032)                  $ 52,812    $ 27,980    $ (68,758)              $ 36,628       $ 7,768
=========== ======================= ============== ============ ====================== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MIST T. ROWE PRICE MID CAP GROWTH
                                                                                             SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                              2008            2007             2006
                                                         -------------- -------------- ---------------------
INVESTMENT INCOME:
      Dividends                                                $ 372        $ 1,423                    $ --
                                                         -------------- -------------- ---------------------
EXPENSES:
      Mortality and expense risk charges                       2,994          3,413                   2,563
                                                         -------------- -------------- ---------------------
        Total expenses                                         2,994          3,413                   2,563
                                                         -------------- -------------- ---------------------
           Net investment income (loss)                       (2,622)        (1,990)                 (2,563)
                                                         -------------- -------------- ---------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             65,455         27,144                  13,637
      Realized gains (losses) on sale of investments          (2,909)        51,363                  15,119
                                                         -------------- -------------- ---------------------
           Net realized gains (losses)                        62,546         78,507                  28,756
                                                         -------------- -------------- ---------------------
      Change in unrealized gains (losses) on investments    (314,888)        16,999                   4,842
                                                         -------------- -------------- ---------------------
      Net realized and unrealized gains (losses)
        on investments                                      (252,342)        95,506                  33,598
                                                         -------------- -------------- ---------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (254,964)      $ 93,516                $ 31,035
                                                         ============== ============== =====================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

       MIST MFS RESEARCH INTERNATIONAL           MIST MET/AIM SMALL CAP GROWTH
                           SUB-ACCOUNT                             SUB-ACCOUNT
---------------------------------------- ------------------------------------------
      2008           2007           2006      2008           2007           2006
------------- -------------- ----------- ------------ -------------- --------------
  $ 21,785       $ 12,132        $ 6,520      $ --           $ --           $ --
------------- -------------- ----------- ------------ -------------- --------------
     4,830          3,812          2,028     1,286          1,859          1,769
------------- -------------- ----------- ------------ -------------- --------------
     4,830          3,812          2,028     1,286          1,859          1,769
------------- -------------- ----------- ------------ -------------- --------------
    16,955          8,320          4,492    (1,286)        (1,859)        (1,769)
------------- -------------- ----------- ------------ -------------- --------------
   110,404        118,204         25,634    26,561          4,645         47,529
   (12,651)        52,427         34,165     4,143          6,008         21,199
------------- -------------- ----------- ------------ -------------- --------------
    97,753        170,631         59,799    30,704         10,653         68,728
------------- -------------- ----------- ------------ -------------- --------------
  (677,193)       (72,212)        78,131  (117,892)        24,137        (30,673)
------------- -------------- ----------- ------------ -------------- --------------
  (579,440)        98,419        137,930   (87,188)        34,790         38,055
------------- -------------- ----------- ------------ -------------- --------------
$ (562,485)     $ 106,739      $ 142,422 $ (88,474)      $ 32,931       $ 36,286
============= ============== =========== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                      MIST LAZARD MID CAP
                                                                                              SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                               2008                   2007    2006
                                                         ------------- ---------------------- --------------
INVESTMENT INCOME:
      Dividends                                             $ 6,425                $ 3,135        $ 2,579
                                                         ------------- ---------------------- --------------
EXPENSES:
      Mortality and expense risk charges                      1,624                  2,715          2,532
                                                         ------------- ---------------------- --------------
        Total expenses                                        1,624                  2,715          2,532
                                                         ------------- ---------------------- --------------
           Net investment income (loss)                       4,801                    420             47
                                                         ------------- ---------------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            39,143                 42,966         56,651
      Realized gains (losses) on sale of investments        (40,149)                15,405         12,179
                                                         ------------- ---------------------- --------------
           Net realized gains (losses)                       (1,006)                58,371         68,830
                                                         ------------- ---------------------- --------------
      Change in unrealized gains (losses) on investments   (164,148)               (89,336)        (8,604)
                                                         ------------- ---------------------- --------------
      Net realized and unrealized gains (losses)
        on investments                                     (165,154)               (30,965)        60,226
                                                         ------------- ---------------------- --------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (160,353)             $ (30,545)      $ 60,273
                                                         ============= ====================== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

MIST HARRIS OAKMARK INTERNATIONAL                 MIST THIRD AVENUE SMALL CAP VALUE
                      SUB-ACCOUNT                                       SUB-ACCOUNT
----------------------------------------- --------------------------------------------
      2008           2007            2006       2008           2007            2006
------------- -------------- ------------ ------------- -------------- ---------------
  $ 16,456        $ 9,043        $ 21,376    $ 7,534        $ 8,114         $ 3,248
------------- -------------- ------------ ------------- -------------- ---------------
     4,248          5,476           4,315      3,458          3,831           2,817
------------- -------------- ------------ ------------- -------------- ---------------
     4,248          5,476           4,315      3,458          3,831           2,817
------------- -------------- ------------ ------------- -------------- ---------------
    12,208          3,567          17,061      4,076          4,283             431
------------- -------------- ------------ ------------- -------------- ---------------
   140,886         77,589          53,363     49,512         43,588          33,507
   (45,195)        56,196          40,877    (16,397)        26,545          41,139
------------- -------------- ------------ ------------- -------------- ---------------
    95,691        133,785          94,240     33,115         70,133          74,646
------------- -------------- ------------ ------------- -------------- ---------------
  (475,084)      (155,675)         82,213   (203,477)       (97,112)        (14,435)
------------- -------------- ------------ ------------- -------------- ---------------
  (379,393)       (21,890)        176,453   (170,362)       (26,979)         60,211
------------- -------------- ------------ ------------- -------------- ---------------
$ (367,185)     $ (18,323)      $ 193,514 $ (166,286)     $ (22,696)       $ 60,642
============= ============== ============ ============= ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                        MIST CLARION GLOBAL REAL ESTATE
                                                                                            SUB-ACCOUNT
                                                         -----------------------------------------------
                                                               2008           2007           2006
                                                         -------------- -------------- -----------------
INVESTMENT INCOME:
      Dividends                                                $ 458          $ 374                $ 316
                                                         -------------- -------------- -----------------
EXPENSES:
      Mortality and expense risk charges                         114            221                  148
                                                         -------------- -------------- -----------------
        Total expenses                                           114            221                  148
                                                         -------------- -------------- -----------------
           Net investment income (loss)                          344            153                  168
                                                         -------------- -------------- -----------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              2,217          2,994                1,497
      Realized gains (losses) on sale of investments          (3,095)         1,470                1,651
                                                         -------------- -------------- -----------------
           Net realized gains (losses)                          (878)         4,464                3,148
                                                         -------------- -------------- -----------------
      Change in unrealized gains (losses) on investments     (12,906)       (10,410)               5,084
                                                         -------------- -------------- -----------------
      Net realized and unrealized gains (losses)
        on investments                                       (13,784)        (5,946)               8,232
                                                         -------------- -------------- -----------------
      Net increase (decrease) in net assets resulting
        from operations                                    $ (13,440)      $ (5,793)             $ 8,400
                                                         ============== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

      MIST TURNER MID CAP GROWTH                 MIST GOLDMAN SACHS MID CAP VALUE
                     SUB-ACCOUNT                                      SUB-ACCOUNT
----------------------------------------- ------------------------------------------
2008                2007    2006               2008           2007           2006
------------ -------------- ------------- ------------ -------------- --------------
     $ --           $ --          $ --      $ 4,091        $ 2,188           $ --
------------ -------------- ------------- ------------ -------------- --------------
      383             39           132        1,257          1,833          1,354
------------ -------------- ------------- ------------ -------------- --------------
      383             39           132        1,257          1,833          1,354
------------ -------------- ------------- ------------ -------------- --------------
     (383)           (39)         (132)       2,834            355         (1,354)
------------ -------------- ------------- ------------ -------------- --------------
      362            149            41       30,915         28,260          1,581
     (774)         5,753           (53)     (13,535)        12,008         (1,231)
------------ -------------- ------------- ------------ -------------- --------------
     (412)         5,902           (12)      17,380         40,268            350
------------ -------------- ------------- ------------ -------------- --------------
  (64,823)        (3,861)        4,569      (63,448)       (29,431)        41,925
------------ -------------- ------------- ------------ -------------- --------------
  (65,235)         2,041         4,557      (46,068)        10,837         42,275
------------ -------------- ------------- ------------ -------------- --------------
$ (65,618)       $ 2,002       $ 4,425    $ (43,234)      $ 11,192       $ 40,921
============ ============== ============= ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                    MIST METLIFE DEFENSIVE STRATEGY
                                                                                        SUB-ACCOUNT
                                                         ---------------------------------------------
                                                         2008                  2007           2006
                                                         -------------- ----------- ------------------
INVESTMENT INCOME:
      Dividends                                                $ 341           $ --               $ --
                                                         -------------- ----------- ------------------
EXPENSES:
      Mortality and expense risk charges                         115             --                 --
                                                         -------------- ----------- ------------------
        Total expenses                                           115             --                 --
                                                         -------------- ----------- ------------------
           Net investment income (loss)                          226             --                 --
                                                         -------------- ----------- ------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                433             --                 --
      Realized gains (losses) on sale of investments             (76)            --                 --
                                                         -------------- ----------- ------------------
           Net realized gains (losses)                           357             --                 --
                                                         -------------- ----------- ------------------
      Change in unrealized gains (losses) on investments      (4,583)            --                 --
                                                         -------------- ----------- ------------------
      Net realized and unrealized gains (losses)
        on investments                                        (4,226)            --                 --
                                                         -------------- ----------- ------------------
      Net increase (decrease) in net assets resulting
        from operations                                     $ (4,000)          $ --               $ --
                                                         ============== =========== ==================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

           MIST METLIFE MODERATE STRATEGY                   MIST METLIFE BALANCED STRATEGY
                              SUB-ACCOUNT                                      SUB-ACCOUNT
-------------------------------------------- -----------------------------------------------
     2008        2007            2006             2008           2007           2006
------------ ----------- ------------------- ------------- -------------- ------------------
  $ 3,067          $ 775             $ 56      $ 14,621        $ 6,398              $ 563
------------ ----------- ------------------- ------------- -------------- ------------------
      629            185              158         1,619          1,781              1,387
------------ ----------- ------------------- ------------- -------------- ------------------
      629            185              158         1,619          1,781              1,387
------------ ----------- ------------------- ------------- -------------- ------------------
    2,438            590             (102)       13,002          4,617               (824)
------------ ----------- ------------------- ------------- -------------- ------------------
    4,125            914              235        18,571         10,673              1,997
   (1,190)           370               (2)       (1,911)         1,731              1,287
------------ ----------- ------------------- ------------- -------------- ------------------
    2,935          1,284              233        16,660         12,404              3,284
------------ ----------- ------------------- ------------- -------------- ------------------
  (45,240)            93            2,059      (134,113)        (2,121)            22,348
------------ ----------- ------------------- ------------- -------------- ------------------
  (42,305)         1,377            2,292      (117,453)        10,283             25,632
------------ ----------- ------------------- ------------- -------------- ------------------
$ (39,867)       $ 1,967          $ 2,190    $ (104,451)      $ 14,900           $ 24,808
============ =========== =================== ============= ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         MIST METLIFE GROWTH STRATEGY
                                                                                          SUB-ACCOUNT
                                                         -----------------------------------------------
                                                               2008           2007           2006
                                                         ------------- -------------- ------------------
INVESTMENT INCOME:
      Dividends                                            $ 51,478       $ 14,848            $ 1,299
                                                         ------------- -------------- ------------------
EXPENSES:
      Mortality and expense risk charges                      6,783          6,231              4,200
                                                         ------------- -------------- ------------------
        Total expenses                                        6,783          6,231              4,200
                                                         ------------- -------------- ------------------
           Net investment income (loss)                      44,695          8,617             (2,901)
                                                         ------------- -------------- ------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            79,673         36,922              4,944
      Realized gains (losses) on sale of investments        (19,093)         5,705             25,821
                                                         ------------- -------------- ------------------
           Net realized gains (losses)                       60,580         42,627             30,765
                                                         ------------- -------------- ------------------
      Change in unrealized gains (losses) on investments   (755,976)        (9,967)            66,212
                                                         ------------- -------------- ------------------
      Net realized and unrealized gains (losses)
        on investments                                     (695,396)        32,660             96,977
                                                         ------------- -------------- ------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (650,701)      $ 41,277           $ 94,076
                                                         ============= ============== ==================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

           MIST METLIFE AGGRESSIVE STRATEGY                      MIST VAN KAMPEN COMSTOCK
                                SUB-ACCOUNT                                   SUB-ACCOUNT
---------------------------------------------- ---------------------------------------------
     2008           2007         2006              2008           2007        2006
------------ -------------- ------------------ ----------- -------------- ------------------
  $ 3,385        $ 1,181               $ --       $ 306          $ 254                $ 2
------------ -------------- ------------------ ----------- -------------- ------------------
      391            532                 46          83            117                246
------------ -------------- ------------------ ----------- -------------- ------------------
      391            532                 46          83            117                246
------------ -------------- ------------------ ----------- -------------- ------------------
    2,994            649                (46)        223            137               (244)
------------ -------------- ------------------ ----------- -------------- ------------------
   11,152          4,785                 --         580            339                166
   (9,753)         1,268                141        (491)        10,519                281
------------ -------------- ------------------ ----------- -------------- ------------------
    1,399          6,053                141          89         10,858                447
------------ -------------- ------------------ ----------- -------------- ------------------
  (43,074)        (5,424)             1,979      (7,102)       (10,244)            10,404
------------ -------------- ------------------ ----------- -------------- ------------------
  (41,675)           629              2,120      (7,013)           614             10,851
------------ -------------- ------------------ ----------- -------------- ------------------
$ (38,681)       $ 1,278            $ 2,074    $ (6,790)         $ 751           $ 10,607
============ ============== ================== =========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                    MIST MET/AIM CAPITAL APPRECIATION
                                                                                          SUB-ACCOUNT
                                                         -----------------------------------------------
                                                             2008           2007           2006
                                                         ----------- -------------- --------------------
INVESTMENT INCOME:
      Dividends                                             $ 343           $ --                 $ 14
                                                         ----------- -------------- --------------------
EXPENSES:
      Mortality and expense risk charges                       --             --                   --
                                                         ----------- -------------- --------------------
        Total expenses                                         --             --                   --
                                                         ----------- -------------- --------------------
           Net investment income (loss)                       343             --                   14
                                                         ----------- -------------- --------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                              --             --                   --
      Realized gains (losses) on sale of investments         (341)        (2,023)                (115)
                                                         ----------- -------------- --------------------
           Net realized gains (losses)                       (341)        (2,023)                (115)
                                                         ----------- -------------- --------------------
      Change in unrealized gains (losses) on investments   (9,735)         4,834                1,525
                                                         ----------- -------------- --------------------
      Net realized and unrealized gains (losses)
        on investments                                    (10,076)         2,811                1,410
                                                         ----------- -------------- --------------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (9,733)       $ 2,811              $ 1,424
                                                         =========== ============== ====================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

         MIST LOOMIS SAYLES GLOBAL MARKETS              MIST LEGG MASON VALUE EQUITY
                               SUB-ACCOUNT                               SUB-ACCOUNT
------------------------------------------------ --------------------------------------
     2008           2007          2006 (A)          2008         2007       2006 (A)
------------ -------------- -------------------- -------- -------------- --------------
  $ 3,063           $ --                    $ --     $ --        $ --              $ --
------------ -------------- -------------------- -------- -------------- --------------
      339             20                      --       --           2                --
------------ -------------- -------------------- -------- -------------- --------------
      339             20                      --       --           2                --
------------ -------------- -------------------- -------- -------------- --------------
    2,724            (20)                     --       --          (2)               --
------------ -------------- -------------------- -------- -------------- --------------
    3,951             --                      --       --          --                --
   (1,401)            26                      --       --        (254)               --
------------ -------------- -------------------- -------- -------------- --------------
    2,550             26                      --       --        (254)               --
------------ -------------- -------------------- -------- -------------- --------------
  (34,749)         1,074                      --       --          --                --
------------ -------------- -------------------- -------- -------------- --------------
  (32,199)         1,100                      --       --        (254)               --
------------ -------------- -------------------- -------- -------------- --------------
$ (29,475)       $ 1,080                    $ --     $ --      $ (256)             $ --
============ ============== ==================== ======== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                             MIST MFS EMERGING MARKETS EQUITY
                                                                                                  SUB-ACCOUNT
                                                         ----------------------------------------------------
                                                         2008                  2007            2006 (A)
                                                         -------------- -------------- ----------------------
INVESTMENT INCOME:
      Dividends                                                $ 126           $ --                      $ --
                                                         -------------- -------------- ----------------------
EXPENSES:
      Mortality and expense risk charges                          38             16                        --
                                                         -------------- -------------- ----------------------
        Total expenses                                            38             16                        --
                                                         -------------- -------------- ----------------------
           Net investment income (loss)                           88            (16)                       --
                                                         -------------- -------------- ----------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                                845             --                        --
      Realized gains (losses) on sale of investments             (99)            47                        --
                                                         -------------- -------------- ----------------------
           Net realized gains (losses)                           746             47                        --
                                                         -------------- -------------- ----------------------
      Change in unrealized gains (losses) on investments      (6,498)           705                        --
                                                         -------------- -------------- ----------------------
      Net realized and unrealized gains (losses)
        on investments                                        (5,752)           752                        --
                                                         -------------- -------------- ----------------------
      Net increase (decrease) in net assets resulting
        from operations                                     $ (5,664)         $ 736                      $ --
                                                         ============== ============== ======================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                           MSF DAVIS VENTURE VALUE         MSF HARRIS OAKMARK FOCUSED VALUE
                                       SUB-ACCOUNT                              SUB-ACCOUNT
-------------------------------------------------- -------------------------------------------
      2008                       2007         2006       2008           2007         2006
------------- -------------------------- --------- ------------- -------------- --------------
  $ 21,695                   $ 12,210      $ 8,472    $ 1,010        $ 2,393        $ 1,933
------------- -------------------------- --------- ------------- -------------- --------------
     8,668                      8,786        6,287      1,441          2,372          2,746
------------- -------------------------- --------- ------------- -------------- --------------
     8,668                      8,786        6,287      1,441          2,372          2,746
------------- -------------------------- --------- ------------- -------------- --------------
    13,027                      3,424        2,185       (431)            21           (813)
------------- -------------------------- --------- ------------- -------------- --------------
     9,031                         --           --     31,130         52,766         59,665
   (11,588)                    70,813       46,902    (16,506)       (17,228)        13,593
------------- -------------------------- --------- ------------- -------------- --------------
    (2,557)                    70,813       46,902     14,624         35,538         73,258
------------- -------------------------- --------- ------------- -------------- --------------
  (742,231)                   (14,464)     119,316   (166,202)       (65,994)       (30,197)
------------- -------------------------- --------- ------------- -------------- --------------
  (744,788)                    56,349      166,218   (151,578)       (30,456)        43,061
------------- -------------------------- --------- ------------- -------------- --------------
$ (731,761)                  $ 59,773    $ 168,403 $ (152,009)     $ (30,435)      $ 42,248
============= ========================== ========= ============= ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                    MSF JENNISON GROWTH
                                                                                            SUB-ACCOUNT
                                                         --------------------------------------------------
                                                              2008              2007            2006
                                                         ------------ ---------------------- --------------
INVESTMENT INCOME:
      Dividends                                            $ 5,321                  $ 801           $ --
                                                         ------------ ---------------------- --------------
EXPENSES:
      Mortality and expense risk charges                     1,178                  1,117          1,382
                                                         ------------ ---------------------- --------------
        Total expenses                                       1,178                  1,117          1,382
                                                         ------------ ---------------------- --------------
           Net investment income (loss)                      4,143                   (316)        (1,382)
                                                         ------------ ---------------------- --------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                           18,351                  6,718            216
      Realized gains (losses) on sale of investments        (1,248)                25,110         17,174
                                                         ------------ ---------------------- --------------
           Net realized gains (losses)                      17,103                 31,828         17,390
                                                         ------------ ---------------------- --------------
      Change in unrealized gains (losses) on investments  (113,436)                (8,760)        (6,162)
                                                         ------------ ---------------------- --------------
      Net realized and unrealized gains (losses)
        on investments                                     (96,333)                23,068         11,228
                                                         ------------ ---------------------- --------------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (92,190)              $ 22,752        $ 9,846
                                                         ============ ====================== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

            MSF CAPITAL GUARDIAN U.S. EQUITY                  MSF BLACKROCK MONEY MARKET
                                 SUB-ACCOUNT                                 SUB-ACCOUNT
-------------------------------------------- -------------------------------------------
     2008           2007         2006        2008               2007         2006
------------ -------------- ---------------- ----------- ----------- -------------------
  $ 1,148          $ 614             $ 1,400    $ 37,422    $ 72,142            $ 72,360
------------ -------------- ---------------- ----------- ----------- -------------------
       --             --                  --       7,406       8,073               8,477
------------ -------------- ---------------- ----------- ----------- -------------------
       --             --                  --       7,406       8,073               8,477
------------ -------------- ---------------- ----------- ----------- -------------------
    1,148            614               1,400      30,016      64,069              63,883
------------ -------------- ---------------- ----------- ----------- -------------------
   13,008          7,632               1,497          --          --                  --
     (405)           447               3,877          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
   12,603          8,079               5,374          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
  (60,210)        (8,669)              6,893          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
  (47,607)          (590)             12,267          --          --                  --
------------ -------------- ---------------- ----------- ----------- -------------------
$ (46,459)          $ 24            $ 13,667    $ 30,016    $ 64,069            $ 63,883
============ ============== ================ =========== =========== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                                MSF METLIFE STOCK INDEX
                                                                                            SUB-ACCOUNT
                                                         ----------------------------------------------
                                                               2008        2007                  2006
                                                         ------------- -------------------- -----------
INVESTMENT INCOME:
      Dividends                                            $ 11,958              $ 7,208        $ 9,998
                                                         ------------- -------------------- -----------
EXPENSES:
      Mortality and expense risk charges                      3,299                4,005          2,945
                                                         ------------- -------------------- -----------
        Total expenses                                        3,299                4,005          2,945
                                                         ------------- -------------------- -----------
           Net investment income (loss)                       8,659                3,203          7,053
                                                         ------------- -------------------- -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                            25,648               14,011         17,062
      Realized gains (losses) on sale of investments         (2,718)              20,677         10,566
                                                         ------------- -------------------- -----------
           Net realized gains (losses)                       22,930               34,688         27,628
                                                         ------------- -------------------- -----------
      Change in unrealized gains (losses) on investments   (306,542)             (10,199)        43,125
                                                         ------------- -------------------- -----------
      Net realized and unrealized gains (losses)
        on investments                                     (283,612)              24,489         70,753
                                                         ------------- -------------------- -----------
      Net increase (decrease) in net assets resulting
        from operations                                  $ (274,953)            $ 27,692       $ 77,806
                                                         ============= ==================== ===========

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

     MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT             MSF T. ROWE PRICE SMALL CAP GROWTH
                                      SUB-ACCOUNT                                    SUB-ACCOUNT
---------------------------------------------------- -------------------------------------------
     2008        2007                2006               2008       2007              2006
------------ ----------- --------------------------- --------- ----------- ---------------------
    $ 698          $ 367                    $ 375      $ --           $ --                  $ --
------------ ----------- --------------------------- --------- ----------- ---------------------
       85             88                       62        --             --                    --
------------ ----------- --------------------------- --------- ----------- ---------------------
       85             88                       62        --             --                    --
------------ ----------- --------------------------- --------- ----------- ---------------------
      613            279                      313        --             --                    --
------------ ----------- --------------------------- --------- ----------- ---------------------
       --             --                       --        --             --                    --
     (187)           337                      (37)      925             29                    20
------------ ----------- --------------------------- --------- ----------- ---------------------
     (187)           337                      (37)      925             29                    20
------------ ----------- --------------------------- --------- ----------- ---------------------
     (627)            17                      178    (1,224)           380                   139
------------ ----------- --------------------------- --------- ----------- ---------------------
     (814)           354                      141      (299)           409                   159
------------ ----------- --------------------------- --------- ----------- ---------------------
   $ (201)         $ 633                    $ 454    $ (299)         $ 409                 $ 159
============ =========== =========================== ========= =========== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                         FTVIPT TEMPLETON FOREIGN SECURITIES
                                                                                                 SUB-ACCOUNT
                                                         ---------------------------------------------------
                                                              2008         2007                2006
                                                         ------------- ----------- -------------------------
INVESTMENT INCOME:
      Dividends                                               $ 559          $ 527                     $ 295
                                                         ------------- ----------- -------------------------
EXPENSES:
      Mortality and expense risk charges                         --             --                        --
                                                         ------------- ----------- -------------------------
        Total expenses                                           --             --                        --
                                                         ------------- ----------- -------------------------
           Net investment income (loss)                         559            527                       295
                                                         ------------- ----------- -------------------------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS:
      Realized gain distributions                             2,024          1,091                        --
      Realized gains (losses) on sale of investments             21             99                        23
                                                         ------------- ----------- -------------------------
           Net realized gains (losses)                        2,045          1,190                        23
                                                         ------------- ----------- -------------------------
      Change in unrealized gains (losses) on investments    (13,021)         1,905                     3,162
                                                         ------------- ----------- -------------------------
      Net realized and unrealized gains (losses)
        on investments                                      (10,976)         3,095                     3,185
                                                         ------------- ----------- -------------------------
      Net increase (decrease) in net assets resulting
        from operations                                   $ (10,417)       $ 3,622                   $ 3,480
                                                         ============= =========== =========================

(a) For the period May 1, 2006 to December 31, 2006.

The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                               MIST LORD ABBETT GROWTH AND INCOME
                                                                                      SUB-ACCOUNT
                                                     -----------------------------------------------
                                                            2008           2007          2006
                                                     -------------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 29,242       $ 17,855          $ 30,059
  Net realized gains (losses)                            166,581        159,008           204,474
  Change in unrealized gains (losses) on investments  (1,058,701)       (94,231)           90,912
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                  (862,878)        82,632           325,445
                                                     -------------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           112,849        238,060           202,109
  Net transfers (including fixed account)                170,910        (29,261)           (1,403)
  Policy charges                                         (64,359)       (69,828)          (62,031)
  Transfers for policy benefits and terminations         (56,526)      (114,022)          (57,346)
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          162,874         24,949            81,329
                                                     -------------- -------------- -----------------
     Net increase (decrease) in net assets              (700,004)       107,581           406,774
NET ASSETS:
  Beginning of period                                  2,268,907      2,161,326         1,754,552
                                                     -------------- -------------- -----------------
  End of period                                      $ 1,568,903    $ 2,268,907       $ 2,161,326
                                                     ============== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST LORD ABBETT BOND DEBENTURE               MIST VAN KAMPEN MID CAP GROWTH
                            SUB-ACCOUNT                                  SUB-ACCOUNT
------------------------------------------ --------------------------------------------
     2008           2007        2006       2008           2007         2006
------------ -------------- -------------- ---------- -------------- ------------------
 $ 18,597       $ 26,104       $ 34,287       $ 27           $ --               $ --
    4,158          4,833          2,633        157            172                108
 (107,375)         1,293          5,740     (1,186)           254                 37
------------ -------------- -------------- ---------- -------------- ------------------
  (84,620)        32,230         42,660     (1,002)           426                145
------------ -------------- -------------- ---------- -------------- ------------------
    5,515          7,664         15,104         --             --                 --
  (33,389)        (8,568)        (6,830)        --             --                 --
  (17,130)       (16,939)       (16,118)       (43)           (51)               (44)
   (2,019)       (23,479)       (31,135)        (2)             1                 --
------------ -------------- -------------- ---------- -------------- ------------------
  (47,023)       (41,322)       (38,979)       (45)           (50)               (44)
------------ -------------- -------------- ---------- -------------- ------------------
 (131,643)        (9,092)         3,681     (1,047)           376                101
  489,860        498,952        495,271      2,180          1,804              1,703
------------ -------------- -------------- ---------- -------------- ------------------
$ 358,217      $ 489,860      $ 498,952    $ 1,133        $ 2,180            $ 1,804
============ ============== ============== ========== ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                              MIST LORD ABBETT MID CAP VALUE
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                          2008           2007           2006
                                                     ------------ -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 1,494        $ 2,419        $ 1,605
  Net realized gains (losses)                           27,254         36,062         21,638
  Change in unrealized gains (losses) on investments  (117,101)       (36,082)         2,991
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                 (88,353)         2,399         26,234
                                                     ------------ -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners              --             --             --
  Net transfers (including fixed account)                   --             --             --
  Policy charges                                        (4,311)        (5,737)        (5,081)
  Transfers for policy benefits and terminations           (27)            (4)            --
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         (4,338)        (5,741)        (5,081)
                                                     ------------ -------------- --------------
     Net increase (decrease) in net assets             (92,691)        (3,342)        21,153
NET ASSETS:
  Beginning of period                                  231,344        234,686        213,533
                                                     ------------ -------------- --------------
  End of period                                      $ 138,653      $ 231,344      $ 234,686
                                                     ============ ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST OPPENHEIMER CAPITAL APPRECIATION            MIST PIMCO INFLATION PROTECTED BOND
                                  SUB-ACCOUNT                                    SUB-ACCOUNT
------------------------------------------------ ----------------------------------------------
     2008           2007             2006            2008           2007            2006
------------ -------------- -------------------- ------------ -------------- ------------------
 $ 15,634       $ (1,901)              $ (852)    $ 12,990        $ 6,989           $ 11,608
  108,759         44,554                9,724        2,219         (6,444)             7,284
 (357,862)        14,807               19,598      (41,802)        36,770            (19,114)
------------ -------------- -------------------- ------------ -------------- ------------------
 (233,469)        57,460               28,470      (26,593)        37,315               (222)
------------ -------------- -------------------- ------------ -------------- ------------------
   42,322         88,540              117,116       33,353         14,541             67,039
  (76,496)       104,102              (20,618)     (15,076)        18,494             19,688
  (19,253)       (16,330)             (16,967)     (16,289)       (12,445)           (11,802)
   (6,192)       (93,919)                (904)     (17,584)       (32,331)            (2,485)
------------ -------------- -------------------- ------------ -------------- ------------------
  (59,619)        82,393               78,627      (15,596)       (11,741)            72,440
------------ -------------- -------------------- ------------ -------------- ------------------
 (293,088)       139,853              107,097      (42,189)        25,574             72,218
  593,870        454,017              346,920      394,457        368,883            296,665
------------ -------------- -------------------- ------------ -------------- ------------------
$ 300,782      $ 593,870            $ 454,017    $ 352,268      $ 394,457          $ 368,883
============ ============== ==================== ============ ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                     MIST LEGG MASON PARTNERS AGGRESSIVE GROWTH
                                                                                    SUB-ACCOUNT
                                                     ---------------------------------------------
                                                          2008           2007              2006
                                                     ------------ -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ (1,474)      $ (1,094)         $ (1,538)
  Net realized gains (losses)                          (14,742)        29,083            55,752
  Change in unrealized gains (losses) on investments  (102,914)       (24,256)          (63,387)
                                                     ------------ -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (119,130)         3,733            (9,173)
                                                     ------------ -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          16,692         31,165            38,398
  Net transfers (including fixed account)              (22,028)        82,270           (35,836)
  Policy charges                                       (13,265)       (14,142)          (12,855)
  Transfers for policy benefits and terminations       (11,270)        (1,108)            1,451
                                                     ------------ -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (29,871)        98,185            (8,842)
                                                     ------------ -------------- -----------------
     Net increase (decrease) in net assets            (149,001)       101,918           (18,015)
NET ASSETS:
  Beginning of period                                  363,519        261,601           279,616
                                                     ------------ -------------- -----------------
  End of period                                      $ 214,518      $ 363,519         $ 261,601
                                                     ============ ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                          MIST PIMCO TOTAL RETURN                             MIST RCM TECHNOLOGY
                                      SUB-ACCOUNT                                     SUB-ACCOUNT
---------------------------------------------------- -----------------------------------------------
     2008                       2007        2006        2008               2007             2006
------------ -------------------------- ------------ ----------- ---------------------- ------------
 $ 26,694                   $ 21,812     $ 15,673    $ 15,903                 $ (722)      $ (554)
   14,755                        243         (157)     31,140                 11,045        4,996
  (43,481)                    30,757       12,464    (115,801)                26,305        3,326
------------ -------------------------- ------------ ----------- ---------------------- ------------
   (2,032)                    52,812       27,980     (68,758)                36,628        7,768
------------ -------------------------- ------------ ----------- ---------------------- ------------
   37,130                     67,296      109,154      14,423                 31,406       32,947
   22,987                      9,781        4,017      (4,072)                (8,213)     (10,893)
  (48,769)                   (35,197)     (32,687)     (7,320)                (6,974)      (5,785)
  (42,074)                   (33,355)     (11,182)     (2,135)               (12,312)           7
------------ -------------------------- ------------ ----------- ---------------------- ------------
  (30,726)                     8,525       69,302         896                  3,907       16,276
------------ -------------------------- ------------ ----------- ---------------------- ------------
  (32,758)                    61,337       97,282     (67,862)                40,535       24,044
  804,151                    742,814      645,532     155,143                114,608       90,564
------------ -------------------------- ------------ ----------- ---------------------- ------------
$ 771,393                  $ 804,151    $ 742,814    $ 87,281              $ 155,143    $ 114,608
============ ========================== ============ =========== ====================== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                             MIST T. ROWE PRICE MID CAP GROWTH
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                          2008           2007          2006
                                                     ------------ -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                        $ (2,622)      $ (1,990)        $ (2,563)
  Net realized gains (losses)                           62,546         78,507           28,756
  Change in unrealized gains (losses) on investments  (314,888)        16,999            4,842
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from operations                                (254,964)        93,516           31,035
                                                     ------------ -------------- ----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          56,371        116,843           93,296
  Net transfers (including fixed account)               14,296        (34,919)          72,754
  Policy charges                                       (24,611)       (25,270)         (20,987)
  Transfers for policy benefits and terminations         2,069        (77,547)          (8,540)
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         48,125        (20,893)         136,523
                                                     ------------ -------------- ----------------
     Net increase (decrease) in net assets            (206,839)        72,623          167,558
NET ASSETS:
  Beginning of period                                  643,719        571,096          403,538
                                                     ------------ -------------- ----------------
  End of period                                      $ 436,880      $ 643,719        $ 571,096
                                                     ============ ============== ================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST MFS RESEARCH INTERNATIONAL              MIST MET/AIM SMALL CAP GROWTH
                            SUB-ACCOUNT                                SUB-ACCOUNT
------------------------------------------ ------------------------------------------
     2008           2007        2006         2008           2007           2006
------------ -------------- -------------- ------------ -------------- --------------
 $ 16,955        $ 8,320        $ 4,492     $ (1,286)      $ (1,859)      $ (1,769)
   97,753        170,631         59,799       30,704         10,653         68,728
 (677,193)       (72,212)        78,131     (117,892)        24,137        (30,673)
------------ -------------- -------------- ------------ -------------- --------------
 (562,485)       106,739        142,422      (88,474)        32,931         36,286
------------ -------------- -------------- ------------ -------------- --------------
  123,376        309,118        209,786       22,482         30,823         36,894
  184,436        106,859        168,430     (117,751)        (8,205)       (70,585)
  (37,484)       (27,740)       (20,428)     (11,949)       (14,674)       (14,244)
   (3,153)       (94,816)       (33,615)     (10,420)          (270)          (309)
------------ -------------- -------------- ------------ -------------- --------------
  267,175        293,421        324,173     (117,638)         7,674        (48,244)
------------ -------------- -------------- ------------ -------------- --------------
 (295,310)       400,160        466,595     (206,112)        40,605        (11,958)
1,188,355        788,195        321,600      340,944        300,339        312,297
------------ -------------- -------------- ------------ -------------- --------------
$ 893,045    $ 1,188,355      $ 788,195    $ 134,832      $ 340,944      $ 300,339
============ ============== ============== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                               MIST LAZARD MID CAP
                                                                                       SUB-ACCOUNT
                                                     ------------------------------------------------
                                                          2008            2007                2006
                                                     ------------ ---------------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,801                  $ 420         $ 47
  Net realized gains (losses)                           (1,006)                58,371       68,830
  Change in unrealized gains (losses) on investments  (164,148)               (89,336)      (8,604)
                                                     ------------ ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                (160,353)               (30,545)      60,273
                                                     ------------ ---------------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          29,678                 27,466       33,238
  Net transfers (including fixed account)             (173,327)               129,996      (32,962)
  Policy charges                                       (18,129)               (22,981)     (19,804)
  Transfers for policy benefits and terminations        (9,666)                  (389)     (16,328)
                                                     ------------ ---------------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                       (171,444)               134,092      (35,856)
                                                     ------------ ---------------------- ------------
     Net increase (decrease) in net assets            (331,797)               103,547       24,417
NET ASSETS:
  Beginning of period                                  585,674                482,127      457,710
                                                     ------------ ---------------------- ------------
  End of period                                      $ 253,877              $ 585,674    $ 482,127
                                                     ============ ====================== ============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

         MIST HARRIS OAKMARK INTERNATIONAL            MIST THIRD AVENUE SMALL CAP VALUE
                               SUB-ACCOUNT                                  SUB-ACCOUNT
--------------------------------------------- --------------------------------------------
     2008           2007            2006           2008           2007           2006
------------ -------------- ----------------- ------------ -------------- ----------------
 $ 12,208        $ 3,567          $ 17,061      $ 4,076        $ 4,283            $ 431
   95,691        133,785            94,240       33,115         70,133           74,646
 (475,084)      (155,675)           82,213     (203,477)       (97,112)         (14,435)
------------ -------------- ----------------- ------------ -------------- ----------------
 (367,185)       (18,323)          193,514     (166,286)       (22,696)          60,642
------------ -------------- ----------------- ------------ -------------- ----------------
  118,422        242,471           244,668       74,599        167,828          152,617
  (95,999)       (76,734)         (101,325)    (185,137)        44,520          (19,142)
  (29,744)       (37,934)          (35,205)     (25,846)       (26,578)         (24,079)
   (2,570)       (95,409)           (2,046)     (10,846)       (14,127)         (12,418)
------------ -------------- ----------------- ------------ -------------- ----------------
   (9,891)        32,394           106,092     (147,230)       171,643           96,978
------------ -------------- ----------------- ------------ -------------- ----------------
 (377,076)        14,071           299,606     (313,516)       148,947          157,620
  971,060        956,989           657,383      759,746        610,799          453,179
------------ -------------- ----------------- ------------ -------------- ----------------
$ 593,984      $ 971,060         $ 956,989    $ 446,230      $ 759,746        $ 610,799
============ ============== ================= ============ ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                          MIST CLARION GLOBAL REAL ESTATE
                                                                              SUB-ACCOUNT
                                                     ----------------------------------------------
                                                         2008           2007            2006
                                                     ----------- -------------- -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 344          $ 153               $ 168
  Net realized gains (losses)                            (878)         4,464               3,148
  Change in unrealized gains (losses) on investments  (12,906)       (10,410)              5,084
                                                     ----------- -------------- -------------------
     Net increase (decrease) in net assets resulting
       from operations                                (13,440)        (5,793)              8,400
                                                     ----------- -------------- -------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          5,292          5,675              14,376
  Net transfers (including fixed account)              (8,089)         2,625              (4,127)
  Policy charges                                       (1,570)        (1,857)             (1,394)
  Transfers for policy benefits and terminations          152             47                 228
                                                     ----------- -------------- -------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (4,215)         6,490               9,083
                                                     ----------- -------------- -------------------
     Net increase (decrease) in net assets            (17,655)           697              17,483
NET ASSETS:
  Beginning of period                                  37,240         36,543              19,060
                                                     ----------- -------------- -------------------
  End of period                                      $ 19,585       $ 37,240            $ 36,543
                                                     =========== ============== ===================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

             MIST TURNER MID CAP GROWTH            MIST GOLDMAN SACHS MID CAP VALUE
                            SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------------ -------------------------------------------
     2008           2007    2006               2008           2007             2006
------------ -------------- -------------- ----------- -------------- ----------------
   $ (383)         $ (39)        $ (132)    $ 2,834          $ 355         $ (1,354)
     (412)         5,902            (12)     17,380         40,268              350
  (64,823)        (3,861)         4,569     (63,448)       (29,431)          41,925
------------ -------------- -------------- ----------- -------------- ----------------
  (65,618)         2,002          4,425     (43,234)        11,192           40,921
------------ -------------- -------------- ----------- -------------- ----------------
    1,071          1,071          2,137      63,234        141,977          133,519
  165,746            264         46,298    (315,749)        10,796           68,838
   (2,813)          (901)        (1,083)     (8,807)       (11,293)         (11,179)
      222        (50,555)        (1,055)        928       (126,988)             370
------------ -------------- -------------- ----------- -------------- ----------------
  164,226        (50,121)        46,297    (260,394)        14,492          191,548
------------ -------------- -------------- ----------- -------------- ----------------
   98,608        (48,119)        50,722    (303,628)        25,684          232,469
    4,351         52,470          1,748     401,338        375,654          143,185
------------ -------------- -------------- ----------- -------------- ----------------
$ 102,959        $ 4,351       $ 52,470    $ 97,710      $ 401,338        $ 375,654
============ ============== ============== =========== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                   MIST METLIFE DEFENSIVE STRATEGY
                                                                                       SUB-ACCOUNT
                                                     ---------------------------------------------
                                                     2008                  2007           2006
                                                     -------------- ----------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                             $ 226           $ --               $ --
  Net realized gains (losses)                                357             --                 --
  Change in unrealized gains (losses) on investments      (4,583)            --                 --
                                                     -------------- ----------- ------------------
     Net increase (decrease) in net assets resulting
       from operations                                    (4,000)            --                 --
                                                     -------------- ----------- ------------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             7,814             --                 --
  Net transfers (including fixed account)                 23,566             --                 --
  Policy charges                                            (640)            --                 --
  Transfers for policy benefits and terminations             (29)            --                 --
                                                     -------------- ----------- ------------------
     Net increase (decrease) in net assets resulting
       from policy transactions                           30,711             --                 --
                                                     -------------- ----------- ------------------
     Net increase (decrease) in net assets                26,711             --                 --
NET ASSETS:
  Beginning of period                                         --             --                 --
                                                     -------------- ----------- ------------------
  End of period                                         $ 26,711           $ --               $ --
                                                     ============== =========== ==================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

             MIST METLIFE MODERATE STRATEGY             MIST METLIFE BALANCED STRATEGY
                                SUB-ACCOUNT                                SUB-ACCOUNT
---------------------------------------------- ------------------------------------------
     2008           2007        2006                2008           2007           2006
------------ -------------- ------------------ ------------ -------------- --------------
  $ 2,438          $ 590             $ (102)    $ 13,002        $ 4,617         $ (824)
    2,935          1,284                233       16,660         12,404          3,284
  (45,240)            93              2,059     (134,113)        (2,121)        22,348
------------ -------------- ------------------ ------------ -------------- --------------
  (39,867)         1,967              2,190     (104,451)        14,900         24,808
------------ -------------- ------------------ ------------ -------------- --------------
  137,550             --             31,362        2,169          2,168          1,671
       --             --              5,333          269             41        264,573
   (8,298)        (4,962)            (4,464)     (10,920)       (11,634)       (11,474)
    2,070             (9)               184            1              4         (1,622)
------------ -------------- ------------------ ------------ -------------- --------------
  131,322         (4,971)            32,415       (8,481)        (9,421)       253,148
------------ -------------- ------------------ ------------ -------------- --------------
   91,455         (3,004)            34,605     (112,932)         5,479        277,956
   31,601         34,605                 --      329,972        324,493         46,537
------------ -------------- ------------------ ------------ -------------- --------------
$ 123,056       $ 31,601           $ 34,605    $ 217,040      $ 329,972      $ 324,493
============ ============== ================== ============ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                  MIST METLIFE GROWTH STRATEGY
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                            2008           2007        2006
                                                     -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 44,695        $ 8,617       $ (2,901)
  Net realized gains (losses)                             60,580         42,627         30,765
  Change in unrealized gains (losses) on investments    (755,976)        (9,967)        66,212
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from operations                                  (650,701)        41,277         94,076
                                                     -------------- -------------- --------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners           124,254        124,253        448,413
  Net transfers (including fixed account)                538,455         74,741        173,787
  Policy charges                                         (83,233)       (57,987)       (47,238)
  Transfers for policy benefits and terminations           9,821            848           (707)
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          589,297        141,855        574,255
                                                     -------------- -------------- --------------
     Net increase (decrease) in net assets               (61,404)       183,132        668,331
NET ASSETS:
  Beginning of period                                  1,153,987        970,855        302,524
                                                     -------------- -------------- --------------
  End of period                                      $ 1,092,583    $ 1,153,987      $ 970,855
                                                     ============== ============== ==============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

        MIST METLIFE AGGRESSIVE STRATEGY                 MIST VAN KAMPEN COMSTOCK
                             SUB-ACCOUNT                              SUB-ACCOUNT
------------------------------------------- ----------------------------------------
    2008           2007           2006         2008           2007          2006
----------- -------------- ---------------- ----------- -------------- -------------
 $ 2,994          $ 649            $ (46)      $ 223          $ 137        $ (244)
   1,399          6,053              141          89         10,858           447
 (43,074)        (5,424)           1,979      (7,102)       (10,244)       10,404
----------- -------------- ---------------- ----------- -------------- -------------
 (38,681)         1,278            2,074      (6,790)           751        10,607
----------- -------------- ---------------- ----------- -------------- -------------
   3,210         52,336           49,127       2,595          1,511        10,104
   1,036         21,966           10,280       2,004          1,509        68,565
 (18,110)       (21,239)          (3,351)     (2,019)        (2,034)       (2,094)
 (11,748)           309               19         (55)       (77,593)         (182)
----------- -------------- ---------------- ----------- -------------- -------------
 (25,612)        53,372           56,075       2,525        (76,607)       76,393
----------- -------------- ---------------- ----------- -------------- -------------
 (64,293)        54,650           58,149      (4,265)       (75,856)       87,000
 112,799         58,149               --      17,330         93,186         6,186
----------- -------------- ---------------- ----------- -------------- -------------
$ 48,506      $ 112,799         $ 58,149    $ 13,065       $ 17,330      $ 93,186
=========== ============== ================ =========== ============== =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                          MIST MET/AIM CAPITAL APPRECIATION
                                                                                 SUB-ACCOUNT
                                                     ------------------------------------------
                                                         2008           2007        2006
                                                     ----------- -------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 343           $ --            $ 14
  Net realized gains (losses)                            (341)        (2,023)           (115)
  Change in unrealized gains (losses) on investments   (9,735)         4,834           1,525
                                                     ----------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from operations                                 (9,733)         2,811           1,424
                                                     ----------- -------------- ---------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             --             --              --
  Net transfers (including fixed account)                  --             --              --
  Policy charges                                         (422)          (604)           (551)
  Transfers for policy benefits and terminations       (3,503)            (2)             --
                                                     ----------- -------------- ---------------
     Net increase (decrease) in net assets resulting
       from policy transactions                        (3,925)          (606)           (551)
                                                     ----------- -------------- ---------------
     Net increase (decrease) in net assets            (13,658)         2,205             873
NET ASSETS:
  Beginning of period                                  26,058         23,853          22,980
                                                     ----------- -------------- ---------------
  End of period                                      $ 12,400       $ 26,058        $ 23,853
                                                     =========== ============== ===============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                    MIST LOOMIS SAYLES GLOBAL MARKETS                     MIST LEGG MASON VALUE EQUITY
                                          SUB-ACCOUNT                                      SUB-ACCOUNT
----------------------------------------------------- ------------------------------------------------
    2008            2007             2006 (A)           2008         2007              2006 (A)
-------------- -------------- ----------------------- -------- -------------- ------------------------
    $ 2,724          $ (20)                      $ --     $ --        $ (2)                       $ --
      2,550             26                         --       --        (254)                         --
    (34,749)         1,074                         --       --          --                          --
-------------- -------------- ----------------------- -------- -------------- ------------------------
    (29,475)         1,080                         --       --        (256)                         --
-------------- -------------- ----------------------- -------- -------------- ------------------------
      1,289            328                         --       --          --                          --
         --         75,381                         --       --       4,046                          --
     (3,657)          (330)                        --       --      (1,207)                         --
         14           (559)                        --       --      (2,583)                         --
-------------- -------------- ----------------------- -------- -------------- ------------------------
     (2,354)        74,820                         --       --        (256)                         --
-------------- -------------- ----------------------- -------- -------------- ------------------------
    (31,829)        75,900                         --       --          --                          --
     75,900             --                         --       --          --                          --
-------------- -------------- ----------------------- -------- -------------- ------------------------
   $ 44,071       $ 75,900                       $ --     $ --        $ --                        $ --
============== ============== ======================= ======== ============== ========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                   MIST MFS EMERGING MARKETS EQUITY
                                                                                        SUB-ACCOUNT
                                                     ----------------------------------------------
                                                          2008             2007      2006 (A)
                                                     -------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                              $ 88          $ (16)               $ --
  Net realized gains (losses)                                746             47                  --
  Change in unrealized gains (losses) on investments      (6,498)           705                  --
                                                     -------------- -------------- ----------------
     Net increase (decrease) in net assets resulting
       from operations                                    (5,664)           736                  --
                                                     -------------- -------------- ----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners               550            138                  --
  Net transfers (including fixed account)                  1,936          8,408                  --
  Policy charges                                            (404)            --                  --
  Transfers for policy benefits and terminations              18             (1)                 --
                                                     -------------- -------------- ----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                            2,100          8,545                  --
                                                     -------------- -------------- ----------------
     Net increase (decrease) in net assets                (3,564)         9,281                  --
NET ASSETS:
  Beginning of period                                      9,281             --                  --
                                                     -------------- -------------- ----------------
  End of period                                          $ 5,717        $ 9,281                $ --
                                                     ============== ============== ================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

                     MSF DAVIS VENTURE VALUE             MSF HARRIS OAKMARK FOCUSED VALUE
                                 SUB-ACCOUNT                                  SUB-ACCOUNT
----------------------------------------------- --------------------------------------------
       2008              2007           2006         2008           2007             2006
-------------- ----------------- -------------- ------------ -------------- ----------------
   $ 13,027           $ 3,424        $ 2,185       $ (431)          $ 21           $ (813)
     (2,557)           70,813         46,902       14,624         35,538           73,258
   (742,231)          (14,464)       119,316     (166,202)       (65,994)         (30,197)
-------------- ----------------- -------------- ------------ -------------- ----------------
   (731,761)           59,773        168,403     (152,009)       (30,435)          42,248
-------------- ----------------- -------------- ------------ -------------- ----------------
    159,131           390,095        359,347        4,930         12,894           89,848
    117,108            20,042         90,217       24,376        (63,059)        (260,250)
    (63,669)          (59,108)       (50,425)     (13,515)       (17,686)         (20,776)
    (33,201)          (89,716)       (19,518)      (9,357)          (211)            (466)
-------------- ----------------- -------------- ------------ -------------- ----------------
    179,369           261,313        379,621        6,434        (68,062)        (191,644)
-------------- ----------------- -------------- ------------ -------------- ----------------
   (552,392)          321,086        548,024     (145,575)       (98,497)        (149,396)
  1,784,580         1,463,494        915,470      325,329        423,826          573,222
-------------- ----------------- -------------- ------------ -------------- ----------------
$ 1,232,188       $ 1,784,580    $ 1,463,494    $ 179,754      $ 325,329        $ 423,826
============== ================= ============== ============ ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                          MSF JENNISON GROWTH
                                                                                  SUB-ACCOUNT
                                                     ------------ ----------------- ------------
                                                          2008              2007         2006
                                                     ------------ ----------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 4,143            $ (316)    $ (1,382)
  Net realized gains (losses)                           17,103            31,828       17,390
  Change in unrealized gains (losses) on investments  (113,436)           (8,760)      (6,162)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from operations                                 (92,190)           22,752        9,846
                                                     ------------ ----------------- ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          34,766            31,811       47,487
  Net transfers (including fixed account)               50,074           (23,548)      (2,208)
  Policy charges                                       (11,050)           (8,736)      (9,400)
  Transfers for policy benefits and terminations        (2,157)          (76,140)     (13,099)
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         71,633           (76,613)      22,780
                                                     ------------ ----------------- ------------
     Net increase (decrease) in net assets             (20,557)          (53,861)      32,626
NET ASSETS:
  Beginning of period                                  214,975           268,836      236,210
                                                     ------------ ----------------- ------------
  End of period                                      $ 194,418         $ 214,975    $ 268,836
                                                     ============ ================= ============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

             MSF CAPITAL GUARDIAN U.S. EQUITY                     MSF BLACKROCK MONEY MARKET
                                  SUB-ACCOUNT                                    SUB-ACCOUNT
------------------------------------------------ ----------------------------------------------
2008                  2007               2006           2008           2007             2006
-------------- -------------- ------------------ -------------- -------------- ----------------
    $ 1,148          $ 614            $ 1,400       $ 30,016       $ 64,069         $ 63,883
     12,603          8,079              5,374             --             --               --
    (60,210)        (8,669)             6,893             --             --               --
-------------- -------------- ------------------ -------------- -------------- ----------------
    (46,459)            24             13,667         30,016         64,069           63,883
-------------- -------------- ------------------ -------------- -------------- ----------------
         --             --                 --        304,245        496,728          219,012
         --             --                 --       (208,857)      (577,675)        (569,123)
     (2,139)        (2,920)            (3,148)       (94,276)      (102,519)         (94,136)
     (5,218)           (18)           (21,740)       (55,500)           240           (2,141)
-------------- -------------- ------------------ -------------- -------------- ----------------
     (7,357)        (2,938)           (24,888)       (54,388)      (183,226)        (446,388)
-------------- -------------- ------------------ -------------- -------------- ----------------
    (53,816)        (2,914)           (11,221)       (24,372)      (119,157)        (382,505)
    121,533        124,447            135,668      1,421,020      1,540,177        1,922,682
-------------- -------------- ------------------ -------------- -------------- ----------------
   $ 67,717      $ 121,533          $ 124,447    $ 1,396,648    $ 1,421,020      $ 1,540,177
============== ============== ================== ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                                       MSF METLIFE STOCK INDEX
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                          2008          2007            2006
                                                     ------------ ------------------ ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ 8,659            $ 3,203      $ 7,053
  Net realized gains (losses)                           22,930             34,688       27,628
  Change in unrealized gains (losses) on investments  (306,542)           (10,199)      43,125
                                                     ------------ ------------------ ------------
     Net increase (decrease) in net assets resulting
       from operations                                (274,953)            27,692       77,806
                                                     ------------ ------------------ ------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners          31,027             68,074       70,073
  Net transfers (including fixed account)               18,712             39,087        2,655
  Policy charges                                       (23,871)           (23,629)     (20,363)
  Transfers for policy benefits and terminations           538               (875)      (2,225)
                                                     ------------ ------------------ ------------
     Net increase (decrease) in net assets resulting
       from policy transactions                         26,406             82,657       50,140
                                                     ------------ ------------------ ------------
     Net increase (decrease) in net assets            (248,547)           110,349      127,946
NET ASSETS:
  Beginning of period                                  718,818            608,469      480,523
                                                     ------------ ------------------ ------------
  End of period                                      $ 470,271          $ 718,818    $ 608,469
                                                     ============ ================== ============

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

       MSF WESTERN ASSET MANAGEMENT U.S. GOVERNMENT               MSF T. ROWE PRICE SMALL CAP GROWTH
                                        SUB-ACCOUNT                                      SUB-ACCOUNT
------------------------------------------------------ ------------------------------------------------
     2008           2007              2006               2008         2007                2006
-------------- -------------- ------------------------ --------- -------------- -----------------------
      $ 613          $ 279                    $ 313      $ --           $ --                    $ --
       (187)           337                      (37)      925             29                      20
       (627)            17                      178    (1,224)           380                     139
-------------- -------------- ------------------------ --------- -------------- -----------------------
       (201)           633                      454      (299)           409                     159
-------------- -------------- ------------------------ --------- -------------- -----------------------
         --          2,623                    5,288        --             --                      --
     (2,574)         2,508                    6,883        --             --                      --
     (2,132)        (1,722)                  (1,581)       (8)          (110)                   (104)
         (2)           (34)                      22    (4,154)            (1)                     --
-------------- -------------- ------------------------ --------- -------------- -----------------------
     (4,708)         3,375                   10,612    (4,162)          (111)                   (104)
-------------- -------------- ------------------------ --------- -------------- -----------------------
     (4,909)         4,008                   11,066    (4,461)           298                      55
     17,283         13,275                    2,209     4,461          4,163                   4,108
-------------- -------------- ------------------------ --------- -------------- -----------------------
   $ 12,374       $ 17,283                 $ 13,275      $ --        $ 4,461                 $ 4,163
============== ============== ======================== ========= ============== =======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                           FTVIPT TEMPLETON FOREIGN SECURITIES
                                                                                   SUB-ACCOUNT
                                                     --------------------------------------------
                                                         2008           2007       2006
                                                     ----------- -------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                          $ 559          $ 527             $ 295
  Net realized gains (losses)                           2,045          1,190                23
  Change in unrealized gains (losses) on investments  (13,021)         1,905             3,162
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from operations                                (10,417)         3,622             3,480
                                                     ----------- -------------- -----------------
POLICY TRANSACTIONS:
  Premium payments received from policy owners             --             --                --
  Net transfers (including fixed account)                  --             --            20,000
  Policy charges                                         (463)          (582)             (378)
  Transfers for policy benefits and terminations          (53)             2               122
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets resulting
       from policy transactions                          (516)          (580)           19,744
                                                     ----------- -------------- -----------------
     Net increase (decrease) in net assets            (10,933)         3,042            23,224
NET ASSETS:
  Beginning of period                                  26,266         23,224                --
                                                     ----------- -------------- -----------------
  End of period                                      $ 15,333       $ 26,266          $ 23,224
                                                     =========== ============== =================

(a) For the period May 1, 2006 to December 31, 2006.


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Life Account Five (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Board of Directors of MetLife Investors Insurance Company of California ("MLIOC") on October 23, 1991 to support operations of MLIOC with respect to certain variable life insurance policies (the "Policies"). On November 9, 2006, MLIOC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
Metropolitan Series Fund, Inc. ("MSF")*
AIM Variable Insurance Funds ("AIM V.I.")

Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust
("FTVIPT")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other business the Company may conduct.

Premium payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the policy owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-
Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account

MIST Van Kampen Comstock Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Legg Mason Value Equity Sub-Account*
MIST MFS Emerging Markets Equity Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MetLife Stock Index Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account*
MSF BlackRock Bond Income Sub-Account*
MSF T. Rowe Price Large Cap Growth Sub-Account*
MSF T. Rowe Price Small Cap Growth Sub-Account*
AIM V.I. International Growth Sub-Account*
Putnam VT Growth and Income Sub-Account*
Putnam VT Vista Sub-Account*
FTVIPT Templeton Growth Securities Sub-Account*
FTVIPT Templeton Foreign Securities Sub-Account

* This Sub-Account had no net assets as of December 31, 2008.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

The following Sub-Account ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGE:

OLD NAME

Neuberger Berman Real Estate Portfolio

NEW NAME

Clarion Global Real Estate Portfolio

SUBSTITUTION:

OLD NAME

Templeton Developing Markets Securities Portfolio

NEW NAME

MFS Emerging Markets Equity Portfolio

This report is prepared for the general information of policy owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable life separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATIONS
The Sub-Accounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Policies. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Policies.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

PREMIUM PAYMENTS
The Company deducts a sales charge for certain policies and a state premium tax charge from premiums before amounts are allocated to the Separate Account. In the case of certain Policies, the Company also deducts a federal income tax charge before amounts are allocated to the Separate Account. This federal income tax charge is imposed in connection with certain Policies to recover a portion of the federal income tax adjustment attributable to policy acquisition expenses. Net premiums are reported as payments received from policy owners on the statements of changes in net assets of the applicable Sub-Accounts and credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS
Funds transferred by the policy owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets and liabilities based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset value as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charge is an asset-based charge and assessed through a daily reduction in unit values, which is recorded as an expense in the accompanying statements of operations of the applicable Sub-accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

The table below represents the range of effective annual rates for the respective charge for the year ended December 31, 2008:

Mortality and Expense Risk 0.05% - 0.55%

The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular policy.

For some Policies, the Mortality and Expense Risk charge, which ranges from ..50% to .90%, is assessed on a monthly basis through the redemption of units. Other policy charges that are assessed through the redemption of units generally include: cost of insurance ("COI") charges, administrative charges, a policy fee, and charges for benefits provided by rider. The COI charge is the primary charge under the policy for the death benefit provided by the Company which may vary by policy based on underwriting criteria. A transfer fee of $25 may be deducted after twelve transfers are made in a policy year. Administrative charges range from $.03 to $1.01 for every $1,000 of policy face amount and are assessed monthly for the first 10 policy years. Certain policies impose a monthly tax expense charge at a .40% annual rate for the first 10 policy years and a monthly administrative charge at a .40% annual rate for the life of the policy. Policy fees range from $6 to $30 and are assessed monthly or annually depending on the policy and the policy year. In addition, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period that ranges from 0% to 45% of the policy's target premium. Most policies offer optional benefits that can be added to the policy by rider. The charge for riders that provide life insurance benefits can range from $.01 to $83.33 per $1,000 of coverage and the charge for riders providing benefits in the event of disability can range from $1.30 to $28.50 per $100 of the benefit provided. These charges are recorded as policy charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                         FOR THE YEAR ENDED
                                                       AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                       ----------------------- ----------------------------
                                                                                     COST OF       PROCEEDS
                                                        SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                       ------- --------------- ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account          95,434       2,354,866       527,805        139,410
MIST Lord Abbett Bond Debenture Sub-Account             36,779         442,761        32,248         53,767
MIST Van Kampen Mid Cap Growth Sub-Account                 198           1,945           193             47
MIST Lord Abbett Mid Cap Value Sub-Account              13,332         220,231        29,694          4,609
MIST Oppenheimer Capital Appreciation Sub-Account       76,537         611,384       199,635        111,431
MIST PIMCO Inflation Protected Bond Sub-Account         35,840         376,481        56,860         58,602
MIST Legg Mason Partners Aggressive Growth Sub-Account  46,945         331,640       108,511        137,480
MIST PIMCO Total Return Sub-Account                     66,501         771,541       254,952        240,007
MIST RCM Technology Sub-Account                         36,369         159,514        67,403         16,025
MIST T. Rowe Price Mid Cap Growth Sub-Account           82,433         657,374       151,822         40,859
MIST MFS Research International Sub-Account            120,521       1,497,484       452,029         55,708
MIST Met/AIM Small Cap Growth Sub-Account               16,133         197,059        52,871        145,202
MIST Lazard Mid Cap Sub-Account                         36,638         453,324        82,021        209,554
MIST Harris Oakmark International Sub-Account           69,312       1,089,432       301,815        157,957
MIST Third Avenue Small Cap Value Sub-Account           43,366         659,980       133,575        227,235
MIST Clarion Global Real Estate Sub-Account              2,653          35,096        13,616         15,238
MIST Turner Mid Cap Growth Sub-Account                  14,069         166,954       167,345          3,115
MIST Goldman Sachs Mid Cap Value Sub-Account            12,233         158,498        77,358        303,532
MIST MetLife Defensive Strategy Sub-Account              3,079          31,309        32,175            789
MIST MetLife Moderate Strategy Sub-Account              14,847         166,179       146,555          8,656
MIST MetLife Balanced Strategy Sub-Account              29,819         329,821        35,119         11,966
MIST MetLife Growth Strategy Sub-Account               153,455       1,780,252       797,453         83,781
MIST MetLife Aggressive Strategy Sub-Account             7,690          95,047        18,750         30,194
MIST Van Kampen Comstock Sub-Account                     1,914          19,937         5,291          1,926
MIST Met/AIM Capital Appreciation Sub-Account            1,821          21,058           411          3,991
MIST Loomis Sayles Global Markets Sub-Account            6,046          77,753         8,301          3,992
MIST Legg Mason Value Equity Sub-Account                    --              --            --             --
MIST MFS Emerging Markets Equity Sub-Account             1,002          11,558         3,335            260
MSF Davis Venture Value Sub-Account                     56,706       1,742,463       313,545        111,363
MSF Harris Oakmark Focused Value Sub-Account             1,697         398,578        64,729         27,561
MSF Jennison Growth Sub-Account                         24,897         279,640       118,883         24,749
MSF Capital Guardian U.S. Equity Sub-Account            10,466         117,379        14,282          7,483
MSF BlackRock Money Market Sub-Account                  13,967       1,396,688       333,326        357,700
MSF MetLife Stock Index Sub-Account                     21,368         677,957        84,925         24,254
MSF Western Asset Management U.S. Government
  Sub-Account                                            1,042          12,847           737          4,796
MSF T. Rowe Price Small Cap Growth Sub-Account              --              --            --          4,161
FTVIPT Templeton Foreign Securities Sub-Account          1,400          23,288         2,820            750
                                                       ======= =============== ============= ==============

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                MIST LORD ABBETT                       MIST LORD ABBETT
                                               GROWTH AND INCOME                         BOND DEBENTURE
                                                     SUB-ACCOUNT                            SUB-ACCOUNT
                               ------------------------------------ -------------------------------------
                                  2008           2007       2006      2008          2007           2006
                               ---------- -------------- ---------- --------- ----------------- ---------
Units beginning of year        124,894        121,421    113,690    30,422            32,959    35,636
Units issued and transferred
  from other funding options    23,752         16,676     25,102       398               699     4,217
Units redeemed and transferred
  to other funding options     (10,650)       (13,203)   (17,371)   (3,602)           (3,236)   (6,894)
                               ---------- -------------- ---------- --------- ----------------- ---------
Units end of year              137,996        124,894    121,421    27,218            30,422    32,959
                               ========== ============== ========== ========= ================= =========

                                          CAPITAL APPRECIATION              INFLATION PROTECTED BOND
                                                   SUB-ACCOUNT                           SUB-ACCOUNT
                               ---------------------------------- -------------------------------------
                                 2008           2007      2006      2008           2007          2006
                               --------- -------------- --------- --------- ----------------- ---------
Units beginning of year        43,307         37,672    30,865    30,909            31,934    25,707
Units issued and transferred
  from other funding options    5,933         14,666    14,690     3,288             6,319     9,845
Units redeemed and transferred
  to other funding options     (8,560)        (9,031)   (7,883)   (4,469)           (7,344)   (3,618)
                               --------- -------------- --------- --------- ----------------- ---------
Units end of year              40,680         43,307    37,672    29,728            30,909    31,934
                               ========= ============== ========= ========= ================= =========

                                                    TECHNOLOGY                        MID CAP GROWTH
                                                   SUB-ACCOUNT                           SUB-ACCOUNT
                               ---------------------------------- -------------------------------------
                                 2008           2007      2006      2008              2007      2006
                               --------- -------------- --------- --------- ----------------- ---------
Units beginning of year        13,942         13,486    11,180    46,138            47,967    35,921
Units issued and transferred
  from other funding options    1,958          3,172     4,969     9,233            10,919    15,644
Units redeemed and transferred
  to other funding options     (1,752)        (2,716)   (2,663)   (3,228)          (12,748)   (3,598)
                               --------- -------------- --------- --------- ----------------- ---------
Units end of year              14,148         13,942    13,486    52,143            46,138    47,967
                               ========= ============== ========= ========= ================= =========

                                                    MIST LAZARD                  MIST HARRIS OAKMARK
                                                        MID CAP                        INTERNATIONAL
                                                    SUB-ACCOUNT                          SUB-ACCOUNT
                               ----------------------------------- ------------------------------------
                                  2008           2007      2006      2008             2007      2006
                               ---------- -------------- --------- --------- ---------------- ---------
Units beginning of year         38,184         30,627    33,218    48,912           47,525    41,949
Units issued and transferred
  from other funding options     3,070         11,341     2,629    10,497           18,281    15,508
Units redeemed and transferred
  to other funding options     (14,450)        (3,784)   (5,220)   (8,658)         (16,894)   (9,932)
                               ---------- -------------- --------- --------- ---------------- ---------
Units end of year               26,804         38,184    30,627    50,751           48,912    47,525
                               ========== ============== ========= ========= ================ =========

(a) For the period May 1, 2006 to December 31, 2006.

                    MIST VAN KAMPEN                  MIST LORD ABBETT
                     MID CAP GROWTH                     MID CAP VALUE
                        SUB-ACCOUNT                       SUB-ACCOUNT
------------------------------------ ----------------------------------
   2008           2007         2006    2008         2007         2006
---------- ----------------- ------- -------- ---------------- --------
    105               108     110    7,881            8,066    8,256
     --                --       1       --               --       --
     (3)               (3)     (3)    (182)            (185)    (190)
---------- ----------------- ------- -------- ---------------- --------
    102               105     108    7,699            7,881    8,066
========== ================= ======= ======== ================ ========

             MIST LEGG MASON PARTNERS                            MIST PIMCO
                    AGGRESSIVE GROWTH                          TOTAL RETURN
                          SUB-ACCOUNT                           SUB-ACCOUNT
---------------------------------------- ------------------------------------
 2008                 2007       2006       2008            2007      2006
------------------ ---------- ---------- --------------- --------- ----------
 31,082             22,818     23,868     60,094          59,534    53,925
 11,836             10,209     13,391     15,540           9,902    14,243
(12,713)            (1,945)   (14,441)   (18,040)         (9,342)   (8,634)
------------------ ---------- ---------- --------------- --------- ----------
 30,205             31,082     22,818     57,594          60,094    59,534
================== ========== ========== =============== ========= ==========

                             MIST MFS                         MIST MET/AIM
               RESEARCH INTERNATIONAL                     SMALL CAP GROWTH
                          SUB-ACCOUNT                          SUB-ACCOUNT
---------------------------------------- ------------------------------------
2008                   2007      2006       2008            2007      2006
--------- -------------------- --------- ---------- --------------- ---------
49,224               36,752    18,566     22,913          22,361    26,341
18,133               20,017    22,537      2,249           1,673     4,030
(2,780)              (7,545)   (4,351)   (10,322)         (1,121)   (8,010)
--------- -------------------- --------- ---------- --------------- ---------
64,577               49,224    36,752     14,840          22,913    22,361
========= ==================== ========= ========== =============== =========

                   MIST THIRD AVENUE               MIST CLARION GLOBAL
                     SMALL CAP VALUE                       REAL ESTATE
                         SUB-ACCOUNT                       SUB-ACCOUNT
--------------------------------------- --------------------------------
2008                  2007      2006     2008           2007     2006
---------- ------------------ --------- -------- -------------- --------
33,954              26,387    22,077    2,194          1,824    1,305
  4,481              9,909     8,965      778            592      826
(9,917 )            (2,342)   (4,655)    (987)          (222)    (307)
---------- ------------------ --------- -------- -------------- --------
28,518              33,954    26,387    1,985          2,194    1,824
========== ================== ========= ======== ============== ========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                     MIST TURNER                   MIST GOLDMAN SACHS
                                                  MID CAP GROWTH                        MID CAP VALUE
                                                     SUB-ACCOUNT                          SUB-ACCOUNT
                               ------------------------------------ -------------------------------------
                                 2008              2007     2006       2008             2007      2006
                               --------- ----------------- -------- ---------- ---------------- ---------
Units beginning of year           268             3,996      141     25,032           24,085    10,593
Units issued and transferred
  from other funding options   12,242                95    4,012      3,065            9,670    16,579
Units redeemed and transferred
  to other funding options       (230)           (3,823)    (157)   (18,533)          (8,723)   (3,087)
                               --------- ----------------- -------- ---------- ---------------- ---------
Units end of year              12,280               268    3,996      9,564           25,032    24,085
                               ========= ================= ======== ========== ================ =========

                                                 MIST METLIFE                     MIST METLIFE
                                            BALANCED STRATEGY                  GROWTH STRATEGY
                                                  SUB-ACCOUNT                      SUB-ACCOUNT
                               --------------------------------- ---------------------------------
                                2008            2007     2006      2008          2007      2006
                               -------- --------------- -------- --------- ------------- ---------
Units beginning of year        2,540           2,613      419     8,439         7,416     2,621
Units issued and transferred
  from other funding options      20              15    2,370     5,198         1,395     8,000
Units redeemed and transferred
  to other funding options       (98)            (88)    (176)     (733)         (372)   (3,205)
                               -------- --------------- -------- --------- ------------- ---------
Units end of year              2,462           2,540    2,613    12,904         8,439     7,416
                               ======== =============== ======== ========= ============= =========

                                                 MIST MET/AIM                     MIST LOOMIS SAYLES
                                         CAPITAL APPRECIATION                         GLOBAL MARKETS
                                                  SUB-ACCOUNT                            SUB-ACCOUNT
                               --------------------------------- -------------------------------------
                                2008            2007     2006     2008              2007    2006 (A)
                               -------- --------------- -------- -------- ----------------- ----------
Units beginning of year        1,347           2,073    2,123    5,709                --         --
Units issued and transferred
  from other funding options       3           1,373       --      120             5,786         --
Units redeemed and transferred
  to other funding options      (232)         (2,099)     (50)    (355)              (77)        --
                               -------- --------------- -------- -------- ----------------- ----------
Units end of year              1,118           1,347    2,073    5,474             5,709         --
                               ======== =============== ======== ======== ================= ==========

                                                        MSF DAVIS                   MSF HARRIS OAKMARK
                                                    VENTURE VALUE                        FOCUSED VALUE
                                                      SUB-ACCOUNT                          SUB-ACCOUNT
                               ------------------------------------- -------------------------------------
                                  2008             2007      2006      2008             2007       2006
                               ---------- ---------------- --------- --------- ---------------- ----------
Units beginning of year        109,159           93,101    66,364    22,158           26,745     40,455
Units issued and transferred
  from other funding options    23,910           29,245    36,318     2,992            2,310      7,082
Units redeemed and transferred
  to other funding options      (8,115)         (13,187)   (9,581)   (2,350)          (6,897)   (20,792)
                               ---------- ---------------- --------- --------- ---------------- ----------
Units end of year              124,954          109,159    93,101    22,800           22,158     26,745
                               ========== ================ ========= ========= ================ ==========

(a) For the period May 1, 2006 to December 31, 2006.

                 MIST METLIFE                   MIST METLIFE
           DEFENSIVE STRATEGY              MODERATE STRATEGY
                  SUB-ACCOUNT                    SUB-ACCOUNT
----------------------------- --------------------------------
 2008       2007       2006      2008         2007       2006
------- ------------ -------- -------- --------------- -------
  --              --       --   251             291      --
 286              --       -- 1,155              --     414
  (6)             --       --   (75)            (40)   (123)
------- ------------ -------- -------- --------------- -------
 280              --       -- 1,331             251     291
======= ============ ======== ======== =============== =======

                MIST METLIFE                MIST VAN KAMPEN
         AGGRESSIVE STRATEGY                       COMSTOCK
                 SUB-ACCOUNT                    SUB-ACCOUNT
------------------------------- ------------------------------
 2008         2007       2006    2008        2007        2006
------- --------------- ------- ------- -------------- -------
 823             435      --     146            763      59
  34             538     444      46             34     732
(257)           (150)     (9)    (19)          (651)    (28)
------- --------------- ------- ------- -------------- -------
 600             823     435     173            146     763
======= =============== ======= ======= ============== =======

                 MIST LEGG MASON                    MIST MFS EMERGING
                    VALUE EQUITY                       MARKETS EQUITY
                     SUB-ACCOUNT                          SUB-ACCOUNT
----------------------------------- ------------------------------------
2008             2007    2006 (A)   2008              2007    2006 (A)
-------- --------------- ---------- ------- ----------------- ----------
      --           --         --     645                --         --
      --          230         --     277               666         --
      --         (230)        --     (26)              (21)        --
-------- --------------- ---------- ------- ----------------- ----------
     ---           --         --     896               645         --
======== =============== ========== ======= ================= ==========

                    MSF JENNISON              MSF CAPITAL GUARDIAN
                          GROWTH                       U.S. EQUITY
                     SUB-ACCOUNT                       SUB-ACCOUNT
----------------------------------- --------------------------------
  2008            2007      2006    2008            2007     2006
--------- --------------- --------- ------- --------------- --------
12,271          17,044    15,304     879             899    1,079
 6,862           2,359     6,365      --              --       --
(1,578)         (7,132)   (4,625)    (60)            (20)    (180)
--------- --------------- --------- ------- --------------- --------
17,555          12,271    17,044     819             879      899
========= =============== ========= ======= =============== ========

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

                                                      MSF BLACKROCK                        MSF METLIFE
                                                       MONEY MARKET                        STOCK INDEX
                                                        SUB-ACCOUNT                        SUB-ACCOUNT
                               --------------------------------------- ----------------------------------
                                  2008             2007        2006      2008           2007      2006
                               ---------- ---------------- ----------- --------- -------------- ---------
Units beginning of year        113,743          128,822     167,631    51,909         45,979    41,696
Units issued and transferred
  from other funding options    23,432           43,909      70,345     4,340         10,923     7,677
Units redeemed and transferred
  to other funding options     (27,887)         (58,988)   (109,154)   (1,967)        (4,993)   (3,394)
                               ---------- ---------------- ----------- --------- -------------- ---------
Units end of year              109,288          113,743     128,822    54,282         51,909    45,979
                               ========== ================ =========== ========= ============== =========

                                            FTVIPT TEMPLETON
                                          FOREIGN SECURITIES
                                                 SUB-ACCOUNT
                               --------------------------------
                                2008           2007     2006
                               -------- -------------- --------
Units beginning of year        1,471          1,506       --
Units issued and transferred
  from other funding options       9             --    1,533
Units redeemed and transferred
  to other funding options       (43)           (35)     (27)
                               -------- -------------- --------
Units end of year              1,437          1,471    1,506
                               ======== ============== ========

(a) For the period May 1, 2006 to December 31, 2006.

   MSF WESTERN ASSET MANAGEMENT              MSF T. ROWE PRICE
                U.S. GOVERNMENT               SMALL CAP GROWTH
                    SUB-ACCOUNT                    SUB-ACCOUNT
---------------------------------- -----------------------------------
  2008         2007         2006    2008        2007          2006
------- ------------------ ------- ------- -------------- ------------
  90                 72      12     236            242          248
  --                 26      98      --             --           --
 (25)                (8)    (38)   (236)            (6)          (6)
------- ------------------ ------- ------- -------------- ------------
  65                 90      72      --            236          242
======= ================== ======= ======= ============== ============

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Policies, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                    AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                 ------- ---------------------------- --------------------------------------------------
                                         UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             LOWEST TO                       INCOME        LOWEST TO        LOWEST TO
                                   UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                 ------- ------------- -------------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and 2008 137,996 10.11 - 13.27      1,568,903          1.76             0.55 (36.54) - (36.19)
  Income Sub-Account        2007 124,894 15.93 - 20.80      2,268,907          1.02             0.55      3.44 - 4.01
                            2006 121,421 15.40 - 20.00      2,161,326          1.75             0.55    17.38 - 18.03
                            2005 113,690 13.12 - 16.94      1,754,552          1.22             0.55      3.11 - 3.68
                            2004  97,222 12.73 - 16.34      1,491,889          0.51             0.55    12.30 - 12.92
MIST Lord Abbett Bond       2008  27,218 12.41 - 13.92        358,217          4.50             0.55 (18.85) - (18.40)
  Debenture Sub-Account     2007  30,422 15.29 - 17.05        489,860          5.42             0.55      6.26 - 6.85
                            2006  32,959 14.39 - 15.96        498,952          7.10             0.55      8.76 - 9.35
                            2005  35,636 13.23 - 14.60        495,271          4.70             0.55      1.25 - 1.81
                            2004  33,559 13.07 - 14.34        461,036          3.48             0.55      7.84 - 8.43
MIST Van Kampen Mid Cap     2008     102         11.07          1,133          1.55               --           (46.67)
  Growth Sub-Account        2007     105         20.75          2,180            --               --            23.84
                            2006     108  9.52 - 16.76          1,804            --             0.55      8.05 - 8.65
                            2005     110  8.81 - 15.43          1,703            --             0.55      4.14 - 4.71
                            2004     113  8.46 - 14.73          1,668            --             0.55    12.14 - 12.76
MIST Lord Abbett Mid Cap    2008   7,699         18.01        138,653          0.79               --           (38.66)
  Sub-Account Value         2007   7,881         29.36        231,344          0.99               --             0.90
                            2006   8,066 24.28 - 29.10        234,686          0.74             0.55    11.88 - 12.49
                            2005   8,256 21.71 - 25.86        213,533          0.60             0.55      7.69 - 8.28
                            2004   8,573 20.16 - 23.89        204,333          0.49             0.55    24.14 - 24.82
MIST Oppenheimer Capital    2008  40,680          7.39        300,782          3.99             0.55           (46.10)
  Appreciation Sub-Account  2007  43,307         13.72        593,870          0.13             0.55            13.82
  (Commenced 5/3/2004)      2006  37,672         12.05        454,017          0.33             0.55             7.22
                            2005  30,865         11.24        346,920          0.11             0.55             4.42
                            2004  15,388         10.76        165,636          2.86             0.55             0.61
MIST PIMCO Inflation        2008  29,728         11.85        352,268          3.91             0.55            (7.39)
  Protected Bond            2007  30,909         12.76        394,457          2.39             0.55            10.47
  Sub-Account               2006  31,934         11.55        368,883          4.12             0.55             0.10
                            2005  25,707         11.54        296,665            --             0.55             0.92
                            2004  17,249         11.43        197,229          9.73             0.55             8.83
MIST Legg Mason Partners    2008  30,205          7.10        214,518          0.02             0.55           (39.29)
  Aggressive Growth         2007  31,082         11.70        363,519          0.22             0.55             2.03
  Sub-Account               2006  22,818         11.46        261,601            --             0.55            (2.14)
                            2005  23,868         11.72        279,616            --             0.55            13.22
                            2004  22,216         10.35        229,874            --             0.55             8.22
MIST PIMCO Total Return     2008  57,594         13.39        771,393          3.77             0.55             0.08
  Sub-Account               2007  60,094         13.38        804,151          3.47             0.55             7.25
  (Commenced 5/3/2004)      2006  59,534 12.48 - 13.85        742,814          2.84             0.55      4.23 - 4.80
                            2005  53,925 11.97 - 13.21        645,532          0.07             0.55      1.90 - 2.46
                            2004  39,881 11.75 - 12.89        468,503          7.68             0.55      4.67 - 5.25

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                 ------ ---------------------------- --------------------------------------------------
                                        UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                            LOWEST TO                       INCOME        LOWEST TO        LOWEST TO
                                  UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                 ------ ------------- -------------- ------------- ---------------- -------------------
MIST RCM Technology         2008 14,148          6.17         87,281         13.40             0.55           (44.56)
  Sub-Account               2007 13,942         11.13        155,143            --             0.55            30.94
                            2006 13,486          8.50        114,608            --             0.55             4.90
                            2005 11,180          8.10         90,564            --             0.55            10.74
                            2004 14,683          7.31        107,408          0.12             0.55            (4.80)
MIST T. Rowe Price Mid Cap  2008 52,143          8.38        436,880          0.07             0.55           (39.96)
  Growth Sub-Account        2007 46,138         13.95        643,719          0.23             0.55            17.20
  (Commenced 5/3/2004)      2006 47,967         11.91        571,096          0.00             0.55             5.98
                            2005 35,921         11.23        403,538          0.00             0.55            14.24
                            2004 21,990          9.83        216,239          0.00             0.55            17.50
MIST MFS Research           2008 64,577 13.69 - 15.61        893,045          2.03             0.55 (42.55) - (42.25)
  International Sub-Account 2007 49,224 23.83 - 27.02      1,188,355          1.39             0.55    13.02 - 13.60
                            2006 36,752 21.08 - 23.79        788,195          1.28             0.55    26.27 - 26.91
                            2005 18,565 16.70 - 18.74        321,600          0.58             0.55    16.16 - 16.77
                            2004 24,701 14.37 - 16.05        364,787          0.28             0.55    19.06 - 19.72
MIST Met/AIM Small Cap      2008 14,840          9.09        134,832            --             0.55           (38.94)
  Growth Sub-Account        2007 22,913         14.88        340,944            --             0.55            10.79
                            2006 22,361         13.43        300,339            --             0.55            13.29
                            2005 26,341         11.86        312,297            --             0.55             8.00
                            2004 32,561         10.98        357,454            --             0.55             6.15
MIST Lazard Mid Cap         2008 26,804   9.39 - 9.62        253,877          1.50             0.55 (38.49) - (38.15)
  Sub-Account               2007 38,184 15.27 - 15.56        585,674          0.53             0.55   (3.02) - (3.01)
                            2006 30,627         15.74        482,127          0.56             0.55            14.25
                            2005 33,218         13.78        457,710          0.39             0.55             7.81
                            2004 31,182         12.78        398,536            --             0.55            13.97
MIST Harris Oakmark         2008 50,751         11.70        593,984          2.13             0.55           (41.05)
  International Sub-Account 2007 48,912         19.85        971,060          0.91             0.55            (1.41)
                            2006 47,525         20.14        956,989          2.74             0.55            28.50
                            2005 41,949         15.67        657,383          0.21             0.55            13.86
                            2004 17,450         13.76        240,179          0.04             0.55            20.14
MIST Third Avenue Small Cap 2008 28,518         15.65        446,230          1.18             0.55           (30.07)
  Value Sub-Account         2007 33,954         22.38        759,746          1.18             0.55            (3.33)
                            2006 26,387         23.15        610,799          0.63             0.55            12.76
                            2005 22,077         20.53        453,179            --             0.55            15.18
                            2004 16,866         17.82        300,579          2.02             0.55            26.11
MIST Clarion Global         2008  1,985          9.86         19,585          1.87             0.55           (41.88)
  Real Estate Sub-Account   2007  2,194         16.97         37,240          1.01             0.55           (15.26)
  (Commenced 5/3/2004)      2006  1,824         20.03         36,543          1.19             0.55            37.14
                            2005  1,305         14.61         19,060            --             0.55            12.99
                            2004     72         12.93            934          4.59             0.55            29.27
MIST Turner Mid Cap Growth  2008 12,280          8.38        102,959            --             0.55           (48.42)
  Sub-Account               2007    268         16.26          4,351            --             0.55            23.81
  (Commenced 5/3/2004)      2006  3,996 13.13 - 13.32         52,470            --             0.55       5.72 - 6.3
                            2005    141 12.42 - 12.53          1,748            --             0.55    11.00 - 11.61
                            2004     --            --             --            --               --               --

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                    AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                  ------ ---------------------------- -------------------------------------------------
                                         UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                             LOWEST TO                       INCOME        LOWEST TO       LOWEST TO
                                   UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                  ------ ------------- -------------- ------------- ---------------- ------------------
MIST Goldman Sachs Mid Cap   2008  9,564         10.22         97,710          1.78             0.55          (36.28)
  Value Sub-Account          2007 25,032         16.03        401,338          0.65             0.55            2.80
  (Commenced 5/3/2004)       2006 24,085 15.60 - 15.83        375,654            --             0.55   15.39 - 16.02
                             2005 10,593 13.52 - 13.64        143,185          3.88             0.55   12.14 - 12.76
                             2004  1,187         12.05         14,309          5.20             0.55           20.53
MIST MetLife Defensive       2008    280         95.48         26,711          1.51             0.55          (20.92)
  Strategy Sub-Account       2007     --            --             --            --               --              --
  (Commenced 5/2/2005)       2006     --            --             --            --               --              --
                             2005     --            --             --            --               --              --
MIST MetLife Moderate        2008  1,331         92.42        123,056          2.74             0.55          (26.60)
  Strategy Sub-Account       2007    251        125.92         31,601          2.31             0.55            5.91
  (Commenced 5/2/2005)       2006    291        118.89         34,605          0.20             0.55           10.01
                             2005     --        108.07             --            --             0.55            7.56
MIST MetLife Balanced        2008  2,462         88.16        217,040          5.14             0.55          (32.13)
  Strategy Sub-Account       2007  2,540        129.88        329,972          1.92             0.55            4.58
  (Commenced 5/2/2005)       2006  2,613        124.20        324,493          0.23             0.55           11.74
                             2005    419        111.15         46,537            --             0.55            9.49
MIST MetLife Growth Strategy 2008 12,904         84.67      1,092,583          4.12             0.55          (38.08)
  Sub-Account                2007  8,439        136.74      1,153,987          1.32             0.55            4.45
  (Commenced 5/2/2005)       2006  7,416        130.91        970,855          0.17             0.55           13.42
                             2005  2,621        115.42        302,524          2.67             0.55           12.35
MIST MetLife Aggressive      2008    600         80.88         48,506          4.06             0.55          (41.00)
  Strategy Sub-Account       2007    823        137.08        112,799          1.39             0.55            2.55
  (Commenced 5/2/2005)       2006    435        133.67         58,149            --             0.55           13.48
                             2005     --        117.80             --            --             0.55           14.26
MIST Van Kampen Comstock     2008    173         75.76         13,065          1.99             0.55          (36.15)
  Sub-Account                2007    146        118.64         17,330          1.12             0.55           (2.85)
  (Commenced 5/2/2005)       2006    763        122.12         93,186            --             0.55           15.70
                             2005     59        105.54          6,186          2.71             0.55            5.55
MIST Met/AIM Capital         2008  1,118         11.10         12,400          1.87               --          (42.64)
  Appreciation Sub-Account   2007  1,347         19.35         26,058            --               --           11.92
                             2006  2,073  7.51 - 11.50         23,853          0.06             0.55     5.72 - 6.30
                             2005  2,123  7.10 - 10.82         22,980          0.07             0.55     8.24 - 8.84
                             2004  2,175   6.56 - 9.94         21,625            --             0.55     6.04 - 6.63
MIST Loomis Sayles Global    2008  5,474          8.05         44,071          4.94             0.55          (39.43)
  Markets Sub-Account        2007  5,709         13.29         75,900            --             0.55           27.48
  (Commenced 5/1/2006)       2006     --            --             --            --               --              --
MIST Legg Mason Value        2008     --            --             --            --               --              --
  Equity Sub-Account         2007     --            --             --            --             0.55           (6.24)
  (Commenced 5/1/2006)       2006     --            --             --            --               --              --

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                  ------- ------------------------------ -------------------------------------------------
                                            UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                                LOWEST TO                       INCOME        LOWEST TO       LOWEST TO
                                    UNITS     HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                                  ------- --------------- -------------- ------------- ---------------- ------------------
MIST MFS Emerging Markets    2008     896            6.38          5,717          1.61             0.55          (55.63)
  Equity Sub-Account         2007     645           14.39          9,281            --             0.55           36.18
  (Commenced 5/1/2006)       2006      --              --             --            --               --              --
MSF Davis Venture Value      2008 124,954            9.86      1,232,188          1.36             0.55          (39.68)
  Sub-Account                2007 109,159           16.35      1,784,580          0.77             0.55            4.00
                             2006  93,101           15.72      1,463,494          0.75             0.55           13.95
                             2005  66,364           13.79        915,470          0.72             0.55            9.69
                             2004  47,203           12.58        593,604          0.52             0.55           11.75
MSF Harris Oakmark Focused   2008  22,800            7.88        179,754          0.38             0.55          (46.30)
  Value Sub-Account          2007  22,158           14.68        325,329          0.57             0.55           (7.35)
                             2006  26,745           15.85        423,826          0.38             0.55           11.84
                             2005  40,455           14.17        573,222          0.04             0.55            9.38
                             2004  26,554           12.95        343,997          0.04             0.55            9.33
MSF Jennison Growth          2008  17,555           11.08        194,418          2.51             0.55          (36.78)
  Sub-Account                2007  12,271           17.52        214,975          0.39             0.55           11.06
                             2006  17,044           15.77        268,836            --             0.55            2.19
                             2005  15,304           15.43        236,210          0.41             0.55           13.26
                             2004  11,674           13.63        159,084          0.09             0.55            8.60
MSF Capital Guardian U.S.    2008     819           82.71         67,717          1.19               --          (40.23)
  Equity Sub-Account         2007     879          138.39        121,533          0.48               --           (0.08)
  (Commenced 11/22/2004)     2006     899 134.99 - 138.50        124,447          1.00             0.55    9.52 - 10.12
                             2005   1,079 123.26 - 125.78        135,668          0.03             0.55     5.20 - 5.78
                             2004   1,104          118.91        131,233            --             0.55           18.91
MSF BlackRock Money Market   2008 109,288           12.78      1,396,648          2.77             0.55            2.29
  Sub-Account                2007 113,743           12.49      1,421,020          4.91             0.55            4.50
                             2006 128,822   10.95 - 11.96      1,540,177          4.68             0.55     4.24 - 4.81
                             2005 167,631   10.44 - 11.47      1,922,682          2.39             0.55     2.33 - 2.89
                             2004     370   10.15 - 11.21          4,144          1.01             0.55     0.43 - 0.99
MSF MetLife Stock Index      2008  54,282            8.66        470,271          1.93             0.55          (37.45)
  Sub-Account                2007  51,909           13.85        718,818          1.03             0.55            4.65
                             2006  45,979           13.23        608,469          1.88             0.55           14.83
                             2005  41,696           11.52        480,523          1.47             0.55            4.07
                             2004  44,407           11.05        491,767          0.77             0.55            9.93
MSF Western Asset Management 2008      65          189.85         12,374          4.48             0.55           (0.91)
  U.S. Government            2007      90          191.59         17,283          2.35             0.55            3.78
  Sub-Account                2006      72          184.61         13,275          3.40             0.55            3.59
  (Commenced 5/2/2005)       2005      12          178.21          2,209            --             0.55            0.62
MSF T. Rowe Price Small Cap  2008      --           12.07             --            --               --          (36.17)
  Growth Sub-Account         2007     236           18.91          4,461            --               --            9.86
  (Commenced 5/3/2004)       2006     242   16.31 - 17.22          4,163            --             0.55     3.33 - 3.90
                             2005     248   15.78 - 16.57          4,108            --             0.55   10.40 - 11.01
                             2004     254   14.30 - 14.93          3,795            --             0.55   10.47 - 11.08

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                               AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                              ----- ---------------------------- -------------------------------------------------
                                    UNIT VALUE(1)                INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                        LOWEST TO                       INCOME        LOWEST TO       LOWEST TO
                              UNITS   HIGHEST ($) NET ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                              ----- ------------- -------------- ------------- ---------------- ------------------
FTVIPT Templeton Foreign 2008 1,437         10.67         15,333          2.61               --          (40.23)
  Securities Sub-Account 2007 1,471         17.86         26,266          2.12             0.55           15.79
                         2006 1,506 14.48 - 15.42         23,224          1.38             0.55   21.03 - 21.70
                         2005    -- 11.96 - 12.67             --          1.49             0.55    9.87 - 10.48
                         2004   176 10.89 - 11.47          1,917          1.14             0.55   18.22 - 18.87
                         ==== ===== ============= ============== ============= ================ ==================

(1) The Company sells a number of variable life products which have unique combinations of features and fees that are charged against the policy owners' account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

(3) These amounts represent annualized policy expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife Investors Variable Life Account One, which is another separate account of the Company, on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Policies.

METLIFE INVESTORS INSURANCE COMPANY

Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

     We have audited the accompanying balance sheets of MetLife Investors Insurance Company (the "Company") as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and charged its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 10, 2009

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2008      2007
                                                                -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,878 and $2,043,
     respectively)............................................  $ 1,576   $ 2,017
  Equity securities available-for-sale, at estimated fair
     value (cost: $21 and $21, respectively)..................        9        18
  Mortgage loans on real estate...............................       76        74
  Policy loans................................................       28        29
  Real estate joint ventures..................................       --         1
  Other limited partnership interests.........................        2         2
  Short-term investments......................................      189        74
  Other invested assets.......................................      109        28
                                                                -------   -------
     Total investments........................................    1,989     2,243
Cash and cash equivalents.....................................      517        81
Accrued investment income.....................................       16        20
Premiums and other receivables................................    1,711       906
Deferred policy acquisition costs and value of business
  acquired....................................................      567       598
Current income tax recoverable................................       33         2
Other assets..................................................      129       131
Separate account assets.......................................    6,633     9,432
                                                                -------   -------
     Total assets.............................................  $11,595   $13,413
                                                                =======   =======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits......................................  $   372   $   292
  Policyholder account balances...............................    2,790     2,167
  Other policyholder funds....................................       46        34
  Deferred income tax liability...............................      147       116
  Payables for collateral under securities loaned and other
     transactions.............................................      385       541
  Other liabilities...........................................      365        43
  Separate account liabilities................................    6,633     9,432
                                                                -------   -------
     Total liabilities........................................   10,738    12,625
                                                                -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 8)

STOCKHOLDER'S EQUITY:
Common stock, par value $2 per share; 5,000,000 shares
  authorized;
  2,899,446 shares issued and outstanding.....................        6         6
Additional paid-in capital....................................      636       586
Retained earnings.............................................      371       210
Accumulated other comprehensive loss..........................     (156)      (14)
                                                                -------   -------
     Total stockholder's equity...............................      857       788
                                                                -------   -------
     Total liabilities and stockholder's equity...............  $11,595   $13,413
                                                                =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006


                                  (IN MILLIONS)

                                                               2008   2007   2006
                                                               ----   ----   ----
REVENUES
Premiums.....................................................  $  9   $ 12   $ 65
Universal life and investment-type product policy fees.......   160    162    143
Net investment income........................................   108    104    106
Other revenues...............................................    43     59     62
Net investment gains (losses)................................   330     99    (60)
                                                               ----   ----   ----
  Total revenues.............................................   650    436    316
                                                               ----   ----   ----
EXPENSES
Policyholder benefits and claims.............................    89     36     91
Interest credited to policyholder account balances...........    84    100    114
Other expenses...............................................   244    205    122
                                                               ----   ----   ----
  Total expenses.............................................   417    341    327
                                                               ----   ----   ----
Income (loss) before provision (benefit) for income tax......   233     95    (11)
Provision (benefit) for income tax...........................    72     23    (17)
                                                               ----   ----   ----
Net income...................................................  $161   $ 72   $  6
                                                               ====   ====   ====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                                            ACCUMULATED
                                                   ADDITIONAL                  OTHER
                                          COMMON     PAID-IN    RETAINED   COMPREHENSIVE
                                          STOCK      CAPITAL    EARNINGS        LOSS       TOTAL
                                         -------   ----------   --------   -------------   -----
Balance at January 1, 2006.............       $6      $586        $127         $  (4)      $ 715
Comprehensive income:
  Net income...........................                              6                         6
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                            1           1
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                        1
                                                                                           -----
  Comprehensive income.................                                                        7
                                         -------      ----        ----         -----       -----
Balance at December 31, 2006...........        6       586         133            (3)        722
Cumulative effect of a change in
  accounting principle, net of income
  tax (Note 1).........................                              5                         5
                                         -------      ----        ----         -----       -----
Balance at January 1, 2007.............        6       586         138            (3)        727
Comprehensive income:
  Net income...........................                             72                        72
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                          (11)        (11)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                      (11)
                                                                                           -----
  Comprehensive income.................                                                       61
                                         -------      ----        ----         -----       -----
Balance at December 31, 2007...........        6       586         210           (14)        788
Capital contribution from MetLife, Inc.
  (Note 9).............................                 50                                    50
Comprehensive income:
  Net income...........................                            161                       161
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax......................                                            3           3
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                         (145)       (145)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                     (142)
                                                                                           -----
  Comprehensive income.................                                                       19
                                         -------      ----        ----         -----       -----
Balance at December 31, 2008...........  $     6      $636        $371         $(156)      $ 857
                                         =======      ====        ====         =====       =====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $   161   $    72   $     6
Adjustments to reconcile net income to net cash provided
 by
 operating activities:
  Amortization of premiums and accretion of discounts
     associated with investments, net....................       (3)       --         4
  (Gains) losses from sales of investments, net..........     (330)      (99)       60
  Undistributed equity earnings of real estate joint
     ventures............................................       (1)       --        --
  Interest credited to policyholder account balances.....       84       100       114
  Universal life and investment-type product policy
     fees................................................     (160)     (162)     (143)
  Change in accrued investment income....................        4         2         2
  Change in premiums and other receivables...............     (307)      206       (28)
  Change in deferred policy acquisition costs, net.......       95        38       (27)
  Change in insurance-related liabilities................       78        (1)       52
  Change in income tax payable...........................       77       102       (15)
  Change in other assets.................................      115       132       121
  Change in other liabilities............................      322         9         1
                                                           -------   -------   -------
Net cash provided by operating activities................      135       399       147
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................      662       925     1,435
     Mortgage loans on real estate.......................        6        16        32
     Real estate joint ventures..........................        2         1         1
  Purchases of:
     Fixed maturity securities...........................     (522)     (910)   (1,162)
     Equity securities...................................       --       (21)       --
     Mortgage loans on real estate.......................       (8)       --       (58)
  Net change in short-term investments...................     (115)        9        (4)
  Net change in other invested assets....................      (10)        1         1
  Other, net.............................................        1        --        --
                                                           -------   -------   -------
Net cash provided by investing activities................       16        21       245
                                                           -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits............................................    1,446     1,579     1,421
     Withdrawals.........................................   (1,055)   (2,047)   (1,733)
  Net change in payables for collateral under securities
     loaned and other transactions.......................     (156)       12        20
  Capital contribution from MetLife, Inc. ...............       50        --        --
                                                           -------   -------   -------
Net cash provided by (used in) financing activities......      285      (456)     (292)
                                                           -------   -------   -------
Change in cash and cash equivalents......................      436       (36)      100
Cash and cash equivalents, beginning of year.............       81       117        17
                                                           -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR...................  $   517   $    81   $   117
                                                           =======   =======   =======
Supplemental disclosures of cash flow information:
  Net cash received during the year for:
     Income tax..........................................  $     4   $    84   $     2
                                                           =======   =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        NOTES TO THE FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). On November 9, 2006, MetLife Investors Insurance Company of California, a California domiciled life insurance company was merged into MLIIC.

     The Company markets and administers traditional life, universal life, variable annuity and fixed annuity products. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of MLIIC and its former subsidiary through the date of merger. Intercompany transactions have been eliminated for all periods presented on a consolidated basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     Certain amounts in the prior years' financial statements have been reclassified to conform with the 2008 presentation.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii)  investment impairments;

          (iii) the recognition of income on certain investments;

          (iv) the existence and estimated fair value of embedded derivatives requiring bifurcation;

          (v)   the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix)  accounting for reinsurance transactions; and

          (x)   the liability for litigation and regulatory matters.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's balance sheets. In addition, the footnotes to the financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

          Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

          Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 2.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 2);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures consisting of leveraged buy-out funds and other private equity funds, in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values, which are more fully described in the derivatives accounting policy which follows.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)") for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIEs primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIEs expected losses, receive a majority of a VIEs expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements. The Company did not consolidate any of its VIEs at December 31, 2008 and 2007.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and option contracts, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); or
(ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in interest credited to policyholder account balances. Each year the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $33 million at both December 31, 2008 and 2007.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and traditional annuities. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities are approximately 5%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 3% to 8%.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


       by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMWB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMAB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     At the inception, the GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net investment gains (losses).

     The Company attributes to the embedded derivative a portion of the expected future rider fees to be collected from the policyholder equal to the present value of expected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

     The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Beginning in 2008, the valuation of these embedded derivatives now includes an adjustment for the Company's own credit and risk margins for non capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior, and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraphs to an affiliated reinsurance company. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefit riders. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and
(ii) credited interest, ranging from 3% to 14% less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net investment gains (losses) as part of the estimated fair value of the embedded derivative.

  Other Revenues

     Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance treaties. Such fees are recognized in the period in which services are performed.

  Income Taxes

     The Company joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii)  future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 7) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include actively traded mutual funds. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
(iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of SFAS 157 also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain riders on variable annuity contracts. The change in valuation of embedded derivatives associated with riders on annuity contracts resulted from the incorporation of risk margins associated with non capital market inputs and the inclusion of the Company's own credit standing in their valuation. At January 1, 2008, the impact of adopting SFAS 157 on assets and liabilities measured at estimated fair value was $20 million ($13 million, net of income tax) and was recognized as a change in estimate in the accompanying statement of income where it was presented in the respective income statement caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income
(loss). The addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's net income in future periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


Note 11 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits. See also Note 7.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed. The adoption of SOP 05-1 and the related TPAs did not have an impact on the Company's financial statements.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities at January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                        DECEMBER 31, 2008
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  712     $ 4   $ 90     $  626      39.7%
Residential mortgage-backed securities..       373       6     68        311      19.7
Commercial mortgage-backed securities...       311      --     96        215      13.7
U.S. Treasury/agency securities.........       175      11     --        186      11.8
Asset-backed securities.................       190      --     43        147       9.3
Foreign corporate securities............       110      --     27         83       5.3
Foreign government securities...........         7       1     --          8       0.5
                                          ---------   ----   ----   ----------   -----
  Total fixed maturity securities
     (1),(2)............................    $1,878     $22   $324     $1,576     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --   $ 12     $    9     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--   $ 12     $    9     100.0%
                                          =========   ====   ====   ==========   =====




                                                        DECEMBER 31, 2007
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  825     $ 6    $16     $  815      40.4%
Residential mortgage-backed securities..       459       2      6        455      22.6
Commercial mortgage-backed securities...       289       1      6        284      14.1
U.S. Treasury/agency securities.........       225       3     --        228      11.3
Asset-backed securities.................        95      --      9         86       4.2
Foreign corporate securities............       136       1      4        133       6.6
Foreign government securities...........        14       2     --         16       0.8
                                          ---------   ----   ----   ----------   -----
  Total fixed maturities (1),(2)........    $2,043     $15    $41     $2,017     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --    $ 3     $   18     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--    $ 3     $   18     100.0%
                                          =========   ====   ====   ==========   =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." There were no such perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

       December 31, 2008 and 2007. In addition, the Company held $9 million and $18 million at estimated fair value at December 31, 2008 and 2007, respectively, of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $11 million and $24 million, respectively.

   (2) At December 31, 2008 and 2007, the Company also held $8 million and $13 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $8 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at both December 31, 2008 and 2007.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $61 million and $88 million at December 31, 2008 and 2007, respectively. These securities had net unrealized losses of $17 million and less than $1 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were less than $1 million at both December 31, 2008 and 2007. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $3 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers, all of which are included within asset-backed securities and 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. As described below, all of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $186 million and $228 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate fixed maturity securities (39.7%), residential mortgage-backed securities (19.7%), and commercial mortgage-backed securities (13.7%); and at December 31, 2007 were U.S. corporate fixed maturity securities (40.4%), residential mortgage-backed securities (22.6%), and commercial mortgage-backed securities (14.1%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $709 million and $948 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total cash and invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $24 million and $20 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $159 million and $188 million, respectively, the total of these ten issuers being less

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


than 7% and 9% of the Company's total cash and invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Finance.....................................    $    151    21.3%    $    284    30.0%
Industrial..................................         146    20.6          192    20.2
Consumer....................................         105    14.8          156    16.5
Utility.....................................         104    14.7          101    10.6
Foreign (1).................................          83    11.7          133    14.0
Communications..............................          70     9.9           71     7.5
Other.......................................          50     7.0           11     1.2
                                              ----------   -----   ----------   -----
  Total.....................................        $709   100.0%        $948   100.0%
                                              ==========   =====   ==========   =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors and other fixed maturity foreign investments.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities - The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......    $    228    73.3%    $    304    66.8%
  Pass-through securities...................          83    26.7          151    33.2
                                              ----------   -----   ----------   -----
Total residential mortgage-backed
  securities................................        $311   100.0%        $455   100.0%
                                              ==========   =====   ==========   =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 59%, 29%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $272 million and $455 million, respectively, or 87% and 100% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure was $39 million and $79 million, respectively, with an unrealized loss of $29 million and $1 million respectively. At December 31, 2008 and 2007, $7 million and $79 million, respectively, or 18% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AAA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008, the Company's Alt-A holdings are distributed as follows: 7% 2007 vintage year, 74% 2006 vintage year; and 19% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $215 million and $284 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $185 million and $206 million, respectively, of the estimated fair value, or 86% and 72%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
86% Aaa, 8% Aa, 5% A, and 1% Baa. At December 31, 2008, 91% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the Company had no exposure to CMBX securities or commercial real estate collateralized debt obligations securities.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $147 million and $86 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $129 million and $41 million, respectively, or 88% and 48%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, and residential mortgage-backed securities backed by sub-prime mortgage loans of 60%, 10% and 5% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $7 million and $19 million, respectively, and unrealized losses of $14 million and $7 million, respectively. At December 31, 2008, 48% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any significant concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity in its equity securities holdings.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $   78      $   75       $   74      $   74
Due after one year through five years...       426         395          508         506
Due after five years through ten years..       286         245          311         306
Due after ten years.....................       214         188          307         306
                                          ---------   ----------   ---------   ----------
  Subtotal..............................     1,004         903        1,200       1,192
Mortgage-backed and asset-backed
  securities............................       874         673          843         825
                                          ---------   ----------   ---------   ----------
  Total fixed maturity securities.......    $1,878      $1,576       $2,043      $2,017
                                          =========   ==========   =========   ==========



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive loss, are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Fixed maturity securities...........................   $(302)    $(26)     $(9)
Equity securities...................................     (12)      (3)      --
Derivatives.........................................       3       --       --
                                                      ------   ------   ------
  Subtotal..........................................    (311)     (29)      (9)
                                                      ------   ------   ------
Amounts allocated from DAC and VOBA.................      71        8        4
Deferred income tax.................................      84        7        2
                                                      ------   ------   ------
  Subtotal..........................................     155       15        6
                                                      ------   ------   ------
Net unrealized investment gains (losses)............   $(156)   $ (14)   $  (3)
                                                      ======   ======   ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance, January 1,.................................   $ (14)    $ (3)     $(4)
Unrealized investment gains (losses) during the
  year..............................................    (282)     (20)      --
Unrealized investment gains (losses) relating to:
  DAC and VOBA......................................      63        4        1
  Deferred income tax...............................      77        5       --
                                                      ------   ------   ------
Balance, December 31,...............................   $(156)    $(14)     $(3)
                                                      ======   ======   ======
Change in net unrealized investment gains (losses)..   $(142)   $ (11)   $   1
                                                      ======   ======   ======



  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                   DECEMBER 31, 2008
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     437   $       60   $       92   $       30   $        529   $       90
Residential mortgage-backed
  securities.......................          50           11           85           57            135           68
Commercial mortgage-backed
  securities.......................         114           22          101           74            215           96
Asset-backed securities............          96           19           31           24            127           43
Foreign corporate securities.......          49            9           33           18             82           27
Foreign government securities......           1           --           --           --              1           --
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $747         $121         $342         $203         $1,089         $324
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ --         $ --         $  8         $ 12         $    8         $ 12
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         209                       127
                                     ==========                ==========


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   DECEMBER 31, 2007
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     305    $      11   $      143    $       5   $        448    $      16
Residential mortgage-backed
  securities.......................         215            5           68            1            283            6
Commercial mortgage-backed
  securities.......................          16           --          174            6            190            6
Asset-backed securities............          51            6           17            3             68            9
Foreign corporate securities.......          78            4           23           --            101            4
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $665          $26         $425          $15         $1,090          $41
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ 18          $ 3         $ --          $--         $   18          $ 3
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         154                       103
                                     ==========                ==========



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                               DECEMBER 31, 2008
                                            -------------------------------------------------------
                                            COST OR AMORTIZED   GROSS UNREALIZED      NUMBER OF
                                                   COST               LOSS            SECURITIES
                                            -----------------  -----------------  -----------------
                                            LESS THAN  20% OR  LESS THAN  20% OR  LESS THAN  20% OR
                                               20%      MORE      20%      MORE      20%      MORE
                                            ---------  ------  ---------  ------  ---------  ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months......................   $    322  $  517    $    21  $  206         86     132
Six months or greater but less than nine
  months..................................        195       6         18       4         41       2
Nine months or greater but less than
  twelve months...........................        160      38         24      24         25       7
Twelve months or greater..................        170       5         23       4         40       2
                                            ---------  ------  ---------  ------
  Total...................................       $847    $566        $86    $238
                                            =========  ======  =========  ======
EQUITY SECURITIES:
Less than six months......................       $ --    $ --        $--    $ --         --      --
Six months or greater but less than nine
  months..................................         --      --         --      --         --      --
Nine months or greater but less than
  twelve months...........................         --      20         --      12         --       1
Twelve months or greater..................         --      --         --      --         --      --
                                            ---------  ------  ---------  ------
  Total...................................       $ --    $ 20        $--    $ 12
                                            =========  ======  =========  ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER 31, 2007
                                          ---------------------------------------------------------------
                                            COST OR AMORTIZED      GROSS UNREALIZED         NUMBER OF
                                                  COST                   LOSS              SECURITIES
                                          --------------------   -------------------   ------------------
                                           LESS THAN    20% OR   LESS THAN    20% OR   LESS THAN   20% OR
                                              20%        MORE       20%        MORE       20%       MORE
                                          -----------   ------   ---------   -------   ---------   ------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................  $       431    $  11     $    11   $     4          88        5
Six months or greater but less than nine
  months................................          152       --           7        --          44       --
Nine months or greater but less than
  twelve months.........................           98       --           5        --          18       --
Twelve months or greater................          439       --          14        --         101       --
                                          -----------   ------   ---------   -------
  Total.................................       $1,120      $11         $37       $ 4
                                          ===========   ======   =========   =======
EQUITY SECURITIES:
Less than six months....................       $   --      $--         $--      $ --          --       --
Six months or greater but less than nine
  months................................           --       --          --        --          --       --
Nine months or greater but less than
  twelve months.........................           21       --           3        --           2       --
Twelve months or greater................           --       --          --        --          --       --
                                          -----------   ------   ---------   -------
  Total.................................       $   21      $--         $ 3       $--
                                          ===========   ======   =========   =======



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $86 million and $37 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 3%, respectively, of the cost or amortized cost of such securities. At December 31, 2008, there were no unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost. At December 31, 2007, $3 million of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 14% of the cost of such securities.

     At December 31, 2008, $238 million and $12 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 42% and 60% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $238 million, $206 million were related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. Of such unrealized losses of $12 million, all were related to equity securities that were in an unrealized loss position for a period of nine months or more. At December 31, 2007, $4 million of unrealized losses related to fixed maturity securities, with an unrealized loss position of 20% or more of cost or amortized cost, which

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


represented 36% of the cost or amortized cost of such fixed maturity securities, respectively. Of such unrealized losses all were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. The two fixed maturity securities represented 15%, or $47 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security represented all, or $12 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities with a gross unrealized loss of greater than $10 million at December 31, 2007. These securities with a gross unrealized loss greater than $10 million were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $12 million and $0 at December 31, 2008 and 2007, respectively, is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more for nine months or more was $12 million as of December 31, 2008, all of which are financial services investment grade non-redeemable preferred securities that are rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss.

     Also, the Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $336 million and $44 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
SECTOR:
Commercial mortgage-backed securities........................    29%    14%
U.S. corporate securities....................................    27     36
Residential mortgage-backed securities.......................    20     14
Asset-backed securities......................................    13     20
Foreign corporate securities.................................     8      9
Other........................................................     3      7
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===
INDUSTRY:
Mortgage-backed..............................................    49%    28%
Finance......................................................    23     35
Asset-backed.................................................    13     20
Consumer.....................................................     7     --
Utility......................................................     4      3
Industrial...................................................     1     13
Other........................................................     3      1
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities....................................  $(25)   $(6)  $(17)
Equity securities............................................    --     (1)    --
Other limited partnership interests..........................    --     --     (1)
Freestanding derivatives.....................................    81     15    (12)
Embedded derivatives.........................................   274     91    (30)
                                                               ----   ----   ----
  Net investment gains (losses)..............................  $330    $99   $(60)
                                                               ====   ====   ====



     See Note 6 for discussion of affiliated net investment gains (losses) included in embedded derivatives in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                   FIXED MATURITY
                                     SECURITIES           EQUITY SECURITIES             TOTAL
                               ----------------------  ----------------------  ----------------------
                                2008    2007    2006    2008    2007    2006    2008    2007    2006
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
                                                            (IN MILLIONS)
Proceeds.....................   $464    $657   $1,051   $  --   $  --   $  --   $464    $657   $1,051
                               ======  ======  ======  ======  ======  ======  ======  ======  ======
Gross investment gains.......      1       1        4      --      --      --      1       1        4
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Gross investment losses......    (18)     (6)     (21)     --      --      --    (18)     (6)     (21)
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Writedowns
     Credit-related..........     (8)     (1)      --      --      (1)     --     (8)     (2)      --
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
  Net investment gains
     (losses)................   $(25)   $ (6)  $  (17)    $--     $(1)    $--   $(25)   $ (7)  $  (17)
                               ======  ======  ======  ======  ======  ======  ======  ======  ======



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $8 million and $2 million for the years ended December 31, 2008 and 2007, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses) during 2006. The substantial increase in 2008 over 2007 was driven by writedowns totaling $3 million of financial services industry securities holdings and $5 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans) all of which were fixed maturity securities.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
Fixed maturity securities............................  $110     $118     $119
Equity securities....................................     1        1       --
Mortgage loans on real estate........................     5        5        5
Policy loans.........................................     2        2        2
Other limited partnership interests..................     1        1        1
Cash, cash equivalents and short-term investments....     4        8        7
Other................................................     1       --       --
                                                       ----     ----     ----
  Total investment income............................   124      135      134
Less: Investment expenses............................    16       31       28
                                                       ----     ----     ----
  Net investment income..............................  $108     $104     $106
                                                       ====     ====     ====



     Net investment income from other limited partnership interests represents distributions from other limited partnership interests accounted for under the cost method. Overall for 2008, the net amount recognized by the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

Company was a gain of $1 million resulting principally from gains on cost method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated investment expenses, included in the table above, were $1 million for each of the years ended December 31, 2008, 2007 and 2006. See
"-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $319 million and $523 million and an estimated fair value of $322 million and $525 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $324 million and $541 million at December 31, 2008 and 2007, respectively. Of this $324 million of cash collateral at December 31, 2008, $189 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral, and $128 million and $7 million, respectively, were due within 30 days and 60 days. Of the $188 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $186 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $272 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

     Security collateral of $6 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged and is not reflected in the financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $8 million and $7 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 3.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Agricultural mortgage loans...................   $  48      63.2%   $  40      54.1%
Commercial mortgage loans.....................      28      36.8       34      45.9
                                                ------   -------   ------   -------
Total mortgage loans on real estate...........     $76     100.0%     $74     100.0%
                                                ======   =======   ======   =======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Mortgage loans on real estate are collateralized by properties located in the United States. At December 31, 2008, 20%, 16% and 12% of the value of the Company's mortgage loans on real estate were located in District of Columbia, Alabama and Arizona, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $2 million at both December 31, 2008 and 2007.

     For each of the years ended December 31, 2008, 2007 and 2006, net investment income from other limited partnership interests was $1 million.

  OTHER INVESTED ASSETS

     At December 31, 2008 and 2007, the carrying value of freestanding derivatives with positive fair values, included in other invested assets, was $109 million and $28 million, respectively.

     See Note 3 regarding the freestanding derivatives with positive estimated fair values.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $2 million and $70 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool, which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $2 million, $4 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Estimated fair value of assets transferred to
  affiliates............................................  $ --    $23   $127
Amortized cost of assets transferred to affiliates......   $--    $23   $129
Net investment gains (losses) recognized on transfers...   $--   $ --   $ (2)
Estimated fair value of assets transferred from
  affiliates............................................   $--    $--   $ 21

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, excluding embedded derivatives, held at:

                                           DECEMBER 31, 2008                DECEMBER 31, 2007
                                    ------------------------------   ------------------------------
                                                  CURRENT MARKET                   CURRENT MARKET
                                                  OR FAIR VALUE                    OR FAIR VALUE
                                               -------------------              -------------------
                                    NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                                     AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                                    --------   --------   --------   --------   --------   --------
                                                             (IN MILLIONS)
Interest rate swaps...............   $   --      $ --       $ --      $    9      $ --       $ --
Interest rate floors..............    2,040       105         --       2,460        27         --
Foreign currency swaps............        8         4         --           8         1         --
Financial forwards................       --        --         --          25        --         --
Credit default swaps..............       41        --         --          30        --         --
                                     ------      ----       ----      ------      ----       ----
  Total...........................   $2,089      $109        $--      $2,532       $28        $--
                                     ======      ====       ====      ======      ====       ====



     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                          -------------------------------------------------------
                                                        AFTER        AFTER
                                                      ONE YEAR    FIVE YEARS
                                          ONE YEAR     THROUGH      THROUGH    AFTER TEN
                                           OR LESS   FIVE YEARS    TEN YEARS     YEARS      TOTAL
                                          --------   ----------   ----------   ---------   ------
                                                               (IN MILLIONS)
Interest rate floors....................  $     --     $     --      $ 2,040    $     --   $2,040
Foreign currency swaps..................        --           --           --           8        8
Credit default swaps....................        --           34            7          --       41
                                          --------   ----------   ----------   ---------   ------
  Total.................................       $--          $34       $2,047         $ 8   $2,089
                                          ========   ==========   ==========   =========   ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Interest rate floors are used by the Company primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level.

     Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                     DECEMBER 31, 2008                DECEMBER 31, 2007
                              ------------------------------   ------------------------------
                                              FAIR VALUE                       FAIR VALUE
                                         -------------------              -------------------
                              NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                               AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                              --------   --------   --------   --------   --------   --------
                                                       (IN MILLIONS)
Fair value..................   $   --      $ --       $ --      $    8       $ 1       $ --
Cash flow...................        8         4         --           4        --         --
Non-qualifying..............    2,081       105         --       2,520        27         --
                               ------      ----       ----      ------       ---       ----
  Total.....................   $2,089      $109        $--      $2,532       $28        $--
                               ======      ====       ====      ======       ===       ====



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized insignificant net investment gains (losses) from settlement payments related to non-qualifying hedges for each of the years ended December 31, 2008, 2007 and 2006.

  FAIR VALUE HEDGES

     The Company designates and accounts for interest rate swaps to convert fixed rate investments to floating rate investments as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008 and 2007. The Company did not have any fair value hedges during the year ended December 31, 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for foreign currency swaps used to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities as cash flow hedges, when they have met the requirements of SFAS 133.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     For the year ended December 31, 2008, the net amount deferred in other comprehensive income (loss) relating to cash flow hedges was $4 million, which represents the net gain on the effective portion of cash flow hedges. For the years ended December 31, 2007 and 2006, the net amounts deferred in other comprehensive income (loss) relating to cash flow hedges was insignificant.

     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and purchased floors to economically hedge its exposure to interest rates; (ii) foreign currency swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity variance swaps as a macro hedge on certain invested assets; and (v) credit default swaps to synthetically create investments.

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                           YEARS ENDED DECEMBER
                                                                    31,
                                                          ----------------------
                                                          2008     2007     2006
                                                          ----     ----     ----
                                                               (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives........................................      $81      $15     $(12)


  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; affiliated ceded reinsurance contracts related to guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefit riders....................  $569    $73
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefit riders...................  $226    $17

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents changes in the estimated fair value related to embedded derivatives:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Net investment gains (losses) (1).......................  $274    $91   $(30)


--------

   (1) Effective January 1, 2008, upon adoption of SFAS 157, the valuation of the Company's guaranteed minimum benefit riders includes an adjustment for the Company's own credit. Included in net investment gains (losses) for the year ended December 31, 2008 are gains of $136 million in connection with this adjustment.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 11 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments.

     At December 31, 2008, the Company was obligated to return cash collateral under its control of $61 million. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The Company had no cash collateral under its control at December 31, 2007.

     In addition, the Company may have exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $3 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            -----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS       WEIGHTED
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT       AVERAGE YEARS
CREDIT OBLIGATIONS (1)                           SWAPS        DEFAULT SWAPS (2)   TO MATURITY (3)
------------------------------------------  --------------   ------------------   ---------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................       $ --                $ 2                5.0
  Credit default swaps referencing
     indices..............................         --                 24                4.0
                                                 ----                ---
     Subtotal.............................         --                 26                4.1
                                                 ----                ---
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
B
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
                                                  $--                $26                4.1
                                                 ====                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                          DAC   VOBA   TOTAL
                                                         ----   ----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006.............................  $441   $163    $604
  Capitalizations......................................    80     --      80
                                                         ----   ----    ----
       Subtotal........................................   521    163     684
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................   (13)    (3)    (16)
     Other expenses....................................    85    (17)     68
                                                         ----   ----    ----
       Total amortization..............................    72    (20)     52
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    --     (1)     (1)
                                                         ----   ----    ----
Balance at December 31, 2006...........................   449    184     633
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   538    184     722
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    34      6      40
     Other expenses....................................    63     25      88
                                                         ----   ----    ----
       Total amortization..............................    97     31     128
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    (3)    (1)     (4)
                                                         ----   ----    ----
Balance at December 31, 2007...........................   444    154     598
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   533    154     687
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    31     --      31
     Other expenses....................................   117     35     152
                                                         ----   ----    ----
       Total amortization..............................   148     35     183
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........   (50)   (13)    (63)
                                                         ----   ----    ----
Balance at December 31, 2008...........................  $435   $132    $567
                                                         ====   ====    ====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $17 million in 2009, $15 million in 2010, $14 million in 2011, $12 million in 2012, and $11 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                       POLICYHOLDER         OTHER
                                    FUTURE POLICY        ACCOUNT         POLICYHOLDER
                                       BENEFITS          BALANCES           FUNDS
                                   ---------------   ---------------   ---------------
                                                       DECEMBER 31,
                                   ---------------------------------------------------
                                    2008     2007     2008     2007     2008     2007
                                   ------   ------   ------   ------   ------   ------
                                                      (IN MILLIONS)
Traditional life.................   $  8     $  8    $   --   $   --    $ --     $ --
Variable & universal life........     --       --       130      134       1        3
Annuities........................    364      284     2,660    2,033      45       31
                                    ----     ----    -- ---   -- ---    ----     ----
Total............................   $372     $292    $2,790   $2,167     $46      $34
                                    ====     ====    == ===   == ===    ====     ====



  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Balance at January 1,..................................  $ 90      $80     $ 75
Capitalization.........................................    18       19       19
Amortization...........................................   (20)      (9)     (14)
                                                         ----      ---     ----
Balance at December 31,................................  $ 88      $90     $ 80
                                                         ====      ===     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $6,633 million and $9,432 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $141 million, $138 million and $115 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). These guarantees include benefits that are payable in the event of death or at annuitization.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts is as follows:

                                                                  DECEMBER 31,
                                        ---------------------------------------------------------------
                                                     2008                             2007
                                        ------------------------------   ------------------------------
                                            IN THE             AT            IN THE             AT
                                        EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                        --------------   -------------   --------------   -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value................     $   2,382             N/A        $   2,635             N/A
Net amount at risk (2)................     $     675 (3)         N/A        $      10 (3)         N/A
Average attained age of
  contractholders.....................      62 years             N/A         60 years             N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
Separate account value................     $   5,390       $   4,239        $   8,070       $   5,516
Net amount at risk (2)................     $   2,256 (3)   $   2,003 (4)    $     225 (3)   $      89 (4)
Average attained age of
  contractholders.....................      62 years        62 years         63 years        62 years


--------

   (1) The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity contracts is as follows:

                                                                  ANNUITY
                                                                 CONTRACTS
                                                               -------------
                                                                 GUARANTEED
                                                               ANNUITIZATION
                                                                  BENEFITS
                                                               -------------
                                                               (IN MILLIONS)
Balance at January 1, 2006...................................     $     --
Incurred guaranteed benefits.................................           --
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2006.................................           --
Incurred guaranteed benefits.................................            8
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2007.................................            8
Incurred guaranteed benefits.................................           41
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2008.................................          $49
                                                               =============


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Excluded from the table above are guaranteed annuitization benefit liabilities on the Company's annuity contracts of $67 million, $21 million and $24 million at December 31, 2008, 2007 and 2006, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
Mutual Fund Groupings
  Equity..................................................  $4,134   $4,670
  Balanced................................................   1,838    4,073
  Bond....................................................     346      445
  Money Market............................................     242      125
  Specialty...............................................      30       58
                                                            ------   ------
     Total................................................  $6,590   $9,371
                                                            ======   ======



6.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Starting in 2002, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     The Company reinsures 90% of its new production of fixed annuities to an affiliated reinsurer. The Company reinsures 100% of the living and death benefit riders associated with its variable annuities issued since 2001 to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on rider fees collected from policyholders and receives reimbursements for benefits paid or accrued in excess of account values, subject to certain limitations. The Company enters into similar agreements for new or in-force business depending on market conditions.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums....................................  $  9     $ 13     $ 65
  Reinsurance ceded..................................    --       (1)      --
                                                       ----     ----     ----
     Net premiums....................................  $  9     $ 12     $ 65
                                                       ====     ====     ====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees.....................................  $191     $201     $177
  Reinsurance ceded..................................   (31)     (39)     (34)
                                                       ----     ----     ----
     Net universal life and investment-type product
       policy fees...................................  $160     $162     $143
                                                       ====     ====     ====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims............  $150     $ 43     $ 99
  Reinsurance ceded..................................   (61)      (7)      (8)
                                                       ----     ----     ----
     Net policyholder benefits and claims............  $ 89     $ 36     $ 91
                                                       ====     ====     ====



     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ----------------
                                                             2008      2007
                                                            ------   -------
                                                              (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $    7   $    --
Claim recoverables........................................       1        --
                                                            ------   -------
  Total...................................................  $    8      $ --
                                                            ======   =======
AFFILIATED RECOVERABLES:
Deposit recoverables......................................  $1,033      $738
Future policy benefit recoverables........................     636       103
Claim recoverables........................................       4         1
All other recoverables....................................      32        58
                                                            ------   -------
  Total...................................................  $1,705      $900
                                                            ======   =======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. At December 31, 2008, the Company has $276 million of affiliated reinsurance recoverable balances secured through irrevocable letters of credit issued and $139 million of affiliated reinsurance recoverable balances secured by funds held in trust as collateral.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's five largest unaffiliated reinsurers account for $8 million, or 100%, of its total unaffiliated reinsurance recoverable balances at December 31, 2008.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were insignificant at both December 31, 2008 and 2007. Reinsurance balances payable to affiliated reinsurers, included in liabilities, were $91 million and $5 million at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including Metropolitan Life Insurance Company ("MLIC") and Exeter Reassurance Company, Ltd. The Company also has reinsurance agreements with Reinsurance Group of America, Incorporated, ("RGA"), a former affiliate, which was split-off from MetLife in September 2008. The table below includes amounts related to transactions with RGA through the date of the split-off.

     The following table reflects related party reinsurance information:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                           2008   2007   2006
                                                           ----   ----   ----
                                                              (IN MILLIONS)
Ceded fees, included in universal life and investment-
  type product policy fees...............................   $30    $38    $33
Income from deposit contracts, included in other
  revenues...............................................   $29    $45    $45
Ceded benefits, included in policyholder benefits and
  claims.................................................   $61    $ 7    $ 8
Interest costs on ceded reinsurance, included in other
  expenses...............................................   $(1)   $(2)   $(2)


     The Company has ceded risks to an affiliate related to guaranteed minimum benefit riders written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The embedded derivatives ceded are included within premiums and other receivables and were assets of $569 million and $73 million at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006, net investment gains (losses) included $496 million, $110 million and ($36) million, respectively, in changes in fair value of such embedded derivatives.

7.  INCOME TAX

     The provision (benefit) for income tax is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Current:
  Federal.............................................  $(36)     $(4)    $(81)
Deferred:
  Federal.............................................   108       27       64
                                                        ----      ---     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====      ===     ====


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision (benefit) at the U.S. statutory rate to the provision (benefit) for income tax as reported is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Tax provision at U.S. statutory rate..................  $ 82     $ 33     $ (4)
Tax effect of:
  Tax-exempt investment income........................   (10)      (9)      (9)
  Prior year tax......................................    --       (2)      (3)
  Other, net..........................................    --        1       (1)
                                                        ----     ----     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====     ====     ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                              2008    2007
                                                             -----   -----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $  --   $  73
  Net unrealized investment losses.........................     84       7
  Other....................................................      1       1
                                                             -----   -----
                                                                85      81
                                                             -----   -----
Deferred income tax liabilities:
  Investments..............................................     35      13
  Policyholder liabilities and receivables.................     24      --
  DAC......................................................    173     184
                                                             -----   -----
                                                               232     197
                                                             -----   -----
Net deferred income tax liability..........................  $(147)  $(116)
                                                             =====   =====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $84 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     Effective January 1, 2006, the Company joined with MetLife and its includable affiliates in filing a federal income tax return. The Company participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Pursuant to the tax sharing agreement, the amount due from affiliates is $33 million and $2 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's financial statements.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $10 million and $9 million, respectively, related to the separate account DRD.

8.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $8 million, and a related asset for premium tax offsets of $800 thousand for undiscounted future assessments in respect of impaired, insolvent or failed insurers. At December 31, 2007, the Company also held a receivable of $7 million, recorded in other assets, for reimbursement of assessments incurred in a prior acquisition. There were no such receivables at December 31, 2008.

COMMITMENTS

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amount of this unfunded commitment was $1 million at December 31, 2008. The Company did not have unfunded commitments at December 31, 2007. The Company anticipates that this amount will be invested in partnerships over the next five years.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

     See Note 3 for further disclosures related to credit default swap obligations.

9.  EQUITY

  CAPITAL CONTRIBUTIONS

     The Company received a cash contribution of $50 million from MetLife during the year ended December 31, 2008. There were no contributions received for the years ended December 31, 2007 and 2006.

  STATUTORY EQUITY AND INCOME

     The Company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance (the "Department") has adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Missouri. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of the Company.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Statutory net income (loss) of the Company, as filed with the Department, was ($35) million, $40 million and $116 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Department, was $398 million and $329 million at December 31, 2008 and 2007, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, the maximum amount of dividends the Company is permitted to pay, without prior insurance regulatory clearance, is the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). However, dividends may only be paid from positive balances in statutory unassigned funds. Since the Company's statutory unassigned funds surplus is less than zero, no dividends are permissible in 2009 without prior approval of the Missouri Commissioner of Insurance.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior years:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(305)  $ (27)   $(22)
Income tax effect of holding gains (losses)..........    107       9       8
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................     26       7      18
  Amortization of premiums and accretion of discounts
     associated with investments ....................     (3)     --       4
  Income tax effect..................................     (8)     (3)     (8)
Allocation of holding losses on investments relating
  to other policyholder amounts......................     63       4       1
Income tax effect of allocation of holding losses to
  other policyholder amounts.........................    (22)     (1)     --
                                                       -- --   -- --    - --
Other comprehensive income (loss)....................  $(142)   $(11)   $  1
                                                       == ==   == ==    = ==



10.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Compensation.........................................   $ 18    $ 16    $ 14
Commissions..........................................     85      95      82
Amortization of DAC and VOBA.........................    183     128      52
Capitalization of DAC................................    (89)    (89)    (80)
Insurance tax........................................      2       3       3
Other................................................     45      52      51
                                                        ----    ----    ----
Total other expenses.................................   $244    $205    $122
                                                        ====    ====    ====



     For the years ended December 31, 2008, 2007 and 2006, commissions and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 6. See also Note 12 for discussion of affiliated expenses included in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     See Note 4 for a rollforward of DAC including impacts of amortization and capitalization.

11.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                                              ESTIMATED
                                                       NOTIONAL    CARRYING      FAIR
DECEMBER 31, 2007                                       AMOUNT      VALUE       VALUE
-----------------                                     ---------   ---------   ---------
                                                                (IN MILLIONS)
Assets:
  Fixed maturity securities.........................               $ 2,017     $ 2,017
  Equity securities.................................                $   18      $   18
  Mortgage loans on real estate.....................                $   74      $   76
  Policy loans......................................                $   29      $   29
  Short-term investments............................                $   74      $   74
  Cash and cash equivalents.........................                $   81      $   81
  Accrued investment income.........................                $   20      $   20
Liabilities:
  Policyholder account balances.....................                $2,033      $1,956
  Payables for collateral under securities loaned
     transactions...................................                $  541      $  541


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Payables for Collateral Under Securities Loaned Transactions -- The estimated fair value for payables for collateral under securities loaned transactions approximates carrying value.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial forwards, interest rate, credit default and foreign currency swaps and interest rate floors are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

                                                                                ESTIMATED
                                                         NOTIONAL    CARRYING      FAIR
DECEMBER 31,  2008                                        AMOUNT      VALUE       VALUE
------------------                                      ---------   ---------   ---------
                                                                  (IN MILLIONS)
Assets:
  Fixed maturity securities..........................                 $1,576      $1,576
  Equity securities..................................                 $    9      $    9
  Mortgage loans on real estate......................                 $   76      $   78
  Policy loans.......................................                 $   28      $   35
  Other limited partnership interests................                 $    2      $    2
  Short-term investments.............................                 $  189      $  189
  Other invested assets (1)..........................     $2,075      $  109      $  109
  Cash and cash equivalents..........................                 $  517      $  517
  Accrued investment income..........................                 $   16      $   16
  Premiums and other receivables (2).................                 $1,057      $  898
  Separate account assets............................                 $6,633      $6,633
  Net embedded derivatives within asset host
     contracts (3)...................................                 $  569      $  569
Liabilities:
  Policyholder account balances (2)..................                 $1,874      $1,627
  Payables for collateral under securities loaned and
     other transactions..............................                 $  385      $  385
  Other liabilities: (2)
     Derivative liabilities..........................     $   14      $   --      $   --
     Other...........................................                 $    1      $    1
  Net embedded derivatives within liability host
     contracts (3)...................................                 $  226      $  226


--------

   (1) Other invested assets is comprised of freestanding derivatives with positive estimated fair values.

   (2) Carrying values presented herein differ from those presented on the balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the balance sheet is comprised of freestanding derivatives with positive estimated fair values. The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, fees and general operating receivables, and embedded derivatives related to the ceded reinsurance of certain variable annuity riders.

     Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     Embedded derivatives recognized in connection with ceded reinsurance of certain variable annuity riders are included in this caption in the financial statements but excluded from this caption in the preceding table as they are separately presented.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheet in accordance with SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts are comprised of actively traded mutual

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


funds. The fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity riders accounted for as embedded derivatives are included in this caption in the financial statements but excluded from this caption in the table above as they are separately presented therein. The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include fixed deferred annuities, modified guaranteed annuities and fixed term payout annuities. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models and observable market inputs that take into consideration publicly available information relating to the Company's claims paying ability.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; interest due on cash collateral held in relation to securities lending; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest due on cash collateral held in relation to securities lending. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     Embedded Derivatives within Asset and Liability Host Contracts -- Embedded derivatives principally include certain direct variable annuity riders and certain affiliated ceded reinsurance contracts related to such variable annuity riders. Embedded derivatives are recorded in the financial statements at estimated fair value with changes in estimated fair value adjusted through net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit riders. GMWB, GMAB and certain GMIB riders are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net investment gains (losses). These embedded derivatives are classified within policyholder account balances. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Effective January 1, 2008, upon adoption of SFAS 157, the valuation of these riders now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraph. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company. Because the direct rider is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct rider.

     The accounting for embedded derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at estimated fair value in the financial statements and respective changes in estimated fair value could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The fair value of assets and liabilities measured at estimated fair value on a recurring basis, are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                                   DECEMBER 31, 2008
                                               --------------------------------------------------------
                                                        FAIR VALUE MEASUREMENTS AT
                                                           REPORTING DATE USING
                                               --------------------------------------------
                                                 QUOTED PRICES
                                               IN ACTIVE MARKETS  SIGNIFICANT
                                                 FOR IDENTICAL       OTHER      SIGNIFICANT
                                                   ASSETS AND      OBSERVABLE  UNOBSERVABLE     TOTAL
                                                  LIABILITIES        INPUTS       INPUTS      ESTIMATED
                                                   (LEVEL 1)       (LEVEL 2)     (LEVEL 3)   FAIR VALUE
                                               -----------------  -----------  ------------  ----------
                                                                     (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities..................        $   --          $  618        $  8        $  626
  Residential mortgage-backed securities.....            --             306           5           311
  Commercial mortgage-backed securities......            --             215          --           215
  U.S. Treasury/agency securities............            72             114          --           186
  Asset-backed securities....................            --             122          25           147
  Foreign corporate securities...............            --              64          19            83
  Foreign government securities..............            --               8          --             8
                                                     ------          ------        ----        ------
     Total fixed maturity securities.........            72           1,447          57         1,576
                                                     ------          ------        ----        ------
Equity securities:
  Non-redeemable preferred stock.............            --              --           9             9
                                                     ------          ------        ----        ------
     Total equity securities.................            --              --           9             9
                                                     ------          ------        ----        ------
Short-term investments.......................           144              45          --           189
Derivative assets (1)........................            --             109          --           109
Net embedded derivatives within asset host
  contracts (2)..............................            --              --         569           569
Separate account assets (3)..................         6,633              --          --         6,633
                                                     ------          ------        ----        ------
     Total assets............................        $6,849          $1,601        $635        $9,085
                                                     ======          ======        ====        ======
LIABILITIES
Net embedded derivatives within liability
  host contracts (2).........................        $   --          $   --        $226        $  226
                                                     ======          ======        ====        ======



--------

   (1) Derivative assets are presented within other invested assets on the balance sheet.

   (2) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

   (3) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities and certain short-term money market securities. Separate account assets classified within this level principally include mutual funds.

     Level 2 This category includes fixed maturity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include most U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, foreign government securities and asset-backed securities. Short-term investments included within Level 2 are of a similar nature to these fixed maturity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used, are observable; including interest rate floors, foreign currency swaps and credit default swaps.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including: U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; and asset backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes: credit default swaps having unobservable credit correlations and priced through independent broker quotations. Embedded derivatives classified within this level include embedded derivatives associated with certain variable annuity riders as well as those on the cession of the risks associated with those riders to affiliates.

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                          ---------------------------------------------------------------------------------------------------------
                                                                TOTAL REALIZED/UNREALIZED
                                                               GAINS (LOSSES) INCLUDED IN:
                                                              -----------------------------    PURCHASES,
                            BALANCE,     IMPACT OF   BALANCE,                     OTHER          SALES,       TRANSFER IN  BALANCE,
                          DECEMBER 31,   SFAS 157   BEGINNING                 COMPREHENSIVE  ISSUANCES AND    AND/OR OUT    END OF
                              2007     ADOPTION (1) OF PERIOD EARNINGS (2, 3) INCOME (LOSS) SETTLEMENTS (4) OF LEVEL 3 (5)  PERIOD
                          ------------ ------------ --------- --------------- ------------- --------------- -------------- --------
                                                                        (IN MILLIONS)
Fixed maturity
  securities.............     $115         $ --        $115         $ (8)          $(29)          $(27)           $ 6        $ 57
Equity securities........       18           --          18           --             (9)            --             --           9
Net embedded derivatives
  (6)....................       56           30          86          244             --             13             --         343


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $30 million increase to net assets. Such amount was also impacted by a decrease to DAC of $10 million for a total impact of $20 million on Level 3 assets and liabilities and also reflects the total net impact of the adoption of SFAS 157, as described in Note 1.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses. Lapses associated with embedded derivatives are included with the earnings caption of total gains/losses.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                      TOTAL GAINS AND LOSSES
                                           --------------------------------------------
                                            CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN EARNINGS
                                           --------------------------------------------
                                               NET               NET
                                            INVESTMENT       INVESTMENT
                                              INCOME       GAINS (LOSSES)      TOTAL
                                           -----------     --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities................    $     --         $      (8)     $      (8)
Net embedded derivatives.................          --               244            244


     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                               CHANGES IN UNREALIZED GAINS (LOSSES)
                                            RELATING TO ASSETS AND LIABILITIES HELD AT
                                                         DECEMBER 31, 2008
                                            ------------------------------------------
                                                NET             NET
                                             INVESTMENT     INVESTMENT
                                               INCOME     GAINS (LOSSES)      TOTAL
                                            -----------   --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities.................    $     --       $      (8)     $      (8)
Net embedded derivatives..................          --             244            244


12.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC who provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $31 million, $37 million and $24 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $21 million, $20 million and $30 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $61 million, $94 million and $80 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, the Company has entered into a service agreement with MDC, in which the Company agrees to provide certain administrative services to MDC. MDC agrees to compensate the Company for the administrative services provided in accordance with the terms of the agreements. The Company received fee revenue of $14 million, $15 million and $16 million, included in other revenues, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $22 million, $21 million and $25 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net payables to affiliates of $21 million and $11 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in Note 6.

     See Notes 2, 5 and 6 for additional related party transactions.

GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Consolidated Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of General American Life Insurance
Company:

     We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General American Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 09, 2009

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                      2008      2007
                                                                    -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair
     value (amortized cost: $6,582 and $7,508, respectively).....   $ 6,140   $ 7,919
  Equity securities available-for-sale, at estimated fair value
     (cost: $166 and $31, respectively)..........................       135        31
  Mortgage loans on real estate..................................       219       241
  Policy loans...................................................     1,691     1,657
  Real estate and real estate joint ventures held-for-
     investment..................................................        55        55
  Other limited partnership interests............................        81        33
  Short-term investments.........................................       514       237
  Other invested assets..........................................       126        80
                                                                    -------   -------
     Total investments...........................................     8,961    10,253
Cash and cash equivalents........................................       152       103
Accrued investment income........................................        99       107
Premiums and other receivables...................................     2,177     2,154
Deferred policy acquisition costs and value of business
  acquired.......................................................       279       137
Current income tax recoverable...................................        23       119
Deferred income tax assets.......................................       210        --
Other assets.....................................................       136       140
Assets of subsidiary held-for-sale...............................        --    22,037
Separate account assets..........................................     1,484     2,080
                                                                    -------   -------
     Total assets................................................   $13,521   $37,130
                                                                    =======   =======

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits.........................................   $ 5,176   $ 5,197
  Policyholder account balances..................................     4,143     4,134
  Other policyholder funds.......................................       249       229
  Policyholder dividends payable.................................       107       102
  Short-term debt -- affiliated..................................        --        50
  Long-term debt.................................................       101       101
  Deferred income tax liability..................................        --        32
  Payables for collateral under securities loaned and other
     transactions................................................       806     1,438
  Other liabilities..............................................       446       531
  Liabilities of subsidiary held-for-sale........................        --    19,958
  Separate account liabilities...................................     1,484     2,080
                                                                    -------   -------
     Total liabilities...........................................    12,512    33,852
                                                                    -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 10)

STOCKHOLDER'S EQUITY:
Common stock, par value $1.00 per share; 5,000,000 shares
  authorized; 3,000,000 shares issued and outstanding............         3         3
Additional paid-in capital.......................................     1,243     1,849
Retained earnings................................................        71       969
Accumulated other comprehensive income (loss)....................      (308)      457
                                                                    -------   -------
     Total stockholder's equity..................................     1,009     3,278
                                                                    -------   -------
     Total liabilities and stockholder's equity..................   $13,521   $37,130
                                                                    =======   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                              2008    2007    2006
                                                             ------   ----   ------
REVENUES
Premiums...................................................  $  284   $308   $  299
Universal life and investment-type product policy fees.....     160    188      226
Net investment income......................................     474    511      521
Other revenues.............................................       6     37       10
Net investment gains (losses)..............................     137    (91)     (21)
                                                             ------   ----   ------
  Total revenues...........................................   1,061    953    1,035
                                                             ------   ----   ------
EXPENSES
Policyholder benefits and claims...........................     454    485      445
Interest credited to policyholder account balances.........     140    147      151
Policyholder dividends.....................................     168    163      170
Other expenses.............................................      84     77      143
                                                             ------   ----   ------
  Total expenses...........................................     846    872      909
                                                             ------   ----   ------
Income from continuing operations before provision for
  income tax...............................................     215     81      126
Provision for income tax...................................      95     39       44
                                                             ------   ----   ------
Income from continuing operations..........................     120     42       82
Income (loss) from discontinued operations, net of income
  tax......................................................    (295)   157      150
                                                             ------   ----   ------
Net income (loss)..........................................  $ (175)  $199   $  232
                                                             ======   ====   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                                         ACCUMULATED OTHER COMPREHENSIVE
                                                                                  INCOME (LOSS)
                                                                      -------------------------------------
                                                                          NET
                                                                      UNREALIZED     FOREIGN       DEFINED
                                              ADDITIONAL              INVESTMENT     CURRENCY      BENEFIT
                                     COMMON     PAID-IN    RETAINED      GAINS     TRANSLATION      PLANS
                                      STOCK     CAPITAL    EARNINGS    (LOSSES)    ADJUSTMENTS   ADJUSTMENT    TOTAL
                                     ------   ----------   --------   ----------   -----------   ----------   -------
Balance at January 1, 2006.........      $3       $1,836      $ 556        $ 431         $  41          $(4)  $ 2,863
Sale of subsidiary (Note 2)........                   (9)                                                          (9)
Equity transactions of majority
  owned subsidiary.................                   12                                                           12
Dividends on common stock..........                             (13)                                              (13)
Comprehensive income:
  Net income.......................                             232                                               232
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (62)                                 (62)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         11                     11
     Additional minimum pension
       liability adjustment, net of
       income tax..................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                               (50)
                                                                                                              -------
  Comprehensive income.............                                                                               182
                                                                                                              -------
  Adoption of SFAS 158, net of
     income tax....................                                                                      (1)       (1)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2006.......       3        1,839        775          369            52           (4)    3,034
Cumulative effect of a change in
  accounting principle, net of
  income tax (Note 1)..............                              (5)                                               (5)
                                         --       ------      -----        -----         -----          ---   -------
Balance at January 1, 2007.........       3        1,839        770          369            52           (4)    3,029
Equity transactions of majority
  owned subsidiary.................                   10                                                           10
Comprehensive income:
  Net income.......................                             199                                               199
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (21)                                 (21)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         60                     60
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                                40
                                                                                                              -------
  Comprehensive income.............                                                                               239
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2007.......       3        1,849        969          348           112           (3)    3,278
Equity transactions of majority
  owned subsidiary.................                  (11)                                                         (11)
Dividend of interests in subsidiary
  (Note 2).........................                 (595)      (723)                                           (1,318)
Comprehensive loss:
  Net loss.........................                            (175)                                             (175)
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                         (647)                                (647)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                       (122)                  (122)
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       4         4
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                              (765)
                                                                                                              -------
  Comprehensive loss...............                                                                              (940)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2008.......      $3       $1,243      $  71        $(299)        $ (10)         $ 1   $ 1,009
                                         ==       ======      =====        =====         =====          ===   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................  $  (175)  $   199   $   232
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization expenses..............        7         7         8
     Amortization of premiums and accretion of discounts
       associated with investments, net..................      (32)      (33)      (13)
     (Gains) losses from sales of investments and
       businesses, net...................................      502       268        14
     Interest credited to policyholder account balances..      248       409       405
     Universal life and investment-type product policy
       fees..............................................     (160)     (188)     (226)
     Change in premiums and other receivables............     (116)     (226)     (511)
     Change in deferred policy acquisition costs, net....     (262)     (339)     (306)
     Change in insurance-related liabilities.............      294     1,348       963
     Change in income tax payable........................      124        65       194
     Change in other assets..............................      (96)      117        87
     Change in other liabilities.........................      257       432        97
     Other, net..........................................       (2)        3       (24)
                                                           -------   -------   -------
Net cash provided by operating activities................      589     2,062       920
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................    3,221     2,974     4,623
     Equity securities...................................       41        34        68
     Mortgage loans on real estate.......................       74        26        87
     Real estate and real estate joint ventures..........       --         1        --
     Other limited partnership interests.................        4         1         5
  Purchases of:
     Fixed maturity securities...........................   (3,167)   (4,116)   (6,056)
     Equity securities...................................      (59)      (12)      (40)
     Mortgage loans on real estate.......................       (5)     (129)     (160)
     Real estate and real estate joint ventures..........       (2)       (1)       (3)
     Other limited partnership interests.................      (66)      (19)       --
  Net change in short-term investments...................     (255)      123      (282)
  Proceeds from sales of businesses, net of cash disposed
     of $0, $0 and $5, respectively......................       --        --        71
  Dividend of subsidiary.................................     (270)       --        --
  Net change in other invested assets....................     (416)     (976)     (705)
  Other, net.............................................      (24)      (43)      (50)
                                                           -------   -------   -------
Net cash used in investing activities....................  $  (924)  $(2,137)  $(2,442)
                                                           -------   -------   -------




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                              2008     2007     2006
                                                            -------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.............................................  $ 1,379   $1,147   $1,446
     Withdrawals..........................................     (714)    (986)    (828)
  Net change in payables for collateral under securities
     loaned and other transactions........................     (632)    (204)     259
  Net change in short-term debt -- affiliated.............      (50)      50       --
  Long-term debt issued...................................       --      297       --
  Long-term debt repaid...................................       (3)     (79)    (100)
  Collateral financing arrangements issued................       --       --      850
  Dividends on common stock...............................       --       --      (13)
  Debt issuance costs.....................................       --       --      (13)
  Other, net..............................................       --       --       10
                                                            -------   ------   ------
Net cash (used in) provided by financing activities.......      (20)     225    1,611
                                                            -------   ------   ------
Change in cash and cash equivalents.......................     (355)     150       89
Cash and cash equivalents, beginning of year..............      507      357      268
                                                            -------   ------   ------
CASH AND CASH EQUIVALENTS, END OF YEAR....................  $   152   $  507   $  357
                                                            =======   ======   ======
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year.......................................  $   404   $  164   $  129
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE, END
  OF YEAR.................................................  $    --   $  404   $  164
                                                            =======   ======   ======
Cash and cash equivalents, from continuing operations,
  beginning of year.......................................  $   103   $  193   $  139
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS, END
  OF YEAR.................................................  $   152   $  103   $  193
                                                            =======   ======   ======
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.............................................  $    84   $  129   $   73
                                                            =======   ======   ======
     Income tax...........................................  $   (26)  $  (85)  $   --
                                                            =======   ======   ======
  Non-cash transactions during the year:
     Business dispositions:
       Assets disposed....................................  $    --   $   --   $  321
       Less: liabilities disposed.........................       --       --      236
                                                            -------   ------   ------
       Net assets disposed................................       --       --       85
       Less: cash disposed................................       --       --        5
                                                            -------   ------   ------
       Business disposition, net of cash disposed.........  $    --   $   --   $   80
                                                            =======   ======   ======
     Dividend of subsidiary:
       Assets disposed....................................  $22,135   $   --   $   --
       Less: liabilities disposed.........................   20,689       --       --
                                                            -------   ------   ------
       Net assets disposed................................    1,446       --       --
       Add: cash disposed.................................      270       --       --
       Less: dividend of interests in subsidiary..........    1,318       --       --
                                                            -------   ------   ------
       Loss on dividend of interests in subsidiary........  $   398   $   --   $   --
                                                            =======   ======   ======
     Return of capital to parent from sale of subsidiary..  $    --   $   --   $   (9)
                                                            =======   ======   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     General American Life Insurance Company ("General American") and its subsidiaries (collectively the "Company"), is a wholly-owned subsidiary of GenAmerica Financial, LLC ("GenAmerica" or the "Holding Company"). General American is a Missouri corporation incorporated in 1933. GenAmerica is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MLIC"), which is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

     The Company provides insurance and financial services to individual and institutional customers. The Company offers life insurance and annuities to individuals and group insurance. The Company distributes its products and services primarily through a nationwide network of general agencies and independent brokers. The Company is licensed to conduct business in 49 states, Puerto Rico, and the District of Columbia.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of General American and its subsidiaries. Intercompany accounts and transactions have been eliminated.

     See Note 2 for discussion concerning the dispositions of certain subsidiaries.

     The Company has invested in certain structured transactions that are variable interest entities ("VIEs") under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)"). These structured transactions include trust preferred securities and other limited partnership interests. The Company is required to consolidate those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on an annual basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or the partnership's operations.

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2008 presentation. See Note 14 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii) investment impairments;

          (iii) the recognition of income on certain investment entities;

          (iv) the application of the consolidation rules to certain investments;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (v) the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix) accounting for reinsurance transactions;

          (x) accounting for employee benefit plans; and

          (xi) the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the footnotes to the consolidated financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

       Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

       Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

       Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying consolidated financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale. Available-for-sale securities are reported at estimated fair value with unrealized investment gains and losses on these securities recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 3.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 3);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses).

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value. The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in an affiliated money market pool.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values and tax credit partnerships.

          Freestanding derivatives with positive estimated fair values are more fully described in the derivatives accounting policy which follows.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits and are accounted for under the equity method. The Company reports the equity in earnings of tax credit partnerships in net investment income.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities, certain structured investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under FIN 46(r) for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIE's primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and futures, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives. The Company's embedded derivatives are substantially held by Reinsurance Group of America, Incorporated ("RGA"), a majority-owned subsidiary, and are included in assets of subsidiaries held-for-sale and liabilities of subsidiaries held-for-sale. See
Note 2.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     In a hedge of a net investment in a foreign operation, changes in the estimated fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See Note 2.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the consolidated balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the consolidated financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of property, equipment and leasehold improvements was $74 million and $75 million at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $60 million and $58 million at December 31, 2008 and 2007, respectively. Related depreciation and amortization expense was $2 million, $3 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $27 million and $25 million at December 31, 2008 and 2007, respectively. Accumulated amortization of capitalized software was $21 million and $19 million at December 31, 2008 and 2007, respectively. Related amortization expense was $2 million, $2 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions, agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross margins and the re-estimation of expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed, management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $35 million at both December 31, 2008 and 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of: (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 6%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 5% to 7%.

     Participating business represented approximately 72% of General American's life insurance in-force, and 75% of the number of life insurance policies in-force, at both December 31, 2008 and 2007. Participating policies represented approximately 95% and 94%, 95% and 94%, and 99% and 99% of gross and net life insurance premiums for the years ended December 31, 2008, 2007 and 2006, respectively.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 4% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities is 5%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 6%.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor's ("S&P") 500 Index experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees and in the establishment of the related liabilities result in variances in profit and could result

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; plus (ii) credited interest, ranging from 3% to 6%, less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death and disability claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policyholder funds are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Other Revenues

     Other revenues include, in addition to items described elsewhere herein, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by General American's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by General American.

  Income Taxes

     General American joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code").

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii) future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 9) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

     The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Employee Benefit Plans

     The Company's employees, who meet specified eligibility requirements, participate in pension, other postretirement and postemployment plans. These benefit plans are accounted for following the guidance outlined in SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, SFAS No. 112, Employers Accounting for Postemployment Benefits -- An Amendment of FASB Statements No. 5 and No. 43 and as of December 31, 2006, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and SFAS No. 132(r) ("SFAS 158"). The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates, and mortality. Management, in consultation with its external actuarial firm, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     As described more fully in "Adoption of New Accounting Pronouncements," effective December 31, 2006, the Company adopted SFAS 158. Effective with the adoption of SFAS 158 on December 31, 2006, the Company recognizes the funded status of the benefit obligations for each of its plans on the consolidated balance sheet. The actuarial gains or losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs as of December 31, 2006 are now charged, net of income tax, to accumulated other comprehensive income (loss). Additionally, these changes eliminated the additional minimum pension liability provisions of SFAS 87.

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations generally are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur. The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See
Note 2.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include mutual funds, fixed maturity and equity securities, mortgage loans, derivatives, hedge funds, short term investments and cash and cash equivalents. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. At January 1, 2008, adopting SFAS 157 did not have a material impact on the Company's consolidated financial statements. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). Note 15 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). FSP 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's consolidated financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 had no impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 had no impact on the Company's consolidated financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no change in the interest liability for unrecognized tax benefits, offset by $11 million of minority interest included in liabilities of subsidiary held-for-sale, resulting in no corresponding change to the January 1, 2007 balance of retained earnings. See also Note 9.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of ($5) million, net of income tax of ($3) million, which was recorded as a reduction to retained earnings.

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2006, the Company adopted SFAS 158. The pronouncement revises financial reporting standards for defined benefit pension and other postretirement benefit plans by requiring the:

          (i) recognition in the statement of financial position of the funded status of defined benefit plans measured as the difference between the estimated fair value of plan assets and the benefit obligation, which is the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement benefit plans;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (ii) recognition as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and net asset or obligation at transition that have not yet been included in net periodic benefit costs as of the end of the year of adoption;

          (iii) recognition of subsequent changes in funded status as a component of other comprehensive income;

          (iv) measurement of benefit plan assets and obligations as of the date of the statement of financial position; and

          (v) disclosure of additional information about the effects on the employer's statement of financial position.

     The adoption of SFAS 158 resulted in a reduction of $1 million, net of income tax, to accumulated other comprehensive income, which is included as a component of total consolidated stockholder's equity. As the Company's measurement date for its pension and other postretirement benefit plans is already December 31 there was no impact of adoption due to changes in measurement date. See also "Summary of Significant Accounting Policies and Critical Accounting Estimates" and Note 11.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively EITF Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. The adoption of EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that: (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference; and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid-in capital. EITF 05-8 was applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The adoption of EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In December 2008, the FASB issued FSP No. FAS 132(r)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(r)-1"). FSP 132(r)-1 amends SFAS No. 132(r), Employers' Disclosures about Pensions and Other Postretirement Benefits to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan. The FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS 157. FSP 132(r)-1 is effective for fiscal years ending after December 15, 2009. The Company will provide all of the material required disclosures in the appropriate future annual period.

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its consolidated financial statements.

2.  DISPOSITIONS

  DISPOSITION OF REINSURANCE GROUP OF AMERICA, INCORPORATED

     On September 12, 2008, MetLife completed a tax-free split-off of RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife substantially all of its interests in RGA at a value of $1,318 million. The net book value of RGA at the time of the dividend was $1,716 million. The loss recognized in connection with the dividend was $398 million. General American retained 3,000,000 shares of RGA Class A common stock. These shares are marketable equity securities which do not constitute significant continuing involvement in the operations of RGA; accordingly, they have been classified within equity securities available for sale in the Company's consolidated financial statements at a cost basis of $157 million which is equivalent to the net book value of the shares. The carrying value will be adjusted to fair value at each subsequent reporting date. General American has agreed to dispose of the remaining shares of RGA within the next five years. In connection with General American's agreement to dispose of the remaining shares, General American also recognized, in its

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES provision for income tax on continuing operations, a deferred tax liability of $16 million which represents the difference between the book and taxable basis of the remaining investment in RGA.

     The impact of the disposition of the Company's investment in RGA is reflected in the Company's consolidated financial statements as discontinued operations. See Note 14 for reclassifications related to discontinued operations.

  DISPOSITION OF PARAGON LIFE INSURANCE COMPANY

     On May 1, 2006, the Company sold Paragon Life Insurance Company ("Paragon") to its ultimate parent, MetLife. The Company received consideration of $71 million, net of cash sold of $5 million. Immediately following the sale, MetLife merged Paragon with and into MLIC. The amount received below book value was recorded as a return of capital to MLIC of $9 million. Total revenues of Paragon included in the Company's consolidated revenues were $23 million for the year ended December 31, 2006.

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                             DECEMBER 31, 2008
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,434    $ 36      $235     $2,235      36.4%
Residential mortgage-backed securities......     1,063      19       121        961      15.7
Foreign corporate securities................       900      53       121        832      13.5
Foreign government securities...............       592     196        14        774      12.6
Commercial mortgage-backed securities.......       876       1       215        662      10.8
U.S. Treasury/agency securities.............       292      80        --        372       6.1
Asset-backed securities.....................       409      --       120        289       4.7
State and political subdivision securities..        16      --         1         15       0.2
Other fixed maturity securities.............        --      --        --         --       0.0
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $6,582    $385      $827     $6,140     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $  157    $ --      $ 28     $  129      95.6
Non-redeemable preferred stock(1)...........         9      --         3          6       4.4
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $  166    $ --      $ 31     $  135     100.0%
                                                ======    ====      ====     ======     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                             DECEMBER 31, 2007
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,559    $ 99      $ 66     $2,592      32.7%
Residential mortgage-backed securities......     1,728      13        14      1,727      21.8
Foreign corporate securities................       945     135        13      1,067      13.5
Foreign government securities...............       598     294         2        890      11.2
Commercial mortgage-backed securities.......       876      11        14        873      11.0
U.S. Treasury/agency securities.............       369      13        --        382       4.8
Asset-backed securities.....................       326       1        17        310       3.9
State and political subdivision securities..         4      --        --          4       0.2
Other fixed maturity securities.............       103      --        29         74       0.9
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $7,508    $566      $155     $7,919     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $   17    $ --      $ --     $   17      54.8
Non-redeemable preferred stock(1)...........        14       1         1         14      45.2
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $   31    $  1      $  1     $   31     100.0%
                                                ======    ====      ====     ======     =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." Perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at December 31, 2008 and 2007 had an estimated fair value of $3 million and $12 million, respectively. In addition, the Company held $3 million and $2 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $33 million and $74 million, respectively.

   (2) At December 31, 2008 and 2007 the Company also held $65 million and $113 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $623 million and $831 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2008 and 2007, respectively.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $209 million and $229 million at December 31, 2008 and 2007, respectively. These securities had net unrealized gains (losses) of ($55) million and $10 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were $2 million and less than $1 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $59 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers of which $35 million, $11 million, $9 million and $4 million, are included within U.S. corporate securities, asset-backed securities, state and political subdivision securities and residential mortgage-backed securities, respectively, and 3% and 92% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. Approximately 85% of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $372 million and $382 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate securities (36.4%), residential mortgage-backed securities (15.7%), and foreign corporate securities (13.5%); and at December 31, 2007 were U.S. corporate securities (32.7%), residential mortgage-backed securities (21.8%), and foreign corporate securities (13.5%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $3,067 million and $3,659 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $76 million and $84 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $442 million and $467 million, respectively, the total of these ten issuers being less than 5% of the Company's total invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Foreign(1)..................................    $  832      27.1%    $1,067      29.2%
Industrial..................................       527      17.2        582      15.9
Utility.....................................       514      16.8        512      14.0
Finance.....................................       441      14.4        697      19.0
Consumer....................................       421      13.7        522      14.3
Communications..............................       140       4.6        198       5.4
Other.......................................       192       6.2         81       2.2
                                                ------     -----     ------     -----
  Total.....................................    $3,067     100.0%    $3,659     100.0%
                                                ======     =====     ======     =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors, and other fixed maturity foreign investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities. The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......     $796       82.8%    $1,094      63.3%
  Pass-through securities...................      165       17.2        633      36.7
                                                 ----      -----     ------     -----
Total residential mortgage-backed
  securities................................     $961      100.0%    $1,727     100.0%
                                                 ====      =====     ======     =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 65%, 23%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $843 million and $1,726 million, respectively, or 88% and 99% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the agency residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure at estimated fair value was $118 million and $197 million, respectively, with an unrealized loss of $58 million and $4 million respectively. At December 31, 2008 and 2007, $72 million and $197 million, respectively, or 61% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008 the Company's Alt-A holdings are distributed as follows: 25% 2007 vintage year, 40% 2006 vintage year and 35% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $662 million and $873 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $575 million and $695 million, respectively, of the estimated fair value, or 87% and 80%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
87% Aaa, 11% Aa and 2% A. At December 31, 2008, 95% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company had no exposure to CMBX securities and its holdings of commercial real estate collateralized debt obligations securities was $10 million at estimated fair value.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $289 million and $310 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $203 million and $158 million, respectively, or 70% and 51%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, residential mortgage-backed securities backed by sub-prime mortgage loans and automobile receivables of 56%, 10%, 6% and 6% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $18 million and $39 million, respectively, and unrealized losses of $26 million and $7 million, respectively. At December 31, 2008, 50% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 23% and 77% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any concentrations of credit risk of any single issuer in its equity securities holdings, except for the RGA shares retained, which had an estimated fair value of $128 million or 13% of the Company's stockholder's equity. See
Note 2.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $  132      $  131       $  105      $  113
Due after one year through five years...       823         808        1,198       1,261
Due after five years through ten years..     1,050       1,010          905         955
Due after ten years.....................     2,229       2,279        2,370       2,680
                                            ------      ------       ------      ------
  Subtotal..............................     4,234       4,228        4,578       5,009
Mortgage-backed and other asset-backed
  securities............................     2,348       1,912        2,930       2,910
                                            ------      ------       ------      ------
  Total fixed maturity securities.......    $6,582      $6,140       $7,508      $7,919
                                            ======      ======       ======      ======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $(442)    $ 894     $ 852
Equity securities...................................    (31)      (19)        5
Derivatives.........................................     (3)       (3)       (2)
Minority interest...................................     --      (150)     (159)
Short-term investments..............................    (45)       --        --
Other...............................................     --       (28)      (20)
                                                      -----     -----     -----
  Subtotal..........................................   (521)      694       676
                                                      -----     -----     -----
Amounts allocated from DAC and VOBA.................     60       (97)      (27)
Deferred income tax.................................    162      (249)     (280)
                                                      -----     -----     -----
  Subtotal..........................................    222      (346)     (307)
                                                      -----     -----     -----
Net unrealized investment gains (losses)............  $(299)    $ 348     $ 369
                                                      =====     =====     =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2008      2007      2006
                                                     -------     ----     -----
                                                            (IN MILLIONS)
Balance, at January 1,.............................  $   348     $369     $ 431
Unrealized investment gains (losses) during the
  year.............................................   (1,302)      18      (111)
Unrealized investment loss of subsidiary at the
  date of dividend of interests....................       87       --        --
Unrealized investment gains (losses) relating to:
  DAC and VOBA.....................................      175      (70)       18
  DAC and VOBA of subsidiary at date of dividend of
     interests.....................................      (18)      --        --
  Deferred income tax..............................      457       31        31
  Deferred income tax of subsidiary at date of
     dividend of interests.........................      (46)      --        --
                                                     -------     ----     -----
Balance, at December 31,...........................  $  (299)    $348     $ 369
                                                     =======     ====     =====
Change in net unrealized investment gains
  (losses).........................................  $  (647)    $(21)    $ (62)
                                                     =======     ====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                     DECEMBER 31, 2008
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  797        $ 94        $  612        $141        $1,409        $235
Residential mortgage-backed
  securities..........................       276          65           107          56           383         121
Foreign corporate securities..........       353          62           144          59           497         121
Foreign government securities.........        94           9            44           5           138          14
Commercial mortgage-backed
  securities..........................       319          55           328         160           647         215
Asset-backed securities...............       157          30           124          90           281         120
State and political subdivision
  securities..........................        14           1             1          --            15           1
                                          ------        ----        ------        ----        ------        ----
  Total fixed maturity securities.....    $2,010        $316        $1,360        $511        $3,370        $827
                                          ======        ====        ======        ====        ======        ====
Equity securities.....................    $  131        $ 30        $   --        $  1        $  131        $ 31
                                          ======        ====        ======        ====        ======        ====
Total number of securities in an
  unrealized loss position............       462                       347
                                          ======                    ======




                                                                     DECEMBER 31, 2007
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  607         $32        $  548         $34        $1,155        $ 66
Residential mortgage-backed
  securities..........................       390           8           356           6           746          14
Foreign corporate securities..........       206           3            95          10           301          13
Foreign government securities.........        25          --            22           2            47           2
Commercial mortgage-backed
  securities..........................        44           1           483          13           527          14
Asset-backed securities...............       209          12            49           5           258          17
State and political subdivision
  securities..........................         1          --            --          --             1          --
Other fixed maturity securities.......        74          29            --          --            74          29
                                          ------         ---        ------         ---        ------        ----
  Total fixed maturity securities.....    $1,556         $85        $1,553         $70        $3,109        $155
                                          ======         ===        ======         ===        ======        ====
Equity securities.....................    $    2         $--        $    3         $ 1        $    5        $  1
                                          ======         ===        ======         ===        ======        ====
Total number of securities in an
  unrealized loss position............       290                       227
                                          ======                    ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                DECEMBER 31, 2008
                                          ------------------------------------------------------------
                                           COST OR AMORTIZED    GROSS UNREALIZED         NUMBER OF
                                                 COST                 LOSS              SECURITIES
                                          ------------------   ------------------   ------------------
                                          LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                             20%       MORE       20%       MORE       20%       MORE
                                          ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................    $  872    $1,285      $ 59      $457       216        234
Six months or greater but less than nine
  months................................       485        59        48        31        93         15
Nine months or greater but less than
  twelve months.........................       400        98        48        56        58         22
Twelve months or greater................       966        32       110        18       166          9
                                            ------    ------      ----      ----
  Total.................................    $2,723    $1,474      $265      $562
                                            ======    ======      ====      ====
EQUITY SECURITIES:
Less than six months....................    $  156    $    2      $ 28      $  2         1          1
Six months or greater but less than nine
  months................................        --        --        --        --        --         --
Nine months or greater but less than
  twelve months.........................         2         2        --         1         1          1
Twelve months or greater................        --        --        --        --        --         --
                                            ------    ------      ----      ----
  Total.................................    $  158    $    4      $ 28      $  3
                                            ======    ======      ====      ====




                                                                DECEMBER 31, 2007
                                         --------------------------------------------------------------
                                           COST OR AMORTIZED     GROSS UNREALIZED         NUMBER OF
                                                 COST                  LOSS              SECURITIES
                                         --------------------   ------------------   ------------------
                                         LESS THAN     20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                            20%         MORE       20%       MORE       20%       MORE
                                         ---------     ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...................    $1,067        $24       $ 54       $ 6       165        12
Six months or greater but less than
  nine months..........................       290          1         14        --        76         1
Nine months or greater but less than
  twelve months........................       285         --         19        --        47        --
Twelve months or greater...............     1,587         10         59         3       214         4
                                           ------        ---       ----       ---
  Total................................    $3,229        $35       $146       $ 9
                                           ======        ===       ====       ===
EQUITY SECURITIES:
Less than six months...................    $   --        $--       $ --       $--        --        --
Six months or greater but less than
  nine months..........................        --         --         --        --        --        --
Nine months or greater but less than
  twelve months........................         2         --         --        --         1        --
Twelve months or greater...............         4         --          1        --         1        --
                                           ------        ---       ----       ---
  Total................................    $    6        $--       $  1       $--
                                           ======        ===       ====       ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $265 million and $146 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 5%, respectively, of the cost or amortized cost of such securities. At December 31, 2008 and 2007, $28 million and $1 million, respectively, of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 18% and 17%, respectively, of the cost of such securities.

     At December 31, 2008, $562 million and $3 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 38% and 75% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $562 million and $3 million, $457 million and $2 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months. At December 31, 2007, $9 million of unrealized losses were all related to fixed maturity securities with an unrealized loss position of 20% or more of amortized cost, which represented 26% of amortized cost of such fixed maturity securities. Of such unrealized losses of $9 million, $6 million related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. At December 31, 2007, there were no equity securities with an unrealized loss of 20% or more.

     The Company held five fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. These five fixed maturity securities represented 8% or $65 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security, represented by the RGA shares retained is 90%, or $28 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities, with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $3 million at December 31, 2008 is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more was $3 million at December 31, 2008, all of which are for investment grade financial services industry non-redeemable preferred securities, that were rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss. With respect to common stock holdings, the Company considered the duration and severity of the securities in an unrealized loss position of 20% or more; and the duration of securities in an unrealized loss position of 20% or less with in an extended unrealized loss position (i.e., 12 months or more).

     The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $858 million and $156 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                               DECEMBER 31,
                                                               ------------
                                                               2008    2007
                                                               ----    ----
SECTOR:
  U.S. corporate securities..................................    27%     42%
  Commercial mortgage-backed securities......................    25       9
  Asset-backed securities....................................    14      11
  Foreign corporate securities...............................    14       8
  Residential mortgage-backed securities.....................    14       9
  Other......................................................     6      21
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===
INDUSTRY:
  Mortgage-backed............................................    39%     18%
  Finance....................................................    19      22
  Asset-backed...............................................    14      11
  Utility....................................................    10      13
  Consumer...................................................     6       1
  Industrial.................................................     2      13
  Government.................................................     2       2
  Communication..............................................     2      --
  Other......................................................     6      20
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2008    2007   2006
                                                         ----   -----   ----
                                                            (IN MILLIONS)
  Fixed maturity securities............................  $(87)  $  (6)  $(30)
  Equity securities....................................    (2)     --      6
  Mortgage loans on real estate........................    --      (2)     1
  Real estate and real estate joint ventures...........    --       1     --
  Freestanding derivatives.............................   215    (103)     1
  Other................................................    11      19      1
                                                         ----   -----   ----
     Net investment gains (losses).....................  $137   $ (91)  $(21)
                                                         ====   =====   ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                      FIXED MATURITY
                                        SECURITIES           EQUITY SECURITIES             TOTAL
                                 ------------------------   ------------------   ------------------------
                                  2008     2007     2006    2008   2007   2006    2008     2007     2006
                                 ------   ------   ------   ----   ----   ----   ------   ------   ------
                                                               (IN MILLIONS)
Proceeds.......................  $1,594   $1,029   $1,774    $--    $--    $ 9   $1,594   $1,029   $1,783
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======
Gross investment gains.........      16        9       12     --     --      6       16        9       18
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Gross investment losses........     (28)     (14)     (42)    --     --     --      (28)     (14)     (42)
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Writedowns
     Credit-related............     (69)      (1)      --     (2)    --     --      (71)      (1)      --
     Other than credit-
       related(1)..............      (6)      --       --     --     --     --       (6)      --       --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
     Total writedowns..........     (75)      (1)      --     (2)    --     --      (77)      (1)      --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
  Net investment gains
     (losses)..................  $  (87)  $   (6)  $  (30)   $(2)   $--    $ 6   $  (89)  $   (6)  $  (24)
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======



--------

   (1) Other-than credit related writedowns include items such as fixed maturity securities where an interest-rate related writedown was taken.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment losses, were $77 million and $1 million for the years ended December 31, 2008 and 2007, respectively. The substantial increase in 2008 over 2007 was driven by writedowns totaling $65 million of financial services industry securities holdings, comprised of $63 million of fixed maturity securities and $2 million of equity securities. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2006.

     Overall, of the $75 million of fixed maturity security writedowns in 2008, $63 million were on financial services industry services holdings; $5 million were on communication industry holdings; $2 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans); and $5 million in fixed maturity security holdings that the Company either lacked the intent to hold, or due to extensive credit spread widening, the Company was uncertain of its intent to hold these fixed maturity securities for a period of time sufficient to allow for recovery of the market value decline.

     The $2 million of writedowns on equity securities in 2008, were all related to the financial services industry holdings.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                      2008      2007      2006
                                                      ----      ----      ----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $385      $459      $460
Equity securities...................................     1         1        --
Mortgage loans on real estate.......................    14        15        20
Policy loans........................................   106       101       100
Real estate and real estate joint ventures..........    11        11        12
Other limited partnership interests.................    (4)       (4)       (1)
Cash, cash equivalents and short-term investments...    10        19        12
Other...............................................    --         1         2
                                                      ----      ----      ----
  Total investment income...........................   523       603       605
Less: Investment expenses...........................    49        92        84
                                                      ----      ----      ----
  Net investment income.............................  $474      $511      $521
                                                      ====      ====      ====



     Net investment income from other limited partnership interests, including hedge funds, represents distributions from other limited partnership interests accounted for under the cost method and equity in earnings from other limited partnership interests accounted for under the equity method. Overall for 2008, the net amount recognized by the Company was a loss of $4 million resulting principally from losses on equity method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated administrative service charges, included in investment expenses, included in the table above, were $6 million, $5 million and $5 million, for the years ended December 31, 2008, 2007 and 2006, respectively. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $679 million and $1,372 million and an estimated fair value of $737 million and $1,392 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $742 million and $1,434 million at December 31, 2008 and 2007, respectively. Of this $742 million of cash collateral at December 31, 2008, $113 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral and $517 million and $112 million, respectively, were due within 30 days and 60 days. Of the $108 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $55 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $585 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Security collateral of $25 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $1,060 million and $1,356 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 4.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Commercial mortgage loans.....................   $177      80.8%    $201      82.7%
Agricultural mortgage loans...................     42      19.2       42      17.3
                                                 ----     -----     ----     -----
  Total.......................................    219     100.0%     243     100.0%
                                                          =====              =====
Less: Valuation allowances....................     --                  2
                                                 ----               ----
  Mortgage loans on real estate...............   $219               $241
                                                 ====               ====



     Mortgage loans on real estate are collateralized by properties primarily located in the United States. At December 31, 2008, 34%, 9% and 8% of the value of the Company's mortgage loans on real estate were located in California, Florida and Texas, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage loans on real estate is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                      2008        2007        2006
                                                      ----        ----        ----
                                                              (IN MILLIONS)
Balance at January 1,...............................   $ 2         $--         $ 1
Additions...........................................    --           2          --
Deductions..........................................    (2)         --          (1)
                                                       ---         ---         ---
Balance at December 31,.............................   $--         $ 2         $--
                                                       ===         ===         ===



     There were no impaired mortgage loans at December 31, 2008. The Company had $4 million of impaired mortgage loans, net of $2 million of valuation allowances at December 31, 2007. The average investment in impaired mortgage loans was $2 million, $6 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively. There was no interest income on impaired mortgage loans for the year ended December 31, 2008. Interest income on impaired mortgage loans was less than $1 million for the years ended December 31, 2007 and 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER 31,
                                                            ----------------
                                                            2008        2007
                                                            ----        ----
                                                              (IN MILLIONS)
Real estate...............................................  $ 69        $ 68
Accumulated depreciation..................................   (17)        (16)
                                                            ----        ----
Net real estate...........................................    52          52
Real estate joint ventures................................     3           3
                                                            ----        ----
  Total real estate holdings..............................  $ 55        $ 55
                                                            ====        ====



     All of the Company's real estate holdings are classified as held-for-investment. Related depreciation expense on real estate was $1 million, $2 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company's real estate holdings are located in the United States. At December 31, 2008, 95% of the Company's real estate holdings were located in California.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Office........................................    $37       67%      $37       67%
Industrial....................................     15       27        15       27
Real estate investment funds..................      3        6         3        6
                                                  ---      ---       ---      ---
  Total real estate holdings..................    $55      100%      $55      100%
                                                  ===      ===       ===      ===



  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $81 million and $33 million at December 31, 2008 and 2007, respectively. Included within other limited partnership interests at December 31, 2008 and 2007 are $34 million and $9 million, respectively, of hedge funds.

     For the years ended December 31, 2008, 2007 and 2006, net investment loss from other limited partnership interests was $4 million, $4 million and $1 million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets at:

                                                            DECEMBER 31,
                                           ---------------------------------------------
                                                    2008                    2007
                                           ---------------------   ---------------------
                                           CARRYING                CARRYING
                                             VALUE    % OF TOTAL     VALUE    % OF TOTAL
                                           --------   ----------   --------   ----------
                                                           (IN MILLIONS)
Freestanding derivatives with positive
  fair values............................    $113         89.7%       $77         96.3%
Tax credit partnerships..................      10          7.9         --            0
Other....................................       3          2.4          3          3.7
                                             ----        -----        ---        -----
  Total..................................    $126        100.0%       $80        100.0%
                                             ====        =====        ===        =====



     See Note 4 regarding the freestanding derivatives with positive estimated fair values. Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits, and are accounted for under the equity method.

  VARIABLE INTEREST ENTITIES

     The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but it is not the primary beneficiary and which have not been consolidated at December 31, 2008:

                                                           DECEMBER 31, 2008
                                                        -----------------------
                                                                      MAXIMUM
                                                         CARRYING   EXPOSURE TO
                                                        AMOUNT(1)     LOSS(2)
                                                        ---------   -----------
                                                             (IN MILLIONS)
Fixed maturity securities, available-for-sale(3)
  Foreign corporate securities........................     $14          $14
  U.S. Treasury/agency securities.....................      16           16
Other limited partnership interests(4)................      38           38
Other invested assets(5)..............................       3            3
                                                           ---          ---
  Total...............................................     $71          $71
                                                           ===          ===



--------

   (1) See Note 1 for further discussion of the Company's significant accounting policies with regards to the carrying amounts of these investments.

   (2) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee. For certain of its investments in other invested assets, the Company's return is in the form of tax credits which are guaranteed by a creditworthy third party. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by third parties.

   (3) These assets are reflected at estimated fair value within fixed maturity securities available-for-sale.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (5) Other invested assets include tax credit partnerships and other investments established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits.

     As described in Note 10, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2008, 2007 and 2006.
  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $514 million and $224 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $9 million, $15 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company did not transfer any invested assets to or from affiliates during the years ended December 31, 2008 and 2006. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, for 2007 are as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2007
                                                               -------------
                                                               (IN MILLIONS)
Estimated fair value of assets transferred to affiliates.....       $19
Amortized cost of assets transferred to affiliates...........       $19
Net investment gains (losses) recognized on transfers........       $--
Estimated fair value of assets transferred from affiliates...       $10



4.  DERIVATIVE FINANCIAL INSTRUMENTS
  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, held at:

                                               DECEMBER 31, 2008                 DECEMBER 31, 2007
                                        -------------------------------   -------------------------------
                                                      CURRENT MARKET                    CURRENT MARKET
                                                       OR FAIR VALUE                     OR FAIR VALUE
                                        NOTIONAL   --------------------   NOTIONAL   --------------------
                                         AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                        --------   ------   -----------   --------   ------   -----------
                                                                  (IN MILLIONS)
Interest rate swaps...................   $  220     $ 81        $--        $  313      $37        $ 1
Financial futures.....................      135       --          2           213        1          2
Foreign currency swaps................       31        5          1            29       --          6
Foreign currency forwards.............      595       22         --           807       38         --
Financial forwards....................       --       --         --            45       --         --
Credit default swaps..................      164        5          1           170        1         --
                                         ------     ----        ---        ------      ---        ---
  Total...............................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                         ======     ====        ===        ======      ===        ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                    --------------------------------------------------------------------
                                                  AFTER ONE YEAR   AFTER FIVE YEARS
                                    ONE YEAR OR    THROUGH FIVE       THROUGH TEN     AFTER TEN
                                        LESS           YEARS             YEARS          YEARS      TOTAL
                                    -----------   --------------   ----------------   ---------   ------
                                                                (IN MILLIONS)
Interest rate swaps...............      $ 33            $39              $ 10            $138     $  220
Financial futures.................       135             --                --              --        135
Foreign currency swaps............        --              5                23               3         31
Foreign currency forwards.........       595             --                --              --        595
Credit default swaps..............        --             --               121              43        164
                                        ----            ---              ----            ----     ------
  Total...........................      $763            $44              $154            $184     $1,145
                                        ====            ===              ====            ====     ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                         DECEMBER 31, 2008                 DECEMBER 31, 2007
                                  -------------------------------   -------------------------------
                                                  FAIR VALUE                        FAIR VALUE
                                  NOTIONAL   --------------------   NOTIONAL   --------------------
                                   AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                  --------   ------   -----------   --------   ------   -----------
                                                            (IN MILLIONS)
Fair value......................   $   --     $ --        $--        $   17      $--        $ 1
Cash flow.......................       --       --         --             4       --         --
Non-qualifying..................    1,145      113          4         1,556       77          8
                                   ------     ----        ---        ------      ---        ---
  Total.........................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                   ======     ====        ===        ======      ===        ===



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized net investment gains (losses) from settlement payments related to non-qualifying hedges of $8 million, $2 million, and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  FAIR VALUE HEDGES

     The Company utilizes interest rate swaps to convert fixed rate investments to floating rate investments. The Company designates and accounts for these interest rate swaps as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008, 2007 and 2006. Changes in the fair value of the derivatives and the hedged items were insignificant for the years ended December 31, 2008, 2007 and 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,..................................................   $(2)      $(2)      $(2)
Gains (losses) deferred in other comprehensive income
  (loss) on the effective portion of the cash flow
  hedges..............................................     1        --         1
Amounts reclassified to net investment gains
  (losses)............................................    --        --        (1)
                                                         ---       ---       ---
Other comprehensive income (loss) balance at December
  31,.................................................   $(1)      $(2)      $(2)
                                                         ===       ===       ===



     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded for the years ended December 31, 2008, 2007 and 2006.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2008 and 2007 include gains (losses) of $5 million and ($5) million, respectively, related to foreign currency contracts used to hedge its net investments in foreign operations. The Company did not record any gains (losses) on foreign currency contracts for the year ended December 31, 2006. There was no foreign currency translation gain (loss) recorded in 2008. At December 31, 2007, the cumulative foreign currency translation gain (loss) recorded in accumulated other comprehensive income (loss) related to these hedges was ($5) million. When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income
(loss) are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards and swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit;
(iv) equity variance swaps as a macro hedge on certain invested assets; (v) interest rate futures to economically hedge liabilities embedded in certain variable annuity products; and (vi) credit default swaps to synthetically create investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                      2008       2007      2006
                                                      ----      -----      ----
                                                            (IN MILLIONS)
Net investment gains (losses).......................  $207      $(105)      $(4)


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 15 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require the accepting of collateral in connection with its derivative instruments.

     At December 31, 2008 and 2007, the Company was obligated to return cash collateral under its control of $64 million and $4 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets.

     The Company has exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $2 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. At December 31, 2008, the Company provided cash collateral for exchange-traded futures of $3 million, which is included in premiums and other receivables. At December 31, 2007, the Company did not provide cash collateral for exchange-traded futures.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            ----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT        WEIGHTED AVERAGE
CREDIT OBLIGATIONS(1)                            SWAPS        DEFAULT SWAPS(2)    YEARS TO MATURITY(3)
---------------------------------------     --------------   ------------------   --------------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................        $--                $ 7                   5.0
  Credit default swaps referencing
     indices..............................         (1)                67                   4.0
                                                  ---                ---
       Subtotal...........................         (1)                74                   4.1
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
B
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
                                                  ---                ---
                                                  $(1)               $74                   4.1
                                                  ===                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                         DAC    VOBA   TOTAL
                                                        ----   -----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006............................  $231   $  93   $ 324
  Capitalizations.....................................    20      --      20
                                                        ----   -----   -----
       Subtotal.......................................   251      93     344
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    --      (2)     (2)
     Other expenses...................................    79     (28)     51
                                                        ----   -----   -----
       Total amortization.............................    79     (30)     49
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)    (15)    (18)
  Less: Other.........................................    50      27      77
                                                        ----   -----   -----
Balance at December 31, 2006..........................   125     111     236
  Effect of SOP 05-1 adoption.........................    (3)     (5)     (8)
  Capitalizations.....................................     7      --       7
                                                        ----   -----   -----
       Subtotal.......................................   129     106     235
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    (2)     (2)     (4)
     Other expenses...................................    15      14      29
                                                        ----   -----   -----
       Total amortization.............................    13      12      25
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (1)     71      70
  Less: Other.........................................     3      --       3
                                                        ----   -----   -----
Balance at December 31, 2007..........................   114      23     137
  Less: Amortization related to:
     Net investment gains (losses)....................     3      (4)     (1)
     Other expenses...................................    10       9      19
                                                        ----   -----   -----
       Total amortization.............................    13       5      18
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)   (154)   (157)
  Less: Other.........................................    (2)     (1)     (3)
                                                        ----   -----   -----
Balance at December 31, 2008..........................  $106   $ 173   $ 279
                                                        ====   =====   =====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $10 million in 2009, $9 million in 2010, $9 million in 2011, $8 million in 2012, and $8 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                                                          OTHER
                                    FUTURE POLICY         POLICYHOLDER ACCOUNT         POLICYHOLDER
                                      BENEFITS                  BALANCES                  FUNDS
                                 ------------------      ---------------------      -----------------
                                                             DECEMBER 31,
                                 --------------------------------------------------------------------
                                  2008        2007        2008           2007       2008         2007
                                 ------      ------      ------         ------      ----         ----
                                                             (IN MILLIONS)
Group life.................      $   15      $   34      $    1         $   --      $  1         $  1
Retirement & savings.......          33          35          19             42        --           --
Non-medical health &
  other....................         317         329          --             --         4            5
Traditional life...........       4,559       4,596          --             --       121          118
Variable & universal life..          80          64       3,125          3,079        67           58
Annuities..................          88          87         863            886        --           --
Other......................          84          52         135            127        56           47
                                 ------      ------      ------         ------      ----         ----
     Total.................      $5,176      $5,197      $4,143         $4,134      $249         $229
                                 ======      ======      ======         ======      ====         ====



     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated policyholder account balances, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated other policyholder funds, included in the table above, were ($196) million and ($227) million at December 31, 2008 and 2007, respectively.

  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $1,406 million and $2,003 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $78 million and $77 million at December 31, 2008 and 2007, respectively. The average interest rate credited on these contracts was 3.92% and 4.14% at December 31, 2008 and 2007, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $49 million, $57 million and $84 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee benefit.

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                                 AT                 AT
                                                           ANNUITIZATION      ANNUITIZATION
                                                           -------------      -------------
                                                                     (IN MILLIONS)
ANNUITY CONTRACTS (1)
TWO TIER ANNUITIES
General account value....................................    $     283          $     286
Net amount at risk (2)...................................    $      50 (4)      $      51 (4)
Average attained age of contractholders..................     60 years           60 years


                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                             SECONDARY          SECONDARY
                                                             GUARANTEES         GUARANTEES
                                                           -------------      -------------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate account).............    $   1,183          $   1,107
Net amount at risk (2)...................................    $  17,496 (3)      $  18,250 (3)
Average attained age of policyholders....................     58 years           57 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                 UNIVERSAL AND
                                                    ANNUITY      VARIABLE LIFE
                                                   CONTRACTS       CONTRACTS
                                                 -------------   -------------
                                                   GUARANTEED
                                                 ANNUITIZATION     SECONDARY
                                                    BENEFITS       GUARANTEES    TOTAL
                                                 -------------   -------------   -----
                                                             (IN MILLIONS)
Balance at January 1, 2006.....................       $ 7             $ 6         $13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2006...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2007...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2008...................       $ 7             $ 6         $13
                                                      ===             ===         ===



     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Mutual Fund Groupings
  Equity.....................................................   $12      $18
  Bond.......................................................     1        1
  Balanced...................................................    --        2
  Money Market...............................................     2        2
  Specialty..................................................     1       --
                                                                ---      ---
     Total...................................................   $16      $23
                                                                ===      ===



7.  REINSURANCE

     General American's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. General American has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, General American reinsured up to 90% of the mortality risk for all new individual life insurance. This practice was initiated for different products starting at various points in time between the mid-1990's and 2000. During 2005, General American changed its retention practices for certain individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, General American reinsures up to 90% of the mortality risk in excess of $1 million for most new individual life insurance policies that it writes and for certain individual life policies the retention limits remained unchanged. On a case by case basis, General American may retain up to $2.5 million per life and reinsure 100% of amounts in excess of General American retention limits. The Company evaluates its reinsurance programs

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums...................................  $ 384     $ 410     $ 412
  Reinsurance assumed...............................    211       181       170
  Reinsurance ceded.................................   (311)     (283)     (283)
                                                      -----     -----     -----
     Net premiums...................................  $ 284     $ 308     $ 299
                                                      =====     =====     =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees....................................  $ 357     $ 302     $ 363
  Reinsurance ceded.................................   (197)     (114)     (137)
                                                      -----     -----     -----
     Net universal life and investment-type product
       policy fees..................................  $ 160     $ 188     $ 226
                                                      =====     =====     =====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims...........  $ 574     $ 652     $ 694
  Reinsurance assumed...............................    186       175       175
  Reinsurance ceded.................................   (306)     (342)     (424)
                                                      -----     -----     -----
     Net policyholder benefits and claims...........  $ 454     $ 485     $ 445
                                                      =====     =====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $  650   $  468
Claim recoverables........................................      80       92
Deposit recoverables......................................      16       29
All other recoverables....................................       4        5
                                                            ------   ------
  Total...................................................  $  750   $  594
                                                            ======   ======
AFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $1,238   $1,257
Deposit recoverables......................................     136      127
All other recoverables....................................       9        6
                                                            ------   ------
  Total...................................................  $1,383   $1,390
                                                            ======   ======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including funds withheld accounts and irrevocable letters of credit. At December 31, 2008, the Company has $212 million of unaffiliated reinsurance recoverable balances secured by funds withheld accounts and $16 million of unaffiliated reinsurance recoverable balances secured through irrevocable letters of credit issued by various financial institutions. All of the affiliated reinsurance recoverable balances except $1,198 million of reserves and $8 million of other receivables are secured by funds withheld accounts or irrevocable letters of credit issued by various financial institutions.

     The Company's five largest unaffiliated reinsurers account for $528 million, or 70%, of its total unaffiliated reinsurance recoverable balance of $750 million at December 31, 2008. Of these reinsurance recoverable balances, $212 million were secured by funds withheld accounts.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were $271 million and $331 million at December 31, 2008 and 2007, respectively. Reinsurance balances receivable from affiliated reinsurers, included in other policyholder funds were $196 million and $227 million, at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including MLIC, Exeter Reassurance Company, Ltd., MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, Metropolitan Tower Life Insurance Company, New England Life Insurance Company, and Missouri Reinsurance (Barbados), Inc., all of which are related parties. The table below includes amounts related to transactions between these related parties and RGA through September 12, 2008, the date of the Company's dividend of its interests in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table reflects related party reinsurance information:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Assumed premiums.............................................  $ 43   $129   $129
Assumed benefits, included in policyholder benefits and
  claims.....................................................  $120   $194   $155
Assumed benefits, included in policyholder dividends.........  $ --   $  9   $  7
Assumed acquisition costs, included in other expenses........  $ --   $ --   $  1
Ceded premiums...............................................  $ 15   $ 80   $ 85
Ceded fees, included in universal life and investment-type
  product policy fees........................................  $118   $ 65   $ 90
Income from deposit contracts, included in other revenues....  $  3   $  2   $  2
Ceded benefits, included in policyholder benefits and
  claims.....................................................  $ 18   $ 25   $ 10
Ceded benefits, included in interest credited to policyholder
  account balances...........................................  $ 61   $ 58   $ 54
Ceded benefits, included in policyholder dividends...........  $ --   $  9   $  7
Interest costs on ceded reinsurance, included in other
  expenses...................................................  $ 49   $  5   $ 45


8.  LONG-TERM DEBT AND SHORT-TERM DEBT- AFFILIATED

     Long-term and short-term debt outstanding is as follows:

                                               INTEREST RATES
                                            -------------------                DECEMBER 31,
                                                       WEIGHTED               -------------
                                              RANGE     AVERAGE    MATURITY   2008     2007
                                            --------   --------   ---------   ----     ----
                                                                              (IN MILLIONS)
Surplus notes.............................    7.63%      7.63%       2024     $100     $100
Other notes...............................  8% - 12%     8.40%    2009-2016      1        1
                                                                              ----     ----
Total long-term debt......................                                     101      101
Total short-term debt -- affiliated.......                                      --       50
                                                                              ----     ----
  Total...................................                                    $101     $151
                                                                              ====     ====



     The aggregate maturities of long-term debt at December 31, 2008 for the next five years are less than $1 million in each of the years 2009 through 2013 and $100 million thereafter.

     Unsecured senior debt ranks highest in priority and consists of other notes with varying interest rates. Payments of interest and principal on the Company's surplus notes, which are subordinate to all other obligations, may be made only with the prior approval of the insurance department of the state of domicile.

  SHORT-TERM DEBT -- AFFILIATED

     There was no short-term debt outstanding at December 31, 2008. On December 31, 2007, MetLife Credit Corporation, an affiliate, issued a $50 million short-term loan to the Company with a fixed rate of 4.82%, which was repaid at maturity on January 2, 2008. The Company used the net proceeds of the loan for general corporate purposes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $9 million for each of the years ended December 31, 2008, 2007 and 2006.

9.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                       -----------------------
                                                       2008     2007      2006
                                                       ----     ----     -----
                                                            (IN MILLIONS)
Current:
  Federal............................................  $(10)    $(41)    $(156)
  Foreign............................................    75       50        29
                                                       ----     ----     -----
  Subtotal...........................................    65        9      (127)
                                                       ----     ----     -----
Deferred:
  Federal............................................    30       30       171
                                                       ----     ----     -----
Provision for income tax.............................  $ 95     $ 39     $  44
                                                       ====     ====     =====




     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $ 75     $ 28     $ 44
Tax effect of:
  Tax-exempt investment income.........................     9        2       (2)
  State and local income taxes.........................    --       --        1
  Prior year tax.......................................    (7)       8       (2)
  RGA dividend of interest(1)..........................    16       --       --
  Other, net...........................................     2        1        3
                                                         ----     ----     ----
Provision for income tax...............................   $95      $39      $44
                                                         ====     ====     ====




--------

   (1) See Notes 2 and 14 for discussion concerning the dividend of interest in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                             2008     2007
                                                             ----     ----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $ 33     $ 64
  Employee benefits........................................    19       22
  Tax credit carryforwards.................................    55       --
  Net unrealized investment losses.........................   162       --
  Other....................................................     8      162
                                                             ----     ----
                                                              277      248
  Less: Valuation allowance................................    --       --
                                                             ----     ----
                                                              277      248
                                                             ----     ----
Deferred income tax liabilities:
  Investments..............................................    37       68
  DAC......................................................    10      (46)
  Net unrealized investment gains..........................    --      249
  Other....................................................    20        9
                                                             ----     ----
                                                               67      280
                                                             ----     ----
Net deferred income tax asset/(liability)..................  $210     $(32)
                                                             ====     ====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $162 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     At December 31, 2008, the Company had tax credit carryforwards of $55 million, which begin to expire in 2018. The tax credit carryfowards are expected to be utilized during the period allowed.

     Effective January 1, 2006, General American joined with MetLife and its includable affiliates in filing a federal income tax return. General American participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     Pursuant to the tax sharing agreement, the amount due from affiliates is $16 million and $120 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2001. Due to a lapse of the statute of limitations, the 2003 and 2004 tax years are no longer subject to audit. In the first quarter of 2005, the IRS commenced an examination of the Company's U.S. income tax returns for 2000 through 2002 that is anticipated to be completed in 2009.

     As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no increase/decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $0, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. The Company's total amount of unrecognized tax benefits upon adoption of FIN 48 was $21 million. The Company reclassified, at adoption, $32 million of current income tax payables to the liability for unrecognized tax benefits included within other liabilities. The Company did not reclassify, at adoption, any deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability for unrecognized tax benefits. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $21 million. The Company also had $3 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     At December 31, 2008, the Company's total amount of unrecognized tax benefits was $18 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $18 million. The total amount of unrecognized tax benefits decreased by $6 million from December 31, 2007 due to lapses in the statutes of limitations.

     At December 31, 2007, the Company's total amount of unrecognized tax benefits was $24 million, an increase of $3 million from the date of adoption, and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $24 million, an increase of $3 million from the date of adoption.

     The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and December 31, 2007, is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Balance as of the beginning of the period....................   $24      $21
Additions for tax positions of current year..................    --        7
Lapses of statutes of limitations............................    (6)      (4)
                                                                ---      ---
Balance as of the end of the period..........................   $18      $24
                                                                ===      ===



     During the year ended December 31, 2008, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2008, the Company had $5 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from December 31, 2007.

     During the year ended December 31, 2007, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2007, the Company had $4 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from the date of adoption.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $1 million and $1 million, respectively, related to the separate account DRD.

10.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims may be resolved through settlement. Other sales practices claims may be won by dispositive motion or may go to trial. The current cases may seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Regulators have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company has been cooperating fully with these inquiries. The Company is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's financial position.

     North American National Marketing, LLC, et al. v. General American Life Insurance Co., et al. (Dist. Ct, Colo., Arapahoe Cty., filed March 21, 2007) North American National Marketing ("North American") and its affiliate sued the Company and MetLife, Inc. alleging breach of a contract between the Company and North American for the design, development and distribution of certain universal life insurance products for the Company during the period from 2001 to 2004. Plaintiffs seek damages comprised of fees and commissions relating to sales of the life insurance products designed by North American. The Company and MetLife, Inc. dispute these alleged damages and are vigorously defending the lawsuit, which is currently scheduled for a jury trial in April 2009.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas, or make other inquiries, concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows.

     In 2007, the Company received $39 million, included in other revenues, based on the resolution of an indemnification claim associated with the 2000 acquisition of the Company by MLIC.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $4 million, a related asset for premium tax offsets of $3 million for undiscounted future assessments in respect of impaired, insolvent or failed insurers, and an asset related to paid assessments representing currently available premium tax offsets of less than $1 million.

  COMMITMENTS

  Leases

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' sales revenues. Future minimum rental income relating to these lease agreements are as follows:

                                                                    RENTAL
                                                                    INCOME
                                                                -------------
                                                                (IN MILLIONS)
2009..........................................................        $8
2010..........................................................        $4
2011..........................................................        $3
2012..........................................................        $3
2013..........................................................        $1
Thereafter....................................................        $1


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $182 million and $57 million at December 31, 2008 and 2007, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  COMMITMENTS TO FUND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under private corporate bond investments. The amount of these unfunded commitments was $6 million at December 31, 2008. At December 31, 2007, there were no unfunded commitments to fund private corporate bond investments.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $2 million to $45 million, with a cumulative maximum of $61 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2008, the Company did not record any liabilities for indemnities, guarantees and commitments. The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

     See Note 4 for further disclosures related to credit default swap obligations.

11.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     General American's employees, sales representatives and retirees participate in qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans sponsored by MLIC. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually, based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2008, the majority of active participants are accruing benefits under the cash balance formula; however, approximately 95% of the obligations result from benefits calculated with the traditional formula. The non-qualified plan provides supplemental pension benefits to certain executive level employees and retirees.

     General American also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees through a plan sponsored by MLIC. Employees of General American who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for General American, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cost of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

     General American is allocated both pension and other postretirement expenses from MLIC associated with benefits provided to its employees and does not bear direct obligation for benefits under these benefit plans. Therefore, the assets and obligations of these benefit plans are not included in the accompanying consolidated balance sheets or the additional disclosure below. General American's share of pension expense was $7 million, $7 million and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, General American's share of other postretirement expense was less than $1 million, less than $1 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The combined allocated benefit expense is included in the accompanying consolidated statements of income.

     General American continues to sponsor non-qualified defined benefit pension plans. Accordingly, the obligations and related net periodic expense associated with these plans are included in the accompanying financial statements and the additional disclosures below. These non-qualified plans have ceased accepting new participants. Participants with accrued benefits continue to earn vesting service credits while employed, but are not accruing additional benefits in these plans.

     As described more fully in Note 1, effective December 31, 2006, the Company adopted SFAS 158. The adoption of SFAS 158 required the recognition of the funded status of defined benefit pension and other postretirement plans and eliminated the additional minimum pension liability provision of SFAS 87. The Company's additional minimum pension liability was $7 million at December 31, 2005, $4 million net of income tax, and was recorded as a reduction of accumulated other comprehensive income. At December 31, 2006, immediately prior to adopting SFAS 158, the Company's additional minimum pension liability was $6 million, $4 million, net of income tax of $2 million, and remained as a reduction of accumulated other comprehensive income. Upon adoption of SFAS 158, the Company eliminated the additional minimum pension liability and recognized as an adjustment to accumulated other comprehensive income, net of income tax, those amounts of actuarial gains and losses, and prior service costs and credits that had not yet been included in net periodic benefit cost at the date of adoption. The following table summarizes the adjustments to the December 31, 2006 consolidated balance sheet as a result of recognizing the funded status of the defined benefit plans:

                                                                 DECEMBER 31, 2006
                                               ----------------------------------------------------
                                                             ADDITIONAL
                                                               MINIMUM
                                                   PRE         PENSION    ADOPTION OF       POST
                                                 SFAS 158     LIABILITY     SFAS 158      SFAS 158
BALANCE SHEET CAPTION                          ADJUSTMENTS   ADJUSTMENT    ADJUSTMENT   ADJUSTMENTS
---------------------------------------------  -----------   ----------   -----------   -----------
                                                                   (IN MILLIONS)
Other assets: Prepaid pension benefit cost...      $(38)         $--          $  9          $(29)
Other liabilities: Accrued postretirement
  benefit cost...............................      $ --           --            --          $ --
                                                                 ---          ----
  Subtotal...................................                     --             9
Net liability of subsidiary held-for-sale....                      1           (17)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), before income tax:
  Defined benefit plans......................      $ (7)           1            (8)         $(14)
Minority interest............................                     --             8
Deferred income tax..........................                     --            (1)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), net of income tax:
  Defined benefit plans......................      $ (4)         $ 1          $ (1)         $ (4)
                                                                 ===          ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                           DECEMBER 31,
                                                    -------------------------
                                                                     OTHER
                                                                  POSTRETIRE-
                                                      PENSION         MENT
                                                      BENEFITS      BENEFITS
                                                    -----------   -----------
                                                    2008   2007   2008   2007
                                                    ----   ----   ----   ----
                                                          (IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of
  year............................................  $ 26   $ 29   $ --   $ --
  Service cost....................................    --     --     --     --
  Interest cost...................................     2      2     --     --
  Net actuarial (gains) losses....................    --     (2)    --     --
  Change in benefits..............................    --     --     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Benefit obligation at end of year.................    25     26     --     --
                                                    ----   ----   ----   ----
Change in plan assets:
Fair value of plan assets at beginning of year....    --     --     --     --
  Actual return on plan assets....................    --     --     --     --
  Employer contribution...........................     3      3     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Fair value of plan assets at end of year..........    --     --     --     --
                                                    ----   ----   ----   ----
Funded status at end of year......................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Amounts recognized in consolidated balance sheet
  consist of:
  Other liabilities...............................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Accumulated other comprehensive (income) loss:
  Net actuarial losses............................  $ 12   $ 19    $--    $ 2
  Prior service credit............................   (13)   (11)    --     --
                                                    ----   ----   ----   ----
                                                      (1)     8     --      2
  Deferred income tax and minority interest.......    --     (6)    --     (1)
                                                    ----   ----   ----   ----
                                                    $ (1)  $  2    $--    $ 1
                                                    ====   ====   ====   ====



     The accumulated benefit obligation for all defined benefit pension plans was $25 million and $26 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Projected benefit obligation.................................   $25      $26
Accumulated benefit obligation...............................   $25      $26
Fair value of plan assets....................................   $--      $--


     The projected benefit obligation exceeded assets for all pension plans at both December 31, 2008 and 2007.

     The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                                            OTHER POSTRETIREMENT
                                                  PENSION BENEFITS                BENEFITS
                                               ----------------------     -----------------------
                                               2008     2007     2006     2008      2007     2006
                                               ----     ----     ----     ----      ----     ----
                                                                  (IN MILLIONS)
NET PERIODIC BENEFIT COST
  Service cost...............................   $--      $--      $--      $--       $--      $--
  Interest cost..............................     2        2        2       --        --       --
  Expected return on plan assets.............    --       --       --       --        --       --
  Amortization of net actuarial (gains)
     losses..................................     1       --       (2)      --        --       --
  Amortization of prior service cost
     (credit)................................    (3)      (2)      --       --        --       --
                                                ---      ---      ---      ---       ---      ---
     Net periodic benefit cost...............    --       --      $--       --        --      $--
                                                                  ===                         ===
     Net periodic cost of asset held-for-
       sale..................................    --        4                --         1
                                                ---      ---               ---       ---
                                                 --        4                --         1
                                                ---      ---               ---       ---
OTHER CHANGES IN PLAN ASSETS AND BENEFIT
  OBLIGATIONS
  RECOGNIZED IN OTHER COMPREHENSIVE INCOME
     (LOSS)
  Net actuarial (gains) losses...............    (7)      (3)               (2)       (3)
  Prior service cost (credit)................     2        1                --        --
  Amortization of net actuarial gains
     (losses)................................    (1)      (1)               --        --
  Amortization of prior service (cost)
     credit..................................     3        2                --        --
                                                ---      ---               ---       ---
     Total recognized in other comprehensive
       income (loss).........................    (3)      (1)               (2)       (3)
                                                ---      ---               ---       ---
     Total recognized in net periodic benefit
       cost and other comprehensive income
       (loss)................................   $(3)     $ 3               $(2)      $(2)
                                                ===      ===               ===       ===



     Included within other comprehensive income (loss) are other changes in plan assets and benefit obligations associated with pension benefits of ($3) million and other postretirement benefits of ($2) million for an aggregate reduction in other comprehensive income (loss) of ($5) million before income tax and ($4) million, net of income tax and minority interest.

     The estimated net actuarial losses and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are less than $1 million and ($2) million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                             DECEMBER 31,
                                                   -------------------------------
                                                                         OTHER
                                                      PENSION         POSTRETIRE-
                                                      BENEFITS       MENT BENEFITS
                                                   -------------     -------------
                                                   2008     2007     2008     2007
                                                   ----     ----     ----     ----
Weighted average discount rate...................  6.60%    6.65%      --       --
Rate of compensation increase....................   N/A      N/A      N/A      N/A


     Assumptions used in determining net periodic benefit cost were as follows:

                                                                DECEMBER 31,
                                                  ---------------------------------------
                                                                              OTHER
                                                                         POSTRETIREMENT
                                                   PENSION BENEFITS         BENEFITS
                                                  ------------------   ------------------
                                                  2008   2007   2006   2008   2007   2006
                                                  ----   ----   ----   ----   ----   ----
Weighted average discount rate..................  6.65%  6.00%  5.80%    --     --     --
Expected rate of return on plan assets..........   N/A    N/A    N/A    N/A    N/A    N/A
Rate of compensation increase...................   N/A    N/A    N/A    N/A    N/A    N/A


     The discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

  CASH FLOWS

     In 2009, the Company expects to make contributions of $2 million to its pension plans. Benefit payments are funded from the Company's general assets as they become due under the provision of the plans.

     Gross benefit payments for the next ten years are expected to be as follows:

                                                              PENSION BENEFITS
                                                              ----------------
                                                                (IN MILLIONS)
2009........................................................         $ 2
2010........................................................         $ 3
2011........................................................         $ 3
2012........................................................         $ 3
2013........................................................         $ 3
2014 - 2018.................................................         $12


  SAVINGS AND INVESTMENT PLANS

     The Company's employees participate in savings and investment plans for which a portion of employee contributions are matched. The Company's expense was less than $1 million for each of the years ended December 31, 2008, 2007 and 2006.

12.  EQUITY

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. General American exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of General American.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by General American are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     General American, domiciled in Missouri, applied to its state insurance regulator and was permitted to admit the lesser of the amount of the deferred tax asset expected to be realized within three years of the balance sheet date or 15% of statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. The NAIC statutory accounting principles currently admit the lesser of the amount of the deferred tax asset expected to be realized within one year of the balance sheet date or 10% of the statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. As a result of the relief, the Company's minimum statutory capital requirement was reduced by $58 million as of December 31, 2008.

     Statutory net income (loss) of General American, a Missouri domiciled insurer, was $1,177 million, $106 million and $316 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Missouri State Department of Insurance, was $1,079 million and $2,280 million at December 31, 2008 and 2007, respectively.

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, General American is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the aggregate amount of all such dividends in any calendar year does not exceed the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized investment gains). General American will be permitted to pay a stockholder dividend to GenAmerica in excess of the greater of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Missouri Commissioner of Insurance (the "Commissioner"). As described in Note 2, the Company paid an in-kind extraordinary dividend of $1,318 million to GenAmerica for the year ended December 31, 2008. For the year ended December 31, 2007, the Company did not pay any dividends to GenAmerica. The Company paid $13 million for the year ended December 31, 2006 in dividends for which prior insurance regulatory clearance was not required. Based on amounts at December 31, 2008, General American could pay to GenAmerica a stockholder dividend of $107 million without prior approval of the Commissioner in 2009.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                         2008    2007    2006
                                                       -------   ----   -----
                                                            (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(1,370)  $ 22   $(115)
Income tax effect of holding gains (losses)..........      544    (13)     38
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................      105     29      16
  Amortization of premiums and accretion of discounts
     associated with investments.....................      (37)   (33)    (12)
  Income tax effect..................................      (26)     2      (1)
Allocation of holding (gains) losses on investments
  relating to other policyholder amounts.............      175    (70)     18
Income tax effect of allocation of holding (gains)
  losses to other policyholder amounts...............      (61)    42      (6)
Unrealized investment loss of dividend of interest in
  subsidiary.........................................       69     --      --
Deferred income tax on unrealized investment loss on
  dividend of interests in subsidiary................      (46)    --      --
                                                       -------   ----   -----
Net unrealized investment gains (losses), net of
  income tax.........................................     (647)   (21)    (62)
                                                       -------   ----   -----
Foreign currency translation adjustment..............     (122)    60      11
Minimum pension liability adjustment, net of income
  tax................................................       --     --       1
Defined benefit plan adjustment, net of income tax...        4      1      --
                                                       -------   ----   -----
Other comprehensive income (loss)....................  $  (765)  $ 40   $ (50)
                                                       =======   ====   =====



13.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Compensation..........................................  $ 22     $ 10     $ 21
Commissions...........................................    13       15       36
Reinsurance allowances................................   (17)     (22)     (43)
Interest and debt issue costs.........................    10       10        9
Amortization of DAC and VOBA..........................    18       25       49
Capitalization of DAC.................................    --       (7)     (20)
Insurance tax.........................................    11       13       17
Other.................................................    27       33       74
                                                        ----     ----     ----
Total other expenses..................................  $ 84     $ 77     $143
                                                        ====     ====     ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     For the years ended December 31, 2008, 2007 and 2006 commissions, reinsurance allowances and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 7. See also Note 16 for discussion of affiliated expenses included in the table above.

  Amortization and Capitalization of DAC and VOBA

     See Note 5 for the rollforward of DAC and VOBA including impacts of amortization and capitalization.

14.  DISCONTINUED OPERATIONS

  OPERATIONS

     As more fully described in Note 2, on September 12, 2008 MetLife completed a tax-free split-off of its majority-owned subsidiary, RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife, substantially all of its interests in RGA. RGA's assets and liabilities were reclassified to assets and liabilities of subsidiaries held for sale and its operating results were reclassified to discontinued operations for all periods presented.

     The following tables present the amounts related to the operations and financial position of RGA that have been reflected as discontinued operations in the consolidated statements of income:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             2008     2007     2006
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Premiums..................................................  $3,535   $4,910   $4,348
Net investment income.....................................     597      908      781
Other revenues............................................      69       77       66
Net investment gains (losses).............................    (249)    (177)       7
                                                            ------   ------   ------
  Total revenues..........................................   3,952    5,718    5,202
                                                            ------   ------   ------
Policyholder benefits and claims..........................   2,989    3,989    3,490
Interest credited to policyholder account balances........     108      262      254
Other expenses............................................     699    1,226    1,227
                                                            ------   ------   ------
  Total expenses..........................................   3,796    5,477    4,971
                                                            ------   ------   ------
Income before provision for income tax....................     156      241      231
Provision for income tax..................................      53       84       81
                                                            ------   ------   ------
Income from operations of discontinued operations, net of
  income tax..............................................     103      157      150
Loss in connection with the dividend of interests in
  subsidiary, net of income tax...........................    (398)      --       --
                                                            ------   ------   ------
Income (loss) from operations of discontinued operations,
  net of income tax.......................................  $ (295)  $  157   $  150
                                                            ======   ======   ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                            DECEMBER 31, 2007
                                                            -----------------
                                                              (IN MILLIONS)
Fixed maturity securities.................................       $ 9,398
Equity securities.........................................           137
Mortgage loans on real estate, net........................           832
Policy loans..............................................         1,059
Short-term investments....................................            75
Other invested assets.....................................         4,897
                                                                 -------
  Total investments.......................................        16,398
Cash and cash equivalents.................................           404
Accrued investment income.................................            78
Premiums and other receivables............................         1,440
Deferred policy acquisition costs and VOBA................         3,513
Goodwill..................................................            96
Other assets..............................................            91
Separate account assets...................................            17
                                                                 -------
     Total assets held-for-sale...........................       $22,037
                                                                 =======
Future policy benefits....................................       $ 6,159
Policyholder account balances.............................         6,657
Other policyholder funds..................................         2,297
Long-term debt............................................           528
Collateral financing arrangements.........................           850
Junior subordinated debt securities.......................           399
Shares subject to mandatory redemption....................           159
Current income tax payable................................            33
Deferred income tax liability.............................           941
Other liabilities.........................................         1,918
Separate account liabilities..............................            17
                                                                 -------
     Total liabilities held-for-sale......................       $19,958
                                                                 =======



     The operations of RGA include direct policies and reinsurance agreements with MetLife and some of its affiliates. These agreements are generally terminable by either party upon 90 days written notice with respect to future new business. Agreements related to existing business generally are not terminable, unless the underlying policies terminate or are recaptured. These direct policies and reinsurance agreements do not constitute significant continuing involvement by the Company with RGA. Included in continuing operations in the Company's consolidated statements of operations are amounts related to these affiliated transactions, including ceded amounts that reduced premiums and fees by $23 million, $38 million, and $32 million and ceded amounts that reduced policyholder benefits and claims by $13 million, $33 million, and $44 million for the years ended December 31, 2008, 2007 and 2006, respectively, that have not been eliminated as these transactions are expected to continue after the RGA divestiture. Related amounts included in the Company's consolidated balance sheets that have not been eliminated include assets totaling $456 million, and liabilities totaling $361 million at December 31, 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

15.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2007                                   AMOUNT      VALUE    FAIR VALUE
-----------------                                  --------   --------   ----------
                                                             (IN MILLIONS)
ASSETS:
Fixed maturity securities........................              $ 7,919     $ 7,919
Equity securities................................              $    31     $    31
Mortgage loans on real estate....................              $   241     $   247
Policy loans.....................................              $ 1,657     $ 1,657
Short-term investments...........................              $   237     $   237
Cash and cash equivalents........................              $   103     $   103
Accrued investment income........................              $   107     $   107
Assets of subsidiaries held-for-sale.............              $11,983     $11,992
LIABILITIES:
Policyholder account balances....................              $ 1,055     $ 1,030
Short-term debt -- affiliated....................              $    50     $    50
Long-term debt...................................              $   101     $   121
Payables for collateral under securities loaned
  and other transactions.........................              $ 1,438     $ 1,438
Liabilities of subsidiaries held-for-sale........              $ 6,915     $ 6,044


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Affiliated Short-term Debt and Long-term Debt -- The estimated fair value of short-term debt-affiliated approximates fair value due to the short-term duration of the instrument. Long-term debt is determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value.

     Assets and Liabilities of Subsidiaries Held-For-Sale -- The carrying values of assets and liabilities of subsidiaries held-for-sale reflect those assets and liabilities which were previously determined to be financial instruments and which were reflected in other financial statement captions in the table above in previous periods but have been reclassified to this caption to reflect the discontinued nature of the operations. The estimated fair value of the assets and liabilities of subsidiaries held-for-sale have been determined on a basis consistent with similar instruments as described herein.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps and foreign currency forwards are based upon quotations obtained from dealers or other reliable sources. See
Note 4 for derivative fair value disclosures.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                         NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2008                                         AMOUNT      VALUE    FAIR VALUE
-----------------                                        --------   --------   ----------
                                                                   (IN MILLIONS)
ASSETS:
Fixed maturity securities..............................              $6,140      $6,140
Equity securities......................................              $  135      $  135
Mortgage loans on real estate..........................              $  219      $  213
Policy loans...........................................              $1,691      $2,088
Other limited partnership interests(1).................              $    2      $    2
Short-term investments.................................              $  514      $  514
Other invested assets:(1)
  Derivative assets....................................    $910      $  113      $  113
  Other................................................              $    3      $    3
Cash and cash equivalents..............................              $  152      $  152
Accrued investment income..............................              $   99      $   99
Premiums and other receivables(1)......................              $  153      $  121
Separate account assets................................              $1,484      $1,484
LIABILITIES:
Policyholder account balances(1).......................              $1,016      $  843
Long-term debt.........................................              $  101      $   74
Payables for collateral under securities loaned and
  other transactions...................................              $  806      $  806
Other liabilities:(1)
  Derivative liabilities...............................    $235      $    4      $    4
  Other................................................              $    9      $    9
Separate account liabilities(1)........................              $  189      $  189
COMMITMENTS:(2)
Commitments to fund private corporate bond
  investments..........................................    $  6      $   --      $   --


--------

   (1) Carrying values presented herein differ from those presented on the consolidated balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

   (2) Commitments are off-balance sheet obligations.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the consolidated financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheet represents investments in other limited partnerships accounted for using the equity method, which do not satisfy the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the net asset value ("NAV") as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES consolidated balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the consolidated balance sheet is principally comprised of freestanding derivatives with positive estimated fair values, cash held in trust and investments in tax credit partnerships. Investments in tax credit partnerships, which are accounted for under the equity method, are not financial instruments subject to fair value disclosure. Accordingly, they have been excluded from the preceding table. Cash held in trust is treated as cash and cash equivalents where estimated fair value generally approximates carrying value.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the consolidated balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivative positions, amounts receivable for securities sold but not yet settled and fees and general operating receivables.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding table. Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts on deposit for derivative settlements essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over very short periods such that the estimated fair value approximate their carrying values. In light of recent market conditions, the Company has monitored the solvency position of the financial institutions and has determined additional adjustments are not required.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheet in accordance with SOP O3-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, mortgage loans, derivatives, hedge funds short-term investments and cash and cash equivalents. The estimated fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair values of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents held by separate accounts are determined on

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES a basis consistent with the methodologies described herein for similar financial instruments held within the general account. The estimated fair value of hedge funds is based upon NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair value of mortgage loans is determined by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. The difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include certain funding arrangements, fixed deferred annuities and total control accounts. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models as well as its claims paying ability.

     Long-term Debt -- The estimated fair values of long-term debt securities are generally determined by discounting expected future cash flows using market rates currently available for debt with similar remaining maturities and reflecting the credit risk of the Company including inputs, when available, from other companies with similar types of borrowing arrangements. Risk-adjusted discount rates applied to the expected future cash flows can vary significantly based upon the specific terms of each individual arrangement, including, but not limited to: subordinated rights; contractual interest rates in relation to current market rates; the structuring of the arrangement; and the nature and observability of the applicable valuation inputs. Use of different risk-adjusted discount rates could result in different estimated fair values.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the consolidated balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; obligations for employee-related benefits; amounts due on cash collateral held in relation to securities lending; interest payable; amounts due for securities purchased but not yet settled; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest payable; amounts due on cash collateral held in relation to securities lending; and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Separate Account Liabilities -- Separate account liabilities included in the table above represent those balances due to policyholders under contracts that are classified as investment contracts. The difference between the separate account liabilities reflected above and the amounts presented in the consolidated balance sheet represents those contracts classified as insurance contracts which do not satisfy the criteria of financial instruments for which estimated fair value is to be disclosed.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding under institutional retirement & savings products.

     Separate account liabilities, whether related to investment or insurance contracts, are recognized in the consolidated balance sheet at an equivalent summary total of the separate account assets as prescribed by SOP 03-1. Separate account assets, which equal net deposits, net investment income and realized and unrealized capital gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described above, the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Commitments to Fund Private Corporate Bond Investments -- The estimated fair values for commitments to fund private corporate bond investments reflected in the above table represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the original commitments.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The assets and liabilities measured at estimated fair value on a recurring basis are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                               DECEMBER 31, 2008
                                      ------------------------------------------------------------------
                                         FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                      -----------------------------------------------------
                                       QUOTED PRICES IN
                                      ACTIVE MARKETS FOR                        SIGNIFICANT
                                       IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE      TOTAL
                                        AND LIABILITIES    OBSERVABLE INPUTS      INPUTS       ESTIMATED
                                           (LEVEL 1)           (LEVEL 2)         (LEVEL 3)    FAIR VALUE
                                      ------------------   -----------------   ------------   ----------
                                                                 (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities.........         $ --                $2,070            $165         $2,235
  Residential mortgage-backed
     securities.....................           --                   959               2            961
  Foreign corporate securities......           --                   782              50            832
  Foreign government securities.....           --                   679              95            774
  Commercial mortgage-backed
     securities.....................           --                   648              14            662
  U.S. Treasury/agency securities...          289                    83              --            372
  Asset-backed securities...........           --                   225              64            289
  State and political subdivision
     securities.....................           --                    15              --             15
                                             ----                ------            ----         ------
     Total fixed maturity
       securities...................          289                 5,461             390          6,140
                                             ----                ------            ----         ------
Equity securities:
  Common stock......................           --                   128               1            129
  Non-redeemable preferred stock....           --                     1               5              6
                                             ----                ------            ----         ------
     Total equity securities........           --                   129               6            135
                                             ----                ------            ----         ------
Short-term investments..............           --                   514              --            514
Derivative assets(1)................           --                   113              --            113
Separate account assets(2)..........          660                   729              95          1,484
                                             ----                ------            ----         ------
     Total assets...................         $949                $6,946            $491         $8,386
                                             ====                ======            ====         ======
LIABILITIES
Derivative liabilities(1)...........         $  2                $    1            $  1         $    4
                                             ====                ======            ====         ======



--------

   (1) Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the rollforward in the following tables.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (2) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities. As it relates to derivatives, this level includes financial futures including interest rate futures. Separate account assets classified within this level principally include mutual funds. Also included are assets held within separate accounts which are similar in nature to those classified in this level for the general account.

     Level 2 This category includes fixed maturity and equity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, state and political subdivision securities, foreign government securities and asset-backed securities. Equity securities classified as Level 2 securities consist principally of common stock and certain equity securities where market quotes are available but are not considered actively traded. Short-term investments included within Level 2 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used are observable; including foreign currency forwards, foreign currency swaps, interest rate swaps and credit default swaps. Separate account assets classified within this level are generally similar to those classified within this level for the general account. Hedge funds owned by separate accounts are also included within this level.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including:
             U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; commercial mortgage backed securities; foreign government securities and asset-backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes credit default swaps having unobservable credit correlations. Separate account assets classified within this level are generally similar to those classified within this level for the general account; however, they also include mortgage loans.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                        FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                         -----------------------------------------------------------------------------------------------------
                                                              TOTAL REALIZED/UNREALIZED
                                                             GAINS (LOSSES) INCLUDED IN:
                                                            ----------------------------   PURCHASES,
                           BALANCE,    IMPACT OF   BALANCE,                    OTHER         SALES,      TRANSFER IN  BALANCE,
                         DECEMBER 31,   SFAS 157  BEGINNING                COMPREHENSIVE  ISSUANCES AND   AND/OR OUT   END OF
                             2007     ADOPTION(1) OF PERIOD EARNINGS(2, 3) INCOME (LOSS) SETTLEMENTS(4) OF LEVEL 3(5)  PERIOD
                         ------------ ----------- --------- -------------- ------------- -------------- ------------- --------
                                                                    (IN MILLIONS)

Fixed maturity
  securities............     $612         $--        $612        $(56)          $(97)         $(62)          $(7)       $390
Equity securities.......       12          --          12          (1)            (1)           (4)           --           6
Net derivatives(6)......       --          --          --          --             --            (1)           --          (1)
Separate account
  assets(7).............      124          --         124         (25)            --            (1)           (3)         95


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. As described in
       Note 1, there was no material impact of adoption on Level 3 assets and liabilities.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses.

   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (8) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                           TOTAL GAINS AND LOSSES
                                                  ---------------------------------------
                                                   CLASSIFICATION OF REALIZED/UNREALIZED
                                                                   GAINS
                                                       (LOSSES) INCLUDED IN EARNINGS
                                                  ---------------------------------------
                                                      NET              NET
                                                  INVESTMENT       INVESTMENT
                                                    INCOME       GAINS (LOSSES)     TOTAL
                                                  ----------     --------------     -----
                                                                  (IN MILLIONS)
Fixed maturity securities....................         $ 8             $(64)          $(56)
Equity securities............................          --               (1)            (1)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                                          CHANGES IN UNREALIZED GAINS (LOSSES)
                                                        RELATING TO ASSETS AND LIABILITIES HELD
                                                                  AT DECEMBER 31, 2008
                                                       -----------------------------------------
                                                           NET               NET
                                                       INVESTMENT        INVESTMENT
                                                         INCOME        GAINS (LOSSES)      TOTAL
                                                       ----------      --------------      -----
                                                                     (IN MILLIONS)
Fixed maturity securities........................          $ 9              $(63)           $(54)
Equity securities................................           --                (2)             (2)
Net derivatives..................................           --                (1)             (1)


16.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $36 million, $44 million and $50 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $28 million, $5 million and $8 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into marketing and selling agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $6 million, $14 million and $21 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. The Company received fees for this service of $28 million, $26 million and $11 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $2 million, $4 million and $5 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $1 million, $2 million and $2 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net receivables from affiliates of $9 million and $32 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These net receivables exclude affiliated reinsurance balances discussed in Note 7.

     See Notes 3, 6 and 8 for additional related party transactions.

PART C: OTHER INFORMATION

ITEM 26 EXHIBITS


     (a) (i)    Resolutions of the Board of Directors of COVA Financial Life
                Insurance Company establishing MetLife Investors Variable Life
                Account Five dated March 24, 1992 1
         (ii)   Resolutions of the Board of Directors of MetLife Investors
                Insurance Company effecting MetLife Investors Variable Life
                Account Five 11
         (iii)  Resolutions of the Board of Directors dated October 23, 1991 establishing MetLife Investors Variable Life Account One 2
         (iv)   Resolution of MetLife Investors Insurance Company Board of
                Directors, dated June 29, 2009, authorizing the combining of
                MetLife Investors Variable Life Account Five into MetLife
                Investors Variable Life Account One
     (b)        None
     (c) (i)    Principal Underwriters Agreement between MetLife Investors
                Insurance Company and MetLife Investors Distribution Company
         (ii)   Schedule of Commissions 6
         (iii)  General American Financial Sales Agreement among General
                American Distributors and Linsco/Private Ledger Corp. dated June
                29, 2002
         (iv)   Selling Agreement among MetLife Investors Insurance Company,
                MetLife Investors Distribution Company and Morgan Stanley DW
                Inc. (Broker-dealer and General Agent) dated September 16, 2002
         (v)    General American Financial Sales Agreement among General
                American Distributors and NFP Securities, Inc. dated November 8,
                2001
         (vi)   MetLife Investors Distribution Company Retail Sales Agreement
                among MetLife Investors Distribution Company and Royal Alliance
                Associates Inc. dated May 2, 2005 and First Amendment
         (vii)  Selling Agreement among MetLife Investors Insurance Company,
                MetLife Investors Insurance Company of California, First MetLife
                Investors Insurance Company, MetLife Investors Distribution
                Company and UBS PainerWebber, Inc. and PWJC Insurance Sales,
                Inc. dated October 31,2002 and Amendments
         (viii) General American Financial Sales Agreement among General
                American Distributors and United Planners' Financial Services of
                America dated July 29, 2002
         (ix)   MetLife Investors Distribution Company Retail Sales Agreement
                among MetLife Investors Distribution Company and Wells Fargo
                Investments LLC dated November 7, 2005
         (x)    MetLife Investors Distribution Company Sales Agreement among
                MetLife Investors Distribution Company and Wachovia Securities
                LLC, dba A.G. Edwards dated January 1, 2008
     (d) (i)    Flexible Premium Joint and Last Survivor Policy 3
         (ii)   Flexible Premium Variable Life Policy 4
         (iii)  Riders to the Policy (Joint and Survivor Policy) 3
                (Waiver of Specified Premium Rider, Anniversary Partial
                  Withdrawal Rider, Estate Preservation Term Rider, Joint
                  Supplemental Coverage Rider, Lifetime Coverage Rider,
                  Secondary Guarantee Rider, Divorce Split Policy Option Rider)
         (iv)   Additional Riders to the Policy 4
                (Accelerated Benefit Rider, Anniversary Partial Withdrawal
                  Rider,
                  Guaranteed Survivor Plus Purchase Option Rider, Lifetime
                  Coverage Rider, Secondary Guarantee Rider, Supplemental
                  Coverage Rider, Waiver of Monthly Deduction Rider, Waiver of
                  Specified Premium Rider)
         (v)    Endorsement (Name Change) 5
         (vi)   Endorsement (Merger into MetLife Investors Insurance
                Company) 11
     (e) (i)    Application Forms - Joint and Last Survivor Policy 3
         (ii)   Application Forms - Flexible Premium Variable Life Insurance
                Policy 4
         (iii)  Enterprise Application for Policies 8
     (f) (i)    Articles of Incorporation of the Company 2
         (ii)   By-Laws of the Company 2
     (g) (i)    Reinsurance Agreements 8
         (ii)   Contingent Reinsurance Agreement between MetLife Investors
                Insurance Company and General American Life Insurance
                Company 10
     (h) (i)    Participation Agreement between Met Investors Series Trust, Met
                Investors Advisory Corp., MetLife Investors Distribution
                Company and MetLife Investors Insurance Company dated February
                12, 2001; First Amendment dated September 14, 2001 7
         (ii)   Second Amendment to the Met Investors Series Trust Participation
                Agreement dated May 1, 2009
         (iii)  Participation Agreement among Metropolitan Series Fund, Inc.,

                MetLife Advisers, LLC, MetLife Investors Distribution Company & MetLife Investors Insurance Company dated August 31, 2007 12
           (iv) Net Worth Maintenance Agreement between MetLife, Inc. and MetLife Investors Insurance Company (effective December 31,
                2002) 10
           (v)  Guarantee Agreement (General American Life Insurance
                Company) (June 1, 1995) 11
       (i)      None
       (j)      None
       (k) (i)  Opinion and Consent of Counsel
           (ii) Opinion and Consent of Counsel in Missouri (Guarantor)
       (l)      None
       (m)      None
       (n)      Consents of Independent Registered Public Accounting Firm
       (o)      None
       (p)      None
       (q)      None
       (r) (i)  Powers of Attorney for MetLife Investors Insurance Company
           (ii) Powers of Attorney for General American Life Insurance
                Company as Guarantor



1   Incorporated herein by reference to MetLife Investors Variable Life
    Account Five's Form S-6 Registration Statement (File No. 333-37559) as filed on October 9, 1997.
2 Incorporated herein by reference to the Registrant's Form S-6 Registration Statement (File No. 333-17963) as filed on December 16, 1996.
3 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-83203) as filed on July 19, 1999.
4 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-83183) as filed on July 19, 1999.
5 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Separate Account's Registration Statement on Form S-6 (File No. 333-83165) as filed on April 26, 2001.
6 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Separate Account's Registration Statement on Form S-6 (File No. 333-69522) as filed on December 20, 2001.
7 Incorporated herein by reference to Post-Effective Amendment No. 6 to MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed April 30, 2003.
8 Incorporated herein by reference to Post-Effective Amendment No. 5 to the Separate Account's Registration Statement on Form N-6 (File No. 333-69522) as filed on April 30, 2004.
9 Incorporated herein by reference to Post-Effective Amendment No. 13 to the MetLife Investors Variable Annuity Account Five's Registration Statement on Form N-4 (File No. 333-54016 and 811-07060) as filed on October 7, 2005.
10 Incorporated herein by reference to Post-Effective Amendment No. 16 to the MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed on April 21, 2006.
11 Incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-138575) as filed November 9, 2006.
12 Incorporated herein by reference to Post-Effective Amendment 12 to Registrant's Registration Statement on Form N-6 (File No. 333-69522 and 811-07971) as filed on April 22, 2008.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable life contracts offered by the Registrant and the executive officers of the Company:


Name and Principal Business Address  Positions and Offices with Depositor
-----------------------------------  --------------------------------------
Michael K. Farrell ****              Director, Chairman of the Board,
                                     President and Chief Executive Officer

Susan A. Buffum ****                 Director

James J. Reilly **                   Vice President, Finance (principal
                                     financial officer)

Elizabeth M. Forget ***              Director

George Foulke *****                  Director

Jay S. Kaduson ****                  Director and Vice President

Bennett D. Kleinberg ******          Director and Vice President

Richard C. Pearson *                 Director, Executive Vice President,
                                     General Counsel and Secretary

Paul A. Sylvester ****               Director

Jeffrey A. Tupper *                  Director and Assistant Vice President


*        MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614
**       MetLife, 501 Boylston Street, Boston, MA 02116
***      MetLife, 1095 Avenue of the Americas, New York, NY 10036
****     MetLife, 10 Park Avenue, Morristown, NJ 07960
*****    MetLife, 334 Madison Avenue, P.O. Box 633, Convent Station, NJ 07961
******   MetLife, 1300 Hall Boulevard, Bloomfield, CT 06002

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The following list provides information regarding the entities under common control with the Depositor. The Depositor is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The Depositor is organized under the laws of Missouri. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 29. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000 subject to a $5,000,000 deductible. MetLife maintains Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered.

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS


     (a) MetLife Investors Distribution Company, formerly, General American Distributors, Inc., is the principal underwriter for the following investment companies:

     Met Investors Series Trust
     Metropolitan Series Fund, Inc.
     Metropolitan Life Separate Account E
     Metropolitan Life Separate Account UL
     MetLife Investors USA Variable Life Account A
     MetLife Investors USA Separate Account A
     MetLife Investors Variable Annuity Account One

     MetLife Investors Variable Annuity Account Five
     MetLife Investors Variable Life Account Five

     MetLife Investors Variable Life Account One
     First MetLife Investors Variable Annuity Account One
     General American Separate Account Eleven
     General American Separate Account Twenty-Eight
     General American Separate Account Twenty-Nine
     General American Separate Account Two
     Security Equity Separate Account Twenty-Six
     Security Equity Separate Account Twenty-Seven
     MetLife of CT Fund UL for Variable Life Insurance,
     MetLife of CT Fund UL III for Variable Life Insurance
     MetLife of CT Separate Account Eleven for Variable Annuities
     MetLife of CT Separate Account QPN for Variable Annuities
     Paragon Separate Account A
     Paragon Separate Account B
     Paragon Separate Account C
     Paragon Separate Account D

     Metropolitan Life Variable Annuity Separate Account I


     Metropolitan Life Variable Annuity Separate Account II

     (b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.


Name and Principal Business Address    Positions and Offices with Depositor
-----------------------------------    -------------------------------------
Michael K. Farrell **                  Director

Elizabeth M. Forget ***                Executive Vice President

Paul A. LaPiana *                      Executive Vice President, National
                                       Sales Manager-Life

Craig W. Markham *****                 Director

Richard C. Pearson *                   Executive Vice President, General
                                       Counsel and Secretary

Peter Gruppuso ****                    Vice President, Chief Financial
                                       Officer

Paul A. Sylvester *                    President, National Sales
                                       Manager-Annuities & LTC

William J. Toppeta ***                 Director


*      MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614

**     MetLife, 10 Park Avenue, Morristown, NJ 07962
***    MetLife, 1095 Avenue of the Americas, New York, NY 10036
****   MetLife, 485-E US Highway 1 South, Iselin, NJ 08830
*****  MetLife, 13045 Tesson Ferry Road, St. Louis, MO 63128


     (c) Compensation From the Registrant.

                 (1)                          (2)                (3)             (4)         (5)
                                                           Compensation on
                                                          Events Occasion-
                                        Net Underwriting  ing the Deduction
          Name of Principal              Discounts and   of a Deferred Sales  Brokerage     Other
             Underwriter                  Commissions           Load         Commissions Compensation
--------------------------------------- ---------------- ------------------- ----------- ------------
MetLife Investors Distribution Company     $49,750.93            $0              $0           $0


Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into selling agreements with the principal underwriter with respect to sales of the Contracts.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a)  Registrant

     (b)  Metropolitan Life Insurance Company
          200 Park Avenue
          New York, New York 10066

     (c)  MetLife Investors Distribution Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614

     (d)  General American Life Insurance Company
          13045 Tesson Ferry Road
          St. Louis, MO 63128
          (with respect to the Guarantee Agreement only)

ITEM 32. MANAGEMENT SERVICES

Not Applicable.

ITEM 33. FEE REPRESENTATION

     Pursuant to Investment Company Act Section 26(f), MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

ITEM 34. UNDERTAKINGS OF THE DEPOSITOR

During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to policyholders covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

These significant events include: (i) termination of the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee;
(ii) a default under the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policyholders, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a policyholder's request.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MetLife Investors Variable Life Account One, has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Irvine and State of California, on this 30th day of October, 2009.


                                 MetLife Investors Variable Life Account One
                                                  (Registrant)

                                 By: MetLife Investors Insurance Company

                                 By:  /s/ Richard C. Pearson
                                      ------------------------------------------
                                      Richard C. Pearson
                                      Vice President, Associate General Counsel
                                      and Secretary

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MetLife Investors Insurance Company has duly caused this Pre-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Irvine and State of California, on this 30th day of October 2009.


                                 MetLife Investors Insurance Company
                                             (Depositor)

                                 By:  /s/ Richard C. Pearson
                                      ------------------------------------------
                                      Richard C. Pearson
                                      Vice President, Associate General Counsel
                                      and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to Registration Statement has been signed by the following persons, in the capacities indicated, on October 30, 2009.


/s/ Michael K. Farrell*                Chairman of the Board, President and
-------------------------------------  Chief Executive Officer
Michael K. Farrell

/s/ Susan A. Buffum *                  Director
-------------------------------------
Susan A. Buffum

/s/ Elizabeth M. Forget *              Director and Executive Vice President
-------------------------------------
Elizabeth M. Forget

/s/ George Foulke *                    Director
-------------------------------------
George Foulke

/s/ Jay S. Kaduson *                   Director and Vice President
-------------------------------------
Jay S. Kaduson

/s/ Bennett D. Kleinberg *             Director and Vice President
-------------------------------------
Bennett D. Kleinberg

/s/ Richard C. Pearson *               Director, Vice President, Associate
-------------------------------------  General Counsel and Secretary
Richard C. Pearson

/s/ Paul A. Sylvester*                 Director
-------------------------------------
Paul A. Sylvester

/s/ Jeffrey A. Tupper *                Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper

/s/ James J. Reilly *                  Vice President, Finance (Principal
-------------------------------------  Financial and Accounting Officer)
James J. Reilly

                                   By:  /s/ John E. Connolly, Jr.
                                        ----------------------------------------
                                        John E. Connolly, Jr., Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in the City of Boston and Commonwealth of Massachusetts on this 30th day of October, 2009.


                                                GENERAL AMERICAN LIFE INSURANCE COMPANY
                                                (Guarantor)

                                                By:      /s/ Paul L. LeClair
                                                         ---------------------------
                                                         Paul L. LeClair
                                                         Vice President and Actuary


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on October 30, 2009.



Signature                                              Title

/s/ Michael K. Farrell*                Chairman of the Board, President and
-------------------------------------         Chief Executive Officer
Michael K. Farrell

/s/ Peter M. Carlson*                  Director, Executive Vice President and
-------------------------------------        Chief Accounting Officer
Peter M. Carlson

/s/ Todd B. Katz*                                    Director
-------------------------------------
Todd B. Katz

/s/ James L. Lipscomb*                               Director
-------------------------------------
James L. Lipscomb

/s/ Maria R. Morris*                                 Director
-------------------------------------
Maria R. Morris

/s/ Teresa Wynn Roseborough*                         Director
-------------------------------------
Teresa Wynn Roseborough

/s/ Eric T. Steigerwalt*                             Director,
-------------------------------------
Eric T. Steigerwalt

/s/ Stanley J. Talbi*                                Director
-------------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*                               Director
-------------------------------------
Michael J. Vietri

/s/ James J. Reilly*                    Vice President (principal financial
-------------------------------------                officer)
James J. Reilly

                                             By:  /s/ John E. Connolly, Jr.
                                                  -----------------------------
                                                  John E. Connolly, Jr. Esq
                                                  Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT LIST



(a)(iv) Resolution of MetLife Investors Insurance Company Board of Directors authorizing the combining of MetLife Investors Variable Life Account Five into MetLife Investors Variable Life Account One

(c)(i)     Principal Underwriting Agreement

   (iii) General American Financial Sales Agreement among General American Distributors and Linsco/Private Ledger Corp. dated June 29, 2002

   (iv) Selling Agreement among MetLife Investors Insurance Company, MetLife Investors Distribution Company and Morgan Stanley DW Inc. (Broker-dealer and General Agent) dated September 16, 2002

   (v) General American Financial Sales Agreement among General American Distributors and NFP Securities, Inc. dated November 8, 2001

   (vi) MetLife Investors Distribution Company Retail Sales Agreement among MetLife Investors Distribution Company and Royal Alliance Associates Inc. dated May 2, 2005 and First Amendment

   (vii) Selling Agreement among MetLife Investors Insurance Company, MetLife Investors Insurance Company of California, First MetLife Investors Insurance Company, MetLife Investors Distribution Company and UBS PainerWebber, Inc. and PWJC Insurance Sales, Inc. dated October
           31, 2002 and Amendments

   (viii) General American Financial Sales Agreement among General American Distributors and United Planners' Financial Services of America dated July 29, 2002

   (ix) MetLife Investors Distribution Company Retail Sales Agreement among MetLife Investors Distribution Company and Wells Fargo Investments LLC dated November 7, 2005

   (x) MetLife Investors Distribution Company Sales Agreement among MetLife Investors Distribution Company and Wachovia Securities LLC, dba A.G. Edwards dated January 1, 2008

(h)(ii) Second Amendment to the Met Investors Series Trust Participation Agreement dated May 1, 2009

(k)(i)     Opinion and Consent of Counsel

   (ii)    Opinion and Consent of Counsel of Missouri (Guarantor)

(n)        Consents of Independent Registered Public Accounting Firm

(r)(i)     Powers of Attorney of MetLife Investors Insurance Company

   (ii) Powers of Attorney of General American Life Insurance Company (as Guarantor)